

2026 Annual Meeting of Stockholders
Proxy Statement & Annual Report

LendingClub


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2026 Proxy Statement

LendingClub Corporation



88 Kearny Street, Suite 600, San Francisco, California 94108

Notice of 2026 Annual Meeting of Stockholders
To be held on June 2, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of LendingClub Corporation (the "Company," "LendingClub," "we," "us" and "our") will be held:

Date	June 2, 2026
Time	10:00 a.m. Pacific Time
Location	Via webcast at www.virtualshareholdermeeting.com/LC2026
Items of Business	1. Election of three Class III Directors (Kathryn Reimann, Scott Sanborn and Michael Zeisser) to serve until the 2029 Annual Meeting of Stockholders. 2. Advisory vote on executive compensation. 3. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. 4. Approval of a management proposal to amend and restate our Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of our Board of Directors. 5. Approval of a management proposal to amend and restate our Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents.
Record Date	Only stockholders of record at the close of business on April 9, 2026, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Whether or not you expect to participate in the Annual Meeting, please vote via the Internet, by phone, or complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope (if applicable) so that your shares may be represented at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on June 2, 2026: This Proxy Statement, Proxy, and the Annual Report are available electronically at www.proxyvote.com.

By Order of the Board of Directors,

Jordan Cheng
General Counsel and Corporate Secretary

San Francisco, California
April 21, 2026



Dear Stockholders,

LendingClub is a leading nationally chartered digital bank that combines the best of fintech and banking to serve the "motivated middle" — creditworthy U.S. consumers who are often poorly served by traditional financial institutions. Our branchless, mobile-first platform delivers competitive pricing and a streamlined experience across personal loans, auto refinance, and point-of-sale financing, alongside award-winning checking, savings, and digital tools that deepen member engagement over time. Since our founding in 2006, more than five million individuals have become members and more than $100 billion of loans have been originated through our platform.

LendingClub had strong financial performance in 2025, and we continued to execute our growth strategy. We grew full-year originations 33% to nearly $10 billion, more than doubled earnings per share, and achieved a double-digit return on tangible common equity — all while maintaining better credit performance than our competitors. We also advanced our longer-term engagement strategy: our LevelUp deposit products are deepening member relationships, our marketplace continues to attract top-tier institutional investors, and in November we hosted an Investor Day in New York, where we outlined our strategy, competitive advantages, and pathway for durable growth. Notably, we are expanding our purchase finance business into home improvement financing, a large, underpenetrated market where we have strong conviction in our ability to win.

As we grow, we are committed to preserving shareholder value. As a technology-forward company with a significant presence in the San Francisco Bay Area, we operate a broad-based, equity-oriented compensation program to attract and retain top talent, which we recognized was resulting in more dilution than was desirable. In 2023, after extensive engagement with our stockholders, we committed to materially reducing the dilution from our equity programs. We have progressed ahead of our ambitious targets, and encourage you to review pages 3 and 4 of our Proxy Statement, which detail our initiatives and results.

Further, we have included in the Proxy Statement two important governance proposals for your consideration. First, we continue to believe in the merits of a declassified board and have again included a proposal this year to phase out our current classified board structure. Second, we have again included a proposal this year to remove the supermajority voting standard to amend our governing documents. In 2025, more than 99% of our voting stockholders supported these measures; however, we did not receive the necessary two-thirds support from all outstanding shares for these measures to pass. These proposals, along with our efforts to reduce dilution from our compensation programs, address the most common areas of stockholder feedback. We therefore strongly encourage you to vote, and we also recommend that you vote "FOR" each of these proposals.

While acknowledging an elevation in macroeconomic uncertainty, we are entering 2026 with conviction and momentum. Marketing investments are scaling, credit performance remains resilient, and our AI-driven capabilities are delivering measurable gains. With our differentiated model, market-leading data science capabilities and best-in-class customer experience, we are well positioned to create value for our stockholders, as well as our customers, employees, and communities.

Finally, we note that, after nearly thirteen years of extraordinary service on our Board including nearly ten years as Chairman, Hans Morris decided to step down. Hans's leadership was instrumental in guiding our transformation into a national bank and building the foundation that makes today's successes possible. We are deeply grateful for his many contributions.

On behalf of the Board, thank you for your investment in LendingClub.

Sincerely,

Scott Sanborn
Chief Executive Officer and member of the Board

Timothy J. Mayopoulos
Independent Chairman of the Board

Table of Contents

Proxy Summary

Overview Of Voting Items

Proposal	Board Recommendation	Page
Proposal One: Election of Class III directors	**For** each nominee	57
Proposal Two: Advisory vote to approve the compensation of our named executive officers	**For**	58
Proposal Three: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2026 fiscal year	**For**	59
Proposal Four: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of the Board of Directors	**For**	60
Proposal Five: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents	**For**	62

The Notice of Internet Availability of Proxy Materials (the "Notice"), Proxy Statement, form of proxy and Annual Report on Form 10-K for the year ended December 31, 2025 (the "Annual Report") will be first distributed and made available to stockholders on or about April 21, 2026.

A Digital Bank for the Motivated Middle

LendingClub Corporation (including its subsidiaries, "LendingClub", the "Company", "we", "us", "our") is a publicly traded bank holding company and operates a leading nationally chartered digital bank focused on serving a large and underserved segment of creditworthy U.S. consumers that we refer to as the "motivated middle." These consumers are digitally capable, value-conscious, and make frequent use of credit to achieve intentional financial goals; however, they are often poorly served by traditional financial institutions due to structural inefficiencies and limited transparency. Our branchless, mobile-first platform enables members to apply for and manage lending and banking products digitally, delivering competitive pricing and a streamlined experience. We focus on high-demand areas of lending where inefficiencies persist, including personal loans, auto refinance, and point-of-sale financing for major purchases.

Our competitive differentiation is grounded in four core advantages: (i) an underwriting platform built on nearly two decades of proprietary data and machine-learning models; (ii) products designed to provide meaningful value to our members; (iii) digital experiences that enhance transparency and drive engagement, loyalty, and operating efficiency; and (iv) a technology stack engineered for innovation and scalability. Our advanced decisioning, pricing, and risk management capabilities are enabled by an extensive and diverse dataset spanning borrower behavior, credit performance, and economic cycles. We leverage our data advantage, lower-cost deposit base, and complementary marketplace platform and bank balance sheet to optimize loan sales and retention, generating both recurring net interest income and capital-light fee revenue while maintaining attractive returns through economic cycles.

Our lending products typically serve as the entry point to our ecosystem, with members often returning for additional borrowing needs as their financial needs evolve. We supplement these lending interactions with ongoing engagement through our mobile application and award-winning banking products, including checking and savings accounts and digital tools that provide members with insights into their debt, spending, and savings behavior. We believe our expanding product suite and integrated business model enable flexibility, resilience, and the ability to efficiently scale originations across multiple lending verticals, supporting sustainable growth and long-term value creation for our members and stockholders. Since our founding in 2006, more than five million individuals have become members and more than $100 billion of loans have been originated through our platform.

To execute on our vision, grow the business responsibly and create value for our stockholders, it is critical that we have a sophisticated, dedicated and committed management team, overseen by an independent Board of Directors (the "Board") with substantial and relevant expertise.

2025 Strategic Priorities & Results

Our management team and Board are deeply focused on the evolution, execution and oversight of our strategy. Below is a summary of certain key 2025 strategic priorities and how we executed against them.

Strong Business Execution	✓ Grew originations from $7.2B to $9.6B
	✓ Grew total assets to $11.6B, reflecting the success of our Structured Certificates program
	✓ Increased net income to $135.7M, primarily driven by higher marketplace sales and loan sales pricing, strong credit performance and higher net interest margin on a larger balance sheet
Meet or Exceed Stakeholder Expectations	✓ Continued credit outperformance versus competitive set
	✓ Outlined compelling roadmap and strategy at successful November 2025 Investor Day
	✓ Materially reduced dilution from equity program (see pages 3 and 4 for more information)
Advance Our Products	✓ Acquired Mosaic intellectual property to support H1 2026 entry into home improvement financing
	✓ Advanced our mobile capabilities in furtherance of our mobile-first approach
	✓ Launched LevelUp Checking, providing additional opportunities for member savings and engagement

Responsiveness to Stockholder Feedback

Our Board believes it is important to maintain an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Therefore, we engage with stockholders regularly and solicit feedback annually on our compensation and governance practices. Members of our management team participate in these conversations, and stockholders are also offered the opportunity to speak with a member of our Board. Stockholders have overwhelmingly expressed support for the proactive approach the Company has taken to solicit and incorporate stockholder feedback.

In 2024, 2025 and 2026, we reached out to stockholders representing, in aggregate, an estimated 46%, 33% and 58% of our then outstanding shares, respectively, and held meetings with those that requested a discussion. Thus far into 2026, we have had conversations with stockholders holding, in aggregate, an estimated 26% of our outstanding shares, including with the governance departments of some of our largest institutional stockholders. In addition to our annual stockholder outreach on governance and compensation practices, we maintain ongoing dialogue with many of our stockholders through our investor relations program.



Overall, the stockholders we engaged with have expressed support for our strategy, and compensation and governance practices. Below is a summary of feedback we received from our stockholders and how we've responded.

What We Heard	What We Have Done
Equity Programs Stockholders are supportive of our commitments and initiatives to reduce the dilution from our equity compensation program	✓ Evolved compensation program and amended equity plans to reduce equity utilization to meet stockholder supported targets (see below for more information)
PBRSU Design Some stockholders expressed a desire for us to diversify our performance-based restricted stock unit ("PBRSU") program to include an ambitious, but attainable, multi-year operating metric Most stockholders support an at-risk compensation orientation with performance-based awards	✓ Allocated 50% of the intended value of our PBRSUs to achievement against a 3-year Adjusted Net Income metric ✓ Continued to allocate the remaining 50% of the intended value of our PBRSUs to achievement against a 3-year relative total stockholder return ("TSR") metric, with target performance remaining at the 55th percentile
Corporate Governance Stockholders continue to support our efforts to declassify the Board Some stockholders prefer that we eliminate the supermajority vote requirement to amend our governing documents Stockholders support the refreshment and composition of our Board	✓ For the ninth consecutive year, the Board is including and recommending a proposal to phase-out our classified Board ✓ For the fourth consecutive year, the Board is including and recommending a proposal to eliminate the supermajority voting requirement ✓ Majority of Board appointed since 2021, with recent appointments adding diversity and significant banking experience

Reducing Dilution

In connection with our proposal in 2023 to amend and restate our 2014 Equity Incentive Plan (the "Equity Plan Proposal"), we made an accompanying commitment to materially reduce the dilution created from our equity compensation program. **Specifically, our stated targets included reducing our annual utilization rate from our equity compensation program to below 4% by the end of 2027.** This commitment and target are reflective of feedback we received from stockholders.

Below is a summary of the substantial measures we had already taken to manage dilution, including:

- ✓ *Reduced Award Sizes.* Adjusted our internal guidelines to reduce target equity award sizes by 25%
- ✓ *Cliff Vesting.* All equity awards to new hire employees have a one-year cliff before vesting begins
- ✓ *Cash-Choice Program.* Created a "cash-choice" program where non-executive employees can elect to receive a portion of their long-term award in the form of a fixed value cash award in lieu of equity
- ✓ *Stock Options.* Discontinued our use of stock options for equity awards and instead award restricted stock units ("RSUs") and PBRSUs to our employees and executives as long-term awards

Further, in connection with our Equity Plan Proposal, we took the following steps to reinforce our commitment to managing dilution:

- ✓ *Termination of Evergreen Provision.* Terminated the evergreen provision in our 2014 Equity Incentive Plan resulting in forfeiture of over 7 million shares that would otherwise be available for grant
- ✓ *Sunset Radius Plan.* Committed to not issue any of the remaining 1.34 million shares available for grant under the 2016 Radius incentive plan

In our discussions with stockholders, stockholders appreciated and acknowledged that equity compensation is a fundamental component of the Company's ability to deliver competitive levels of compensation and that further reductions in equity compensation would need to be offset by increases in cash compensation in order to retain the human capital necessary to execute and advance the Company's strategy.

Our equity awards are denominated in dollars to employees and then converted into shares/units; typically, by dividing the intended target dollar value by the 30-day trailing average of the Company's stock price. Consequently, an increasing stock price results in reduced dilution as fewer shares are required to cover the intended target dollar value of an equity award. The Company considered the merits of not implementing any program changes and instead allowing for stock price appreciation to naturally reduce the dilution created from its equity compensation program. However, the Company determined that being more proactive with respect to reducing dilution, without the benefit of stock price appreciation, was preferable given the nearly universal feedback the Company received from its stockholders on the importance and urgency of reducing dilution.

Accordingly, in Q1 2024, we adopted a program whereby all long-term awards, including those granted to executives, are bifurcated into an equity portion (e.g., PBRSU and/or RSU) and a fixed value cash-based portion (the "Cash Award"), with the Cash Award vesting over 3-years like the equity portion. This program change is intended to decrease equity utilization while keeping target compensation levels intact and providing the Company another multi-year retention feature in its compensation program. We believe this program was the best available solution to balance reducing dilution, rewarding and retaining employees, and managing compensation expense. For executives, 25% of the intended target value of their long-term awards is allocated to a Cash Award, with the remaining 75% allocated to RSUs and PBRSUs. The Company carried forward the Cash Award program into 2025 because of the continued importance of reducing dilution.

Further, since November 2025, we have begun open market repurchases of our stock pursuant to a program approved by our Board of Directors in November 2025 to repurchase and acquire up to $100 million of our common stock through December 31, 2026, inclusive of the anticipated fair market value of shares of our common stock acquired by holding back a portion of vesting restricted stock units held by our employees to satisfy applicable tax withholding obligations.

The table below depicts our substantial progress on reducing our equity utilization and thereby placing the Company on track to meet or exceed its stated, and stockholder-supported, objectives with respect to managing dilution.

Combination of Program Changes and Stock Price Appreciation Driving Dilution Below the Company's Stated Commitment of 4%

Year	Shares Underlying Granted Equity Awards[1]	Unadjusted Share Utilization Rate[2]	Equity Shares Forfeited[3]	Equity Shares Held Back[4]	Open Market Repurchases	Adjusted Share Utilization Rate[5]
2021	6,381,557	6.3%	(2,608,187)	(495,231)	—	3.2%
2022	6,072,493	5.7%	(1,565,666)	(351,593)	—	3.9%
2023	7,839,756	7.1%	(3,457,344)	(2,550,213)	—	1.7%
2024	4,781,817	4.2%	(1,590,884)	(1,398,723)	—	1.6%
2025	**3,199,920**	**2.8%**	**(791,378)**	**(1,059,666)**	**(389,624)**	**0.8%**

1) Reflects shares underlying equity awards granted assuming PBRSUs at target performance, other than with respect to the 2021 and 2023 PBRSUs which are reflected at the amount earned as such amount was greater than target performance.

2) Reflects the quotient, expressed as a percentage, of (i) the "Shares Underlying Granted Equity Awards" and (ii) the number of total shares outstanding as of the end of the applicable year. As of December 31st of 2021 through 2025, the number of shares of Company common stock outstanding was 101,043,924, 106,546,995, 110,410,602, 113,383,917 and 115,368,987, respectively.

3) Reflects shares underlying outstanding equity awards that were returned to the Company's equity reserve as a result of a termination of service.

4) Reflects shares held back by the Company to satisfy applicable tax withholding obligations with respect to the vesting of RSU and/or PBRSU awards.

5) Reflects the quotient, expressed as a percentage, of (i) the "Shares Underlying Granted Equity Awards" adjusted for "Equity Shares Forfeited", "Equity Shares Held Back" and "Open Market Repurchases" and (ii) the number of total shares outstanding as of the end of the applicable year.

Safe Harbor Statement

Some of the statements in this Proxy Statement, including statements regarding financial results, our ability to effectuate and the effectiveness of Company strategy, the design of our compensation programs, the benefits of our products and services, Company performance and future equity utilization are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "outlook," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that could cause actual results to differ materially from those contemplated by these forward-looking statements include those factors set forth in the section titled "Risk Factors" in our most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC"), as well as in our subsequent filings made with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Board of Directors & Corporate Governance

LendingClub Board

Our Board oversees the strategy and overall business affairs of the Company. A key principle of our Company is maintaining the highest level of trust with customers, regulators, stockholders and employees. We have an active and engaged Board that is committed to fulfilling its fiduciary duties to our Company and stockholders, and helping us continue to earn the trust of our stakeholders. Currently all members of our Board also serve on the board of directors of our banking subsidiary, LendingClub Bank, and therefore are entrusted with monitoring and ensuring the safety and soundness of our banking operations as required by applicable banking regulations. Our Board is also responsible, in conjunction and consultation with the Compensation Committee, for periodically reviewing the performance of our CEO and for providing oversight of talent development and retention. Further, our Nominating and Corporate Governance Committee is responsible for providing primary oversight and review of our progress and disclosures with respect to Environmental, Social and Governance ("ESG") matters.

Our Board currently has nine members and may establish a different number of authorized directors from time to time by resolution. All eight of our current non-employee directors are independent within the meaning of the listing standards of the New York Stock Exchange ("NYSE"). Our Board is currently divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the same class whose term is then expiring. Our Board has proposed to phase out the classified board structure subject to stockholder approval of Proposal Four of this Proxy Statement at the Annual Meeting. If that proposal passes, our Board will phase into a structure in which all directors will be up for election each year to serve a term ending at the next annual meeting of stockholders.

Our Class III directors standing for re-election, if elected, will continue to serve as directors until the 2029 Annual Meeting of Stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal.

Stockholder Outreach and Feedback

Our Board believes it is important to maintain an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Therefore, we engage with stockholders regularly and solicit feedback annually on our compensation and governance practices. Members of our management team participate in these conversations, and stockholders are also offered the opportunity to speak with a member of our Board.

In 2024, 2025 and 2026, we reached out to stockholders representing, in aggregate, an estimated 46%, 33% and 58% of our then outstanding shares, respectively, and held meetings with those that requested a discussion. Thus far into 2026, we have had conversations with stockholders holding, in aggregate, an estimated 26% of our outstanding shares, including with the governance departments of some of our largest institutional stockholders. In addition to our annual stockholder outreach on governance and compensation practices, we maintain ongoing dialogue with many of our stockholders through our investor relations program.

Overall, the stockholders we engaged with expressed support for our compensation and governance practices, including our efforts to declassify the Board and remove the supermajority voting standard. See "Proxy Summary – Responsiveness to Stockholder Feedback" beginning on page 2 for more information.

Board Leadership

Timothy Mayopoulos serves as the independent Chairman of our Board. John C. (Hans) Morris previously served as the independent Chairman of our Board and, after providing over a decade of leadership, service and support to the Company that enabled the transformation of our business and financial profile, he resigned from the position effective March 31, 2026.

While our Corporate Governance Guidelines do not require the separation of offices of the Chairperson of the Board and the Chief Executive, the Board believes an independent Chairperson reinforces the independence of our Board as a whole and results in an effective balancing of responsibilities, experience and independent perspective that meets the current corporate governance needs and oversight responsibilities of our Board. We believe this structure provides consistent and effective oversight of our management and is currently optimal for us and our stockholders.

In selecting Mr. Mayopoulos as the independent Chairman, the Board considered his: (i) tenure on the Board and deep understanding of the Company's business, (ii) strong and relevant experience in the banking and financial services industries, (iii) demonstrated leadership on the Board and as Chair of the Operational Risk Committee, (iv) ability to devote sufficient time and attention to the position and (v) strategy and vision for the Company.

Board Role in Risk Oversight

Management is responsible for assessing and managing risk, subject to Board oversight directly and through its committees. The oversight responsibility of the Board and its committees is informed by reports from our management team, including our Chief Risk Officer and an internal audit team, which are designed to provide visibility to the Board about the identification and assessment of key risks and our risk mitigation strategies. In addition, the Board has requested and has been receiving regular updates from management regarding our response to the recent changes in the macroeconomic environment (including changing interest rates, inflation and market dynamics) and their impacts on us and our customers, employees and other stakeholders, and our efforts to mitigate these impacts.

The Board has delegated to the Operational Risk Committee and Credit Risk and Finance Committee (each comprised of independent directors) primary responsibility for the Board's oversight of risk management. The Operational Risk Committee is primarily focused on strategic, legal, compliance and operational risk, including cybersecurity risk. The Credit Risk and Finance Committee is primarily focused on credit, market, interest rate and liquidity risk. In accordance with their charters, the Operational Risk Committee and Credit Risk and Finance Committee (collectively, the "Risk Committees") assist our Board in its oversight of our key risks, including credit, technology and security, strategic, legal, regulatory (other than related to our financial reporting), compliance and operational risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks. The Operational Risk Committee meets with our Chief Information Security Officer at least once per year to discuss the Company's approach to cybersecurity risk management and to evaluate the status of our cybersecurity efforts, which include a broad range of tools and training initiatives that are designed to work together to protect the data and systems used in our business. The Operational Risk Committee also receives presentations and reports on cybersecurity risks and information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates until such incident has been addressed. We have also established Management Risk Committees to oversee our enterprise risk management program and provide a central oversight function to identify, measure, monitor, evaluate and escalate key risks (including cybersecurity risk) for oversight at the Board level.

The other standing Board committees oversee risks associated with their respective areas of responsibility. For example, our Audit Committee has the responsibility for overseeing the integrity of our financial reporting, including related policies and procedures, compliance with legal and regulatory requirements affecting financial reporting, and overseeing our internal audit function. Our Nominating and Corporate Governance Committee seeks to ensure that our Board is properly constituted to meet its statutory, fiduciary and corporate governance oversight obligations, and evaluates risk arising from governance matters. Our Compensation Committee evaluates risks arising from our compensation policies and practices, as more fully described in the section "Executive Compensation – Compensation Discussion and Analysis – Compensation Risk Assessment" below.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an "independent director" if, among other things, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board has reviewed its composition, the composition of its committees and the independence of each director. Based upon information provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that Syed Faiz Ahmad (Faiz Ahmad), Stephen Cutler, Allan Landon, Timothy Mayopoulos, Kathryn Reimann, Erin Selleck, Janey Whiteside and Michael Zeisser, representing eight of our current nine directors (and all of our current non-employee directors), do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing requirements and rules of the NYSE. In making this determination, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Meetings and Attendance

In 2025, the Board held 9 meetings. Each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served. Although we do not have a formal policy regarding annual meeting attendance by members of our Board, we encourage our directors to attend. Nine of our ten directors, at the time, attended our 2025 Annual Meeting of Stockholders.

In addition, each member of our Board is also a board member of our banking subsidiary, LendingClub Bank. In 2025, LendingClub Bank held a total of 47 meetings of the board or meetings of a committee of the board. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the board of LendingClub Bank during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of the board of LendingClub Bank on which he or she served during the periods that he or she served.

In conjunction with the regularly scheduled meetings of the Board, the independent directors also periodically meet in executive sessions outside the presence of management. The independent Chairman of our Board, among other responsibilities, presides over such sessions.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee, a Credit Risk and Finance Committee, a Nominating and Corporate Governance Committee and an Operational Risk Committee. The current composition and responsibilities of each of the committees of our Board are described below.

Members serve on committees until their resignation or until otherwise determined by our Board. Each of these committees has a written charter, which, along with our Corporate Governance Guidelines, are available on our website at http://ir.lendingclub.com under the heading "Corporate Governance."

Director	Audit Committee	Compensation Committee	Credit Risk & Finance Committee	Nominating & Corporate Governance Committee	Operational Risk Committee
Faiz Ahmad		■		■	■
Stephen Cutler	■				Chair
Allan Landon	Chair	■	■		
Timothy Mayopoulos			■	■	
Kathryn Reimann	■				■
Erin Selleck	■		Chair		■
Janey Whiteside		■		■	
Michael Zeisser		Chair		Chair	

Audit Committee

The current members of our Audit Committee are Stephen Cutler, Allan Landon (chair), Kathryn Reimann and Erin Selleck. All of the members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board has determined that Mr. Landon is an Audit Committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. While other members of our Audit Committee may have the expertise to be designated an audit committee financial expert, the Board made a specific finding only as it relates to Mr. Landon.

In addition, Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board or any other committee of the board (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries.

All of the members of our Audit Committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE.

Our Audit Committee oversees financial risk exposures, including monitoring the integrity of our consolidated financial statements, internal controls over financial reporting, our internal audit function and the independence of our independent registered public accounting firm. Our Audit Committee receives internal control-related assessments and reviews and discusses our annual and quarterly consolidated financial statements with management. In fulfilling its oversight responsibilities with respect to compliance matters affecting financial reporting, our Audit Committee meets at least quarterly with management, our internal audit department, our independent registered public accounting firm, our internal legal counsel and compliance department to discuss risks related to our financial risk exposures.

During 2025, our Audit Committee held 11 meetings.

Compensation Committee

The current members of our Compensation Committee are Faiz Ahmad, Allan Landon, Janey Whiteside and Michael Zeisser (chair). All of the members of our Compensation Committee are independent under the applicable rules and regulations of the SEC and the NYSE.

Our Compensation Committee oversees our executive officer and director compensation arrangements, plans, policies and programs, and administers our annual cash bonus program and long-term compensation plans and arrangements for employees generally. Our Compensation Committee also oversees our broader compensation philosophy and approach to human capital. From time to time and as it deems appropriate, our Compensation Committee may delegate its authority to subcommittees and, with respect to non-executive officer compensation, to our officers.

During 2025, our Compensation Committee held 6 meetings.

Credit Risk and Finance Committee

The current members of our Credit Risk and Finance Committee are Allan Landon, Timothy Mayopoulos and Erin Selleck (chair). Our Credit Risk and Finance Committee assists our Board in its oversight of our key risks, including credit, market, interest rate and liquidity risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks. The Credit Risk and Finance Committee assists the Board in monitoring our risk management system, including ensuring that it is commensurate with our size, complexity and risk profile.

During 2025, the Credit Risk and Finance Committee held 4 meetings.

Nominating and Corporate Governance Committee

The current members of our Nominating and Corporate Governance Committee are Faiz Ahmad, Timothy Mayopoulos, Janey Whiteside and Michael Zeisser (chair). All of the members of our Nominating and Corporate Governance Committee are independent under the applicable rules and regulations of the NYSE.

Our Nominating and Corporate Governance Committee seeks to ensure that our Board is properly constituted to meet its statutory, fiduciary and corporate governance oversight. Our Nominating and Corporate Governance Committee will advise our Board on corporate governance matters and board performance matters, including making recommendations regarding director nominations and new appointments, the structure and composition of our Board and Board committees and developing, recommending and monitoring compliance with corporate governance guidelines and policies and our business conduct and ethics policy. Our Nominating and Corporate Governance Committee also provides primary oversight and review of our progress and disclosures with respect to ESG matters (including climate matters).

During 2025, our Nominating and Corporate Governance Committee held 3 meetings.

Operational Risk Committee

The current members of our Operational Risk Committee are Faiz Ahmad, Stephen Cutler (chair), Kathryn Reimann and Erin Selleck. Our Operational Risk Committee assists our Board in its oversight of our key risks, including technology and security (including cybersecurity risk), strategic, legal, regulatory (other than related to our financial reporting), compliance and operational risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks.

During 2025, our Operational Risk Committee held 4 meetings.

Director Skills and Experience

Our nominees and continuing directors provide a balanced mix of skills and attributes to adeptly oversee our business. Although the Board currently believes that its members have the necessary skills and expertise, the Board regularly monitors the evolution of the Company and the fintech and banking industry, and as part of its refreshment process evaluates its ability to continue to provide necessary skills and experience. The following matrix summarizes certain skills and attributes of our nominees and continuing directors. The matrix is intended to be a high-level summary of what the Board views as key skills and attributes and is not a comprehensive list of each director's skills or contributions to the Board.

Nominees and Continuing Directors	Ahmad	Cutler	Landon	Mayopoulos	Reimann	Sanborn	Selleck	Whiteside	Zeisser
Consumer Banking Consumer banking and financial services industries experience		■	■	■	■	■	■	■	
Fintech Experience applying technology to financial services			■	■	■	■		■	
Consumer Internet Expertise in the use of consumer internet platforms and technology	■					■		■	■
Financial Markets Financial markets experience, including capital market transactions		■	■	■		■	■		■
Accounting / Financial Literacy Accounting and/or finance expertise, including internal controls		■	■	■	■		■		
Legal / Regulatory Legal and/or regulatory expertise, including reporting obligations		■	■	■	■		■		
Marketing / PR Create and execute marketing and/or public relations strategies	■					■		■	
Compensation / Employee Matters Executive compensation and employee recruitment/retention			■			■			■
Public Board Experience Experience as a board member of another publicly traded company			■	■			■	■	■
Risk Management Evaluate, manage and mitigate enterprise risk	■	■	■	■	■	■	■		
Technology / Product Develop and launch new technologies, products and services	■					■		■	■
Cybersecurity Expertise in cybersecurity and related systems/technologies	■						■		

The following graphics summarize certain other attributes of our nominees and continuing directors. The Board believes that an independent Board with balanced mix of age, tenure and background enables a diversity of thought and perspective and therefore allows the Board to provide more comprehensive oversight of the Company and more robust discussions with Company management.



Additional Governance Measures

For information regarding additional governance measures we have implemented in recent years, please see the section titled "Additional Governance Measures" beginning on page 34.

Business Conduct and Ethics Policy

Our Board adopted a business conduct and ethics policy that applies to all of our employees, officers and directors, including our CEO, CFO and our other executive officers. The full text of the business conduct and ethics policy is posted on the investor relations section of our website at http://ir.lendingclub.com under the heading "Corporate Governance." We intend to disclose future amendments to certain provisions of our business conduct and ethics policy, or waivers of provisions contained therein, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee are or have at any time during the past fiscal year been one of our officers or employees. None of our executive officers currently serve or in the past fiscal year have served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee.

Information Regarding Our Directors

The following table sets forth the names, ages and certain other information for each of the directors with terms expiring at the Annual Meeting (and who are also nominees for election as a director at the Annual Meeting) and for each of the continuing members of our Board:

Director Nominees	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term for Which Nominated
Kathryn Reimann[1][2]	III	69	Director	2022	2026	2029
Scott Sanborn	III	56	CEO & Director	2016	2026	2029
Michael Zeisser[3][4]	III	61	Director	2019	2026	2029
Continuing Directors						
Faiz Ahmad[2][3][4]	I	54	Director	2022	2027	—
Allan Landon[1][4][5]	I	78	Director	2021	2027	—
Timothy Mayopoulos[3][5]	I	67	Director	2016	2027	—
Stephen Cutler[1][2]	II	64	Director	2023	2028	—
Erin Selleck[1][2][5]	II	69	Director	2021	2028	—
Janey Whiteside[3][4]	II	54	Director	2023	2028	—

1) Member of the Audit Committee
2) Member of the Operational Risk Committee
3) Member of the Nominating and Corporate Governance Committee
4) Member of the Compensation Committee
5) Member of the Credit Risk and Finance Committee

Note that under Proposal Four of this Proxy Statement, we are proposing to amend and restate our Eighth Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), to provide that any director elected to the Board after the date of the Annual Meeting be elected for a term expiring at the next annual meeting of stockholders following his or her election.

Nominees for Director

Kathryn Reimann joined our Board in August 2022. Since September 2023, Ms. Reimann has served as a lecturer at University of Miami Law School on ethics and compliance topics. Further, since September 2021, Ms. Reimann has served as a Senior Advisor at Oliver Wyman specializing in regulatory compliance and risk management, regulatory policy, governance and ethics matters. Ms. Reimann has also provided compliance advisory expertise and services as the principal of Lyncroft Compliance LLC since February 2021. She has also served as an Adjunct Professor and Senior Fellow in the Program on Corporate Compliance & Enforcement at New York University School of Law since December 2019 and a regulatory advisor to Hummingbird Regtech since January 2020. She previously served as a Senior Managing Director of Treliant LLC from August 2018 to October 2019 and as Chief Compliance Officer and Managing Director for Citibank NA and Citi's Global Consumer Banking business from August 2006 to July 2018. Earlier, she served as Global Compliance Head and Managing Counsel of American Express and as Chief Compliance Officer at Lehman Brothers. She was elected to the American Law Institute in 2016 and served as an advisor on their compliance principles project. She holds an A.B. from Princeton University's School of Public and International Affairs and a J.D. from New York University School of Law. Ms. Reimann brings extensive experience in consumer financial regulation, bank governance and compliance risk management to our Board.

Scott Sanborn has served as our Chief Executive Officer and as a member of our Board since June 2016. Mr. Sanborn previously served as our President from April 2016 to May 2017, Chief Operating and Marketing Officer from April 2013 to March 2016 and Chief Marketing Officer from May 2010 to March 2013. From November 2008 to February 2010, Mr. Sanborn served as the Chief Marketing and Revenue Officer for eHealthInsurance, an e-commerce company. Mr. Sanborn holds a B.A. from Tufts University. Mr. Sanborn has significant executive and leadership experience and has been a driver of our strategy and growth for nearly 10 years and instrumental in transforming the Company from a small privately held company to a publicly traded company and industry leader. Mr. Sanborn brings the perspective as our Chief Executive Officer and extensive experience with LendingClub and the fintech industry to our Board.

Michael Zeisser joined our Board in September 2019. Mr. Zeisser currently serves as the Managing Partner of FMZ Ventures, a growth equity investment fund focused on experienced economy and marketplace ecosystems. From 2013 to April 2018, Mr. Zeisser served as Chairman, U.S. Investments for Alibaba Group and led Alibaba's strategic investments outside of Asia. From 2003 to 2013, Mr. Zeisser served as Senior Vice President of Liberty Media Corporation, where he led investments in digital media, online gaming, and commerce. Prior to joining Liberty Media, Mr. Zeisser was a partner at McKinsey & Company. Mr. Zeisser also serves on the board of directors of several privately held companies. Previously, Mr. Zeisser served on the board of directors of Global Technology Acquisition Corp. from October 2021 to April 2024 and on the board of directors of Shutterfly, Trip Advisor, IAC, TIME Inc. and XO Group. Mr. Zeisser graduated from the University of Strasbourg, France and the J.L. Kellogg Graduate School of Management at Northwestern University. Mr. Zeisser brings extensive experience in corporate development, strategy and consumer marketplaces to our Board.

Continuing Directors

Faiz Ahmad joined our Board in August 2022. Since February 2025, Mr. Ahmad has served as Chief Executive Officer of Paula's Choice, LLC, a consumer beauty company and entity of Unilever PLC. From August 2022 to March 2024, Mr. Ahmad served as Chief Commercial Officer of YETI Holdings, Inc. Prior to joining YETI, Mr. Ahmad was CEO, Direct-to-Consumer from June 2020 to July 2022 and Chief Digital Services Officer from September 2019 to June 2020 at Optum, a subsidiary of United Health Group, where he led the creation and go-to-market strategy for Optum's direct to consumer digital health marketplace for care and pharmacy needs. He also served as Senior Director and Global Head for the Apple Online Store and Apple Retail Market Development for Apple Inc. from February 2015 to August 2019, where he was responsible for the growth strategy, including customer acquisition and affinity programs, for Apple's retail markets. He also held leadership positions at Delta Airlines, and, in his last role as Managing Director, managed Delta's digital and customer facing touch points while overseeing the overall digital strategy, global business development, product roadmaps and experience design.

Mr. Ahmad received his Master of Business Administration from Emory University and graduated from the Manipal Institute of Technology in India with a Bachelor of Engineering. Mr. Ahmad brings extensive experience in leveraging technology to transform the customer experience for consumer brands to our Board.

Stephen Cutler joined our Board in March 2023. Mr. Cutler served as Of Counsel at Simpson Thacher & Bartlett LLP from January 2023 to June 2025. From April 2018 to January 2023, Mr. Cutler was a Partner at Simpson Thacher & Bartlett LLP and, for a portion of that time, served as Global Head of the firm's Government and Internal Investigations Practice. Prior to joining Simpson Thacher, Mr. Cutler was Vice Chairman from 2016 to 2018 and General Counsel from 2007 to 2016 of JPMorgan Chase & Co. Earlier in his career, Mr. Cutler served as Director of the SEC's Division of Enforcement from 2001 to 2005. Mr. Cutler also serves on the board of The Metropolitan Museum of Art and previously served on the boards of the Financial Industry Regulatory Authority (FINRA) and the National Women's Law Center. Mr. Cutler received his B.A., *summa cum laude*, from Yale University and his J.D. from Yale Law School, where he was an editor of the Yale Law Journal. Mr. Cutler brings extensive experience in the banking industry and legal discipline to our Board.

Allan Landon joined our Board in February 2021. Since June 2011, Mr. Landon has served in various capacities at the University of Utah, including Innovation Advisor, Assistant Dean and Adjunct Professor at the David Eccles School of Business. His teachings cover business leadership and banking courses and help develop experiential learning programs. He also directed the Utah Center for Financial Services. From July 2011 to July 2018, Mr. Landon was Operating Partner at Community BanCapital and CBC Management GP, an Investment Management company. From 2004 to 2010, Mr. Landon served as Chairman and Chief Executive Officer of Bank of Hawaii. Before joining Bank of Hawaii, Mr. Landon was the Chief Financial Officer of First American Bank. Earlier Mr. Landon was a Certified Public Accountant (CPA) and partner with Ernst & Young, serving public and privately-owned community, regional banks and other financial institutions. Mr. Landon is a member of the Board of Directors of Electronic Caregiver, Inc., and previously served on the Board of Directors of State Farm Mutual Automobile Insurance and Whistic, Inc. Mr. Landon holds a B.S. from Iowa State University. Mr. Landon brings extensive experience in the banking and financial services industries to our Board.

Timothy J. Mayopoulos joined our Board in August 2016. Since October 2023, Mr. Mayopoulos has served as CEO of Power Forward Communities, a nonprofit dedicated to decarbonizing American homes. During March 2023, at the request of the FDIC, Mr. Mayopoulos served as President and CEO of Silicon Valley Bridge Bank, N.A. From January 2019 to March 2023, Mr. Mayopoulos served as President of Blend Labs, Inc., a publicly traded enterprise software company serving mortgage originators and financial institutions. From 2012 to 2018, Mr. Mayopoulos served as President and CEO of Fannie Mae, a government sponsored enterprise and one of the largest providers of mortgage credit in the United States. Mr. Mayopoulos joined Fannie Mae in 2009 in the wake of the financial crisis. He initially served as Fannie Mae's General Counsel, and in 2010 was named Chief Administrative Officer. He was promoted to CEO in June 2012, and, in that role, led the company's support of the U.S. housing market and its efforts to create a better housing finance system for the future. Before joining Fannie Mae, Mr. Mayopoulos was General Counsel of Bank of America, held senior legal positions at Donaldson, Lufkin & Jenrette, Credit Suisse First Boston and Deutsche Bank, and practiced law at Davis Polk & Wardwell. Mr. Mayopoulos is a member of the Boards of Directors of Blend Labs, Inc., Science Applications International Corporation (SAIC) and several privately held companies. He is a graduate of Cornell University and New York University School of Law. Mr. Mayopoulos brings extensive experience in the banking and financial services industries and legal and regulatory disciplines to our Board.

Erin Selleck joined our Board in February 2021. Prior to her retirement in 2014, Ms. Selleck served as Senior Executive Vice President and Treasurer for MUFG Union Bank, a key subsidiary of Japan's Mitsubishi UFJ Financial Group (MUFG), one of the world's largest financial organizations. Her accomplishments at Union Bank include successfully guiding the bank through the 2008 financial crisis, growing the bank's balance sheet, and navigating an increasingly challenging economic and regulatory environment in the banking industry. Before joining MUFG Union Bank, Ms. Selleck served as Vice President and Manager in Corporate Treasury at Bank of

America. Ms. Selleck served on the board of Broadway Financial Corp/Broadway Federal Bank from 2015 until March 2021. Ms. Selleck holds a B.A. in Sociology and an M.B.A. from University of California at Berkeley. Ms. Selleck brings extensive experience in the banking and financial services industries to our Board.

Janey Whiteside joined our Board in April 2023. Since October 2022, Ms. Whiteside has served as a partner of the Consello Group, a financial services advisory and strategic investing platform. Ms. Whiteside has also served as the Chief Growth Officer of Consello since June 2024. Prior to joining Consello, Ms. Whiteside was Executive Vice President and Chief Customer Officer of Walmart Inc. from August 2018 to March 2022, where she was responsible for the customer journey for both Walmart stores and e-commerce across marketing, creative, PR, product and design, and launched Walmart Connect and Walmart+. From 1997 to July 2018, Ms. Whiteside served at American Express Company in business development, marketing and operating roles in various customer segments, including most recently EVP & GM – Global Premium Products & Benefits and EVP & GM – Global Charge Products, Benefits & Services. Prior to American Express, Ms. Whiteside worked at HSBC Bank from 1993 to 1997. Ms. Whiteside is a member of the Board of Directors of Lyft, Inc. Ms. Whiteside holds an Economics & Management Studies degree (BSc Econ) from Cardiff University. Ms. Whiteside brings extensive experience in the financial services industry and in the marketing, digital and commercial disciplines to our Board.

Considerations in Evaluating Director Nominees

In its evaluation of director candidates, our Nominating and Corporate Governance Committee considers the current size and composition of our Board and the needs of our Board and the respective committees of our Board. Some of the qualifications that our Nominating and Corporate Governance Committee considers include business experience and the skills set forth in the director skills matrix beginning on page 10.

Exceptional candidates who do not meet all of the above criteria may still be considered. Director candidates must have sufficient time available in the judgment of our Nominating and Corporate Governance Committee to perform all board of director and committee responsibilities. Members of our Board are expected to prepare for, attend, and participate in all board of director and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in our stockholders' best interests.

Our Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, it considers diversity characteristics in identifying director nominees, including diversity in the perspective, experience, background and skills that contribute to the Board's performance of its responsibilities in the oversight of our Company. Additionally, in its efforts to recruit members of the Board, the Nominating and Corporate Governance Committee will specifically direct any individuals or search firms assisting with recruitment to seek out potential candidates with diversity characteristics, to ensure that the Nominating and Corporate Governance Committee has considered a full array of qualified candidates. In making determinations regarding nominations of directors, our Nominating and Corporate Governance Committee also considers these and other factors as it oversees the annual board of director and committee evaluations. After completing its review and evaluation of director candidates, our Nominating and Corporate Governance Committee recommends to our full Board the director nominees for election.

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. Candidates may come to its attention through current members of our Board, professional search firms (which locate qualified candidates that meet the Nominating and Corporate Governance Committee's criteria), stockholders or other persons. The Board does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate at the Annual Meeting must comply with certain procedures. A stockholder of record can nominate a candidate for election to the Board by complying with the procedures in Article I, Section 1.11 of our Amended and Restated Bylaws (the "Bylaws"). Any eligible stockholder who wishes to submit a nomination should review the requirements in the Bylaws on nominations by stockholders. Any nomination should be sent in writing to the Secretary, LendingClub Corporation, 88 Kearny Street, Suite 600, San Francisco, California 94108. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws and a representation that the nominating stockholder is a beneficial or record holder of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected, along with an irrevocable resignation, contingent (i) on that nominee not receiving the required vote for election, and (ii) acceptance of that resignation by the Board in accordance with policies and procedures adopted by the Board for such purposes. All candidates are evaluated under the same process which is conducted by our Nominating and Corporate Governance Committee, and may be considered at any point during the year. Stockholders otherwise may recommend persons for the Board to consider for nomination. If any materials are provided by a stockholder in connection with the nomination or recommendation of a director candidate, such materials are forwarded to the Nominating and Corporate Governance Committee.

All proposals of stockholders (including nominations but excluding proposals under SEC Rule 14a-8) that are intended to be presented by such stockholder at an annual meeting of stockholders must be in writing and notice must be delivered to the Secretary at our principal executive offices no later than the close of business on the 75th day nor earlier than the close of business on the 105th day prior to the first anniversary of the preceding year's annual meeting. For stockholder proposals under SEC Rule 14a-8, see "QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING – 17. How can I make proposals or nominate a director at next year's annual meeting?".

Director Compensation

Our non-employee director compensation program is described below. In addition, we reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending our board and committee meetings. Employee directors are not eligible to receive additional compensation for their service as directors. Accordingly, Mr. Sanborn, our Chief Executive Officer, received no additional compensation in 2025 for his service as a director. Our non-employee directors do not receive perquisites.

Equity Compensation

Under our non-employee director compensation program, each new non-employee member of our Board receives an equity award of RSUs in connection with his or her initial election or appointment to our Board having a target grant date fair value equal to $200,000 multiplied by a fraction, the numerator of which is 365 minus the number of days that have elapsed between the date of our most recently completed annual meeting of stockholders and the date the non-employee director becomes a member of our Board, and the denominator of which is 365 (the "Initial Director Award").

To satisfy stock ownership requirements set forth by the federal banking regulations, the Initial Director Award shall have a target grant date fair value equal to at least $1,000 and $1,000 of the Initial Director Award will vest immediately. The remainder of the Initial Director Award, if any, will vest on the one-year anniversary of our most recently completed annual meeting of stockholders. For example, a non-employee director that joins our Board mid-way through the one-year anniversary of our most recently completed annual meeting of stockholders would receive an Initial Director Award having a target grant date fair value equal to $100,000 with $1,000 vesting immediately and the remainder vesting on the one-year anniversary of our most recently completed annual meeting of stockholders.

Each continuing non-employee member of our Board receives on the date of our annual meeting of stockholders an equity award of RSUs having a target grant date fair value of $200,000 that vests quarterly over one year (the "Annual Director Award"). The number of RSUs granted to non-employee directors is determined by dividing the target grant date fair value of the equity award (e.g., the Initial Director Award or Annual Director Award) by our stock price on the date of grant.

Cash Compensation

Each non-employee director receives the applicable annual cash retainers listed below based on their board and committee service. Committee chairpersons do not receive the committee member retainer in addition to the chairperson retainer. Our non-executive Board chairperson does receive both the cash retainer as a non-employee director and the cash retainer as non-executive Board chairperson.

Board and Committee Service	2025 Cash Retainer Amounts
All Non-Employee Directors	$40,000/year
Non-Executive Board Chairperson	$25,000/year
Audit Committee Chairperson	$25,000/year
Compensation Committee, Operational Risk Committee, and Credit Risk & Finance Committee Chairperson	$17,500/year
Nominating and Corporate Governance Chairperson	$10,000/year
Audit Committee Member	$12,500/year
Compensation Committee, Operational Risk Committee, and Credit Risk & Finance Committee Member	$ 8,000/year
Nominating and Corporate Governance Member	$ 5,000/year

Cash retainers are generally paid semi-annually after services are rendered instead of paid in advance. Specifically, non-employee directors typically receive a cash payment in June for services performed from January to June and a cash payment in December for services performed from July to December.

Bank Board Service

Each member of our Board and committee of our Board also concurrently serves as a director of our banking subsidiary, LendingClub Bank (the "Bank Board") and in a corresponding capacity on the corresponding committee, if any, of the Bank Board. Accordingly, by way of example only, a member of our Board who serves as a member of the Audit Committee of our Board and the chair of the Operational Risk Committee of our Board, then also concurrently serves as a member of the Bank Board, a member of the Audit Committee of the Bank Board and the chair of the Operational Risk Committee of the Bank Board (such concurrent service, "Concurrent Service"). Our non-employee directors do not receive any additional compensation for Concurrent Service on the Bank Board.

Our non-employee director compensation program provides a per meeting cash retainer in the amounts described below, subject to a maximum calendar year payment of $25,000, for non-employee directors who serve on a committee of the Bank Board that meets at least three times in the then current calendar year and for which there is no corresponding Board committee (such Bank Board committee, a "Bank Only Committee").

By way of example only, a Bank Only Committee could include a committee responsible for providing oversight of mergers and acquisitions, legal and regulatory compliance, capital management or a Community Reinvestment Act program. In 2025, there was a single Bank Only Committee that held 5 meetings (the "2025 Bank Only Committee"). Ms. Selleck served as chair of the 2025 Bank Only Committee and each of Ms. Reimann and Messrs. Landon and Mayopoulos served as members until June 2025, when the 2025 Bank Only Committee was dissolved.

Bank Only Committee Service	2025 Cash Retainer Amounts
Chairperson of a Bank Only Committee	$2,000 per meeting
Bank Only Committee Member	$1,000 per meeting

Director Stock Ownership Guidelines

Our director stock ownership guidelines provide that each non-employee director hold equity (vested shares and/or shares underlying RSU awards) equal to at least $400,000 in value, or ten times the current base cash retainer for non-employee director service, within three years from the date of appointment or election to our Board. Compliance with these guidelines will be considered by our Nominating and Corporate Governance Committee when making recommendations to the Board regarding whether to nominate directors for re-election.

All of our non-employee director nominees and continuing non-employee directors are in compliance with this policy, and either meet the suggested ownership levels currently or have additional time to accumulate equity to meet the ownership levels.

2026 Changes to Non-Employee Director Compensation Program

In Q1 2026, the Compensation Committee commissioned a study from its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), to evaluate our non-employee director compensation program. Based on the results of the study, and in order to maintain a competitive non-employee director compensation program while recognizing the significant expertise and time commitment required to serve on our Board, the Compensation Committee recommended, and our Board approved, the following revisions to our non-employee director compensation program, effective as of our Annual Meeting (as revised, the "Revised Program"). The Revised Program furthers the equity orientation of our non-employee director compensation program, demonstrating strong alignment with stockholder interests. Pursuant to the Revised Program, the Annual RSU Award to be granted to our non-employee directors on the date of the Annual Meeting will have a target grant date fair value of $240,000.

Component	Current Program	Revised Program
Equity – Initial RSU Award	$200,000, prorated for service between the director's service commencement date and the one-year anniversary of the last annual meeting. $1,000 of the award vests immediately, and the remainder vests on the one-year anniversary of the prior annual meeting.	$240,000, same proration and vesting terms as the current program
Equity – Annual RSU Award	$200,000, vests quarterly over 1 year	$240,000, same vesting terms as the current program
Cash – Retainer for Non-Executive Board Chairperson	$25,000	$50,000

2025 Director Compensation

The following table provides information regarding the total compensation paid or awarded in 2025 to each of our non-employee directors who served during 2025. Mr. Sanborn received no compensation for his 2025 service on our Board because he was an employee director.

Director	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)	Stock Awards ($)[2]	Total ($)
Faiz Ahmad	61,000	—	200,006	261,006
Stephen Cutler	60,500	—	200,006	260,506
Allan Landon	85,000	—	200,006	285,006
Timothy Mayopoulos	69,500	—	200,006	269,506
John C. (Hans) Morris[3]	87,500	—	200,006	287,506
Kathryn Reimann	65,500	—	200,006	265,506
Erin Selleck	78,500	—	200,006	278,506
Janey Whiteside	53,000	—	200,006	253,006
Michael Zeisser	67,500	—	200,006	267,506

1) Reflects amounts paid in 2025.
2) Amounts reflect the aggregate grant date fair value of the RSUs granted in 2025, without regard to forfeitures, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, *Compensation – Stock Compensation*. Assumptions used in the calculation of this amount are included in "Note 15. Equity – Employee Incentive Plans" to the Consolidated Financial Statements included in our Annual Report. This amount does not reflect the actual economic value realized by each director.
3) Mr. Morris resigned from his position as Chairman of the Board and as a member of the Board effective March 31, 2026.

Options and Stock Awards Held

The following table sets forth the aggregate number of options and stock awards held as of December 31, 2025, by each individual who served as a non-employee director during 2025. All stock awards held by non-employee directors are in the form of RSU awards.

Director	As of December 31, 2025	
	Total Options Held	Total Stock Awards Held
Faiz Ahmad	—	9,561
Stephen Cutler	—	9,561
Allan Landon	—	9,561
Timothy Mayopoulos	—	9,561
John C. (Hans) Morris	120,758	9,561
Kathryn Reimann	—	9,561
Erin Selleck	—	9,561
Janey Whiteside	—	9,561
Michael Zeisser	—	9,561

Executive Officers

The following table identifies certain information about our current executive officers. Each executive officer serves at the discretion of our Board and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Scott Sanborn	56	Chief Executive Officer
Andrew LaBenne	52	Chief Financial Officer
Jordan Cheng	51	General Counsel and Corporate Secretary
Steven Mattics	57	Chief Lending Officer
Dov Haselkorn	46	Chief Risk Officer[1]

1) Mr. Haselkorn was appointed Chief Risk Officer of the Company effective March 2026.

For biographical information regarding Mr. Sanborn, please refer to the section titled "Information Regarding Our Directors" above.

Andrew LaBenne has served as our Chief Financial Officer since September 2022. From July 2022 to September 2022, Mr. LaBenne served as our Executive Vice President, Finance. From April 2021 to May 2022, Mr. LaBenne served as Executive Vice President and Chief Financial Officer of Bakkt Holdings, Inc. (formerly Bakkt Holdings, LLC) and was responsible for all finance, investor relations and enterprise risk functions. From April 2015 to April 2021, Mr. LaBenne was Chief Financial Officer of Amalgamated Financial Corp. From August 2013 until April 2015, Mr. LaBenne was Chief Financial Officer of Business Banking for JPMorgan Chase & Co. Earlier Mr. LaBenne spent 17 years at Capital One Financial in various roles, including as the CFO of Retail Banking and CFO of Commercial Banking. Mr. LaBenne holds a bachelor's degree in engineering from the University of Michigan and an M.B.A. from the University of Virginia.

Jordan Cheng has served as our General Counsel and Corporate Secretary since October 2023. From May 2020 to October 2023, Mr. Cheng served as Senior Vice President and General Counsel of LendingClub Bank, our wholly-owned subsidiary. Mr. Cheng previously served as Vice President, Deputy General Counsel and Secretary of Comenity Bank and Comenity Capital Bank, subsidiaries of Alliance Data Systems Corporation (now Bread Financial), from July 2018 to May 2020, and in various leadership roles, most recently as Vice President and Deputy General Counsel of Alliance Data Systems Corporation from August 2013 to July 2018. Prior to Alliance Data, Mr. Cheng served in various leadership and in-house legal positions at Franklin Capital Corporation, JPMorgan Chase Bank and U.S. Bank from June 2002 to August 2013. Mr. Cheng holds a B.S. in Accounting from the University of Utah and a J.D. from the University of Cincinnati College of Law.

Steven Mattics has served as our Chief Lending Officer since April 2025. Mr. Mattics previously served as Executive Vice President, Head of Retail Payment Solutions (Credit Cards) from January 2020 to May 2025, and Chief Revenue Officer, Retail Payment Solutions from September 2018 to January 2020 at U.S. Bank. Prior to U.S. Bank, Mr. Mattics served as President, Nordstrom Credit Services and EVP, Credit and Payments at Nordstrom from June 2012 to September 2018 and Chairman of the Board and CEO of Nordstrom Bank, a Federal Savings Bank, from June 2012 to November 2017. Mr. Mattics also served as Executive Vice President, Head of Retail Cards for HSBC Card and Retail Services from May 2001 to May 2012. Mr. Mattics holds a B.S. in Mathematics from the University of South Alabama and did his graduate studies in Statistics at Iowa State University.

Dov Haselkorn has served as our Chief Risk Officer since March 2026. From January 2026 to March 2026, Mr. Haselkorn served as our Executive Vice President, Risk. Mr. Haselkorn previously served as the Chief Operational Risk Officer from March 2021 to June 2025 and Chief Model Risk Officer from June 2020 to March 2024 at Capital One. Prior to Capital One, Mr. Haselkorn served as Head of Finance Practice, Americas from February 2018 to June 2020, Finance & Risk Partner from November 2010 to June 2020 and Consultant from September 2003 to November 2010 at Oliver Wyman. Mr. Haselkorn holds a B.A. in Economics from Princeton University.

Executive Compensation – Compensation Discussion & Analysis

Overview

This section describes our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation components and the decisions made in 2025 for our named executive officers ("NEOs"), who were the following during 2025:

- **Scott Sanborn**, our Chief Executive Officer;
- **Andrew LaBenne**, our Chief Financial Officer;
- **Annie Armstrong**, our Chief Risk Officer, who resigned from her position effective March 1, 2026;
- **Jordan Cheng**, our General Counsel and Corporate Secretary; and
- **Steven Mattics**, our Chief Lending Officer.

The compensation provided to our NEOs for 2025 is set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes, and the narrative in this section.

Compensation Philosophy and Principles

To successfully execute on our strategy and continue to develop and operate smart, simple and rewarding financial services solutions for millions of Americans, we must hire and retain a highly talented team of professionals with deep experience in technology and financial services to build new products, engage our members, and manage and grow our business. We also expect our executive team to possess and demonstrate exceptional leadership, innovative thinking and prudent risk management. Because we operate in a highly competitive and dynamic market for talent, our compensation program must be designed to reward and retain our top talent.

Central to our compensation philosophy is incentivizing and rewarding the achievement of strategic and financial goals of the Company and correlating compensation to stockholder returns over the longer term. To that end, we believe that competitive compensation packages should include a combination of base salaries, annual cash bonus opportunities and long-term awards that are earned over a multi-year period. We approach the design and implementation of our executive compensation program with emphasis on the following principles:

- recruit and retain an exceptional executive team;
- incentivize and reward the achievement of strategic and financial goals of the Company; and
- utilize compensation elements that are directly linked to stockholder returns.

Stockholder Engagement & Feedback

Our Board believes it is important to maintain an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Therefore, we engage with stockholders regularly and solicit feedback annually on our compensation and governance practices. Members of our management team participate in these conversations, and stockholders are also offered the opportunity to speak with a member of our Board.

In discussions with stockholders, we received positive feedback for: (i) diversifying our PBRSU program to include a multi-year operating metric to supplement the relative TSR metric, (ii) our orientation towards at-risk and long-term compensation, and (iii) our efforts and initiatives, including allocating a greater portion of target compensation to cash compensation in lieu of equity compensation, to reduce the dilution created from our compensation programs.

Below is a summary of compensation and governance enhancements we have made since 2017 in response to stockholder feedback.

2017-2018	2019-2020	2021-2022	2023	2024-2026
■ Introduced PBRSUs for CEO and expanded to CFO ■ Adopted clawback policy, stock ownership guidelines and majority vote standard ■ Put forth declassification proposal	■ Expanded PBRSU program to all NEOs ■ Reformulated PBRSU program and adopted various compensation policies ■ Continued to put forth declassification proposal	■ Enhanced PBRSUs by shifting entirely to a 3-year performance period and limiting payouts in the event of negative TSR ■ Reduced equity award sizes by 25% and began cash-choice program to help mitigate dilution ■ Continued to put forth declassification proposal	■ Revised clawback policies, with collective coverage in excess of applicable requirements ■ Put forth proposal to remove supermajority voting requirement ■ Continued to put forth declassification proposal	■ Diversified PBRSU program by incorporating a 3-year operating metric ■ Expanded use of cash awards in long-term incentive compensation to reduce dilution ■ Continued to put forth supermajority and declassification proposals
Responsiveness to stockholder feedback and related enhancements to compensation programs drive positive say-on-pay vote outcomes, with above 90% support from stockholders since 2020				

Realized Compensation Aligned with Results and Retention

We believe that our compensation approach supports our objective of rewarding performance and supporting retention, reflecting an opportunity for financial upside when performance and retention objectives are met. In particular, our use of equity awards provides a direct link between stockholder interests and the compensation of our NEOs, thereby motivating and incentivizing our NEOs to focus on increasing our market capitalization over the long term. Conversely, our compensation approach reduces payouts when performance or retention objectives are not met.

2025 Executive Compensation Program

Element	Form	Description	Retention and/or Performance Link
Base Salary	*Cash*	Salaries are competitive and appropriate based on the scope, size and complexity of our business, and represent the only element of our 2025 compensation program that is not at-risk and/or long-term	
Annual Corporate Bonus	*Cash*	Cash bonuses reward our executive officers for achieving pre-defined in-year financial goals that support our long-term business strategy	Pre-Provision Net Revenue, Total Net Revenue and GAAP Net Income, with no payouts if threshold performance is not met; final amounts may be adjusted to reflect individual performance

Element	Form	Description	Retention and/or Performance Link
Long-Term Compensation	*Cash*	Cash-based portion of long-term award promotes retention and reduces dilution from our compensation programs	Three-year vesting period
	RSUs	Long-term equity aligns compensation with stockholders' long-term interests and promotes retention	Stock price performance over a three-year vesting period
	PBRSUs	Long-term performance-based equity aligns compensation with stockholder returns	PBRSUs allocated equally between an Adjusted-Net Income portion and a relative TSR portion, with an absolute TSR modifier Earned only if performance thresholds are met over a three-year performance period, with target performance for the relative TSR portion set at the 55th percentile Maximum funding cap of 125% of target; cap for the relative TSR portion becomes 100% of target if absolute TSR is negative and relative TSR is below the 75th percentile

Compensation Structure Reflects Alignment between Pay and Performance/Retention

The below graphic shows the composition of our CEO's and the average of our other NEOs' target compensation in 2025 (using the target grant date fair value of cash and equity awards) as well as the percentages that are considered at-risk or long-term compensation, demonstrating strong alignment in our compensation structure between pay and performance/retention.

2025 Total Target Compensation

70%
At-Risk
Comp
Annual
Bonus
RSUs
Base
Salary
CEO
Cash
Award
PBRSUs
72%
Long-Term
Comp
67%
At-Risk
Comp
Annual
Bonus
Base
Salary
Other
NEOs
RSUs
Cash
Award
PBRSUs
75%
Long-Term
Comp

Compensation-Setting Process

Role of Our Compensation Committee. Our Compensation Committee oversees all aspects of our compensation program for executive officers, including base salaries, annual cash bonus opportunities and payouts, and long-term award opportunities and payouts (including the size, design and achievement of performance objectives, where applicable). Our Compensation Committee evaluates our executive compensation programs at least annually and more frequently if circumstances warrant. The Compensation Committee is also responsible for determining the compensation for our CEO and making recommendations to the Board regarding non-employee director compensation. The Compensation Committee retains and is supported by FW Cook, an independent compensation consultancy. During 2025, our Compensation Committee held 6 meetings.

Role of Compensation Consultant. During 2025, FW Cook advised the Compensation Committee on the compensation policies and market practices among publicly-traded companies. Other than the forgoing, FW Cook did not provide any services to us. In December 2025, the Compensation Committee assessed the independence of FW Cook pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

Role of Management. The Compensation Committee looks to our CEO to make preliminary recommendations regarding compensation for our executive officers other than himself because of his daily involvement with our executive team. As to the CEO, the Compensation Committee works closely with its independent compensation consultant, our Chief People Officer and our legal department to gather data on competitive market practices and to evaluate potential modifications to our compensation program. No executive officer participates directly in the final deliberations or determinations regarding his or her own compensation package.

Compensation Governance. Our Compensation Committee seeks to ensure sound executive compensation practices to adhere to our pay-for-performance philosophy while appropriately managing risk, supporting retention and aligning our compensation with the creation of long-term value for our stockholders. During 2025, our Compensation Committee was comprised solely of independent directors under the NYSE listing standards and conducted an annual review and approved our compensation strategy.

Use of Comparative Market Data

The Compensation Committee seeks to compensate our executive officers at a level that allows us to successfully retain the best possible talent to manage and grow our business, and drive productivity and efficiency. In setting executive compensation, the Compensation Committee periodically assesses how compensation for our executive officers compares against executives in similar positions at a group of peer companies. In making 2025 compensation decisions the Compensation Committee reviewed compensation data from the 2024 peer group, which was the peer group that was in effect at such time.

In addition to considering compensation data in making compensation decisions, the Compensation Committee also considers the criticality and scope of responsibility of each executive officer, our current practice of maintaining appropriate differentiation in target compensation among our executive officers, as well as the CEO's and Compensation Committee's assessment of each executive officer's performance and impact on the organization.

The Compensation Committee believes that the level of target compensation provided to our NEOs is appropriate to attract and retain the exceptional talent required to lead the Company, especially as a regulated banking institution and in the highly competitive San Francisco Bay Area labor market.

The Compensation Committee typically conducts a full review of our peer group every other year. The most recent review occurred during Q3 2024, at which time the Compensation Committee selected the following companies to constitute the Company's executive compensation peer group:

Affirm Holdings, Inc.	Marqeta, Inc.
Axos Financial, Inc.	MoneyLion, Inc.
Banc of California, Inc.	NerdWallet, Inc.
Blend Labs, Inc.	Open Lending Corp.
Bread Financial Holdings, Inc.	Pathward Financial, Inc.
Domo, Inc.	Preferred Bank
Enova International, Inc.	SoFi Technologies, Inc.
Green Dot Corporation	The Bancorp, Inc.
LendingTree, Inc.	TriCo Bancshares
Live Oak Bancshares, Inc.	Upstart Holdings, Inc.

In selecting the executive compensation peer group, the Compensation Committee focused on companies in the banking and fintech sectors. The Compensation Committee considered public companies, with particular attention to several fintech companies that recently became publicly traded, whose business is based in the United States and whose shares are listed on a national securities exchange in the United States, because compensation practices vary widely internationally. Further, the Compensation Committee considered the assets, revenue, revenue growth, net income and market capitalization of these companies, with a focus on companies with significant operations in the San Francisco Bay Area to reflect local conditions and demand for talent. The Compensation Committee also considered the comparability of our business model, employee count and operational complexity. In its final selection, our Compensation Committee believed it appropriate to select peer companies with financial metrics both above and below our own, with the Company placing between the 25th and 75th percentiles, at the time of selection, on the metrics considered.

In April 2025, MoneyLion, Inc. was acquired. The Compensation Committee will determine whether to select another peer company in place of MoneyLion, Inc. during its next full review of our peer group, which is expected to occur later in 2026.

Role of Stockholder Advisory Vote on Executive Compensation

At our 2025 annual meeting of stockholders, we held a non-binding advisory vote on the compensation of our NEOs, commonly referred to as a "say-on-pay" vote. Approximately 95% of the votes cast by stockholders, excluding abstentions and broker non-votes, were voted in favor of our say-on-pay proposal. Our Compensation Committee is appreciative of the 2025 say-on-pay vote outcome, and considers the results of the say-on-pay votes as well as any other feedback from stockholders in structuring our executive compensation program and making compensation decisions. In particular, as discussed in the section entitled "Stockholder Engagement & Feedback" above on page 22, we periodically solicit feedback from stockholders to, among other things, understand their perspectives on our current executive compensation program. The Compensation Committee will consider the outcome of future say-on-pay votes as we evolve our executive compensation philosophy, objectives and design.

Executive Compensation Elements

Elements of Executive Compensation. Our 2025 NEO compensation packages include three primary elements:

- base salary;
- annual cash bonus opportunity; and
- long-term compensation.

We believe that our compensation mix supports our objective of focusing on "at-risk" compensation having significant financial upside based on both Company and individual performance and/or "long-term" compensation earned over a multi-year period. We expect to continue to utilize equity awards because of the direct link that equity compensation provides between stockholder interests and the interests of our executive officers, thereby motivating our executive officers to focus on increasing value over the long term. For executives, we expect a majority of target compensation to remain tied to long-term awards that encourage sustained performance and support retention.

Base Salary. While we believe that compensation for the executive team should be weighted towards long-term compensation, we believe that acceptable base salaries are a necessary element of overall compensation in order to attract and retain highly qualified executive officers.

Name	2025 Annualized Base Salary[1]
Scott Sanborn	$600,000
Andrew LaBenne	$465,000
Annie Armstrong	$400,000
Jordan Cheng	$355,000
Steven Mattics	$425,000

1) As of December 31, 2025.

The Compensation Committee reviews base salaries on at least an annual basis and may adjust them from time to time to reflect changes in market conditions, or other factors. In 2025, Mr. Sanborn received an increase of $100,000 to his base salary, Mr. LaBenne received an increase of $40,000 to his base salary, Ms. Armstrong received an increase of $25,000 to her base salary and Mr. Cheng received an increase of $20,000 to his base salary. These increases reflect individual performance and market conditions.

Annual Cash Bonuses

We typically use annual cash bonuses to reward our executive officers, including NEOs, for achievement against annual financial goals. In 2025, the interest rate and broader macroeconomic environment continued to remain dynamic and uncertain, thereby making it challenging to identify full-year goals that appropriately captured skillful management execution instead of the impact of external factors such as changes in interest rates. Accordingly, in 2025 the Compensation Committee determined to continue the 2023 and 2024 design of bifurcating the Company-wide annual cash bonus program into two halves (i.e., H1 2025 and H2 2025) to allow for goal setting that more precisely reflects management performance.

For 2025, the Compensation Committee further determined to use Pre-Provision Net Revenue ("PPNR") as the primary quantitative performance metric to determine annual cash bonus funding, with performance against the PPNR metric determining funding of up to 125% of target annual cash bonus funding. Performance of PPNR for each half of 2025 was calculated independently and plotted against the payout curve to determine the payout for the half, and then performance for each half was added together to arrive at annual cash bonus funding with respect to PPNR performance. The Compensation Committee further determined to use Total Net Revenue ("Total Revenue") as a secondary quantitative performance metric to determine bonus funding, with performance in the second half of 2025 against the Total Revenue metric determining funding an additional, all or nothing, 10% of target annual cash bonus funding. Target levels of performance for H1 2025 were established in February 2025 and target levels of performance for H2 2025 were established in July 2025.

Finally, the Compensation Committee determined to include an automatic adjustment mechanism to the H1 2025 and H2 2025 portions of the 2025 annual cash bonus program that automatically reduces bonus funding for the half in the event GAAP Net Income for either quarter comprising the half is negative (the "Net Income Shortfall Adjustment"). The Net Income Shortfall Adjustment was deemed prudent by the Compensation Committee to ensure that funding of the annual cash bonus program would not compromise the Company's stated expectation of remaining profitable on a quarterly basis throughout 2025.

The funding of the annual cash bonus program was based on the achievement of performance metrics and application of the Net Income Shortfall Adjustment, with the Compensation Committee retaining discretion to adjust total funding either above or below the otherwise pre-established payout curve detailed below.

2025 Annual Cash Bonus Program - Payout Curve

Performance Tier[1]	Funding Percentage	H1 2025	H2 2025	
		PPNR ($ million)	PPNR ($ million)	Total Revenue ($ million)[2]
Threshold Performance	50%	105.00	138.75	n/a
Satisfactory Performance	80%	112.00	148.00	n/a
Target Performance	100%	140.00	185.00	535.00
Above Target Performance	110%	154.00	203.50	n/a
Maximum Performance	125%	168.00	222.00	n/a

1) Straight-line interpolation for achievement between: (i) threshold performance and satisfactory performance, (ii) satisfactory performance and target performance, (iii) target performance and above target performance, and (iv) above target performance and maximum performance. The program is not funded if threshold performance is not met.

2) The Total Revenue portion of the 2025 annual cash bonus program has only the target performance tier because funding of the program based on achievement of this metric is all or nothing (i.e., performance less than target performance results in no funding based on this metric and performance above target performance does not yield any incremental funding).

Our Compensation Committee believed that the achievement of the performance metrics would require excellent leadership, effective management and a clear focus on driving and achieving results in a dynamic environment. The following table details the actual funding of the annual cash bonus program. In 2025, actual PPNR for H1 2025 was 119.69% of target performance, actual PPNR for H2 2025 was 108.49% of target performance and actual Total Revenue for H2 2025 was 99.57% of target performance. Further, the Company remained profitable after accrual/funding of the bonus pool for each quarter in 2025, and therefore there was no Net Income Shortfall Adjustment. Accordingly, actual performance during 2025 supported funding the annual cash bonus program at 116.5% of target; which represents 116.5% funding based on the PPNR portion of the annual cash bonus program and 0% on the Total Revenue portion of the annual cash bonus program.

The Compensation Committee did not subsequently exercise any discretion in funding the 2025 annual cash bonus program and therefore approved funding the program at 116.5% of target. As described below, all individual payments under the annual cash bonus program are discretionary and reflect individual achievement during the year, and therefore may be different than the 116.5% total funding level. The table below further details the funding of our 2025 annual cash bonus program.

2025 Annual Cash Bonus Program - Achievement Table

Period / Metric	Actual Performance ($ million)	Unadjusted Funding Based on Actual Performance	Adjustment Due to Net Income Shortfall	Total Funding
H1 2025 / PPNR	167.56	62.27%	0%	62.27%
H2 2025 / PPNR	200.70	54.25%	0%	54.25%
H2 2025 / Total Revenue	532.70	0%	n/a	0%
Full Year 2025	**n/a**	**116.5%**	**0%**	**116.5%**

Individual Performance Measures. We expect a high level of performance from each of our executive officers in carrying out his or her respective responsibilities and each executive officer is evaluated based on his or her overall performance. Our CEO evaluates each executive officer's individual performance (other than his own) and compensation level and, for purposes of determining annual cash bonus payouts, makes a recommendation to our Compensation Committee. The Compensation Committee ultimately determines the individual performance for all NEOs. The impact of individual performance on an individual NEO's bonus amount can modify the amount otherwise payable based on actual corporate achievement. The maximum upward discretionary adjustment is 50% for a total of 150% of the target bonus opportunity amount; however, there is no limitation on the downward discretionary adjustment (i.e., the Compensation Committee retains the discretion to pay an individual NEO zero bonus regardless of corporate achievement).

Annual Cash Bonuses for the 2025 Performance Period

Based on performance against the pre-approved financial metrics described above and in recognition of their significant individual contributions in furthering the Company's performance and strategy, all of our continuing NEOs received a payment under the annual cash bonus plan at the actual corporate funding level of 116.5% (i.e., the Compensation Committee did not apply any discretion (upwards or downwards) on the individual bonus payments to our NEOs based on their individual performance).

The following table sets forth the 2025 annual cash bonuses paid in the first quarter of 2026 to each of our NEOs:

Name	Eligible Salary ($)	Bonus Target (%)	Bonus Target ($)	Bonus Achievement (%)	Total Bonus Payout ($)
Scott Sanborn	575,000	150	862,500	116.5	1,004,813
Andrew LaBenne	455,000	85	386,750	116.5	450,564
Annie Armstrong	393,750	85	334,688	116.5	389,912
Jordan Cheng	350,000	75	262,500	116.5	305,813
Steven Mattics	284,943	85	242,202	116.5	282,165

The Compensation Committee reviews bonus targets under the annual cash bonus program on an annual basis and may adjust them from time to time to reflect changes in market conditions, or other factors. In 2025, Ms. Armstrong's bonus target was increased by 10 percentile points to 85% of her eligible salary. This increase reflects individual performance.

Long-Term Compensation

Typically, long-term awards comprise the single biggest component of target total direct compensation for our NEOs. This approach aligns our executive team with our stockholders' long-term interests, attracts executives of the highest caliber and retains them for the long term. In granting annual long-term awards, the Compensation Committee considers, among other things, the executive officer's base compensation and bonus opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, market conditions and an evaluation of the expected and actual responsibilities and performance.

2025 Long-Term Awards

Based on the results of our internal research and guidance from FW Cook with respect to the practices of our peer group, the recommendations of Mr. Sanborn (who did not participate in approval discussions regarding his own compensation) and the individual performance of each of the NEOs, the Compensation Committee granted long-term awards in Q1 2025 to each of our NEOs as part of our Company-wide annual long-term award program.

In 2025, we continued a program whereby all long-term awards, including those granted to our NEOs, are bifurcated into an equity portion (e.g., PBRSU and/or RSU) and a fixed value cash-based portion ("Cash Award"). The Cash Award vests over 3 years, like the equity portion. This program was implemented in response to stockholder feedback to reduce the dilution from our equity programs. Specifically, it permits for decreased equity utilization, while keeping target compensation levels intact and providing the Company another multi-year retention feature in its compensation program. We continue to believe this program is the best available solution to balance reducing dilution, rewarding and retaining employees, and managing compensation expense.

The aggregate intended target value of the 2025 refresh long-term awards granted to each of Messrs. Sanborn, LaBenne and Cheng and Ms. Armstrong were allocated as follows: (i) 25% in the form of a Cash Award and (ii) 75% in the form of equity awards (i.e., RSUs and PBRSUs), with allocation between RSU and PBRSU being 45/55 for our CEO and 70/30 for our other NEOs.

Although PBRSUs are a core component of our refresh long-term awards, we generally do not include them in the onboarding award for a newly hired executive as executive onboarding awards are sized and structured in light of: (i) the probability that an executive joins the Company mid-year and related complexities with granting PBRSUs off-cycle, (ii) the fact that the executive may be forfeiting significant unvested equity to join the Company and RSUs often provide a more suitable replacement for such equity and/or (iii) the dynamics of the competitive recruiting environment in which the Company operates. Accordingly, the aggregate intended target value of the 2025 onboarding long-term award granted to Mr. Mattics was allocated as follows: (i) 25% in the form of a Cash Award and (ii) 75% in the form of RSUs.

Restricted Stock Units

In 2025, all Company employees that were granted RSUs were provided with an intended target value of the RSU award and the number of RSUs subject to the award was determined by dividing the intended target value of the RSU award by our trailing 30-day average stock price ending on the date preceding the date of grant.

On March 5, 2025, the Compensation Committee granted 96,539 RSUs to Mr. Sanborn, 90,103 RSUs to Mr. LaBenne, 60,069 RSUs to Ms. Armstrong and 42,049 RSUs to Mr. Cheng, reflecting intended target values of $1,265,625, $1,181,250, $787,500, and $551,250, respectively. These RSUs vest over three years, with 1/12th of the RSUs vesting in quarterly installments starting on May 25, 2025, subject to continued service.

In connection with his hiring as Chief Lending Officer in 2025, on June 5, 2025, the Compensation Committee granted 252,404 RSUs to Mr. Mattics, reflecting an intended target value of $2,625,000. The RSUs vest over three years, with 1/3rd of the RSUs vesting on May 25, 2026, and an additional 1/12th of the RSUs vesting each quarter thereafter, subject to continued service through each vesting date. The RSUs granted to Mr. Mattics were intended to recognize the critical role Mr. Mattics is expected to have in the future success of the Company and were made in light of the competitive recruiting environment the Company operates within.

Refresh Performance-Based Restricted Stock Units

In 2025, all Company employees that were granted PBRSUs were provided with an intended target value of the PBRSU award and the number of target PBRSUs subject to the award was determined by dividing the intended target value of the PBRSU award by the per unit grant date fair value determined in accordance with applicable accounting rules under FASB ASC Topic 718.

On March 5, 2025, the Compensation Committee granted 141,395 target PBRSUs to Mr. Sanborn, 46,275 target PBRSUs to Mr. LaBenne, 30,851 target PBRSUs to Ms. Armstrong and 21,596 target PBRSUs to Mr. Cheng, reflecting intended target values of $1,546,875, $506,250, $337,500 and $236,250, respectively.

These awards are structured so that the PBRSUs become earned only to the extent that pre-established performance targets are met over the three-year performance period. For 2025, the Compensation Committee bifurcated the PBRSUs into an operating metric portion and TSR portion.

With respect to the operating metric portion of the 2025 PBRSUs, the Compensation Committee determined to use cumulative Adjusted Net Income over the three-year performance period. Adjusted Net Income, for purposes of the 2025 PBRSUs, is defined as the Company's Net Income (loss), as adjusted to exclude the financial impact of: (i) income tax expense (benefit), (ii) the initial application of the Current Expected Credit Losses ("CECL") accounting methodology (e.g., Day 1 CECL) and (iii) other financial impacts that the Compensation Committee determines are non-recurring and do not contribute directly to evaluating the impact of management's performance on the Company's financial results. The Company believes that this metric appropriately measures management's stewardship over the Company's profitability over a multi-year period by removing the influence of certain accounting and tax mechanics that can meaningfully adjust our GAAP net income in a manner that is not reflective of management execution. As of January 1, 2026, the Company adjusted its accounting methodology for all newly originated loans to the fair-value option accounting methodology (in lieu of using a bifurcated approach whereby CECL accounting methodology was applied to loans held for investment and the fair-value option accounting methodology applied to loans held for sale). Accordingly, as of January 1, 2026, there is no financial impact due to Day-1 CECL because the CECL methodology is not being applied to any newly originated loans.

With respect to the TSR portion of the 2025 PBRSUs, the Compensation Committee determined to compare how our cumulative TSR over the three-year performance period ranks relative to the cumulative TSR of each of the companies below (the "2025 TSR Basket Companies"):

Next Gen Lenders	Other Fintech	Consumer Online Banks	Sub-Prime Consumer Finance	Regional Banks	
Upstart	Green Dot	Synchrony	Regional Management	Live Oak Bank	Axos Financial
Affirm	MoneyLion	Capital One	Oportun	Stellar Bancorp	Eagle Bancorp
SoFi	LendingTree	Discover	OneMain Financial	OFG Bancorp	First Commonwealth Financial
Open Lending		Ally Financial		Brookline Bancorp	First Busey Corp
Rocket Companies		Bread Financial		Columbia Financial	Amerant Bancorp
				ConnectOne Bancorp	National Bank Holdings
				Park National Corp	Origin Bancorp

The 2025 TSR Basket Companies were selected by the Compensation Committee after screening for companies that have relevant business models or operate in industries that are relevant to the Company's business, as well as the following factors:

- Comparability of geography, size and scope
- Balance among types of companies, indexing towards regional banks
- Correlation with LendingClub stock
- Overlap with executive compensation peer group

Given the evolving nature of the Company's business and industry, the Compensation Committee will continue to review and iterate on the basket of companies used for future relative TSR based awards.

Cash Awards

On March 5, 2025, the Compensation Committee granted Cash Awards of $937,500 to Mr. Sanborn, $562,500 to Mr. LaBenne, $375,000 to Ms. Armstrong and $262,500 to Mr. Cheng. These Cash Awards vest over three years, with 1/12th of the Cash Awards vesting in quarterly installments starting on May 25, 2025, subject to continued service.

In connection with his hiring as Chief Lending Officer in 2025, on June 5, 2025, the Compensation Committee granted a Cash Award of $875,000 to Mr. Mattics. The Cash Award vests over three years, with 1/3rd of the Cash Award vesting on May 25, 2026, and an additional 1/12th of the Cash Award vesting each quarter thereafter, subject to continued service through each vesting date.

Achievement of 2022 PBRSU Awards

The PBRSUs granted in 2022 to our NEOs were entirely relative TSR based. The performance period for the PBRSUs ended on December 31, 2024, and accordingly in Q1 2025 our Compensation Committee evaluated the performance of the 2022 PBRSU awards and determined that none of the shares subject to the awards were earned.

Achievement Table for 2022 PBRSU Program[1]

Measure / Weighting	Threshold Performance	Satisfactory Performance	Target Performance	Above Target Performance	Maximum Performance	Actual Performance
Relative TSR	25th Percentile	40th Percentile	55th Percentile	65th Percentile	80th Percentile	**23rd Percentile**
Payout Percentage	50%	75%	100%	110%	125%	**0%**

1) Straight-line interpolation for achievement between: (i) threshold performance and satisfactory performance, (ii) satisfactory performance and target performance, (iii) target performance and above target performance, and (iv) above target performance and maximum performance. The entire award is forfeited if the level of performance is below threshold performance.

Other Compensation Information

Post-Service Vesting of Equity Awards

The equity awards granted to Mr. LaBenne and Ms. Armstrong in 2024 and 2025 provide for an additional year of vesting following a termination of service, subject to certain criteria, including a minimum number of years of service with the Company and certain transition assistance. In the case of PBRSUs for which his or her termination of service occurs during a performance period, each of Mr. LaBenne and Ms. Armstrong are entitled to a pro-rated portion of the earned PBRSU shares determined by adding the additional vesting credit to actual time served during the performance period, and based upon actual achievement of the underlying performance metric(s) upon completion of the performance period.

Annie Armstrong Resignation

Ms. Armstrong voluntarily resigned from her role as Chief Risk Officer effective March 1, 2026. Ms. Armstrong remained an employee of the Company in a non-executive capacity from March 1, 2026 through March 31, 2026. Per the original terms of her equity awards, in connection with her resignation, Ms. Armstrong became eligible to vest into $260,417 in Cash Awards, 55,482 RSUs and up to 82,058 PBRSUs (assuming maximum achievement), following her termination of service on March 31, 2026. Ms. Armstrong was not eligible for, and did not receive, any severance payments in connection with her resignation.

Steven Mattics Relocation Benefits

In 2025, we added Steven Mattics to serve as our Chief Lending Officer. Mr. Mattics is a seasoned executive with more than 25 years of experience in credit, consumer strategy, and risk management at major financial institutions. In order to recruit Mr. Mattics, we determined it was prudent to support his relocation to the higher cost of living environment of the San Francisco Bay Area. Accordingly, Mr. Mattics received one-time Company-provided relocation benefits of $434,500. The relocation benefits were taxable compensation, and Mr. Mattics did not receive a tax gross-up.

Achievement of 2023 PBRSU Awards

The PBRSUs granted in 2023 to our NEOs were entirely relative TSR based with the applicable performance period ending on December 31, 2025. In Q1 2026 our Compensation Committee evaluated the performance of the 2023 PBRSU awards and determined that achievement was 102.9% of target performance resulting in 278,520 shares, 70,897 shares and 50,641 shares subject to the awards being earned and fully vested by each of Mr. Sanborn, Mr. LaBenne and Ms. Armstrong, respectively.

Benefits Programs

Our employee benefits programs, including our 401(k) plan and health and well-being programs, are designed to provide a competitive level of benefits to our employees, including our executive officers and their families. We adjust our employee benefit programs as needed based on regular monitoring of applicable laws and practices and the competitive market. Our executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time employees.

Perquisites and Other Personal Benefits

Currently, we do not provide perquisites or personal benefits to our executive team, other than parking benefits and, in some instances, relocation benefits. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective and for recruitment, motivation or retention purposes.

Employment Agreements

We have entered into employment agreements with each of the NEOs. These agreements provide for "at-will" employment and generally include the NEO's initial base salary, an initial equity award and an indication of eligibility for an annual cash bonus opportunity. These employment agreements also provide for payments upon a qualifying termination of employment, including in connection with a change in control of our Company. We believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our Company. For a summary of the material terms and conditions of these agreements, see "Executive Compensation – Employment Agreements," below.

280G Excise Taxes and 409A Deferred Compensation

We have not provided or committed to provide any NEO with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Section 280G and related sections of the Internal Revenue Code provide that an executive officer and certain persons who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A of the Internal Revenue Code also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider of certain types receives "deferred compensation" that does not meet the requirements of Section 409A of the Internal Revenue Code.

Accounting Considerations

We account for stock-based compensation in accordance with FASB ASC Topic 718 Compensation – Stock Compensation, which requires us to recognize compensation expense for share-based payments. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, including taking into account FASB ASC Topic 718 in determining the amounts of equity compensation awards granted to executives and employees.

Compensation Risk Assessment

Our management team evaluates and actively mitigates risks that may exist relating to our compensation plans, practices and policies for all employees, including our NEOs. Management assesses all of our executive, sales and broad-based compensation plans to determine if any provisions or practices create undesired or unintentional risk of a material nature. This risk assessment process includes a review of plan design, including business drivers and performance measures. Incentive compensation plan design varies across our business based on differing goals established for particular business functions. Incentive compensation targets are reviewed annually and adjusted as necessary to align with our company performance goals and overall compensation to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives. Our management has concluded that these policies and practices do not create risk that is reasonably likely to have a material adverse effect on us.

Additional Governance Measures

Clawback Policies. In September 2017, the Board adopted an Incentive Recoupment Policy which was enhanced in December 2019 to provide the Board the right to recoup certain executive incentive compensation in the event of instances of management fraud or misconduct that result in significant reputational harm (the "Prior Clawback Policy"). In October 2023, the Board adopted an Executive Incentive Compensation Recoupment Policy (the "NYSE Policy") to comply with changes to the NYSE listing standards to effectuate the SEC's rules on clawback policies and a Supplement to Executive Incentive Compensation Recoupment Policy (the "Supplemental Policy"). The NYSE Policy provides for the Company's recoupment of incentive-based compensation from current or former executive officers of the Company in the event of an accounting restatement of the Company's financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws. Incentive-based compensation that may be subject to the NYSE Policy includes any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. The Supplemental Policy provides the Board the right to recoup any incentive-based compensation in the event of a material act of dishonesty or fraud or willful violation of a material Company policy or law that results in significant reputational harm to the Company unrelated to a financial restatement. Incentive-based compensation that may be subject to the Supplemental Policy includes any incentive compensation, including (i) compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting, strategic, operational or subjective measure (e.g., PBRSUs and annual cash bonus), and (ii) compensation awarded under the Company's equity incentive plan(s) (e.g., time-based RSUs and/or Cash Awards). Together, the NYSE Policy and the Supplemental Policy provide for coverage equal or greater to the coverage provided by the Prior Clawback Policy.

Stock Ownership Guidelines. In December 2019, the Compensation Committee adopted stock ownership guidelines pursuant to which the CEO is required to hold equity (vested shares and/or shares underlying RSU awards) with a value of six times base salary; the CFO is required to hold equity (vested shares and/or shares underlying RSU awards) with a value of three times base salary; and all other Section 16 executives are required to hold equity (vested shares and/or shares underlying RSU awards) with a value of two times base salary. Executives are permitted five years from the later of the adoption of the guidelines or the date they became an executive to meet the holding requirements. Prior to meeting the holding requirements, such executives are not permitted to sell more than fifty percent of the after-tax value from any equity vesting event. All executives are in compliance with this policy, and either meet the suggested ownership levels currently or have additional time to accumulate equity to meet the ownership levels.

Insider Trading Policy. We have adopted an insider trading policy and procedures that govern the purchase, sale and/or other disposition of our securities by our directors, officers and other employees. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations as well as the listing standards of the NYSE. Our insider trading policy prohibits our directors, officers and employees from trading in our securities while in possession of material nonpublic information, among other things. Our insider trading policy also prohibits LendingClub Corporation from engaging in any open market purchase or sale of LendingClub Corporation's stock while in possession of material nonpublic information, unless pursuant to a Rule 10b5-1 trading plan. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to the Annual Report.

Hedging and Pledging Policy. Our insider trading policy prohibits directors, officers, and other employees from engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock. This policy prohibits short sales and extends to cover any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our directors, officers and other employees are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information. We do not grant stock options, SARs or similar option-like instruments to our NEOs or other employees in anticipation of the release of material nonpublic information about the Company, and we do not time the public release of such information based on stock option grant dates. We discontinued the use of stock options as equity awards for our employees in 2017.

Option Repricing Policy. Although we have discontinued the use of stock options, a number of stock options remain outstanding and certain of such stock options have per share exercise prices in excess of the current per share price of our common stock. Although we have no intention to reprice these outstanding underwater stock options, in response to stockholder feedback, in December 2019, we amended our stock plans to require a stockholder vote to approve repricing any outstanding stock option.

Gross Up and Minimum Vesting Period Policies. In December 2019, we adopted: (i) a policy requiring that all new hire employee equity awards have a minimum vesting cliff of at least 1-year, subject to certain limited exceptions, and (ii) a policy prohibiting tax gross-ups for Section 16 executives, other than for imputed income in connection with a relocation.

Holding Period Policy. In February 2024, our Compensation Committee adopted a holding period policy for our executive officers. Under the policy, our executive officers are required to hold, and not dispose of, all shares of common stock acquired through the vesting of equity awards granted on or after January 1, 2024, for one calendar year after such shares are acquired. Bona-fide gifts and shares withheld or disposed of to satisfy tax withholding obligations are not subject to the holding period.

Compensation Tables

Summary Compensation Table

The following table provides information regarding the compensation earned by each of our NEOs during the year ended December 31, 2025, and, to the extent required under the SEC executive compensation disclosure rules, the years ended December 31, 2024, and 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Scott Sanborn *Chief Executive Officer*	2025	575,000	546,875	2,690,865	—	1,004,813	5,925	4,823,478
	2024	500,000	234,375	7,160,499	—	1,012,500	7,340	8,914,714
	2023	500,000	—	3,430,801	—	622,500	7,520	4,560,821
Andrew LaBenne *Chief Financial Officer*	2025	455,000	328,125	1,573,975	—	450,564	5,050	2,812,714
	2024	425,000	140,625	1,765,578	—	487,688	5,000	2,823,891
	2023	425,000	—	1,518,284	—	299,838	5,005	2,248,127
Annie Armstrong[5] *Former Chief Risk Officer*	2025	393,750	229,167	1,049,332	—	389,912	5,925	2,068,086
	2024	375,000	101,563	1,275,136	—	379,688	7,340	2,138,727
	2023	375,000	—	1,084,494	—	233,438	6,801	1,699,733
Jordan Cheng *General Counsel and Corporate Secretary*	2025	350,000	189,375	734,544	—	305,813	5,750	1,585,482
	2024	335,000	101,875	823,937	—	339,188	5,750	1,605,750
	2023	315,208	27,188	264,540	—	165,337	5,750	778,023
Steven Mattics *Chief Lending Officer*	2025	284,943	—	2,564,425	—	282,165	436,422	3,567,955

1) For each of the NEOs, the amounts reported for 2025 include the portions of Cash Awards that vested and were paid in 2025. For more information, see ''Compensation Discussion and Analysis – 2025 Long-Term Awards – Refresh Cash Awards.''

2) The amounts reported in this column do not reflect the amounts actually received by our NEOs. The amounts instead reflect the aggregate grant date fair value of RSUs and/or PBRSUs, as applicable, granted during the applicable fiscal year, computed in accordance with the FASB ASC Topic 718. Assumptions used in the calculations for RSUs and PBRSUs granted during 2025 are included in ''*Note 15. Equity – Employee Incentive Plans*'' to the Consolidated Financial Statements included in our Annual Report. The amounts shown do not reflect that the awards are vested/earned over a 3-year period and exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value for RSUs is measured based on the closing fair market value of our common stock on the date of grant. For Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng, the amounts reported for 2025 include the grant date fair value of PBRSUs granted in March 2025, incorporating the probability of achieving the performance conditions to which such PBRSUs are subject to. Assuming the maximum level of performance is achieved under the applicable performance measures for the PBRSU awards, the value of the PBRSU awards (calculated by multiplying the per unit grant date fair value by the maximum number of units) granted to Mr. Sanborn, Mr. LaBenne, Ms. Armstrong, and Mr. Cheng is $1,933,599, $632,820, $421,894 and $295,328, respectively. For more information regarding 2025 equity awards, including the PBRSUs, see ''Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2025 Long-Term Awards.''

3) The amounts reported in this column represent annual cash incentives that were earned during the specified year and paid in the following year. For more information regarding the awards for 2025, see ''Compensation Discussion and Analysis – Executive Compensation Elements – Annual Cash Bonuses.''

4) The amounts reported in this column for 2025 include the following:

  a) Matching contributions made by the Company to the Company's 401(k) savings plan in the amount of: (i) $5,000 for each of Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng, and (ii) $1,417 for Mr. Mattics.

  b) Parking benefits for Mr. Sanborn and Ms. Armstrong;

  c) Well-fitness benefits for Messrs. Cheng and Mattics for their participation in a wellness program available to all Company employees;

  d) Gift to Mr. LaBenne made pursuant to a reward program available to all Company employees; and

  e) Relocation benefits in the amount of $434,500 for Mr. Mattics.

5) Ms. Armstrong resigned from her position as Chief Risk Officer effective March 1, 2026.

Grants of Plan-Based Awards in 2025

The following table sets forth certain information regarding grants of plan-based awards to our NEOs during 2025:

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)		
Scott Sanborn	Cash[3]	N/A	86,250	862,500	1,293,750	—	—	—	—	—
	Cash[4]	3/5/25	—	937,500	—	—	—	—	—	—
	RSUs	3/5/25	—	—	—	—	—	—	96,539	1,143,987
	PBRSUs	3/5/25	—	—	—	70,698	141,395	176,744	—	1,546,878
Andrew LaBenne	Cash[3]	N/A	38,675	386,750	580,125	—	—	—	—	—
	Cash[4]	3/5/25	—	562,500	—	—	—	—	—	—
	RSUs	3/5/25	—	—	—	—	—	—	90,103	1,067,721
	PBRSUs	3/5/25	—	—	—	23,138	46,275	57,844	—	506,254
Annie Armstrong	Cash[3]	N/A	33,469	334,688	502,032	—	—	—	—	—
	Cash[4]	3/5/25	—	375,000	—	—	—	—	—	—
	RSUs	3/5/25	—	—	—	—	—	—	60,069	711,818
	PBRSUs	3/5/25	—	—	—	15,426	30,851	38,564	—	337,514
Jordan Cheng	Cash[3]	N/A	26,250	262,500	393,750	—	—	—	—	—
	Cash[4]	3/5/25	—	262,500	—	—	—	—	—	—
	RSUs	3/5/25	—	—	—	—	—	—	42,049	498,281
	PBRSUs	3/5/25	—	—	—	10,799	21,596	26,995	—	236,263
Steven Mattics	Cash[3]	N/A	24,220	242,202	363,303	—	—	—	—	—
	Cash[4]	6/5/25	—	875,000	—	—	—	—	—	—
	RSUs	6/5/25	—	—	—	—	—	—	252,404	2,564,425

1) Represents equity awards granted under the 2014 Equity Incentive Plan. The indicated threshold, target and maximum amounts correspond to the number of PBRSUs that would be earned in the event that specified threshold, target and maximum levels, respectively, of performance were achieved. For more information regarding the PBRSUs, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2025 Long-Term Awards – Refresh Performance-Based Restricted Stock Units."

2) The amounts reported in this column represent the aggregate grant date fair value of each award, without regard to forfeitures and computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of this amount are included in "*Note 15. Equity – Employee Incentive Plans*" to the Consolidated Financial Statements included in our Annual Report. Note that the amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO. The grant date fair value for RSUs is measured based on the closing fair market value of our common stock on the date of grant. The amount reported for 2025 includes the grant date fair value of PBRSUs granted in 2025, incorporating the probability of achieving the performance conditions to which such PBRSUs are subject to. For more information regarding the PBRSUs and RSUs, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2025 Long-Term Awards."

3) Represents cash awards granted under the Annual Cash Bonus program. "Target" is a dollar value based on the NEO's target bonus percentage and base salary in 2025 as adjusted for any in-year salary adjustments, which is used to calculate eligible wages under the Annual Cash Bonus program. The threshold amount for the award is 10% of target for all NEOs and the maximum amount for the award is 150% of target for all NEOs. Actual non-equity incentive plan awards received for the fiscal 2025 period was $1,004,813, $450,564, $389,912, $305,813 and $282,165 for Mr. Sanborn, Mr. LaBenne, Ms. Armstrong, Mr. Cheng and Mr. Mattics, respectively. For more information regarding the achievement of these non-equity incentive plan awards, see "Compensation Discussion and Analysis – Executive Compensation Elements – Annual Cash Bonuses."

4) Represents Cash Awards granted under the 2014 Equity Incentive Plan. For more information regarding these Cash Awards, see "Compensation Discussion and Analysis – 2025 Long-Term Awards – Cash Awards."

2025 Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding outstanding equity awards held by our NEOs that remained outstanding as of December 31, 2025.

Name	Grant Date	Option Awards				Stock Awards			
						Time-Based		Performance-Based	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Scott Sanborn	02/26/2016	234,588[3]	—	42.05	02/26/2026				
	03/03/2016	11,899[3]	—	47.80	03/03/2026				
	03/12/2023					14,945[4]	283,058		
	03/12/2023							278,520[5]	5,275,169
	03/21/2024					65,754[6]	1,245,381		
	03/21/2024					498,754[7]	9,446,401		
	03/21/2024							111,899[8]	2,119,367
	03/21/2024							113,076[9]	2,141,659
	03/05/2025					72,405[10]	1,371,351		
	03/05/2025							95,158[11]	1,802,293
	03/05/2025							81,586[12]	1,545,239
Andrew LaBenne	03/12/2023					10,849[4]	205,480		
	03/12/2023							70,897[5]	1,342,789
	03/21/2024					61,371[6]	1,162,367		
	03/21/2024							36,621[8]	693,602
	03/21/2024							37,008[9]	700,932
	03/05/2025					67,578[10]	1,279,927		
	03/05/2025							31,143[11]	589,848
	03/05/2025							26,701[12]	505,717
Annie Armstrong	03/12/2023					7,749[4]	146,766		
	03/12/2023							50,641[5]	959,141
	03/21/2024					44,323[6]	839,478		
	03/21/2024							26,449[8]	500,944
	03/21/2024							26,728[9]	506,228
	03/05/2025					45,052[10]	853,285		
	03/05/2025							20,763[11]	393,251
	03/05/2025							17,801[12]	337,151
Jordan Cheng	03/12/2023					2,890[4]	54,737		
	03/21/2024					28,640[6]	542,442		
	03/21/2024							17,090[8]	323,685
	03/21/2024							17,270[9]	327,094
	03/05/2025					31,537	597,311		
	03/05/2025							14,534[11]	275,274
	03/05/2025							12,461[12]	236,011
Steven Mattics	06/05/2025					252,404[13]	4,780,532		

1) Calculated based on the closing price of $18.94 of our common stock on December 31, 2025.
2) Represents the maximum level of performance for PBRSUs granted in 2024 and 2025.
3) Fully vested.
4) Becomes fully vested after three years, with 1/12th vesting on May 25, 2023, and 1/12th vesting quarterly thereafter.

5) Represents the earned portion of the PBRSUs granted in 2023 that vested in January 2026. For more information, see "Compensation Discussion and Analysis – Other Compensation Information – Achievement of 2023 PBRSU Awards."

6) Becomes fully vested after three years, with 1/12th vesting on May 25, 2024, and 1/12th vesting quarterly thereafter.

7) Vests entirely on February 25, 2026.

8) Represents the outstanding but unearned relative TSR based portion of the PBRSUs granted in 2024.

9) Represents the outstanding but unearned Adjusted Net Income based portion of the PBRSUs granted in 2024.

10) Becomes fully vested after three years, with 1/12th vesting on May 25, 2025, and 1/12th vesting quarterly thereafter.

11) Represents the outstanding but unearned relative TSR based portion of the PBRSUs granted in 2025. For more information, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2025 Long-Term Awards – Refresh Performance-Based Restricted Stock Units."

12) Represents the outstanding but unearned Adjusted Net Income based portion of the PBRSUs granted in 2025. For more information, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2025 Long-Term Awards – Refresh Performance-Based Restricted Stock Units."

13) Becomes fully vested after three years, with 1/3rd vesting on May 25, 2026, and 1/12th vesting quarterly thereafter.

2025 Grants of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

During 2025, none of our NEOs were awarded options with an effective grant date during any period beginning four business days before the filing or furnishing of a Form 10-Q, Form 10-K or Form 8-K that disclosed material nonpublic information (other than a Form 8-K that disclosed a material new option award grant under Item 5.02(e)), and ending one business day after the filing or furnishing of such reports.

2025 Option Exercises and Stock Vested

The following table sets forth for each of our NEOs the number of shares of our common stock acquired and the aggregate value realized upon the exercise of stock options and the vesting of stock awards during 2025:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Scott Sanborn[2]	—	—	136,514	1,903,273
Andrew LaBenne	—	—	175,029	2,377,528
Annie Armstrong	—	—	85,752	1,189,540
Jordan Cheng	—	—	47,109	654,842
Steven Mattics	—	—	—	—

1) The value realized upon the vesting of an RSU or PBRSU represents the aggregate market price of the shares of our common stock on the date of vesting.

2) Excludes 8,253 RSUs that were cash settled for a total cash settlement amount of $102,915.

CEO Pay Ratio Disclosure

In accordance with Item 402(u) of Regulation S-K, the Company is providing the following information for fiscal 2025:

- The median of total compensation of all employees, excluding the CEO: $162,816;
- The annual total compensation of the CEO: $4,823,478; and
- The ratio of CEO total compensation to median employee total compensation: 29.7 to 1.

Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. In order to determine the median employee from a compensation perspective, the Company examined annualized cash compensation (salary, wages and cash bonuses) in the 2025 calendar year for all employees, excluding our CEO, employed as of December 31, 2025 ("Determination Date"). On the Determination Date, our employee population consisted of 1,075 individuals, all of whom were located in the United States. This population consisted of our full-time, part-time, and temporary employees.

The Company determined that its median employee from a compensation perspective serves in a credit role. While the methodology we used to select the median employee remained the same as last year and there has not been a change in our employee population or compensation arrangements that we believe would significantly change this disclosure, we selected a new median employee this year to ensure the pay ratio accurately reflects the compensation of our median employee based on our 2025 employee population.

To identify the "median employee," we utilized the amount of base salary, wages and cash bonuses our employees received, as reflected in our payroll records through the Determination Date and annualized such amounts for any individual hired during 2025. Once we identified our median employee, we combined all of the elements of such employee's compensation for 2025 to determine the median employee total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and compared such total compensation to the total compensation of our CEO, as reported in the Summary Compensation Table.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's executive compensation philosophy, including how it incorporates and aligns with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[4]	GAAP Net Income/(Loss) ($ millions)[5]	Pre-Provision Net Revenue (PPNR) ($ millions)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	4,823,478	9,866,259	2,508,559	3,773,321	179.36	167.68	135.7	368.3
2024	8,914,714	18,979,296	2,145,153	3,339,744	153.31	130.19	51.3	243.3
2023	4,560,821	2,710,871	1,815,053	1,350,393	82.77	98.07	38.9	298.2
2022	4,919,050	(14,595,137)	2,796,390	(3,135,491)	83.33	103.00	289.7	420.4
2021	6,938,099	22,811,912	2,922,623	9,069,589	228.98	135.04	18.6	157.2

1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Sanborn (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. See "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

2) The dollar amounts reported in column (c) and column (e) represent the: (i) amount of "compensation actually paid" to Mr. Sanborn, our Principal Executive Officer ("PEO") calculated in accordance with Item 402(v) of Regulation S-K, or (ii) average "compensation actually paid" to the Company's named executive officers ("NEOs") as a group, excluding our PEO, calculated in accordance with Item 402(v) of Regulation S-K. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Andrew LaBenne, Annie Armstrong, Jordan Cheng and Steven Mattics, (ii) for 2024, Andrew LaBenne, Annie Armstrong, Jordan Cheng and Ronnie Momen, (iii) for 2023, Andrew LaBenne, Annie Armstrong, Jordan Cheng, Ronnie Momen and Brandon Pace, (iv) for 2022, Andrew LaBenne, Annie Armstrong, Ronnie Momen, Brandon Pace and Thomas Casey, and (v) for 2021, Thomas Casey, Valerie Kay, Ronnie Momen and Brandon Pace. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total compensation for each year to determine the compensation actually paid:

Year	PEO or Average of Non-PEO NEOs	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefits Adjustments ($)	Compensation Actually Paid ($)
2025	PEO	4,823,478	(2,690,865)	7,733,646	—	—	9,866,259
	Average of Non-PEO NEOs	2,508,559	(1,480,569)	2,745,331	—	—	3,773,321
2024	PEO	8,914,714	(7,160,499)	17,225,081	—	—	18,979,296
	Average of Non-PEO NEOs	2,145,153	(1,407,557)	2,602,148	—	—	3,339,744
2023	PEO	4,560,821	(3,430,801)	1,580,851	—	—	2,710,871
	Average of Non-PEO NEOs	1,815,053	(1,180,779)	716,119	—	—	1,350,393
2022	PEO	4,919,050	(3,472,723)	(16,041,463)	—	—	(14,595,137)
	Average of Non-PEO NEOs	2,796,390	(2,043,476)	(3,888,405)	—	—	(3,135,491)
2021	PEO	6,938,099	(5,805,143)	21,678,956	—	—	22,811,912
	Average of Non-PEO NEOs	2,922,623	(2,179,648)	8,326,614	—	—	9,069,589

a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	PEO or Average of Non-PEO NEOs	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	PEO	4,367,556	3,312,950	345,684	(292,544)	—	—	7,733,646
	Average of Non-PEO NEOs	2,400,752	340,788	172,075	(168,284)	—	—	2,745,331
2024	PEO	13,503,794	2,973,980	500,781	246,526	—	—	17,225,081
	Average of Non-PEO NEOs	1,607,799	584,190	283,443	126,716	—	—	2,602,148
2023	PEO	3,010,664	(1,846,188)	307,697	108,678	—	—	1,580,851
	Average of Non-PEO NEOs	837,737	(200,261)	177,825	(99,182)	—	—	716,119
2022	PEO	1,591,858	(12,537,845)	307,494	(5,402,970)	—	—	(16,041,463)
	Average of Non-PEO NEOs	999,347	(3,393,486)	204,083	(1,698,349)	—	—	(3,888,405)
2021	PEO	7,266,661	11,274,035	952,986	2,185,274	—	—	21,678,956
	Average of Non-PEO NEOs	3,001,312	3,410,557	679,442	1,235,303	—	—	8,326,614

3) The dollar amounts reported in column (d) represent the average of the amounts reported for the NEOs as a group, excluding our PEO, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Andrew LaBenne, Annie Armstrong, Jordan Cheng and Steven Mattics, (ii) for 2024, Andrew LaBenne, Annie Armstrong, Jordan Cheng and Ronnie Momen, (iii) for 2023, Andrew LaBenne, Annie Armstrong, Jordan Cheng, Ronnie Momen and Brandon Pace, (iv) for 2022, Andrew LaBenne, Annie Armstrong, Ronnie Momen, Brandon Pace and Thomas Casey, and (v) for 2021, Thomas Casey, Valerie Kay, Ronnie Momen and Brandon Pace.

4) TSR is cumulative (assuming $100 was invested on December 31, 2020) for the measurement periods beginning on December 31, 2020 and ending on December 31 of each of 2025, 2024, 2023, 2022 and 2021, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The peer group for purposes of this table is the following published industry index: KBW Nasdaq Bank Index.

5) The dollar amounts reported represent the amount of "GAAP Net Income (Loss)" or "PPNR," as applicable, reported in the Company's financial reports on Form 10-K. PPNR is a non-GAAP financial measure. See Exhibit A of this Proxy Statement for more information on our use of non-GAAP financial measures and a reconciliation of PPNR to the nearest GAAP measure.

Financial Performance Measures

We believe the below unranked list represents the most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year. PPNR and GAAP Net Income were two measures in our 2025 annual cash bonus program. Relative TSR and Adjusted Net Income are the performance metrics used in our 2025 PBRSUs.

- PPNR
- GAAP Net Income
- Relative TSR (see the section entitled "2025 Long-Term Awards – Refresh Performance-Based Restricted Stock Units" on page 30 for additional information on our relative TSR based PBRSU program)

Relationship between Compensation Actually Paid and Company Performance

Below are graphs showing the relationship of "compensation actually paid" to our PEO and the average "compensation actually paid" to our Non-PEO NEOs in 2025, 2024, 2023, 2022 and 2021 to (i) the TSR of the Company and the KBW Nasdaq Bank Index, and (ii) the Company's GAAP Net Income (Loss) and PPNR. As illustrated below, the decrease in "compensation actually paid" between 2021 and 2022 is correlated to the depreciation in the Company's stock price during 2022. Similarly, "compensation actually paid" in 2023 approximated, though was modestly less than, the reported summary compensation table totals, reflecting the generally flat stock price between end of year 2022 and end of year 2023. In 2024, the increase in "compensation actually paid" between 2023 and 2024 is correlated to the appreciation in the Company's stock price during 2024. In 2025, the decrease in "compensation actually paid" to our PEO between 2024 and 2025 is not correlated to the appreciation in the Company's price during 2025; however, the increase in average "compensation actually paid" to our Non-PEO NEOs between 2024 and 2025 is correlated to the appreciation in the Company's stock price during 2025. The Company believes that the correlation between "compensation actually paid" and TSR reflects that a significant portion of the Company's executive compensation program is equity denominated. Conversely, changes in "compensation actually paid" are significantly less correlated to the Company's GAAP Net Income and PPNR, reflecting the relatively smaller quantum of executive compensation based on the performance of those measures.



Compensation Actually Paid vs. TSR

Compensation Actually Paid vs. GAAP Net Income (Loss) and PPNR



Employment Agreements

We have entered into employment agreements or offer letters with each of our currently employed NEOs. These agreements provide for at-will employment, a base salary and an initial equity award in amounts determined by our Compensation Committee, a cash bonus based on a target percentage of the NEO's then-current base salary determined by our Compensation Committee and standard employee benefit programs.

The following table describes certain benefits that each of our NEOs would receive in connection with an involuntary termination of their employment, other than certain accrued benefits that are paid upon termination (such as earned but unpaid salary, payment of unreimbursed expenses, etc.):

Benefit	No Change in Control[1]		Change in Control[2]	
	CEO	NEOs (Excluding CEO)	CEO	NEOs (Excluding CEO)
Cash severance[3]	1x annual salary	0.5x annual salary	1.5x annual salary[4]	1x annual salary[4]
Annual cash bonus[3]	Pro-rated amount of annual bonus[5]	Pro-rated amount of annual bonus[5]	1.5x greater of: (i) target bonus or (ii) most recent actual bonus payout	1x greater of: (i) target bonus or (ii) most recent actual bonus payout
Health, dental and vision benefits[6]	12 months of coverage	6 months of coverage	18 months of coverage	12 months of coverage
Equity acceleration	N/A	N/A	Acceleration of all unvested equity awards	Acceleration of all unvested equity awards

1) NEOs (including our CEO) are eligible to receive these benefits if they are terminated without cause or resign with good reason not within 12 months following a change in control. The terms "cause", "change in control" and "good reason" are defined below.

2) NEOs (including our CEO) are eligible to receive these benefits if they are terminated without cause or resign with good reason within 12 months following a change in control. The terms "cause", "change in control" and "good reason" are defined below.

3) Consists of a lump sum payment.

4) Amount payable based on the base salary as in effect immediately prior to the change in control or termination, whichever is greater.

5) Bonus amount to be determined at the Company's sole discretion based on the NEO's performance.

6) Health, dental and vision benefits consist of monthly cash payments equal to the monthly COBRA premium at the time of termination.

All payments upon termination are subject to the NEO's return of our property and release of claims against us. If the NEO's employment is terminated either by the Company for cause or by the NEO without good reason, then he or she will not receive any payments upon termination. Under the employment agreements, the NEOs are also subject to covenants regarding confidentiality, invention assignment and prohibition on solicitation of our employees or independent contractors for a period of six months following the termination of employment.

Under the employment agreements, "cause" means: (i) conviction in a criminal proceeding involving fraud, embezzlement, bribery, forgery, counterfeiting, extortion, dishonesty or moral turpitude, or any felony or misdemeanor charge; (ii) any act or omission by the NEO involving dishonesty, disloyalty or fraud; (iii) a breach of fiduciary duty; (iv) substantial, willful or repeated disregard of the lawful and reasonable directives of our Board or (other than for the CEO) our CEO clearly communicated in writing to the NEO, if not remedied within 30 days of notice from us; (v) a breach of any non-solicitation or other restrictive covenant set forth in any agreement between the NEO and us, if not cured within 30 days of notice from us; (vi) gross negligence or willful misconduct with respect to us or our customers, clients, contractors or vendors; (vii) an order, ruling or determination by a government body, court or self-regulatory organization that imposes a bar or disqualification on the NEO's employment with us; (viii) violation of our policies against unlawful discrimination and harassment; (ix) repeated alcohol or substance abuse while performing services for us; or (x) abandonment or gross dereliction of work duties.

Under the employment agreements, "change in control" means: (i) any merger or consolidation of us with or into another entity (other than any such merger or consolidation in which our stockholders immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the outstanding capital stock or other ownership interests in the surviving corporation); (ii) any sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of our assets; or (iii) any other transaction or series of related transactions pursuant to which a single person or entity (or group of affiliated persons or entities) acquires from us or our stockholders a majority of our outstanding voting power or other ownership interest.

Under the employment agreements, for each currently employed NEO, "good reason" means: (i) a material diminution in base compensation unless the base salary of a majority of other employees at the same level as the NEO is also proportionately reduced; (ii) a change in the geographic location at which the NEO must perform services of greater than 50 miles; or (iii) any other action or inaction that constitutes a material breach by us of the employment agreement, subject to certain exceptions.

Potential Payments Upon Termination or Change in Control

Under the terms of the employment agreements that we entered into with each of our NEOs, they are eligible to receive certain benefits in connection with the termination of their employment, depending on the circumstances, as further described above. In addition:

1. Under the terms of the Cash Awards granted to them in 2024 and 2025, each of Messrs. Sanborn, LaBenne and Cheng and Ms. Armstrong are eligible to receive an acceleration benefit for the unvested portion of their 2024 and 2025 Cash Awards in connection with the involuntary termination of their employment in the event of a change in control.

2. Under the terms of the outstanding PBRSU awards granted to them, each of Messrs. Sanborn, LaBenne and Cheng and Ms. Armstrong are eligible to immediately vest into a pro-rated portion of the award upon a change in control with such pro-rated portion calculated by extrapolating performance of the award based upon performance from the beginning of the performance period through the date immediately preceding the change in control.

Further, the 2024 and 2025 equity awards of Mr. LaBenne and Ms. Armstrong provide for up to an additional year of vesting following a termination of service, subject to certain criteria, including a minimum number of years of service with the Company and certain transition assistance (such transition, a "Qualified Transition"). In the case of PBRSUs for which a Qualified Transition occurs during a performance period, Mr. LaBenne and Ms. Armstrong are entitled to a pro-rated portion of the earned PBRSU shares determined by adding the additional vesting credit to actual time served during the performance period, and based upon actual achievement of the underlying performance metric(s) upon completion of the performance period.

The actual amounts that would be paid or distributed to our NEOs as a result of a termination event occurring in the future may be different than those set forth below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO's base salary and the market price of our common stock at the time of the termination event. Additionally, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in pre-existing agreements.

The table below sets forth the value of the benefits that each of our NEOs would be entitled to receive upon a qualifying event as of December 31, 2025, in accordance with SEC rules, and is based on the closing price of $18.94 of our common stock on December 31, 2025. As used in the table below, "involuntary termination" means termination without cause or for good reason, as described above.

Name	Type of Termination	Cash Severance ($)	Bonus ($)[1]	Health, Dental and Vision Benefits ($)	Continued Vesting Benefit ($)[2]	Acceleration Benefit ($)[3]	Total Potential Severance Payment ($)
Scott Sanborn	Change in Control	—	—	—	—	9,231,697	9,231,697
	Involuntary Termination No Change in Control	600,000	1,004,813	35,886	—	—	1,640,699
	Involuntary Termination With Change in Control	900,000	1,350,000	53,829	—	26,323,667	28,627,496
Andrew LaBenne	Qualified Transition	—	—	—	3,998,651	—	3,998,651
	Change in Control	—	—	—	—	2,637,666	2,637,666
	Involuntary Termination No Change in Control	232,500	450,564	14,812	—	—	697,876
	Involuntary Termination With Change in Control	465,000	395,250	29,624	—	7,136,912	8,026,786
Annie Armstrong	Qualified Transition	—	—	—	2,805,334	—	2,805,334
	Change in Control	—	—	—	—	1,874,056	1,874,056
	Involuntary Termination No Change in Control	200,000	389,912	120	—	—	590,032
	Involuntary Termination With Change in Control	400,000	340,000	240	—	4,986,764	5,727,004
Jordan Cheng	Change in Control	—	—	—	—	604,281	604,281
	Involuntary Termination No Change in Control	177,500	282,165	11,298	—	—	470,963
	Involuntary Termination With Change in Control	355,000	266,250	22,596	—	2,662,803	3,306,649
Steven Mattics	Involuntary Termination No Change in Control	212,500	305,813	12,578	—	—	530,891
	Involuntary Termination With Change in Control	425,000	361,250	25,156	—	5,436,782	6,248,188

1) Represents a cash bonus payment equal to the NEO's actual annual cash bonus for the 2025 fiscal year outside a change in control. Represents a cash bonus payment equal to 150% of Mr. Sanborn's target annual cash bonus for the 2025 fiscal year within a change in control and 100% of the target annual cash bonus for each of Mr. LaBenne, Ms. Armstrong, Mr. Cheng and Mr. Mattics for the 2025 fiscal year within a change in control, in each case using the executive's annualized salary as of December 31, 2025.

2) Includes the continued vesting benefit of the NEO's 2024 and 2025 long-term awards (both the cash and equity portions) assuming a Qualified Transition occurred on December 31, 2025. For the equity portion, represents the intrinsic value based upon the market price of our common stock on December 31, 2025. With respect to 2024 and 2025 PBRSU awards, the value disclosed includes the value of 112,192 shares and 78,886 shares, which represents the portion of the maximum number of shares subject to such awards for each of Mr. LaBenne and Ms. Armstrong, respectively, eligible for the continued vesting benefit assuming a Qualified Transition occurred on December 31, 2025.

3) For a change in control (without an involuntary termination), the value disclosed represents the acceleration value of 487,418, 139,264, 98,947 and 31,905 shares for each of Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng, respectively, which represents: (i) the actual earned number of shares subject to the 2023 PBRSUs held by Mr. Sanborn, Mr. LaBenne and Ms. Armstrong and (ii) the pro-rated portion of the maximum number of shares subject to the 2024 and 2025 PBRSU awards held by each of Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng, eligible for acceleration in the event a change in control occurred on December 31, 2025. For an involuntary termination with a change in control, the value disclosed represents: (i) the acceleration benefit applicable to all of the NEO's outstanding RSU awards, and 2024 and 2025 Cash Awards, plus (ii) the acceleration value of 680,239, 202,370, 142,382 and 61,355 shares for each of Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng, respectively, which represents: (a) the actual earned number of shares subject to the 2023 PBRSUs held by Mr. Sanborn, Mr. LaBenne and Ms. Armstrong and (b) maximum number of shares subject to the 2024 and 2025 PBRSUs held by Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes compensation plans under which our equity securities are authorized for issuance as of December 31, 2025:

Plan Category	(a) Total Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights [1]	(b) Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights ($)[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[3]	5,806,751	$34.18	25,597,001
Equity compensation plans not approved by security holders[4]	—	n/a	1,340,439

1) Prior to our IPO, we granted awards under our 2007 Stock Incentive Plan. Following our IPO, we granted awards under our 2014 Equity Incentive Plan. Includes RSUs and PBRSUs, with the number of outstanding PBRSUs calculated at 100% of the target number of shares subject to each award.

2) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs or PBRSUs, since RSUs and PBRSUs have no exercise price.

3) Includes our 2007 Stock Incentive Plan, 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan. As of December 31, 2025, 20,915,498 shares were available for issuance under the 2014 Equity Incentive Plan and 8,681,503 shares were available for issuance under the 2014 Employee Stock Purchase Plan.

4) Reflects the Radius Bancorp, Inc. 2016 Omnibus Incentive Plan.

Report of the Compensation Committee

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (Securities Act), or under the Securities Exchange Act of 1934, as amended (Exchange Act), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report.

THE COMPENSATION COMMITTEE

Faiz Ahmad
Allan Landon
Janey Whiteside
Michael Zeisser (Chair)

Security Ownership of Certain Beneficial Owners & Management

The following table sets forth information regarding the beneficial ownership of our common stock as of April 9, 2026, by:

- each of our directors;
- each of our named executive officers;
- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options and warrants that are exercisable within 60 days after April 9, 2026. Except as otherwise indicated in the footnotes to the table below, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

We calculated percentage ownership based on 115,497,890 shares of common stock outstanding as of April 9, 2026 (not including treasury shares). In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to RSUs, options or other securities convertible into common stock held by that person that are scheduled to vest or are exercisable or convertible within 60 days of April 9, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of LendingClub Corporation, 88 Kearny Street, Suite 600, San Francisco, California 94108.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Named Executive Officers and Directors:		
Scott Sanborn[1]	1,633,419	1.41%
Andrew LaBenne[2]	280,328	*
Annie Armstrong[3]	402,138	*
Jordan Cheng[4]	124,554	*
Steven Mattics[5]	90,313	*
Faiz Ahmad[6]	85,263	*
Stephen Cutler[7]	95,462	*
Allan Landon[8]	145,327	*
Timothy Mayopoulos[9]	176,189	*
John C. (Hans) Morris[10]	356,806	*
Kathryn Reimann[11]	85,263	*
Erin Selleck[12]	83,548	*
Janey Whiteside[13]	78,279	*
Michael Zeisser[14]	199,379	*
All executive officers and directors as a group (15 persons)[15]	**3,836,268**	**3.31%**

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
5% Stockholders[16]:		
Entities Affiliated with Wellington Management Group LLP[17]	11,971,842	10.37%
Entities Affiliated with Vanguard Group Inc.[18]	11,270,308	9.76%
Entities Affiliated with BlackRock, Inc.[19]	8,465,358	7.33%

*Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

1) Represents (i) 1,605,604 shares held by Mr. Sanborn, and (ii) 27,815 RSUs vesting within 60 days of April 9, 2026 held by Mr. Sanborn.

2) Represents (i) 242,367 shares held by Mr. LaBenne, (ii) 12,000 shares held in two UTMA accounts for children of Mr. LaBenne, and (iii) 25,961 RSUs vesting within 60 days of April 9, 2026 held by Mr. LaBenne.

3) Represents (i) 388,268 shares held by Ms. Armstrong, and (ii) 13,870 RSUs vesting within 60 days of April 9, 2026 held by Ms. Armstrong.

4) Represents (i) 112,439 shares held by Mr. Cheng, and (ii) 12,115 RSUs vesting within 60 days of April 9, 2026 held by Mr. Cheng.

5) Represents 90,313 RSUs vesting within 60 days of April 9, 2026 held by Mr. Mattics.

6) Represents (i) 80,482 shares held by Mr. Ahmad, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Mr. Ahmad.

7) Represents (i) 90,681 shares held by Mr. Cutler, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Mr. Cutler.

8) Represents (i) 140,546 shares held by Mr. Landon, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Mr. Landon.

9) Represents (i) 171,408 shares held by Mr. Mayopoulos, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Mr. Mayopoulos.

10) Represents (i) 236,048 shares held by Mr. Morris, and (ii) 120,758 shares underlying stock options held by Mr. Morris exercisable within 60 days of April 9, 2026.

11) Represents (i) 80,482 shares held by Ms. Reimann, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Ms. Reimann.

12) Represents (i) 78,767 shares held by Ms. Selleck, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Ms. Selleck.

13) Represents (i) 73,498 shares held by Ms. Whiteside, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Ms. Whiteside.

14) Represents (i) 194,598 shares held by Mr. Zeisser, and (ii) 4,781 RSUs vesting within 60 days of April 9, 2026 held by Mr. Zeisser.

15) Represents (i) 3,507,188 shares, (ii) 120,758 shares underlying stock options exercisable within 60 days of April 9, 2026, and (iii) 208,322 RSUs vesting within 60 days of April 9, 2026 held by our executive officers and directors as a group.

16) In addition to the stockholders listed below and based on the Schedule 13G/A filed on February 16, 2021, 7,455,162 shares, representing 6.45% of the Company's outstanding shares of common stock as of April 9, 2026, are held and beneficially owned by ARK Investment Management LLC, and certain of its subsidiaries (collectively, "ARK Management"). The address of ARK Management is 3 East 28th Street, 7th Floor, New York, NY 10016. However, based on records available to the Company, the Company believes that ARK Management no longer holds or beneficially owns 5% or more of the Company's outstanding shares of common stock.

17) Based on the Schedule 13G/A filed on March 5, 2026. Represents 11,971,842 shares held and beneficially owned by Wellington Management Group LLP, and certain of its subsidiaries. The address of Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210.

18) Based on the Schedule 13G/A filed on February 13, 2024. Represents 11,270,308 shares held and beneficially owned by The Vanguard Group Inc., and certain of its subsidiaries. The Vanguard Group subsequently reported in a Schedule 13G/A filed on March 27, 2026 that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over the Company's securities beneficially owned by various Vanguard subsidiaries and/or business divisions, and that certain subsidiaries and/or business divisions that formerly had, or were deemed to have beneficial ownership with the Vanguard Group, will report beneficial ownership separately (on a disaggregated basis). The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

19) Based on the Schedule 13G/A filed on April 23, 2025. Represents 8,465,358 shares held and beneficially owned by BlackRock Inc., and certain of its subsidiaries. The address of BlackRock Inc. is 50 Hudson Yards, New York, NY 10001.

Related Party Transactions

Related party transactions must be reviewed and approved by our Audit Committee when not conducted in the ordinary course of business subject to the standard terms of our online marketplace or certificate investment program. Related party transactions may include any transaction between entities under common control or with a related person occurring since the beginning of our latest fiscal year, or any currently proposed transaction involving us where the amount involved exceeds $120,000. This review also includes any material amendment or modification to an existing related party transaction. We have defined related persons as members of the Board, executive officers, 5% or greater owners of our outstanding stock and any immediate family members of each such related persons, as well as any other person or entity with significant influence over our management or operations.

Report of the Audit Committee

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by, any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The Audit Committee has reviewed and discussed our audited financial statements for the year ended December 31, 2025 with management and with Deloitte & Touche LLP.

The Audit Committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee also has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence from us.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report for filing with the SEC.

THE AUDIT COMMITTEE

Stephen Cutler
Allan Landon (Chair)
Kathryn Reimann
Erin Selleck

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and the rules of the SEC require our directors, executive officers and persons who own more than 10% of our common stock to, among other things, file reports of their ownership and changes in ownership of our common stock with the SEC and to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the reports furnished to us during 2025 and questionnaires from our directors and executive officers, we determined that no director, executive officer or beneficial owner of more than 10% of our common stock failed to file a report on a timely basis during 2025, except for one Form 4 (due on March 7, 2025, but filed on March 14, 2025) for each of Scott Sanborn, Andrew LaBenne, Jordan Cheng, Annie Armstrong and Fergal Stack.

Communications with the LendingClub Board

Stockholders and interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to our Board or to the particular member or members of our Board and mailing the correspondence to our Corporate Secretary at LendingClub Corporation, 88 Kearny Street, Suite 600, San Francisco, California 94108. Each communication from a stockholder should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the stockholder of record and beneficially by the beneficial owner.

Our Corporate Secretary, in consultation with appropriate members of our Board as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chairman of our Board.

Proposal 1: Election of Directors

Our Board is currently comprised of nine members. In accordance with our Certificate of Incorporation, our Board is divided into three staggered classes of directors. At the Annual Meeting, three Class III directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following individuals, each of whom is currently serving on our Board as a Class III director, were nominated by our Board for election at the Annual Meeting, each to serve until the 2029 Annual Meeting of Stockholders and until his or her successor has been elected and qualified or his or her earlier death, resignation or removal:

- Kathryn Reimann;
- Scott Sanborn; and
- Michael Zeisser.

Our Bylaws require that in an uncontested election each director will be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director. A share that is otherwise present at the meeting but for which there is an abstention, or to which a stockholder gives no authority or direction, shall not be considered a vote cast.

Each nominee has consented to being named in this Proxy Statement and to serve if elected. In the event that any nominee for any reason is unable to serve, or for good cause will not serve, the proxies will be voted for such substitute nominee as our Board may determine.

Each nominee has agreed to resign if they do not receive a majority of votes cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINATED DIRECTORS.

Proposal 2: Advisory Vote on Executive Compensation

As required pursuant to Section 14A of the Exchange Act, we are providing our stockholders with a non-binding advisory vote on the compensation of our named executive officers as described above under the heading "Executive Compensation." This non-binding advisory vote is commonly referred to as a "say-on-pay" vote. The non-binding advisory vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, will be determined by the affirmative vote of a majority of the shares cast for or against the matter at the Annual Meeting.

Stockholders are urged to read the "Executive Compensation – Compensation Discussion and Analysis" section of this Proxy Statement, which discusses our executive compensation philosophy, policies and practices, and contains tabular information and narrative discussion about the compensation of our named executive officers. The Compensation Committee believes that these policies and procedures are effective in advancing our compensation philosophy and in achieving our goals.

We are asking you to indicate your support for the compensation of our named executive officers as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies and procedures described in this Proxy Statement. Accordingly, we are asking you to vote, on an advisory basis, which is non-binding, "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to LendingClub Corporation's named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement relating to its 2026 Annual Meeting of Stockholders, is hereby APPROVED."

The vote on our named executive officer compensation is an advisory vote only and will not be binding on us. However, our Compensation Committee, which is responsible for designing and administering our executive compensation, values the opinions expressed by stockholders, and will consider the outcome of the vote when making future compensation decisions.

**THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS,
OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED
IN THIS PROXY STATEMENT.**

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Deloitte & Touche LLP to be our independent registered public accounting firm for the year ending December 31, 2026 and recommends that the stockholders vote for ratification of such appointment. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2026 will be determined by the affirmative vote of a majority of the votes cast for or against the matter at the Annual Meeting. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. We expect representatives of Deloitte & Touche LLP to be present at the Annual Meeting, to have the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Audit and Related Fees

The following table sets forth the aggregate fees for audit and other services provided by Deloitte & Touche LLP for the years ended December 31, 2025 and 2024:

	2025	2024
Audit fees[1]	$3,462,057	$3,256,239
Audit-related fees[2]	—	$20,000
Tax fees	—	—
All other fees	—	—
Total fees	**$3,462,057**	**$3,276,239**

1) Audit fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements included in our Annual Report and a review of financial statements included in our Quarterly Reports on Form 10-Q.
2) Audit-related fees include (i) agreed upon procedures related to compliance with regulatory guidelines, (ii) review of SEC filings, and (iii) services that are normally provided in connection with statutory and regulatory filings or engagements for those years.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with these pre-approvals, and the fees for the services performed to date.

All of the services of Deloitte & Touche LLP for 2025 and 2024 described above were pre-approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

Proposal 4: Declassification of the Board

The Board has unanimously approved and recommends that our stockholders approve amending certain sections of our Certificate of Incorporation that would phase in the declassification of our Board (the "Declassification Amendment"), as described below and set forth on Annex I of this Proxy Statement.

Background of the Proposal

The Nominating and Corporate Governance Committee and the Board regularly review our corporate governance practices to ensure that such practices, including the procedures for the election of directors, remain in the best interests of the Company and our stockholders. The Board believes that its classified structure, which was implemented in 2014 when we became a publicly traded company, promotes continuity, stability, and encourages the Board to plan for long-term goals.

As stated earlier in this Proxy Statement, we conducted meetings with the governance teams from a number of significant stockholders during which we solicited input on governance issues and priorities. During these meetings, a number of our largest stockholders expressed a preference that, over the course of time, we should consider declassifying our Board. While the Board believes there are important benefits to a classified board structure, the Board recognizes the growing sentiment among certain stockholders and members of the investment community in favor of annual elections and the benefit of providing stockholders an annual opportunity to express their views on the individual performance of each director and on the entire board of directors more frequently than with a classified board structure.

Ultimately, after weighing the various factors, the Board determined that it would be in the best interests of the Company and our stockholders to amend and restate our Certificate of Incorporation to declassify the Board. Accordingly, since 2018, we have proposed to amend Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation in order to phase in the declassification of our Board. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Article VI, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. The 2018 through 2025 proposals each failed, receiving between approximately 46.8% and 63.8% of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting in 2018 through 2025, the overwhelming majority voted in favor of the proposal.

In light of the strong stockholder support this proposal has received in prior years among those stockholders that voted and because the Board continues to believe in the merits of declassifying our Board, in March 2026, the Board approved, subject to stockholder approval, the Declassification Amendment. The Board also approved certain conforming changes to our Bylaws, which changes will go in effect if the Declassification Amendment is approved by our stockholders.

Please note that the Declassification Amendment requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of the Company's capital stock to pass.

Current Classified Board Structure

Under Article VI, Section 3 of our Certificate of Incorporation, the Board is currently separated into three classes equal in size. Absent the earlier resignation or removal of a director, each year the stockholders are asked to elect the directors comprising one of the classes for a three-year term. The term of the current Class III directors is set to expire at the Annual Meeting. The term of the Class I directors is set to expire at the 2027 Annual Meeting and the term of the Class II directors is set to expire at the 2028 Annual Meeting. Under the current classified board structure, stockholders may only elect one-third of the Board each year.

Proposed Amendment to Certificate of Incorporation

Currently, members of our Board are elected for staggered terms of three years. If the Declassification Amendment is approved, commencing immediately after the date of the Annual Meeting, any director elected to the Board shall be elected for a term expiring at the next annual meeting of stockholders. The directors who are elected or appointed on or prior to the date of the Annual Meeting, including the directors standing for election under Proposal One, will continue to hold office until the end of the terms for which they were elected or appointed to serve. In all cases, each director will hold office until his or her successor has been elected and qualified or until such director's earlier death, retirement, resignation or removal.

This description of the proposed Declassification Amendment is only a summary of the proposed amendments to our Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of Article VI of our Certificate of Incorporation, as proposed to be amended, a copy of which is attached to this Proxy Statement as Annex I.

If our stockholders approve the proposed Declassification Amendment, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating the Declassification Amendment, which will become effective upon filing.

If our stockholders approve the proposed Declassification Amendment and the Supermajority Voting Amendment (as defined below) described in Proposal Five, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating both the Declassification Amendment and the Supermajority Voting Amendment, which will become effective upon filing.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE DECLASSIFICATION AMENDMENT.

Proposal 5: Removal of the Supermajority Voting Requirement to Amend the Company's Governing Documents

The Board has unanimously approved and recommends that our stockholders approve amending Articles V and X of our Certificate of Incorporation to remove the supermajority voting requirements to amend our Certificate of Incorporation or for our stockholders to amend our Bylaws (the "Supermajority Voting Amendment"), as described below and set forth on Annex II of this Proxy Statement.

Background of the Proposal

Article V of our Certificate of Incorporation provides that our stockholders may adopt, amend or repeal any provision of the Bylaws if the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the Company's common stock entitled to vote generally in the election of directors, voting together as a single class, vote to adopt, amend or repeal any provision of the Bylaws. Likewise, Article X of our Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the Company's common stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal Article V, Article VI, Article VII, Article VIII or Article X, which relate to:

- the amendment of our Bylaws;
- the powers, size, election, term, vacancies and removal of members of the Board;
- the Company's classified board structure;
- director exculpation from liability;
- the requirement that stockholder action be taken at an annual or special meeting of stockholders and not by written consent and specifications as to who has authority to call a special meeting of the stockholders;
- the advance notice requirements for stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders; and
- amendment of our Certificate of Incorporation.

We refer to these supermajority voting requirements of the Certificate of Incorporation as the "Supermajority Provisions."

The Supermajority Provisions were included in the Certificate of Incorporation in 2014 when we became a publicly traded company and are similar to supermajority voting requirements found in the governing documents of many publicly traded companies. As part of our ongoing review of our corporate governance practices, the Board and the Nominating and Corporate Governance Committee reviewed the Supermajority Provisions, and determined that removing the Supermajority Provisions is in the best interests of the Company and our stockholders. The Supermajority Provisions were intended to provide corporate governance stability, protect against self-interested action on the part of large stockholders, reduce the likelihood that third parties institute corporate governance changes that may be inconsistent with the best interest of, or otherwise harmful to, the Company and its stockholders and require that a broad base of stockholder support exists before certain governance matters are approved and implemented.

While the Board understands these important benefits, the Board also recognizes that the Supermajority Provisions may have the effect of reducing the Board's accountability to stockholders and can limit stockholder participation in our corporate governance. The Board also acknowledges that many other public companies have transitioned away from similar supermajority voting requirements. Therefore, after careful consideration, the Board believes that the benefits of removing the Supermajority Provisions to provide more accountability to stockholders and promote stronger corporate governance outweigh the benefits of retaining such supermajority voting requirements.

Accordingly, since 2023, we have proposed to amend Articles V and X of our Certificate of Incorporation to remove the supermajority voting requirements to amend our Certificate of Incorporation or for our stockholders to amend our Bylaws. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Articles V and X, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The 2023, 2024 and 2025 proposals each failed, receiving approximately 63.8%, 60.0% and 58.0%, respectively, of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting in 2023, 2024 and 2025, the overwhelming majority voted in favor of the proposal.

In light of the strong stockholder support this proposal received in prior years among those stockholders that voted and because the Board continues to believe in the merits of removing the supermajority voting requirements in our Certificate of Incorporation to amend our Certificate of Incorporation or Bylaws, in March 2026, the Board approved, subject to stockholder approval, the Supermajority Voting Amendment.

Please note that the Supermajority Voting Amendment requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of the Company's capital stock to pass.

Proposed Amendment to Certificate of Incorporation

Currently, our Certificate of Incorporation requires a supermajority vote to amend our Certificate of Incorporation and for our stockholders to amend the Bylaws. If the Supermajority Voting Amendment is approved and becomes effective, then the supermajority voting requirements to amend our governing documents in our Certificate of Incorporation would be deleted. As a result, the standard for stockholder approval of any future amendments to the Certificate of Incorporation (including Articles V, VI, VII, VIII or X) or of any future stockholder amendments to our Bylaws would be by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Company's capital stock entitled to vote generally in the election of directors, voting together as a single class.

This description of the proposed Supermajority Voting Amendment is only a summary of the proposed amendments to our Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of Articles V and X of our Certificate of Incorporation, as proposed to be amended, a copy of which is attached to this Proxy Statement as Annex II.

If our stockholders approve the proposed Supermajority Voting Amendment, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating the Supermajority Voting Amendment, which will become effective upon filing.

If our stockholders approve the proposed Supermajority Voting Amendment and the Declassification Amendment described in Proposal Four, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating both the Supermajority Voting Amendment and the Declassification Amendment, which will become effective upon filing.


THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE SUPERMAJORITY VOTING AMENDMENT.


Questions & Answers About the Proxy Materials and the Annual Meeting

1. What is the purpose of the proxy materials?

The proxy materials are intended to provide you information to help you decide how to vote on the proposals we will be making at the LendingClub 2026 Annual Meeting of Stockholders (the "Annual Meeting"). The materials include the Notice of Internet Availability of Proxy Materials (the "Notice"), Proxy Statement, form of proxy and Annual Report on Form 10-K for the year ended December 31, 2025 (the "Annual Report"), which contain information about the Annual Meeting of LendingClub Corporation, a Delaware corporation (the "Company," "LendingClub," "we," "us," or "our"), and will be used to solicit proxies from you, our stockholders, on behalf of the Board for the matters to be voted on at the Annual Meeting as described in this Proxy Statement.

The Notice, Proxy Statement, form of proxy and Annual Report will be first distributed and made available to stockholders on or about April 21, 2026. As a stockholder, you are invited to participate in the Annual Meeting via the Internet by visiting www.virtualshareholdermeeting.com/LC2026 and to vote on the items of business described in this Proxy Statement. The Annual Meeting will be held on June 2, 2026 at 10:00 a.m. Pacific Time.

2. Who is entitled to vote at the Annual Meeting?

Only stockholders of record of our common stock at the close of business on April 9, 2026, which is the record date, will be entitled to vote at the Annual Meeting. At the close of business on the record date, we had 115,497,890 shares of common stock outstanding and entitled to vote. Holders of our common stock are entitled to one vote for each share held as of the above record date. A quorum is required for our stockholders to conduct business at the Annual Meeting. A quorum is present if stockholders holding at least a majority of the voting power of the shares of our common stock entitled to vote are present at the Annual Meeting or represented by proxy. Dissenters' rights are not applicable to any of the matters being voted upon at the Annual Meeting.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record of those shares, and the Notice was provided to you. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting.

Beneficial Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and the Notice was forwarded to you by your broker or nominee, who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares. Beneficial owners are also invited to participate in the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares electronically at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use.

3. How do I vote?

By Internet
You may vote via the Internet by going to www.proxyvote.com and following the instructions on the screen. Have your Notice, proxy card (for stockholders of record) or voting instruction card (for holders of shares in street name) available when you access the web page.

By Phone

You may vote by phone by calling the toll-free phone number on the proxy card, (800) 690-6903, which is available 24 hours a day, and following the prerecorded instructions. Have your Notice or proxy card available when you call. If you hold your shares in street name, your broker, bank, trustee or other nominee may provide additional instructions to you regarding voting your shares by phone.

By Mail

If you received your proxy materials by mail, you may vote by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided.

By Attending the Annual Meeting

If you are a stockholder of record or hold your shares in street name, you can participate in the Annual Meeting online at www.virtualshareholdermeeting.com/LC2026 and vote your shares during the Annual Meeting (street name holders must obtain a legal proxy from their broker or other nominee to vote shares at the Annual Meeting). You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting.

Timing for Voting Your Shares by Internet, By Phone or By Mail

You may vote via the Internet or by phone up until 11:59 PM Eastern Time on June 1, 2026. If you vote by mail, your proxy card must be received by June 1, 2026.

4. Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

To cause less harm to our environment and to save costs, we utilize the Internet as the primary means of furnishing proxy materials to stockholders following rules established by the SEC. The Notice to our stockholders has instructions on how to access the proxy materials over the Internet or request a printed copy of the materials, and for voting over the Internet. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one.

5. How can I access the proxy materials over the Internet?

You can easily access our proxy materials by clicking the Annual Meeting tab at http://ir.lendingclub.com. In addition, the Notice provides instructions regarding all the ways you can view our proxy materials for the Annual Meeting online. As explained in greater detail in the Notice, to vote your shares, you will need to visit www.proxyvote.com and have available your 16-digit control number(s) contained on your Notice.

If you received printed copies of the proxy materials this year, we encourage you to take advantage of the availability of proxy materials on the Internet to help reduce the environmental impact of our annual meetings, and reduce our costs associated with the printing and mailing of materials. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. You can terminate your election to receive proxy materials by email at any time.

6. How can I participate in the Annual Meeting?

You will be able to participate in the Annual Meeting online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/LC2026. If you are a stockholder of record, you will also be able to vote your shares electronically at the Annual Meeting. If you are a beneficial owner of shares held of record by a broker, bank or other nominee, you may vote electronically at the Annual Meeting only if you obtain a legal proxy from the broker, bank or other nominee as described in the section "Who is entitled to vote at the Annual Meeting?" above.

7. Why is the Annual Meeting being held only online?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual Annual Meeting will enable increased stockholder participation since stockholders can participate from any location around the world. During our virtual annual meetings in prior years, the technology performed as expected and we had a number of stockholders participate and submit questions, each of which were answered during the meeting.

8. How does the Board recommend I vote?

The Board recommends that you vote as follows:

"FOR" the election of Kathryn Reimann, Scott Sanborn and Michael Zeisser as Class III directors (see Page 57);

"FOR" the approval, on an advisory basis, of the compensation of our named executive officers as described under "Executive Compensation" (see Page 58);

"FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (see Page 59);

"FOR" a management proposal to amend and restate our Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of our Board (see Page 60); and

"FOR" a management proposal to amend and restate our Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents (see Page 62).

If you properly submit a proxy without giving specific voting instructions, the individuals named as proxy holders will vote in accordance with the recommendations of the Board set forth above.

The Board is not aware of any other matter that will be presented at the Annual Meeting. If any other matter is properly presented at the Annual Meeting, the persons named on the accompanying proxy card will, in the absence of stockholder instructions to the contrary, vote such proxy in their discretion.

9. What votes are required to approve each of the proposals?

Proposal	Vote Required for Approval	How are "Broker Non-Votes" Treated?	How are "Abstentions" Treated?
Proposal One: Election of Class III directors	Votes cast "FOR" such nominee exceed the votes cast "AGAINST" such nominee	Do not count	Do not count
Proposal Two: Advisory vote to approve the compensation of our named executive officers	Majority of votes cast	Do not count	Do not count
Proposal Three: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2026 fiscal year	Majority of votes cast	Brokers have discretion to vote	Do not count
Proposal Four: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of our Board	Two-thirds of shares outstanding	Vote Against	Vote Against
Proposal Five: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents	Two-thirds of shares outstanding	Vote Against	Vote Against

10. What is a broker non-vote?

If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will not have authority to vote your shares on any matters that are considered "non-routine." That is referred to as a "broker non-vote." Even if you have not given your broker instructions, the broker will nevertheless have discretion to vote your shares on our sole "routine" matter – Proposal Three: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2026 fiscal year. Your broker or nominee will not have discretion to vote on Proposals One, Two, Four and Five, each of which is a "non-routine" matter, unless you tell your broker how you want to vote.

11. What happens if a director standing for election fails to receive an affirmative vote from a majority of the votes cast?

In the event a director standing for re-election fails to receive (x) a number of affirmative votes cast by the holders of the outstanding shares of our common stock present or represented by proxy and entitled to vote that exceeds (y) the votes against such nominee cast by the holders of the outstanding shares of common stock present or represented by proxy and entitled to vote in an uncontested election, then such nominee has agreed to provide a resignation from the Board. Such nominee shall be a hold over director and have his or her resignation considered by our Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee shall consider such tendered resignation and shall make a recommendation to our Board concerning the acceptance or rejection of such resignation within 45 days following the date of the stockholders' meeting at which the election of directors occurred. In determining its recommendation to our Board, our Nominating and Corporate Governance Committee shall consider all factors deemed relevant by the members of the Nominating and Corporate Governance Committee including, without limitation, the reason or reasons why stockholders voted against such director's re-election, the qualifications of the director, the director's experience with and knowledge of the Company and expected future contributions to the Company, and whether the director's resignation from our Board would be in the best interests of the Company and its stockholders.

Our Board shall then take formal action on our Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the stockholders' meeting at which the election of directors occurred. In considering the Nominating and Corporate Governance Committee's recommendation, our Board shall consider the information, factors and alternatives considered by the committee and such additional information, factors and alternatives as our Board deems relevant. Following our Board's decision, we will publicly disclose, in a Form 8-K filed with the SEC, our Board's decision.

12. Why do Proposal Four and Proposal Five each require an affirmative vote from at least two-thirds of the shares outstanding to pass and what happens if either proposal does not pass?

In order to phase in the declassification of our Board, we are proposing to amend Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Article VI, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In the event Proposal Four fails to receive the required affirmative vote, our existing classified board structure will remain intact.

Similarly, in order to remove the supermajority voting requirements to amend our governing documents, we are proposing to amend Articles V and X of our Certificate of Incorporation. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Articles V and X, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In the event Proposal Five fails to receive the required affirmative vote, our existing supermajority voting requirements to amend our governing documents will remain intact.

For additional information about the proposed declassification of our Board and removal of our supermajority voting requirements, see ''Proposal Four: Declassification of the Board'' and ''Proposal Five: Removal of the Supermajority Voting Requirement to Amend the Company's Governing Documents,'' respectively.

13. The proposal to declassify your Board (Proposal Four) was in your 2018 through 2025 Proxy Statements and the proposal to remove the supermajority voting requirements to amend your governing documents (Proposal Five) was in your 2023, 2024 and 2025 Proxy Statements. Why is each proposal again in your 2026 Proxy Statement?

Since 2018, in response to stockholder feedback, we proposed to amend Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation in order to phase in the declassification of our Board. As stated above, per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Article VI, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The 2018 through 2025 proposals to declassify our Board each failed, receiving between approximately 46.8% and 63.8% of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting, the overwhelming majority voted in favor of the proposal. Accordingly, the proposal to declassify our Board did not pass in prior years because voter turn-out was not sufficient.

Similarly, since 2023, in response to stockholder feedback, we proposed to amend Articles V and X of our Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents. As stated above, per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Articles V and X, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The 2023, 2024 and 2025 proposals to remove our supermajority voting requirements failed, receiving approximately 63.8%, 60.0% and 58.0%, respectively, of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting in 2023, 2024 and 2025, the overwhelming majority voted in favor of the proposal. Accordingly, the proposal to remove the supermajority voting requirements to amend our governing documents did not pass previously because voter turn-out was not sufficient.

In light of the strong stockholder support each of these proposals have received in prior years and because the Board continues to believe in the merits of declassifying our Board and removing the supermajority voting requirements to amend our governing documents, it has included each of the proposals again for consideration and recommends that stockholders vote in favor of each of the proposals.

14. How will my proxy be voted?

All signed, returned proxies that are not revoked will be voted in accordance with the instructions provided. Signed proxies that give no instructions as to how they should be voted on a particular proposal at the Annual Meeting will be voted ''for'' such proposal, or in the case of the election of directors, voted ''for'' election of all nominees presented by the Board.

15. How do I change or revoke my proxy?

Any person who provides a proxy by voting via the Internet, by phone or by submitting a proxy card has the power to revoke it prior to the Annual Meeting or at the Annual Meeting prior to the vote pursuant to the proxy. A proxy may be revoked by a writing delivered to us stating that the proxy is revoked, by a subsequent proxy delivered before or during the Annual Meeting, by voting again on a later date on the Internet or by phone (only your latest Internet or phone proxy submitted prior to the Annual Meeting will be counted) or by participation at the Annual

Meeting and voting at the Annual Meeting via the Internet. Please note, however, that if a stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the Annual Meeting, the stockholder must obtain a legal proxy from the broker, as described in the section "Who is entitled to vote at the Annual Meeting?" above.

16. Who will count the votes?

We have designated a representative of Broadridge Financial Solutions, Inc. as the Inspector of Elections who will count the votes.

17. How can I make proposals or nominate a director at next year's annual meeting?

You may present proposals for action at a future meeting or submit nominations for election of directors only if you comply with the requirements of the proxy rules established by the SEC and our Bylaws, as applicable. In order for a stockholder proposal to be considered for inclusion in our Proxy Statement and form of proxy relating to our annual meeting of stockholders to be held in 2027 pursuant to SEC Rule 14a-8, the proposal must be received by us at our principal executive offices no later than December 22, 2026. Stockholders wishing to bring a proposal or nominate a director before the annual meeting to be held in 2027 (but would not be included in our proxy materials) must provide written notice of such proposal to our Secretary at our principal executive offices received between February 17, 2027 and March 19, 2027, and comply with the other provisions of our Bylaws. In addition, any notice of a director nomination must include the additional information required by Rule 14a-19(b) under the Exchange Act no later than April 3, 2027.

18. Who pays for the expenses of solicitation?

The expenses of soliciting proxies to be voted at the Annual Meeting will be paid by us. Following the original mailing of the proxies and other soliciting materials, we or our agents may also solicit proxies in person, by phone or email. Following the original mailing of the proxies and other soliciting materials, we will request that banks, brokers, custodians, nominees and other stockholders of record of our common stock forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. We will reimburse banks, brokers, custodians, nominees and other stockholders of record for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

We have engaged D.F. King & Co., Inc., a professional proxy solicitation firm, to assist us in distributing proxy materials and soliciting proxies for a fee of $12,500, plus reasonable out-of-pocket expenses.

If you vote using the Internet or by phone, you may incur data or telephone usage charges from Internet access providers and phone companies. We do not reimburse those costs.

19. I share an address with another stockholder. Why did we receive only one copy of the proxy materials and how may I obtain an additional copy of the proxy materials?

When two or more stockholders share the same address, the SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for a Notice of Internet Availability of Proxy Materials or other Annual Meeting materials by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials to that shared address. This process, which is commonly referred to as "householding," is intended to be convenient for stockholders and companies.

A number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice, you may notify your broker. Additionally, upon written or oral request, we will undertake to promptly deliver a separate copy of the Notice and, if applicable, our Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, Annual Report and other proxy materials, you may write or email Investor Relations at 88 Kearny Street, Suite 600, San Francisco, California 94108, Attn: Investor Relations, email address IR@lendingclub.com.

Stockholders who have multiple accounts in their names or who share an address with other stockholders can request "householding" and authorize your broker to discontinue mailings of multiple annual reports and Proxy Statements by contacting your broker or us at the address or telephone number identified above.

20. How do I request paper copies of the proxy materials, including the annual report?

You may request paper copies of the 2026 proxy materials by following the instructions listed at www.proxyvote.com, by telephoning (800) 579-1639 or by sending an e-mail to sendmaterial@proxyvote.com.

Additionally, we will mail without charge, upon written request, a copy of our Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to 88 Kearny Street, Suite 600, San Francisco, California 94108, Attn: Investor Relations. The Annual Report is also available at http://ir.lendingclub.com.

21. Will a list of stockholders be made available?

We will make a list of record holders available ten days prior to the Annual Meeting, at our offices located at 88 Kearny Street, Suite 600, San Francisco, California 94108. Please contact us at (415) 930-7440 if you wish to inspect the list of stockholders prior to the Annual Meeting.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting, and, so far as is known to it, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to participate in the Annual Meeting via the Internet, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope, or vote via the Internet or by phone, so that your shares may be represented at the Annual Meeting.

Annex I: Amendments to the Eighth Amended and Restated Certificate of Incorporation to Declassify the Board

If Proposal Four is passed, then Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation shall be amended as follows:

ARTICLE VI: MATTERS RELATING TO THE BOARD OF DIRECTORS

* * * * * * * * * * *

3. ~~Classified~~ Board Election. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the "***Classified Board***"). The Board may assign members of the Board already in office to the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation's first annual meeting of stockholders following the closing of the Corporation's initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, relating to the offer and sale of Common Stock to the public (the "***Initial Public Offering***"), the initial term of office of the Class II directors shall expire at the Corporation's second annual meeting of stockholders following the closing of the Initial Public Offering and the initial term of office of the Class III directors shall expire at the Corporation's third annual meeting of stockholders following the closing of the Initial Public Offering. At each annual meeting of stockholders following the closing of the Initial Public Offering, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. **Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors elected after the date of the annual meeting of stockholders to be held in 2026 shall stand for election as a director at the next annual meeting of stockholders and shall, if elected, hold office until the next annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. At and after the annual meeting of stockholders to be held in 2029, the directors shall no longer be classified with respect to the time for which they hold office.**

4. Term and Removal. Each director shall hold office until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted in the Corporation's Bylaws. ~~Subject~~**Until the annual meeting of stockholders to be held in 2029, subject** to the rights of the holders of any series of Preferred Stock, no director may be removed except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors voting together as a single class. **From and after the annual meeting of stockholders to be held in 2029, holders of a majority of the shares then entitled to vote at an election of directors voting together as a single class may remove any director or the entire Board with or without cause.** No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

5. Board Vacancies. Subject to the rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the **next annual meeting of stockholders (or, if so elected prior to the annual meeting of stockholders to be held in 2029, for a term expiring at the** annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires ~~or~~**) and** until such director's successor shall have been duly elected and qualified, or until such director's earlier death, resignation or removal.

* * * * * * * * * *

Annex II: Amendments to the Eighth Amended and Restated Certificate of Incorporation to the Remove Supermajority Voting Requirements

If Proposal Five is passed, then Articles V and X of our Certificate of Incorporation shall be amended as follows:

ARTICLE V: AMENDMENT OF BYLAWS

The Board shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term ''Whole Board'' shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; *provided, however*, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to a Certificate of Designation), the affirmative vote of the holders of at least ~~two-thirds~~ **a majority** of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation~~; *provided, however*, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal this Article X or Article V, Article VI, Article VII or Article VIII~~.

* * * * * * * * * * *

Exhibit A: Reconciliation of Non-GAAP Financial Measures

This proxy statement contains Pre-Provision Net Revenue (PPNR), a non-GAAP financial measure calculated by subtracting the provision for credit losses and income tax benefit/expense from net income.

We believe PPNR provides management and investors with useful supplemental information about the underlying financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and enables comparison of our financial results with other public companies. However, PPNR has limitations as an analytical tool and you should not consider it in isolation or as a substitute for an analysis of our results under GAAP.

The following tables provide a reconciliation of PPNR to the nearest GAAP measure, with financial figures presented in thousands of dollars:

For the year ended December 31,	2025	2024	2023	2022	2021
GAAP Net income (loss)	$135,677	$51,330	$38,939	$289,685	$18,580
Less: Provision for credit losses	$(191,320)	$(178,267)	$(243,565)	$(267,326)	$(138,800)
Less: Income tax benefit (expense)	$(41,269)	$(13,736)	$(15,678)	$136,648	$136
Pre-provision net revenue	$368,266	$243,333	$298,182	$420,363	$157,244

For the year ended December 31,	2025	2024	2023	2022	2021
Non-interest income	$373,176	$252,970	$302,781	$712,391	$605,799
Net interest income	$625,672	$534,041	$561,838	$474,825	$212,831
Total net revenue	$998,848	$787,011	$864,619	$1,187,216	$818,630
Non-interest expense	$(630,582)	$(543,678)	$(566,437)	$(766,853)	$(661,386)
Pre-provision net revenue	$368,266	$243,333	$298,182	$420,363	$157,244
Provision for credit losses	$(191,320)	$(178,267)	$(243,565)	$(267,326)	$(138,800)
Income (Loss) before income tax benefit (expense)	$176,946	$65,066	$54,617	$153,037	$18,444
Income tax benefit (expense)	$(41,269)	$(13,736)	$(15,678)	$136,648	$136
GAAP Net income (loss)	$135,677	$51,330	$38,939	$289,685	$18,580

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Commission File Number: 001-36771

LendingClub Corporation
(Exact name of registrant as specified in its charter)

Delaware	**51-0605731**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

595 Market Street, Suite 200,
San Francisco,   CA   94105
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (415) 930-7440

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, par value $0.01 per share	LC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $1,205,883,976 based on the closing price reported for such date on the New York Stock Exchange. Shares of the registrant's common stock held by each executive officer, director and holder of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of January 30, 2026, there were 115,180,598 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

Annual Report On Form 10-K
For Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

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LENDINGCLUB CORPORATION

Glossary

The following is a list of common acronyms and terms LendingClub Corporation regularly uses in its financial reporting:

ACL	Allowance for Credit Losses (includes both the allowance for loan and lease losses, allowance for securities available for sale and the reserve for unfunded lending commitments)
AFS	Available for Sale
ALLL	Allowance for Loan and Lease Losses
Annual Report	Annual Report on Form 10-K for the year ended December 31, 2025
ASU	Accounting Standards Update
AUM	Assets Under Management (outstanding balances of Loan Originations serviced by the Company including loans sold to investors as well as loans held for investment and held for sale by the Company)
Balance Sheet	Consolidated Balance Sheets
CECL	Current Expected Credit Losses (Accounting Standards Update 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments)
CET1	Common Equity Tier 1
CET1 Capital Ratio	Common Equity Tier 1 capital divided by total risk-weighted assets as defined under the Basel III capital framework
DCF	Discounted Cash Flow
EPS	Earnings Per Share
Exchange Act	Securities Exchange Act of 1934, as amended
FRB or Federal Reserve	Board of Governors of the Federal Reserve System and, as applicable, Federal Reserve Bank(s)
GAAP	Accounting Principles Generally Accepted in the United States of America
HFI	Loans which are retained by the Company and held for investment
HFS	Loans which are held for sale and expected to be sold to investors
Income Statement	Consolidated Statements of Income
LC Bank or LendingClub Bank	LendingClub Bank, National Association
LendingClub, LC, the Company, we, us, or our	LendingClub Corporation and its subsidiaries
Loan Originations	Unsecured personal loans and auto refinance loans originated by the Company or facilitated by third-party issuing banks
Marketplace Loans	Loan Originations designated as HFS
N/M	Not meaningful
Parent	LendingClub Corporation (the Parent Company of LendingClub Bank, National Association and other subsidiaries)
PPNR or Pre-Provision Net Revenue	PPNR, or Pre-Provision Net Revenue, is a non-GAAP financial measure calculated by subtracting the provision for credit losses and income tax benefit/expense from net income.
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Statement of Cash Flows	Consolidated Statements of Cash Flows
Structured Program transactions	Asset-backed securitization transactions where certain accredited investors and qualified institutional buyers have the opportunity to invest in securities backed by a pool of unsecured personal loans.

Tier 1 Capital Ratio	Tier 1 capital, which includes Common Equity Tier 1 capital plus non-cumulative perpetual preferred equity that qualifies as additional tier 1 capital, divided by total risk-weighted assets as defined under the Basel III capital framework.
Tier 1 Leverage Ratio	Tier 1 capital, which includes Common Equity Tier 1 capital plus non-cumulative perpetual preferred equity that qualifies as additional tier 1 capital, divided by quarterly adjusted average assets as defined under the Basel III capital framework.
Total Capital Ratio	Total capital, which includes Common Equity Tier 1 capital, Tier 1 capital and allowance for credit losses and qualifying subordinated debt that qualifies as Tier 2 capital, divided by total risk-weighted assets as defined under the Basel III capital framework.
Unsecured personal loans	Unsecured personal loans originated on the Company's platforms, including an online direct to consumer platform and a platform connected with a network of purchase finance providers.
VIE	Variable Interest Entity

Except as the context requires otherwise, as used herein, "LendingClub," "Company," "we," "us," and "our," refer to LendingClub Corporation, a Delaware corporation, and, where appropriate, its consolidated subsidiaries, including LendingClub Bank, National Association (LC Bank), and various entities established to facilitate loan sale transactions under LendingClub's Structured Program.

Forward-looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2025 (Annual Report) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). Forward-looking statements in this Annual Report include, without limitation, statements regarding borrowers, credit scoring, our strategy, future operations, expected losses, future financial position, future revenue, projected costs, prospects, plans, objectives of management, expected market growth and the impact on our business. You can identify these forward-looking statements by words such as "anticipate," "appear," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "intend," "may," "opportunity," "outlook," "plan," "predict," "project," "should," "strategy," "target," "will," "would," or similar expressions.

These forward-looking statements include, among other things, statements about:

- The impact of, and our ability to successfully navigate, the current interest rate and economic climate;
- our ability to sustain the business under adverse circumstances;
- our ability to attract and retain new members, to expand our product offerings and services, to improve revenue and generate recurring earnings, and to increase resiliency;
- our compliance, and that of third-party partners or providers, with applicable local, state and federal laws, regulations and regulatory developments or court decisions affecting our business;
- the effects of natural disasters, public health issues, acts of war or terrorism, geopolitical uncertainty and other external events on our customers and business;
- the impact of changes in laws or the regulatory or supervisory environment, including as a result of legislation, regulation, policies, legal challenges to agency regulations and interpretations or changes in government officials or other personnel;
- whether and how a cap on interest rates, including credit card interest rates, is implemented and/or voluntarily complied with by other financial institutions;
- the impact of changes in monetary, fiscal, or trade laws or policies;
- the impact of accounting standards, policies, elections or methodologies;
- the results of examinations of us by regulatory authorities and the possibility that any such regulatory authority may, among other things, require us to limit our business activities, increase our allowance for loan losses, increase our capital levels, or affect our ability to borrow funds or maintain or increase deposits;
- our ability, and that of third-party partners or providers, to maintain an enterprise risk management framework that is effective in mitigating risk;
- our ability to effectively manage capital or liquidity to support our evolving business or operational needs, while remaining compliant with regulatory or supervisory requirements and appropriate risk management standards;
- our ability to attract and retain loan borrowers;
- our ability to develop and maintain our deposit base or other low-cost funding sources necessary to fund our activities;
- the impact of changes in consumer spending, borrowing and saving habits;
- the impact of the continuation of, or changes in, the interest rate environment and economic climate;
- the impact of changes in the U.S. political environment or disruptions in government operations;
- our expectations on the interplay among origination volume, underwriting standards and interest rates;
- the ability and willingness of borrowers to repay loans;
- our belief that certain loans and leases in our commercial loan portfolio will be fully repaid in accordance with the contractual loan terms;
- our ability to maintain investor confidence in the operation of our platform;

- our ability to retain existing sources and secure new or additional sources of investor commitments for our platform;
- the performance of our loan products and expected rates of return for investors;
- loan volume, pricing and demand;
- the effectiveness of our platform's credit decisioning and scoring models;
- our ability to innovate and the adoption and success of new products and services;
- the adequacy of our corporate governance, risk management framework and compliance programs;
- the impact of, and our ability to resolve, pending litigation and governmental inquiries and investigations;
- the use of our own capital to purchase loans and the impact of holding loans on and our ability to sell loans off our balance sheet;
- our intention not to sell our available for sale (AFS) investment portfolio securities in loss positions;
- our financial condition and performance, including the impact that management's estimates have on our financial performance;
- our ability, and that of third-party partners and providers, to maintain service and quality expectations;
- the inputs used in the fair value measurement of our financial instruments;
- our estimate of our interest rate sensitivity;
- our calculation of expected credit losses for our collateral-dependent loans;
- our estimated maximum exposure to losses;
- our expectation of loan servicing fee revenue based on forecasted prepayments and estimated market rate of servicing at the time of loan sale;
- capital expenditures;
- our compliance with contractual obligations or restrictions;
- the potential impact of macroeconomic developments, including economic shutdowns, inflation or other adverse circumstances;
- our ability to develop and maintain effective internal controls;
- our ability to recruit and retain quality employees to support current operations and future growth;
- our ability to continue to realize the financial and strategic benefits of our digital marketplace bank business model;
- the timeline for occupying our recently acquired property in San Francisco;
- our tax profile;
- changes in the effectiveness and reliability of our information technology and computer systems, including the impact of any security or privacy breach;
- the impact of artificial intelligence on our business;
- our ability to control our cost structure;
- our ability to manage and repay our indebtedness;
- the impact of our potential rebranding initiative;
- shares acquired under, and the impact of, our share repurchase and acquisition program; and
- other risk factors listed from time to time in reports we file with the SEC.

We caution you that the foregoing list may not contain all of the forward-looking statements in this Annual Report. We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. We have included important factors in the "Risk Factors" section of this Annual Report, as well as in our consolidated financial statements, related notes, and other information appearing elsewhere in this Annual Report and our other filings with the SEC that could, among other things, cause actual results or events to differ materially from forward-looking statements contained in this Annual Report. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Annual Report carefully and completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, actual results, future events or otherwise, other than as required by law.


PART I


Item 1. Business

A Digital Bank for the Motivated Middle

LendingClub operates a leading nationally chartered digital bank focused on serving a large and underserved segment of creditworthy U.S. consumers that we refer to as the "motivated middle." These consumers are digitally capable, value-conscious, and make frequent use of credit to achieve intentional financial goals; however, they are often poorly served by traditional financial institutions due to structural inefficiencies and limited transparency. Our branchless, mobile-first platform enables members to apply for and manage lending and banking products digitally, delivering competitive pricing and a streamlined experience. We focus on high-demand areas of lending where inefficiencies persist, including personal loans, auto refinance, and point-of-sale financing for major purchases.

Our competitive differentiation is grounded in four core advantages: (i) an underwriting platform built on nearly two decades of proprietary data and machine-learning models; (ii) products designed to provide meaningful value to our members; (iii) digital experiences that enhance transparency and drive engagement, loyalty, and operating efficiency; and (iv) a technology stack engineered for innovation and scalability. Our advanced decisioning, pricing, and risk management capabilities are enabled by an extensive and diverse dataset spanning borrower behavior, credit performance, and economic cycles. We leverage our data advantage, lower-cost deposit base, and complementary marketplace platform and bank balance sheet to optimize loan sales and retention, generating both recurring net interest income and capital-light fee revenue while maintaining attractive returns through economic cycles.

Our lending products typically serve as the entry point to our ecosystem, with members often returning for additional borrowing needs as their financial needs evolve. We supplement these lending interactions with ongoing engagement through our mobile application and award-winning banking products, including checking and savings accounts and digital tools that provide members with insights into their debt, spending, and savings behavior. We believe our expanding product suite and integrated business model enable flexibility, resilience, and the ability to efficiently scale originations across multiple lending verticals, supporting sustainable growth and long-term value creation for our members and stockholders. Since our founding in 2006, more than five million individuals have become members and more than $100 billion of loans have been originated through our platform.

Our Loan Origination and Deposit Business

Our sales and marketing efforts are designed to efficiently attract and retain members and support member satisfaction. We attract members through various channels such as our website and mobile app, online affiliate partners, direct mail, paid search engines, online display advertising, email, social media, strategic relationship referrals and small businesses such as merchants, healthcare providers and soon, home improvement providers. When our members need another loan or deposit product, many return to LendingClub – at a very low acquisition cost to us and experience a simple, streamlined application process for them – which increases the lifetime value of these repeat members while providing them additional opportunities to improve their financial position.

Once a loan application is received, multivariable, machine-learning driven, and automated processes allow us to assess risk and present decisioned applicants with one or more loan options, including the term(s), rate(s), and amount(s) for which the applicant qualifies. Once any additional verifications are completed, the loan is originated and funded often within 24 hours. Our loan products are intended to directly address the core borrowing needs of our members and are underpinned by our scalable technology platform and capabilities.

Our primary consumer loan products include the following:

- *Personal Loans.* Unsecured, fixed-rate, and fixed-term consumer loans that may be used for various purposes. We currently offer borrowers multiple features to lower their cost of debt and enhance their financial position, including balance transfers (where a borrower's existing credit card debt(s) are directly paid down and the debt is consolidated into a fixed-rate term loan), joint applications (where borrowers may receive a better rate when they jointly apply for a personal loan), and TopUp (where borrowers can easily combine their existing LendingClub loan with additional loan proceeds into a new single payment loan).

- *Major Purchase Finance.* Unsecured, fixed-rate, and fixed-term consumer loans that help borrowers manage larger planned expenses such as elective medical, dental, and other healthcare procedures, as well as other higher cost goods and services. We partner with providers and merchants who offer our financing options directly to their customers. By leveraging our existing purchase finance capabilities, we intend to expand our loan offerings in 2026 to include home improvement financing, enabling payments directly to partner retail merchants and contractors and streamlining the customer financing experience.

- *Auto Refinance.* Secured consumer loans that help borrowers reduce the cost of their existing auto loan. We offer qualified borrowers the opportunity to lower their interest rate, reduce monthly payments, and/or adjust their repayment term by refinancing their existing auto loan.

Our commercial lending business is primarily focused on small businesses, and we participate in the U.S. Small Business Administration (SBA) lending programs, certain of which guarantee a portion of the loan in the case of borrower default. Commercial loans are sourced through relationships with businesses across the country. We underwrite loans based on the creditworthiness of businesses, including an assessment of cash flows, and on the underlying value of any collateral. In the first quarter of 2023, we ceased originating commercial real estate loans and equipment leases and currently intend to retain the existing loan portfolios to maturity. However, we continue to originate loans secured by real estate under the SBA lending programs.

Our deposit business includes sourcing deposits directly from customers and from third-party marketing channels and deposit brokers. For consumer depositors, we offer a range of FDIC-insured deposit products, including high-yield savings accounts, checking accounts, and certificates of deposit (CDs). Our LevelUp Savings product delivers a competitive interest rate and rewards members with our best interest rate on savings for engaging in positive ongoing savings behavior. Our flagship LevelUp Checking delivers an award-winning digital experience and member-friendly features, such as ATM fee rebates, no overdraft fees, and early direct deposits. Further, LevelUp Checking rewards our members with cash back when they make on-time LendingClub personal loan payments through their LevelUp Checking account and when they use their LevelUp Checking debit card for qualifying gas, grocery, and pharmacy purchases.

Our Marketplace

Our consumer loans are either retained by LendingClub Bank or sold to marketplace investors through our innovative and proprietary loan marketplace. The composition of our marketplace investors varies from time to time but generally includes asset managers (such as private credit and fund asset managers), other financial institutions and insurance companies. Our marketplace loan sales are executed as either loan sales or Structured Program transactions. Many of our loan sales are pursuant to singular transactions with marketplace investors. However, from time to time, we also enter into agreements with marketplace investors that outline terms of conditions pursuant to which multiple loan sales occur over an extended period of time.

Structured Program transactions deliver benefits to both marketplace investors and LendingClub. Marketplace investors earn compelling levered returns (benefiting from financing built into the structure) and LendingClub earns an attractive yield with remote credit risk on our retained senior securities. Since launch through the end of 2025, we sold approximately $8 billion of loans under this program.

Additionally, we may opportunistically and/or systematically purchase loans, including portfolios of loans that we previously originated and sold to marketplace investors.

Our Competitive Advantages

As a digital marketplace bank, we have key business model and competitive advantages over both traditional banks and fintech marketplaces. These include:

- *Financially attractive and resilient business model.* As a bank, we benefit from two distinct revenue streams: (i) marketplace revenue in the form of origination fees from borrowers and servicing fees on loans sold to marketplace investors, which provides attractive in-period income, and (ii) net interest income earned from retaining loans and Structured Program securities, offset by interest expense on our deposits, which provides a recurring and resilient revenue source. In addition to improving our loan-level economics, our banking capabilities also substantially increase the long-term resiliency of our business by providing access to deposit funding, instead of higher-cost and more volatile third-party warehouse funding. Finally, as a digital marketplace bank without the typical brick-and-mortar branch network and related infrastructure of traditional banks, we are better able to leverage technology to meet customers where they are and provide them with smart, simple, and rewarding solutions.

- *Unmatched data and analytics, which power our customer experience and underwriting results.* We believe that lending is essentially a data problem and that we have the technology and expertise to solve it. We serve members across a wide band of the credit spectrum and more than $100 billion of loans have been originated through our platform since 2006. Through our interactions with applicants and members, we have collected more than 150 billion cells of performance and behavioral data across thousands of attributes and various economic cycles. That data informs our activities across the customer lifecycle – from marketing to underwriting, pricing, and servicing – and informs our proprietary credit decisioning and machine learning models to rapidly adapt and adjust to changing environments. As a result of our data advantage and iterative credit modeling, third-party data shows that we are able to assess credit risk more effectively than traditional scoring models and our peer set, which allows us to expand access to credit and generate savings for members while also generating competitive risk-adjusted returns. We also believe these advantages result in lower customer acquisition costs and give us a deep understanding of our members, which helps us anticipate their needs, informs future product offerings, and enables us to effectively customize offers.

- *Strong, growing, and engaged customer base.* Our scalable technology, customer-focused culture, and use of data and analytics has enabled us to provide loans and deposit accounts to our millions of members. Our typical member is among the industry's most sought-after consumers: borrowers who have relatively high incomes and higher than average FICO scores. Many of our members have accumulated higher-cost debt and they want better, lower-cost solutions. We are able to help members refinance their higher-cost debt into a lower-cost, fixed-rate product, thereby providing both interest expense savings and a pathway toward an improved financial position. Our high net promoter score reflects the strong affinity our members have for our brand and the value we provide. In fact, many of our members return to us for a subsequent personal loan and/or to increase their savings through other loan products, like auto refinance, and deposit products. These repeat members have very low acquisition costs, demonstrate better loan performance, and are avid proponents of LendingClub, creating a powerful foundation for future products.

Our loan marketplace serves a broad range of investors who purchase and invest in our loans, including asset managers (such as private credit funds and fund asset managers), other financial institutions and insurance companies. Our marketplace primarily competes with other investment vehicles and asset classes, such as equities, bonds, and short-term fixed income securities. LendingClub's key competitive advantages for marketplace investors include:

- *Competitive risk-adjusted returns and short duration.* We have over a 15-year track record of generating competitive risk-adjusted returns for marketplace investors. Our loans compare favorably to other alternative investment options due to their higher yield and shorter duration. We dynamically price loans based on a variety of inputs, such as competitive insights, supply and demand, and prevailing interest rates.

- *Portfolio diversification.* Loans we sell through our marketplace can offer duration, geographic, and/or asset diversification to these investors.

- *Innovative and easy-to-use technology platform.* Our marketplace brings the traditional loan trading model into the digital age with faster and more efficient transactions. Our marketplace supports same-day automated settlements, flexible real-time market-based pricing, the ability to customize marketplace investor portfolios and trading activity, and passive or active loan selection strategies.

- *Regulated and resilient counterparty.* As a national bank subject to federal regulatory oversight and an investor in our own loans, LendingClub is a trusted partner, which is especially important for financial institutions participating in our loan marketplace.

LendingClub's key competitive advantages also extend to our members, including:

- *Access to affordable credit.* We allow members to easily apply for a loan from a desktop or mobile device, presenting a variety of rate and term options with no impact to their credit score. Once an offer is selected, we run credit and identity verifications, relying on automation, when possible, to reduce friction, and, for 80% of approved applicants, deposit net loan proceeds within 24 hours.

- *Improvements in their financial position.* Members who use a LendingClub unsecured personal loan to pay off their existing debt not only reduce their cost of debt but also may increase their credit score over time.

- *Other LendingClub products and services.* Members have access to a growing set of financial products and services that are designed to work well together to deliver smart, simple, and rewarding solutions.

Seasonality

Historically, borrower demand for our loans is generally lower in the first and fourth quarters of the year, which can result in lower origination volume and contribute to fluctuations in our operating results. We believe that: (i) lower demand for our loans in the first quarter is attributable to the impact of tax refunds; and (ii) lower demand for our loans in the fourth quarter is attributable to holiday-driven behaviors.

Revenue

Our primary sources of revenue include:

- *Net interest income.* Interest earned on loans retained on our balance sheet, less interest paid on deposits and other interest-bearing liabilities.

- *Origination fees.* Fees charged to borrowers in connection with the origination of a loan.

- *Servicing fees.* Fees to compensate us for servicing loans on behalf of marketplace investors, including managing payments from borrowers and remittances to those investors.

- *Gain on sales of loans.* In connection with loan sales to marketplace investors, we capitalize the initial fair value of servicing rights. A gain or loss is recorded based on the level to which the contractual servicing fee is above or below an estimated market rate of servicing at the time of sale.

- *Fair value adjustments.* Adjustments to the carrying value of loans, for which we have elected to account for under the fair value option, to reflect their fair value.

The timing and classification of revenue depends, among other things, on whether the loans are accounted for at amortized cost or at fair value.

We elected to account for loans held for sale (HFS) under the fair value option. Revenue from HFS loans includes origination fees recognized at the time of loan origination, gain on sales of loans (recognition of servicing asset), servicing fees received from marketplace investors over the life of the sold loan, and net fair value adjustments (gains or losses from sale prices in excess of or less than the loan principal amount sold and realized net charge-offs). We also earn interest income on HFS loans from the time of origination until the loans have been sold.

Since becoming a bank in 2021 through 2025, loans originated as held for investment (HFI) were, and we expect will continue to be, accounted for at amortized cost. Revenue from HFI loans primarily consists of interest income, which includes the stated interest rate on the loans and the amortization of origination fees and marketing costs that are deferred at origination. We establish a CECL allowance on these loans based on an estimated net present value of lifetime expected credit losses. This allowance is initially recognized through earnings at the time of origination. Due to the timing difference caused by origination fee and marketing cost deferrals and upfront credit loss provisioning, earnings are initially disproportionately impacted from HFI loans accounted for at amortized cost before benefiting from higher levels of interest income in later periods. In addition, certain non-routine loan portfolio purchases designated as HFI were accounted under the fair value option on a transaction-specific basis, due to the short remaining duration of the acquired portfolios. Revenue from loan portfolio purchases includes interest income and net fair value adjustments which are recorded in current period earnings.

Effective January 1, 2026, we elected the fair value option to account for HFI loans that were originated on or after that date. Prior to this election, loans that were originated as HFI were, and we expect will continue to be, accounted for at amortized cost, which required the initial recognition of an allowance for lifetime expected credit losses under the CECL methodology, recognized within "Provision for credit losses" on the Income Statement. We believe that applying the fair value option, rather than the CECL methodology, to HFI loans more accurately reflects the in-period economic performance of the loans by better aligning the value of the loan to its then fair value. Under the fair value option, origination fee revenue and marketing costs are recognized in earnings at the time of loan origination, rather than being deferred, and changes in fair value of loans, including the impact of net credit losses, are recognized in current period earnings within "Net fair value adjustments" on the Income Statement. Further, by applying the fair value option to HFI loans, we are applying the same accounting methodology to all loans we originate after January 1, 2026, as both HFI and HFS loans will be measured at fair value.

Competition

The financial services industry is highly competitive and rapidly changing. We compete with a broad array of traditional and new financial services providers, including banks and non-banks. Some of these competitors have more resources and/or less regulatory oversight, and some may have lower cost structures. Further, the competition within the financial services industry is increasing as technology (such as artificial intelligence) enables efficiencies and innovations, additional companies obtain bank charters and non-banks expand the scope of their products and services.

See "*Item 1A. Risk Factors – Substantial and increasing competition in our industry may harm our business*" for further discussion of the potential impact of competition on our business.

Regulation and Supervision

General

The U.S. financial services and banking industry is highly regulated. The bank regulatory regime is intended primarily for the protection of customers, the public, the financial system and the Deposit Insurance Fund (DIF) of the Federal Deposit Insurance Corporation (FDIC), rather than our stockholders or creditors.

The legal and regulatory regime affects virtually all aspects of our operations. Statutes, regulations and regulatory and supervisory policies govern, among other things, the scope of activities that we may conduct and the manner in which we may conduct them; our business plan and growth; our board, management, and risk management infrastructure; the type, terms, and pricing of our products and services; our loan and investment portfolio; our capital and liquidity levels; our reserves against deposits; our ability to pay dividends, buy-back stock or distribute capital; and our ability to engage in mergers, acquisitions, strategic initiatives and transactions between LC Bank and its affiliates. The legal and regulatory framework is continually under review by legislatures, regulators and other governmental bodies, and changes regularly occur through the enactment or amendment of laws and regulations, through shifts in policy, implementation or enforcement or through legal challenges to new and/or existing agency regulations and interpretations. Changes are difficult to predict and could have significant effects on our business.

The material regulatory requirements that are applicable to us and our subsidiaries are summarized below. The description below, as well as other descriptions of laws and regulations in this Annual Report, are not intended to summarize all laws and regulations applicable to us and our subsidiaries, and are based upon the statutes, regulations, policies, interpretive letters and other written guidance that are in effect as of the date of this Annual Report.

Regulatory Framework

We are subject to regulation and supervision by multiple regulatory bodies. As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956 (BHCA) and is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Board of Governors of the Federal Reserve System (FRB). The FRB acts as the supervisor of the consolidated operations of bank holding companies.

As a national bank, LC Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Office of the Comptroller of the Currency (OCC). The OCC charges fees to national banks, including LC Bank, in connection with its supervisory activities. Further, as a depository institution with assets over $10 billion, LC Bank is subject to supervision and enforcement authority relating to federal consumer financial laws and regulations by the Consumer Financial Protection Bureau (CFPB).

LC Bank's deposits are insured by the DIF of the FDIC up to applicable legal limits. As an FDIC-insured depository institution, LC Bank is subject under certain circumstances to supervision, regulation and examination by the FDIC. The FDIC charges deposit insurance assessments to FDIC-insured institutions, including LC Bank, to fund and support the DIF. The rate of these deposit insurance assessments is based on, among other things, the risk characteristics of LC Bank. The FDIC has the power to terminate LC Bank's deposit insurance if it determines LC Bank is engaging in unsafe or unsound practices. Federal banking laws provide for the appointment of the FDIC as receiver in the event LC Bank were to fail, such as in connection with undercapitalization, insolvency, unsafe or unsound condition or other financial distress. In a receivership, the claims of the receiver for administrative expenses and the claims of LC Bank's depositors (and those of the FDIC as subrogee of LC Bank) would have priority over other general unsecured claims against LC Bank.

We are subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act, both as administered by the SEC. Our common stock is listed on the New York Stock Exchange (NYSE) under the trading symbol "LC" and therefore we are also subject to the rules of the NYSE for listed companies.

Notwithstanding the forgoing, the change in U.S. presidential administration and composition of the U.S. Congress has led to significant changes to the existence, priorities, scope, practices and/or staffing levels of various regulatory agencies. For example, in February 2025, the current presidential administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities; and while the CFPB is still operating, it has rescinded rules set under the prior U.S. presidential administration. For more information, see "*Item 1A. Risk Factors – Changes in the legal, regulatory or political environment could adversely affect our business, financial condition, and results of operations.*"

Broad Powers to Ensure Safety and Soundness

A principal objective of the U.S. bank regulatory system is to ensure the safety and soundness of banking organizations. Safety and soundness is a broad concept that includes financial, operational, compliance and reputational considerations, including matters such as capital, asset quality, quality of board and management oversight, earnings, liquidity, and sensitivity to market and interest rate risk.

The U.S. banking regulators have broad examination and enforcement authority. The regulators require banking organizations to file detailed periodic reports and regularly examine the operations of banking organizations. Banking organizations that do not meet the regulators' supervisory expectations can be subjected to increased scrutiny and supervisory criticism. The regulators have various remedies available, which may be public or of a confidential supervisory nature, if they determine that an institution's condition, management, operations or risk profile is unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things:

- require affirmative actions to correct any violation or practice;
- issue administrative orders that can be judicially enforced;
- direct increases in capital;
- direct the sale of subsidiaries or other assets;
- limit dividends and distributions;
- restrict growth and activities;
- set forth parameters, obligations and/or limitations with respect to the operation of our business;
- assess civil monetary penalties;
- remove officers and directors; and
- terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject us and our subsidiaries or their officers, directors and institution-affiliated parties to a broad variety of sanctions or remedies, including those described above.

Limits on Activities and Approval Requirements

The BHCA generally restricts the Company's ability, directly or indirectly, to engage in, or acquire more than 5% of any class of voting securities of a company engaged in, activities other than those determined by the FRB to be so closely related to banking as to be a proper incident thereto. The Gramm-Leach-Bliley Act expanded the scope of permissible activities to include those that are financial in nature or incidental or complementary to a financial activity for a bank holding company that elects to be a financial holding company, which requires the satisfaction of certain conditions. We have not elected financial holding company status.

The bank regulatory framework requires that we obtain prior approval of one or more regulators for various initiatives or corporate actions, including acquisitions or minority investments, the establishment, relocation or closure of branches, certain dividends or capital distributions. Regulators take into account a range of factors in determining whether to grant a requested approval, including the supervisory status of the applicant and its affiliates. Thus, there is no guarantee that a particular proposal by us would receive the required regulatory approvals.

The Community Reinvestment Act (CRA) requires federal banking regulators, in their review of certain applications by banking organizations, to take into account the applicant's record in helping meet the credit needs of its community, including low- and moderate-income neighborhoods. LC Bank is subject to periodic examination under the CRA by the OCC, which will assign ratings based on the methodologies set forth in its regulations and guidance. Less favorable CRA ratings, or concerns raised under the CRA, may result in negative regulatory consequences for LC Bank. In July 2025, the federal banking regulators provided notice regarding a change in position on how the examine banks under regulations implementing the CRA that includes a potential for implementing new proposed rules, and subject to the outcome of related litigation and/or implementation of the new proposed rules, may impact how certain activities may be considered, and how regulators may assess performance, under the CRA.

Company as Source of Strength for LC Bank

Federal law and the FRB policy require that a bank holding company serve as a source of financial and managerial strength for any FDIC-insured depository institution that it controls. Thus, if LC Bank were to be in financial distress or to otherwise be viewed by the regulators as in an unsatisfactory condition, then the Federal Reserve has the authority to require the Company to act as a source of strength for LC Bank, which could include providing additional capital or liquidity support, or take other action, in support of LC Bank, even if doing so is not otherwise in the best interest of the Company.

Capital and Liquidity Requirements and Prompt Corrective Action

The Company and LC Bank are expected to have established policies and practices for identifying, measuring, monitoring and controlling their funding and liquidity risks. The banking regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain a specified level of capital relative to the amount and types of assets they hold. While capital can serve as an important cushion against losses, higher capital requirements can also adversely affect an institution's ability to grow and/or increase leverage through deposit-gathering or other sources of funding.

The Company and LC Bank are each subject to generally similar capital requirements adopted by the FRB and the OCC, respectively. These requirements establish required minimum ratios for common equity tier 1 (CET1) risk-based capital, Tier 1 risk-based capital, total risk-based capital and a Tier 1 leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; require an additional capital conservation buffer over the minimum required capital ratios in order to avoid certain limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses; and define what qualifies as capital for purposes of meeting the capital requirements. The U.S. capital requirements generally are modeled off the Capital Accords of the Basel Committee on Banking Supervision (BCBS). Specifically, the capital thresholds in order to be regarded as a well-capitalized institution under the BCBS standardized approach for U.S. banking organizations are as follows: a CET1 risk-based capital ratio of 6.5%, a Tier 1 risk-based capital ratio of 8.0%, a total risk-based capital ratio of 10.0% and a Tier 1 leverage ratio of 5.0%. The regulators assess any particular institution's capital adequacy based on numerous factors and may require a particular banking organization to maintain capital at levels higher than the generally applicable minimums.

The Federal Deposit Insurance Act provides for a system of "prompt corrective action" (PCA). The PCA regime provides for capitalization categories ranging from "well-capitalized" to "critically undercapitalized." An institution's PCA category is determined primarily by its regulatory capital ratios. The PCA requires remedial actions and imposes limitations that become increasingly stringent as an institution's condition deteriorates and its PCA capitalization category declines. Among other things, institutions that are less than well-capitalized become subject to increasingly stringent restrictions on their ability to accept and/or rollover brokered deposits.

In addition to capital requirements, depository institutions are required to maintain noninterest-bearing reserves at specified levels against their transaction accounts and certain non-personal time deposits.

Regulatory Limits on Dividends and Distributions

The ability of the Company or LC Bank to pay dividends, repurchase stock and make other capital distributions is limited by regulatory capital rules and other aspects of the regulatory regime. For example, a policy statement of the FRB provides that, among other things, a bank holding company generally should not pay dividends if its net income for the past year is not sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. Because substantially all of our business activities, income and cash flow are expected to be generated by LC Bank, an inability of LC Bank to pay dividends or distribute capital to the Company would adversely affect the Company's liquidity.

See "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19. Regulatory Requirements*" and "*Item 1A. Risk Factors – Risks Related to Regulation, Supervision and Compliance*" for additional information.

Consumer Protection

We are subject to a broad array of federal, state and local laws and regulations that govern almost every aspect of our business relationships with consumers. These laws relate to, among other things, the content and adequacy of disclosures, pricing and fees, fair lending, anti-discrimination, privacy, cybersecurity, usury, mortgages and housing finance, lending to service members, escheatment, debt collection, loan servicing, collateral secured lending, availability of funds and unfair, deceptive or abusive acts or practices.

The CFPB has broad authority related to federal consumer financial laws and regulations impacting the provision of consumer financial products and services, and has substantial power to define the rights of consumers and responsibilities of financial institutions. In addition, the CFPB has primary supervision and enforcement authority relating to these federal consumer financial laws and regulations over banks with assets of $10 billion or more. As noted above, as a depository institution with assets over $10 billion, LC Bank is subject to supervision and enforcement authority relating to federal consumer financial laws and regulations by the CFPB. Many consumer financial laws and regulations adopted or amended by the CFPB currently apply to us and, prior to the CFPB, the OCC supervised our compliance with respect to these laws and regulations.

If we fail to comply with these laws and regulations, we may be subject to significant penalties, judgments, other monetary or injunctive remedies, lawsuits (including putative class action lawsuits and actions by state and local attorneys general or other officials), customer rescission rights, supervisory or enforcement actions, and civil or criminal liability.

Anti-Money Laundering, Sanctions and Financial Crime

We are subject to a wide range of laws related to anti-money laundering (AML), anti-corruption, anti-bribery, economic sanctions and prevention of financial crime, including the Bank Secrecy Act, the USA PATRIOT Act and economic sanctions programs. We are required to, among other things, maintain an effective anti-money laundering and counter-terrorist compliance program, identify and file suspicious activity and currency transaction reports, and block or reject transactions with sanctioned persons or jurisdictions. Compliance with these laws requires significant investment of management attention and resources. These laws are enforced by a number of federal and state regulatory and enforcement authorities, including the FRB, OCC, Office of Foreign Assets Control, the Financial Crimes Enforcement Network, the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. Failure to comply with these laws, or to meet our regulators' supervisory expectations in connection with these laws, could subject us to supervisory or enforcement action, significant financial penalties, criminal liability and/or reputational harm.

Third-Party Relationship Risk Management

We utilize third-party service providers to perform a wide range of operations and other functions, which may present various risks. Our regulators expect us to maintain an effective program for managing risk arising from third-party relationships, which should be commensurate with the level of risk and complexity of our business and our third-party relationships. If not managed effectively, the use of third-party service providers may expose us to risks that could result in regulatory action, financial loss, litigation, and reputational harm.

Privacy, Information Technology and Cybersecurity

We are subject to various laws related to the privacy of consumer information. For example, the Company and its subsidiaries are required under federal law periodically to disclose to their retail clients the Company's policies and practices with respect to the sharing of nonpublic client information with their affiliates and others, and the confidentiality and security of that information. In some cases, LC Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and LC Bank must allow a consumer to opt out of LC Bank's sharing of information with its affiliates for marketing and certain other purposes. We are also subject to laws and regulatory requirements related to information technology and cybersecurity. For example, the Federal Financial Institutions Examination Council (FFIEC), which is a council comprised of the primary federal banking regulators, has issued guidance and supervisory expectations for banking organizations with respect to information technology and cybersecurity. Our regulators regularly examine us for compliance with applicable laws and adherence to industry best practices with respect to these topics. For example, they will evaluate our security of user and customer credentials, business continuity planning, and the ability to identify and thwart cyber-attacks. The federal banking regulators have also implemented rules to require banks and their service providers to provide certain notification when certain cybersecurity incidents occur.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. For example, the California Privacy Rights Act of 2020 became fully operative on January 1, 2023. We expect this trend of state-level activity in those areas to continue and are monitoring developments in the states in which our customers are located.

Limitations on Transactions with Affiliates and Loans to Insiders

LC Bank is subject to restrictions on its ability to conduct transactions with affiliates and other related parties. For example, federal banking laws impose quantitative limits, qualitative requirements, and collateral standards on certain extensions of credit and other transactions by an insured depository institution with, or for the benefit of, its affiliates. In addition, most types of transactions by an insured depository institution with, or for the benefit of, an affiliate must be on terms substantially the same or at least as favorable to the insured depository institution as if the transaction were conducted with an unaffiliated third party. Federal banking laws also impose restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal stockholders (including the Company) and their related interests. In addition, extensions of credit between an insured depository institution and its executive officers, directors, principal stockholders, and their related interests are also limited by federal law. The Sarbanes-Oxley Act generally prohibits loans by public companies to their executive officers and directors. However, there is a specific exception for loans by financial institutions, such as LC Bank, to its executive officers and directors that are made in compliance with federal banking laws.

Acquisition of a Significant Interest in the Company

Banking laws impose various regulatory requirements on parties that may seek to acquire a significant interest in the Company. For example, the Change in Bank Control Act of 1978 would generally require that any party file a formal notice with, and obtain non-objection of, the FRB prior to acquiring (directly or indirectly, whether alone or acting in concert with any other party) 10% or more of any class of voting securities of the Company. Further approval requirements and significant ongoing regulatory consequences would apply to any company that (directly or indirectly, whether alone or as part of an association with another company) seeks to acquire "control" of the Company or LC Bank for purposes of the BHCA. The determination whether a party "controls" a depository institution or its holding company for purposes of these laws is based on applicable regulations and all of the facts and circumstances surrounding the investment.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on borrowings and changes in reserve requirements with respect to deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits. The FRB monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we conduct stress tests to measure and prepare for the impact of potential changes in monetary policy, we cannot predict with certainty the nature of future monetary policies and the effect of such policies on our business and earnings.

Issuing Bank Model

Prior to becoming a bank holding company and establishing LC Bank, our issuing bank for unsecured personal and auto refinance loans was WebBank, a Utah-chartered industrial bank. Our partner banks for education and patient finance loans were NBT Bank and Comenity Capital Bank. NBT Bank is subject to oversight by the OCC and was phased out as a partner in 2021. Comenity Capital Bank, which originates, owns and services its loans, is subject to oversight by the FDIC and the Utah Department of Financial Institutions, and continues to be a partner. These authorities impose obligations and restrictions on our activities and the loans facilitated through our lending marketplace through issuing and partner banks. With respect to the issuing bank model, there have been challenges to the ability of a bank to "export" interest rates permitted by the laws of the state where the bank is located. For more information, see "*Item 1A. Risk Factors – Any challenge to or adverse consequence from our prior use of the issuing bank partnership model (or litigation or legislation aimed at thwarting certain transactions based on this model) may harm our business.*"

Regulatory Examinations and Actions Relating to the Company's Legacy Business

The Company is subject to examination for compliance with applicable laws and regulations in the states in which it is licensed. Prior to becoming a bank holding company and establishing LC Bank, the Company conducted its business as a non-bank entity and maintained various financial services licenses in numerous jurisdictions. Since establishing LC Bank, the vast majority of the Company's business is conducted through LC Bank pursuant to the laws applicable to national banks. Accordingly, many state level regulations and licensing requirements no longer apply to the Company in part because: (i) it is a bank holding company operating a national bank and therefore subject to the purview of the federal banking regulations and regulators, and (ii) the Company has ceased certain types of operations that were unique to its legacy business model, such as the LendingClub Member Payment Dependent Notes (Retail Notes) program.

Therefore, the Company has returned, and may continue to return, certain state financial services licenses that were used for legacy business activities that have since been discontinued. Nevertheless, even after state financial services licenses are returned, the Company may continue to be subject to the regulation, supervision and enforcement of various state regulatory authorities with respect to legacy or residual activities. Furthermore, the Company continues to maintain certain state licenses, which continue to subject the Company to the regulation, supervision and enforcement of some state regulatory authorities.

For more information on how the regulatory environment, enforcement actions, findings and ratings could also have an impact on our strategies, the value of our assets, or otherwise adversely affect our business see "*Item 1A. Risk Factors – Risks Related to Regulation, Supervision and Compliance.*"

Intellectual Property

To establish and protect our technology and intellectual property rights, we rely on a combination of copyright, trade secret and other rights, as well as confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights. We are not dependent on any one patent, related group of patents, or any other single right to use intellectual property. Despite our efforts to protect our proprietary rights, third parties may, in an authorized or unauthorized manner, attempt to use, copy, or otherwise obtain and market or distribute our intellectual property rights or technology, or otherwise develop a product with the same functionality as our solution. In addition, our competitors may develop products that are similar to our technology. Policing all unauthorized use of our intellectual property rights is nearly impossible, and we cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology or intellectual property rights.

Human Capital

The Company and its consolidated subsidiaries had 1,075 employees as of December 31, 2025, all of whom were located in the United States. Our success depends, in large part, on our ability to recruit, develop, motivate, and retain employees with the skills to execute our long-term strategy. We participate in a competitive market for talent and aim to distinguish ourselves by offering our employees the opportunity to make a meaningful positive impact on the financial success of Americans in an innovative technology-oriented environment. We also offer competitive compensation and benefits. Our compensation programs consist primarily of base salary, annual corporate bonus opportunity, and long-term equity and cash awards. We periodically conduct pay equity surveys to ensure our compensation programs are applied equitably across our workforce. Our benefits programs consist of comprehensive health, dental, and welfare benefits, including a 401(k) matching program and standalone mental health coverage. Since 2022, we have adopted a hybrid in-office work model.

We strive to create a welcoming and empowering environment where our employees feel that they are reaching their full potential, are highly engaged and are doing what they do best every day to accomplish our mission and vision. We support our employees professionally through onboarding programs, on-the-job training, career development sessions and performance check-ins. We monitor employee satisfaction and engagement through semi-annual engagement surveys. Our employee experience has earned a number of external recognitions, including being named to Newsweek's list of the most loved workplaces.

Diversity of background and experience are core to our corporate culture because, among other things, we believe a diversity of talent better reflects, and thereby better allows us to serve, our customer base. We have executive-sponsored leadership programs and resource groups for all employees, as well as an allyship program designed to provide all interested employees with mentorship opportunities designed to enhance community and inclusiveness within the workplace. We also maintain a Business Conduct and Ethics Policy, which, among other things, sets forth numerous policies designed to provide for a safe, ethical, respectful and compliant work environment.

Available Information

Our website address is www.lendingclub.com. At our investor relations website, ir.lendingclub.com, we make available free of charge the following information and capabilities:

- Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC;
- Press releases, including with respect to our quarterly earnings;
- Announcements of public conference calls and webcasts;
- Corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, committee charters, business conduct and ethics policy, and other governance-related policies;

- Other news and market data that we may post from time to time that investors might find useful or interesting; and
- Opportunity to sign up for email notifications.

In addition to announcing material financial information through our investor relations website, press releases, SEC filings, and public conference calls and webcasts, we also intend to use other online and social media channels, including our Resource Center (https://www.lendingclub.com/resource-center), X (formerly Twitter) handles (@LendingClub and @LendingClubIR) and Facebook page (https://www.facebook.com/LendingClubTeam) as a means of disclosing material non-public information and to comply with our disclosure obligations under Regulation FD.

The contents of the websites referred to above are not incorporated into this filing or in any other report or document on file with the SEC. Further, our references to the URLs for these websites are intended to be inactive textual references only.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including the section titled "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes. While we believe the risks and uncertainties described below include all material risks currently known by us, it is possible that these may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected.

Risk Factors Summary

Our business is subject to a number of risks that may adversely affect our business, financial condition and results of operations. These risks are discussed more fully below and include, but are not limited to:

Risks Related to Regulation, Supervision and Compliance

- operating within the bank regulatory framework and to the satisfaction of the banking regulators;
- our compliance with applicable laws and regulations (including applicable foreign laws);
- the impact of any changes to the legal, regulatory and/or political environment;
- the adequacy of our allowance for loan losses;
- operating within capital and liquidity regulations and requirements; and
- the adequacy and effectiveness of our risk management framework.

Risks Related to Operating Our Business

- holding loans on our balance sheet and associated credit, default and liquidity risks;
- selling loans through our marketplace bank platform;
- maintaining and increasing loan originations;
- maintaining our deposit base;
- our ability to develop and commercialize products and services;
- maintaining adequate liquidity;
- the impact of litigation and government and regulatory investigations, inquiries and requests;
- disruptions in our technology systems or failures in our technology initiatives;
- maintaining, protecting and promoting our brand;
- managing, and the impact of, fraudulent activity;
- forecasting demand for loans;
- M&A and related integration activity;
- offering a breadth and volume of loan purchase and investment opportunities for marketplace investors;
- our prior use of the issuing bank partnership model;
- breaches of certain representations and warranties made to others; and
- our ability to manage indebtedness.

Risks Related to Macroeconomic Conditions or Other External Factors

- the impact of the current economic environment, including related uncertainties;
- fluctuations in interest rates;
- a decline in overall social and economic conditions;
- the political environment and governmental fiscal/monetary policies;
- negative publicity and media coverage; and
- the impact of geopolitical events, natural disasters, infrastructure failures and other business interruptions.

Risks Related to Credit and Collections

- the accuracy and effectiveness of our credit decisioning models;
- the effectiveness of our collection efforts; and
- the accuracy of credit and other information received from borrowers or third parties.

Risks Related to Our Industry

- our ability to compete; and
- the soundness of other financial institutions.

Risks Related to Personnel and Third Parties

- attracting and retaining employees;
- the impact of any misconduct or errors;
- our reliance on, and relationship with, third parties; and
- the failure or circumvention of our controls and procedures.

Risks Related to Data, Intellectual Property and Privacy

- security incidents, failures and bugs in our systems;
- the impact of cyber-attacks suffered by third parties;
- the collection, storage and use of personal data;
- protecting our intellectual property rights;
- the development and use of artificial intelligence; and
- our use of open-source software.

Risks Related to Tax and Accounting

- changes in tax laws and our ability to use our deferred tax asset;
- our net gain (loss) position; and
- changes in accounting standards and incorrect estimates and assumptions.

Risks Related to the Ownership of Our Common Stock

- the volatility of our stock price and fluctuations in quarterly results;
- the availability and content of research and reports by analysts;
- future equity dilution;
- our anti-takeover provisions and restrictions in accumulating a position in the Company;
- the use and impact of our share repurchase and acquisition program and related stock price volatility; and
- our intention to not pay dividends in the foreseeable future.

RISKS RELATED TO REGULATION, SUPERVISION AND COMPLIANCE

We operate in a highly regulated environment that affects virtually all aspects of our operations, and the need to comply with applicable laws, regulations and supervisory expectations can materially impact our business, financial condition and results of operations.

We are subject to extensive regulation, supervision and legal requirements that affect virtually all aspects of our operations. The regulatory framework governing banking organizations is generally intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States, not our stockholders or creditors. See "*Item 1. Business – Regulation and Supervision*" for information on the regulation and supervision framework which governs our Company and its activities.

We are supervised and regularly examined and inspected by our regulators, including the FRB, OCC and CFPB. Our regulators have extensive authority and discretion in their interpretation, implementation, supervision and enforcement of the regulatory regime, including on matters related to:

- dividends or capital distributions by LC Bank or the Company;
- capital and liquidity requirements applicable to us, including the imposition of requirements more stringent than those required under generally applicable laws;
- the types and terms of products we offer, activities we may conduct or investments we may make;
- the composition, risk characteristics, potential adverse classification, allowance and risk reserves in connection with our loans or other assets;
- our deposit-gathering and other funding sources;
- the quality of our board and management oversight;
- the effectiveness of our risk management and compliance programs, including with respect to consumer protection, information technology, cybersecurity, third-party risk management, anti-money laundering and sanctions;
- LC Bank's commitment to helping meet the credit needs of low- and moderate-income neighborhoods under the Community Reinvestment Act of 1977;
- their willingness to approve applications, such as the establishment, relocation or closure of new branches, the commencement of new activities, or the conduct of mergers and acquisitions; and
- our rate of growth and other expansionary or strategic initiatives.

We continue to devote substantial time and resources to compliance and meeting our regulators' supervisory expectations, which will adversely affect our profitability and may adversely affect our ability to pursue advantageous business opportunities.

Failure to comply with applicable laws, regulations or commitments, or to satisfy our regulators' supervisory expectations, could subject us to, among other things, supervisory or enforcement action, which could adversely affect our business, financial condition and results of operations.

If we do not comply with applicable laws, regulations or commitments, if we are deemed to have engaged in unsafe or unsound conduct, or if we do not satisfy our regulators' supervisory expectations, then we may be subject to increased scrutiny, supervisory criticism, governmental or private litigation and/or a wide range of potential monetary penalties or consequences, enforcement actions, criminal liability and/or reputational harm. Such actions could be public or of a confidential nature, and arise even if we are acting in good faith or operating under a reasonable interpretation of the law and could include, for example, monetary penalties, payment of damages or other monetary relief, restitution or disgorgement of profits, directives to take remedial action or to cease or modify practices, restrictions on growth or expansionary proposals, denial or refusal to accept applications, removal of officers or directors, prohibition on dividends or capital distributions, increases in capital or liquidity requirements and/or termination of LC Bank's deposit insurance. Additionally, compliance with applicable laws, regulations and commitments requires significant investment of management attention and resources. Any failure to comply with applicable laws, regulations or commitments could have an adverse effect on our business, financial condition and results of operations.

Changes in the legal, regulatory or political environment could adversely affect our business, financial condition, and results of operations.

Laws, regulations and supervisory expectations, and the manner in which they are interpreted and enforced, are constantly changing. Governments could pass legislation, regulations or adopt policies based on changes in leadership, shifting priorities, the stability of the banking system or in response to current financial conditions.

Further, the change in U.S. presidential administration and the composition of the U.S. Congress is resulting in significant changes in governing ideology and style, legislative, regulatory or policy priorities and/or the existence, priorities, scope, practices and/or staffing levels of regulatory agencies. For example, in February 2025, the current presidential administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities; and while the CFPB is still operating, it has rescinded rules set under the prior U.S. presidential administration. Additionally, changes in the leadership of federal banking agencies may impact supervision, examination and enforcement priorities and rulemaking of such agencies and may result in changes to interpretations of existing rules and guidance. Further, in January 2026, the current presidential administration proposed a 10% interest rate cap for credit cards which, if implemented, and depending on how it is implemented, could have an adverse effect on our business and results of operations, including reducing borrower demand for our loans given a significant portion of loan customers use our personal loan product to refinance existing higher interest rate credit card debt into a lower interest rate personal loan with us. Additionally, if the proposal for an interest rate cap (and any related legislation or executive order) extends to other forms of consumer credit such as personal loans, and, depending on how that would be implemented, our business and financial results could be materially and adversely impacted as we would be unable to offer our current personal loan product to many customers that we currently are able to serve. We cannot predict what other changes, if any, will be made to the legal and regulatory framework, whether the changes will be retained or the effect that such changes may have on our future business and earnings prospects.

Changes to the legal, regulatory or political environment may require material modifications to our products, services and operations, require significant investments of management attention and resources, or expose us to potential liability for past practices. Changes to the legal and regulatory framework, such as through amendments to laws and regulations, legal challenges to new and existing agency regulations and interpretations, imposition of supervisory action, or shifts in governmental or regulatory policies, practices or priorities may have a material adverse impact on our operations, including the cost to conduct business, our results of operations and what products and services we can offer.

Further, as a result of changes in priorities and/or leadership at federal, state and/or local levels, we may become subject to different and potentially conflicting requirements and expectations in the jurisdictions in which we operate or that may attempt to exercise jurisdiction over us, which may make it more challenging and/or resource intensive to comply with applicable laws and could have an adverse effect on our business and results of operations. For example, in March 2025, the SEC voted to abandon its defense of its 2024 climate-related disclosure rules, effectively pausing, and likely reversing, the mandate for issuer companies to report greenhouse gas emissions and climate risks. However, California and other states are continuing forward with, or contemplating, their own climate-related disclosure rules; though the California rules are being legally challenged and the outcome of such challenges is currently unknown.

Our allowance for loan losses may not be adequate to cover actual losses.

Through its adoption of the CECL methodology, the Financial Accounting Standards Board (FASB) implemented an accounting model to measure credit losses for financial assets measured at amortized cost. Effective January 1, 2026, we elected the fair value option accounting methodology, in lieu of CECL, to account for newly originated HFI loans and therefore all newly originated loans are being accounted for under the fair value option methodology. However, as of the date of this Annual Report, the majority of our loan portfolio reflects HFI loans originated prior to January 1, 2026, which are being, and we expect will continue to be, accounted for under the CECL methodology. Under CECL, we maintain an allowance for loan losses to provide for loan defaults and non-performance that reflects management's best estimate of expected lifetime losses inherent in our finance receivables and loan portfolio.

The process for determining the amount of the allowance requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of borrowers to repay their loans. Changes in economic conditions affecting borrowers, revisions to accounting rules and related guidance, new qualitative or quantitative information about existing loans, identification of additional problem loans, changes in the size or composition of our finance receivables and loan portfolio, changes to our loss estimation techniques including consideration of forecasted economic assumptions, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. We may also underestimate expected lifetime losses and therefore take additional allowance to account for such losses and/or fail to hold a sufficient allowance for such losses.

A decline in the national economy or the local economies of any areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. In addition, our regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance.

We are subject to stringent capital and liquidity regulations and requirements.

LendingClub Corporation is the parent company of and a separate and distinct legal entity from LC Bank. Legal entity liquidity is an important consideration as there are legal, regulatory and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, which could result in adverse liquidity events at LendingClub Corporation and/or LC Bank. In particular, LC Bank is subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from a subsidiary to their parent company or other affiliates. Applicable laws and regulations, including capital and liquidity requirements, could restrict our ability to transfer funds between LC Bank and LendingClub Corporation, which could adversely affect our cash flow and financial condition. Additionally, applicable laws and regulations may restrict what LendingClub Corporation is able to do with the liquidity it does possess, which may adversely affect our business and results of operations.

Bank holding companies, including the Company, are subject to capital and liquidity standards. From time to time, regulators may implement changes to these capital adequacy and liquidity requirements. If the Company fails to meet these minimum capital adequacy and liquidity guidelines and other regulatory requirements, its business activities, including lending, and its ability to expand could be limited. It could also result in the Company being required to take steps to increase its regulatory capital that may not otherwise be in the best interest of the Company or may be dilutive or adverse to stockholders, including issuing equity or borrowing funds to increase capital, limiting the Company's ability to pay dividends to stockholders or limiting the Company's ability to invest in assets even if deemed more desirable from a financial and business perspective.

Our business may be adversely affected if our risk management framework does not effectively identify, assess and mitigate risk.

Our risk management framework seeks to appropriately balance risk and return and mitigate our risks, including risks attributable to third parties. We have established policies intended to regularly identify and assess our risk profile, including credit risk, pricing risk, liquidity risk, strategic risk and operational risk, and then implement appropriate processes and controls to mitigate risk.

If our risk management framework does not effectively identify, assess and/or mitigate our risk profile, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business. For example, assessment of our risk profile depends, in part, upon the use of forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected. In addition, the information we use may be inaccurate or incomplete, both of which may be difficult to detect and avoid. Additionally, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated.

Finally, our risk management framework may be deemed insufficient or inadequate by our regulators, which has in the past required, and may in the future require, that we invest additional resources into remediating any deficiencies and which has adversely impacted, and may in the future impact, our ability to operate our business until the revised framework is deemed sufficient and adequate by our regulators.

Participation by non-U.S. residents on our marketplace bank platform may result in non-compliance with foreign laws.

From time to time, non-U.S. residents invest in loans directly through our marketplace bank platform. We are not experts with respect to all applicable laws in the various foreign jurisdictions from which an investor may be located, and we cannot be sure that we are complying with all applicable foreign laws. Failure to comply with such laws could result in fines and penalties payable by us, which could reduce our profitability or cause us to modify or delay planned expansions and expenditures, including investments in our growth. In addition, any such fines and penalties could create negative publicity, result in additional regulatory oversight that could limit our operations and ability to succeed, or otherwise hinder our plans to expand our business internationally.

RISKS RELATED TO OPERATING OUR BUSINESS

Holding loans on our balance sheet exposes us to credit, default and liquidity risks, which may adversely affect our financial performance.

We hold loans purchased and/or issued by the Company or LC Bank. While these loans are on our balance sheet we earn interest on the loans, but we have exposure to the credit risk of the borrowers. In the event these borrowers experience a decline or volatility in their credit profile and/or an increase or volatility in their delinquency rates, the value of these held loans may decline. For example, inflation and/or natural disasters may cause borrowers to allocate more of their income to necessities such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments.

From time to time, we also sponsor the sale of loans through Structured Program transactions, and we may be required to and/or otherwise decide to retain a portion of the interests in these securitization transactions (Securitization Interests).

Volatility or a decline in the value of the loans and/or Securitization Interests held on our balance sheet may adversely impact the liquidity of these loans/interests, which could produce losses if we are unable to realize their fair value or manage declines in their value, each of which may materially and adversely affect our financial performance. Further, increases in delinquency rates may require that we take additional allowances for losses, which may adversely affect our financial performance and our ability to allocate sufficient financial resources for other purposes, such as advancing our products and services, which could impact our results of operations.

Notably, under the fair value option accounting methodology, changes in fair value of loans are recorded in current period earnings. Therefore, in-period volatility or a decline in the value of the loans held on our balance sheet could require that we record a potentially significant fair value expense with respect to the loans held on our balance sheet under the fair value option. Further, the process of determining the fair value of our loans is complex and incorporates several inputs that reflect the Company's best estimate of fair value which, due to the inherent judgment required for certain inputs, may result in greater volatility of the fair value of loans held on our balance sheet. Accordingly, the risks articulated above (including the risk of a significant in-period fair value expense) are heightened by our decision, effective January 1, 2026, to elect the fair value option to account for newly originated HFI loans, which aligns the accounting of all newly originated loans (i.e., both HFI and HFS loans) under the fair value option methodology.

In addition to the discussion in this section, see the risk factor "*The current economic environment, including related uncertainties, could negatively affect our business and operating results.*"

If investors on our marketplace bank platform pause or cease their participation or exert influence over us, our business, financial condition and results of operations may be harmed.

Our success depends in significant part on marketplace investors purchasing loans through our marketplace bank platform. Investors may have financial conditions or limitations that adversely impact their ability to continue to participate on our platform. Further, investors may choose to deploy their capital elsewhere for any reason, including if financial returns on loans we offer prove to be unsatisfactory. For example, inflation and/or natural disasters may cause borrowers to allocate their income to necessities, such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments. This may increase default rates, which could adversely affect marketplace investor returns. Additionally, in an elevated interest rate environment the return expectations of our marketplace investors will likely be elevated, and we may be unable to meet those expectations, which could prompt certain marketplace investors to reduce or cease their loan purchases or investments. The occurrence of one or more of these events with a significant number of investors has in the past and could in the future, alone or in combination, have a material and adverse effect on our business, financial condition and results of operation. For example, following the historic increases in interest rates by the FRB in 2022 and 2023, a number of our largest marketplace investors ceased or significantly reduced their purchases of our products, which resulted in a material reduction in our marketplace origination volume and revenue.

From time to time, we may provide incentives to investors to purchase loans from us or we may sell loans at a price that is less than par, which typically adversely impacts the economics of our business. Even in the event that an incentive or difference to par is partially or wholly offset by other factors, such as interest earned on the loan prior to its sale, selling loans with incentives or at prices less than par may: (i) discourage investors from purchasing loans on our platform without incentives or at par value, (ii) cause us to realize less revenue than expected with respect to such loans or (iii) prompt dissatisfaction and complaints from investors unable to purchase incentivized or discounted loans.

Additionally, marketplace investors may exert significant influence over us, our management and our operations. For example, if these investors pause or discontinue their investment activity, we may need to provide incentives or discounts and/or enter into alternative structures or terms to attract investor capital to the platform, such as our Structured Certificates. Any new arrangements or programs may: (i) increase the complexity of our business, (ii) require allocation of personnel and other resources to create and operate such arrangements or programs, and/or (iii) have new and/or different structures and terms, including alternative fee arrangements, purchase price rebates or other incentives. There is also no assurance that we will be able to enter into any of these arrangements or programs with interested parties, or if we do, what the final terms will be. Failure to attract marketplace investor capital on reasonable terms may result in a reduction in origination volume.

We may also experience significant concentration on our marketplace bank platform, where a limited number of marketplace investors purchase a large volume of loans from our platform. Such concentration exposes us disproportionately to any of those investors choosing to cease participation on our platform or choosing to deploy their capital elsewhere, to the economic performance of those investors or to any events, circumstances or risks affecting such investors.

Further, the terms and conditions of loan purchases or investment by marketplace investors are an input to the fair value of loans and/or Securitization Interests held on our balance sheet under the fair value option accounting methodology. Accordingly, for example, a reduction in the prices paid by or increase in the concessions offered to marketplace investors could have a material adverse effect on the value of such loans and/or Securitization Interests which could have a material adverse impact on our financial performance.

Any material reduction in loan purchases or investments by marketplace investors, or the economics of those purchases or investments for the Company, may have a material adverse impact on our business, financial condition and results of operations. In addition to the discussion in this section, see the risk factor "*The current economic environment, including related uncertainties, could negatively affect our business and operating results.*"

If we do not maintain or continue to increase loan originations, or expand our marketplace bank to new markets, we may not succeed in maintaining and/or growing our business, and as a result our business and results of operations could be adversely affected.

The vast majority of our revenue currently comes from origination fees, servicing fees on loans sold to marketplace investors and net interest income earned from retaining loans on our balance sheet. Growing these revenue streams may require that we increase loan originations over time. Doing so requires that we attract a large number of new borrowers who meet our platform's lending standards and those of new and existing marketplace investors, including investors in any of our Structured Program transactions. Our ability to attract qualified borrowers depends in large part on the success of our marketing efforts, the visibility, placement and customer reviews on third-party platforms and the quality and competitive advantage of our products and services. For example, if any of our marketing channels become less effective, or the cost of these channels were to significantly increase, we may not be able to attract new and retain existing customers in a cost-effective manner or convert potential customers into active customers in our marketplace bank. Additionally, changes in the way third-party platforms operate, including changes in our participation on such platforms, could make the maintenance and promotion of our products and services, and thereby maintaining and growing loan originations, more expensive or more difficult.

Further, every loan we originate is either held on our balance sheet or sold to marketplace investors. Our ability to hold or sell loans is dependent on a number of factors, including the economic and interest rate environment, the performance of our loans and the conditions of capital markets. If any of these factors is volatile or adverse, then we may be unable to hold or sell as many loans as we could potentially originate and therefore would need to reduce our origination volume.

Additionally, other than a modest number of marketplace investors that are located internationally, our business exists solely in the U.S. and therefore fluctuations in and risks to U.S. consumer credit, U.S. macroeconomic conditions, and the U.S. legal and regulatory landscape may have a greater adverse impact on our business and financial results than a competitor company with a global footprint.

If loan originations through our platform stagnate or decrease, for any reason, our business and financial results may be adversely affected. For example, following the historic increases in interest rates by the FRB in 2022 and 2023, a number of our largest marketplace investors ceased or significantly reduced their purchases of our loans, which resulted in a material reduction in our marketplace origination volume and revenue.

In addition to the discussion in this section, see the risk factor "*The current economic environment, including related uncertainties, could negatively affect our business and operating results.*"

We may not be able to maintain our deposit base.

We rely on deposits as a principal source of funding for our lending activities. As of December 31, 2025, we had approximately $9.8 billion in deposits. Our future growth and strategy depend on our ability to maintain deposits to provide a less costly and stable source of funding. The deposit markets are competitive, and therefore it may prove difficult and/or costly to grow our deposit base. For example, as the FRB increased interest rates in 2022 and 2023, we made corresponding increases to the rates we offer depositors, which increased our funding cost and reduced the net interest margin on loans held on our balance sheet.

Changes we make to the rates offered on our deposit products may affect our finances and liquidity. We have brokered deposits, which may be more price sensitive than other types of deposits and may become less available if alternative investments offer higher returns. Further, a significant portion of our deposits is sourced from depositors referred to the Company through third party platforms, and any change in the way such third-party platforms operate, including our participation or the placement of our products on such third-party platforms, may have a materially adverse impact on our ability to maintain and/or grow our deposit base. In addition, our ability to maintain existing or obtain additional deposits may be impacted by factors, including factors beyond our control, including perceptions about the stability of the banking industry, our reputation or financial strength, or branchless banking generally, which could reduce the number of consumers choosing to place deposits with us. In particular, sudden and substantial withdrawals could cause the banking regulators to close our institution and seize our assets. For example, in 2023, Silicon Valley Bank, Signature Bank, and First Republic Bank each failed shortly after substantial reductions in their deposit bases over the course of a few days/weeks.

Our ability to obtain deposit funding and offer competitive interest rates on deposits is also dependent on capital levels of LC Bank and being considered "well-capitalized" by the banking regulators. Our regulators can adjust the requirements to be "well-capitalized" at any time, as well as require us to maintain capital levels higher than a "well-capitalized" bank under the current statutory definitions, and have authority to place limitations on our deposit businesses, including the interest rate we pay on deposits and the amount of brokered deposits we can accept. An inability to develop and maintain a strong deposit base could have a material adverse impact on our business, financial condition and results of operations.

In addition to the discussion in this section, see the risk factor "*The current economic environment, including related uncertainties, could negatively affect our business and operating results.*"

If we are unable to develop and commercialize new products and services and enhancements to existing products and services, our business may suffer.

The financial services and banking industry is evolving and changing with disruptive technologies and the introduction of new products and services. We derive a significant portion of our revenue from transaction-based fees we collect in connection with the origination of unsecured personal loans and net interest income earned from retaining loans on our balance sheet. To enhance customer engagement and diversify our revenue streams, we are undertaking a strategy to broaden the scope of our products and services we offer. Failure to broaden the scope of our products and services leaves us dependent on a limited number of revenue streams and vulnerable to competitors offering a suite of products and services. Accordingly, a key part of our success depends on our ability to develop and commercialize new products and services and enhancements to existing products and services. For example, we recently announced an expansion into home improvement financing and failure to meet objectives with respect to this initiative may adversely impact our medium- and/or long-term business and financial results.

We incur expenses and expend resources to develop and commercialize new products and services and enhancements to existing products and services. However, we may not assign the appropriate level of resources, priority or expertise to the development and commercialization of these new products, services or enhancements. We also could utilize and invest in technologies, products and services that ultimately do not achieve widespread adoption and, therefore, are not as attractive or useful to our customers as we anticipate. Moreover, we may not realize the benefit of new technologies, products, services or enhancements for many years, and competitors may introduce more compelling products, services or enhancements in the meantime. Competitors also may develop or adopt technologies or introduce innovations that make our marketplace bank platform less attractive to our borrowers and/or investors. Further, compliance with applicable laws and regulations, our regulators' supervisory expectations and the development of new laws and regulations may impact our ability to develop and commercialize new products and services. If we are unable to develop and commercialize timely and attractive products and services, our growth may be limited and our business may be materially and adversely affected.

An inability to maintain adequate liquidity could jeopardize our business and financial condition.

Liquidity is essential to our business. Although we believe that we currently have an adequate amount of liquidity to support our business, there are a number of factors that could reduce and/or deplete our existing liquidity position, including results of operations that are reduced relative to our projections, costs related to existing or future litigation or regulatory matters, the pursuit of strategic business opportunities (whether through acquisition or organic) and unanticipated liabilities. Additionally, as noted above, we are subject to stringent capital and liquidity regulations and requirements and need to manage our liquidity position at both LendingClub Corporation and LC Bank within the parameters and terms set forth by applicable regulations and regulators. LC Bank is subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company.

Any inability to maintain an adequate liquidity position could adversely affect our operations, our compliance with applicable regulations and the performance of our business.

Further, our ability to raise additional capital, should that be deemed beneficial and/or necessary, depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the financial services and banking industry, market conditions, governmental activities, and our financial condition and performance. Accordingly, we may be unable to raise additional capital if needed or on acceptable terms, which may adversely affect our liquidity, business, financial condition and results of operations.

We are regularly subject to litigation, and government and regulatory investigations, inquiries and requests.

We are regularly subject to claims, individual and class action lawsuits, lawsuits alleging regulatory violations such as the Telephone Consumer Protection Act (TCPA), Fair Credit Reporting Act (FCRA), Unfair and Deceptive Acts and Practices (UDAP) or Unfair, Deceptive or Abusive Acts or Practices (UDAAP) violations, government and regulatory exams, investigations, inquiries or requests, and other proceedings involving consumer protection, privacy, labor and employment, intellectual property, privacy, data protection, cybersecurity, anti-money laundering, securities, tax, commercial disputes, record retention and other matters. The number and/or significance of these claims, lawsuits, exams, investigations, inquiries and requests have increased as our business has expanded in scope and geographic reach, and our products and services have increased in complexity. For example, we are subject to supervision, regulation, examination and enforcement by multiple federal banking regulatory bodies. Specifically, as a bank holding company, the Company is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the FRB. Further, as a national bank with assets over $10 billion, LC Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the OCC and the CFPB. Accordingly, we have been and continue to invest in regulatory compliance and to be subject to certain parameters, obligations and/or limitations set forth by the banking regulations and regulators with respect to the operation of our business. We are also subject to significant litigation and regulatory inquiries, as discussed more fully in "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 18. Commitments and Contingencies,*" below.

The scope, timing, outcome, consequences and impact of claims, lawsuits, proceedings, investigations, inquiries and requests that we are subject to cannot be predicted with certainty. Determining reserves for our pending litigation is a complex, fact-intensive process that requires significant judgment. Furthermore, resolution of such claims, lawsuits, proceedings, investigations, inquiries and requests could result in substantial fines, penalties or other monetary, injunctive or declaratory relief, which may materially and adversely affect our business. These claims, lawsuits, proceedings, exams, investigations, and requests could also: (i) result in reputational harm, criminal sanctions, consent decrees, and/or orders preventing us from offering certain features, functionalities, products or services, (ii) limit our access to credit, (iii) result in a modification or suspension of our business practices, (iv) require certain parameters, obligations and/or limitations with respect to the operation of our business, (v) require us to develop non-infringing or otherwise altered products or technologies, (vi) prompt ancillary claims, lawsuits, proceedings, investigations, inquiries and requests, (vii) consume financial and other resources which may otherwise be utilized for other purposes, such as advancing our products and services, (viii) cause a breach or cancellation of certain contracts, or (ix) result in a loss of customers, investors and/or ecosystem partners, any of which may adversely affect our business and operations. Furthermore, even following the resolution of any claims, lawsuits, proceedings, exams, investigations, inquiries and requests against us, a regulatory enforcement agency could take action against one or more individuals or entities, which may require us to continue to incur significant expense for indemnification for any such individual or entity until such matters may be resolved. Any of these consequences could materially and adversely affect our business.

Any significant disruption in our technology systems, including events beyond our control, or failure in our technology initiatives could have a material adverse effect on our operations.

We believe the technology platform that powers our marketplace bank enables us to deliver solutions to customers and marketplace investors, and provides a significant time and cost advantage over traditional banks. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service and reputation. Our failure to maintain satisfactory performance, reliability and availability of our technology and underlying network infrastructure may impair our ability to attract new and retain existing customers or marketplace investors, which could have a material adverse effect on our operations.

Any interruptions or delays in our technology systems or service, whether as a result of third-party error, our error, natural disasters, terrorism, other man-made problems, or security breaches, whether accidental or willful, could harm our reputation and relationships with our customers and marketplace investors. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, processing loan purchases or investments, damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability, and cause customers to abandon our marketplace bank platform, any of which could adversely affect our business, financial condition and results of operations.

We depend on our technology infrastructure to conduct and grow our business and operations and accordingly we invest in system upgrades, new solutions and other technology initiatives, including artificial intelligence. Many of these initiatives take a significant amount of time to develop and implement, are tied to critical systems and require significant human and financial resources. While we take steps to mitigate the risks and uncertainties associated with these initiatives, these initiatives may not be implemented on time (or at all), within budget or without negative financial, operational or customer impact. Further, if and when implemented, these initiatives may not perform as we or our customers, marketplace investors and other stakeholders expect. We also may not succeed in anticipating or keeping pace with future technology needs, technology demands of our customers or the competitive landscape for technology. The failure to implement new and maintain existing technologies could adversely affect our business, financial condition and results of operations.

Failure to maintain, protect and promote our brand may harm our business.

Maintaining, protecting and promoting our brand is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining, protecting and promoting our brand depends on many factors, including our ability to continue to provide useful, reliable, secure and innovative products and services, as well as our ability to maintain trust.

Our brand can be harmed in many ways, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of sensitive information, failure to maintain or provide adequate or accurate documentation and/or disclosures, compliance failures, failure to comply with contractual obligations, regulatory requests, inquiries or proceedings, litigation and other claims, employee misconduct and misconduct by our partners. We have also been, and may in the future be, the target of incomplete, inaccurate and/or misleading statements about our company, our business, and/or our products and services. Furthermore, our ability to maintain, protect and promote our brand is partially dependent on visibility and customer reviews on third-party platforms. Changes in the way these platforms operate could make the maintenance, protection and promotion of our products and services and our brand more expensive or more difficult. Further, as we pursue a potential rebranding initiative, it is possible that the rebrand may not resonate, and/or create confusion, with our customers and other stakeholders and thereby adversely impact our reputation, brand and/or the willingness of customers to do business with us.

Finally, stakeholder views, priorities and expectations are diverse, rapidly changing and diverging, and we may not be able to meet the range of expectations and demands of all of our stakeholders. For example, stakeholder interest in our environmental, social, governance and other sustainability responsibilities, strategy and related disclosures vary considerably and are evolving. If we do not successfully maintain, protect and promote our brand we may be unable to maintain and/or expand our base of customers and investors, which may materially harm our business.

Fraudulent activity associated with our marketplace bank could negatively impact our operating results, brand and reputation and cause the use of our products and services to decrease and our fraud losses to increase.

We are subject to the risk of fraudulent activity associated with our marketplace bank, borrowers, depositors, investors and third parties handling borrower, depositor and investor information. We have taken measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud, including fraud using artificial intelligence (AI), which may make fraud detection more difficult, or in connection with new product offerings. Further, the increasing use of near real-time money movement solutions increases the complexity of preventing, detecting and recovering fraudulent transactions. Under our agreements with marketplace investors, we are obligated to repurchase loans in cases of confirmed identity theft. The level of our fraud charge-offs and our results of operations could be materially and adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact our operating results, brand and reputation and lead us to take steps to reduce fraud risk, which could increase our costs.

In addition, in the past, third parties have attempted to defraud individuals, some of whom may be potential customers of ours, by misappropriating our logos and representing themselves as LendingClub in e-mail campaigns to e-mail addresses that have been obtained outside of LendingClub. In one particular scheme, third parties represented to individuals that they might obtain a loan if they paid an "advance fee." Individuals who believe that the campaigns are genuine have in the past made, and may continue to make, payments to these unaffiliated third parties. Although we take commercially reasonable steps to prevent third-party fraud, we cannot always be successful in preventing individuals from suffering losses as a result of these schemes. Individuals who suffer damages due to the actions of these unaffiliated third parties may negatively view LendingClub, causing damage to our brand and reputation and reducing our business.

If we are unable to accurately forecast demand for loans, our business could be harmed.

We operate a marketplace bank platform for consumer credit, balancing borrower demand for loans against investor demand for risk-adjusted returns. We offer credit to borrowers across a range of credit profiles and rates, and we offer loan purchase and investment opportunities across a range of risk-adjusted returns. Investor demand on our platform is sensitive to a variety of factors including loan performance, alternative investment opportunities and macroeconomic conditions. To aid our ability to forecast investor demand, from time to time, we may enter into agreements with marketplace investors that outline expected purchases. However, these order agreements are generally non-binding or contain provisions that allow for modification and/or cancellation of the order. Therefore, it is challenging to precisely forecast investor demand. In the event that borrower demand at a given credit rate exceeds marketplace investor demand for that product for a given period, we may fund the loans and hold them on our balance sheet, which carries certain risks. See the risk factor "*Holding loans on our balance sheet exposes us to credit, default and liquidity risks, which may adversely affect our financial performance.*"

Alternatively, in the event that marketplace investor demand at a given return exceeds borrower demand for that product for a given period, there may be insufficient inventory to satisfy the investor demand. If marketplace investors do not believe their demand can be met on our platform, they may seek alternative investments from ours and our business may suffer.

Our acquisitions and other strategic transactions may not yield the intended benefits.

We have historically and may continue to evaluate and consider strategic transactions, combinations, acquisitions, dispositions or alliances. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be successful in negotiating favorable terms and/or consummating the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

However, any acquisition, disposition or other strategic transaction involves risks, including:

- difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business, which may require ongoing investment in development and enhancement of additional operational and reporting processes and controls;

- inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

- difficulties in retaining, training, motivating and integrating key personnel;

- diversion of management's time and resources from our normal daily operations;

- difficulties in successfully incorporating licensed or acquired technology and rights into our platform;

- difficulties in implementing and maintaining uniform standards, controls, procedures and policies within the combined organization, including if the acquired business does not have adequate controls, procedures and policies;

- difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

- risks of entering markets in which we have no or limited direct prior experience;

- regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

- assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

- failure to successfully further develop any acquired technology;

- liability for activities of the acquired or disposed of business before the acquisition or disposition, including patent and trademark infringement claims, violations of laws, regulatory actions, commercial disputes, tax liabilities and other known and unknown liabilities;

- difficulty in separating assets and replacing shared services;

- assumption of exposure to performance of any acquired loan portfolios;

- potential disruptions to our ongoing businesses; and

- unexpected costs and unknown risks and liabilities associated with the acquisition.

Accordingly, any acquisition, disposition or other strategic transaction may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated costs or may not otherwise result in the intended benefits. Additionally, it may take us longer than expected to fully realize the anticipated benefits and synergies of these transactions, and those benefits and synergies may ultimately be smaller than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Any transactions, combinations, acquisitions, dispositions or alliances may also require us to issue additional equity securities, spend our cash, or incur debt (and increased interest expense), liabilities and amortization expenses related to intangible assets or write-offs of goodwill, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders and the interests of holders of our indebtedness.

In addition, we cannot assure you that any acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Finally, we may also choose to divest certain businesses or product lines that no longer fit with our strategic objectives. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, the terms of such potential transactions may expose us to ongoing obligations and liabilities.

If we are unable to offer marketplace investors a satisfactory breadth and volume of investment opportunities, our business and results of operations may be materially harmed.

We invest in our marketplace bank platform and regularly iterate our processes to provide improved and more efficient investment opportunities, which includes efforts to provide marketplace investors the opportunity to invest in a broad selection of loans. However, various factors may contribute to certain loans being available only in a limited quantity or being entirely unavailable.

If marketplace investors are unable to invest in certain categories of loans, are unable to invest at the volume they desire, perceive that they are not offered the same investment opportunities as other investors and/or are dissatisfied with the risk-adjusted return they receive from investing on our platform, they may seek alternative investments from ours which may materially harm our business and results of operations.

Any challenge to or adverse consequence from our prior use of the issuing bank partnership model (or litigation or legislation aimed at thwarting certain transactions based on this model) may harm our business.

Prior to becoming a bank holding company, we utilized an issuing bank partnership model. Since becoming a banking organization, we have transitioned from an issuing bank partnership model to one in which we directly originate our loans. We believe that our historical use of the issuing bank partnership model was appropriate for all the jurisdictions in which we operated it, and we have worked with federal, state and local regulatory agencies to help them understand the model. However, we operate in a complex and evolving regulatory environment at the federal and state level and some enforcement authorities and private parties have challenged the ability to rely on legislative and judicial authority that permits a bank to "export" interest rates permitted by the laws of the state where the bank is located.

For example, in May 2015, the U.S. Court of Appeals for the Second Circuit issued its decision in *Madden v. Midland Funding, LLC* that interpreted the scope of federal preemption under the National Bank Act and held that a nonbank assignee of a loan originated by a national bank may not be entitled to the benefits of federal preemption of claims of usury. The Second Circuit's decision is binding on federal courts located in Connecticut, New York, and Vermont, but the decision could also be adopted by other courts. However, in 2020, the OCC issued a final rule clarifying that interest on a loan that is lawful under federal law for national banks and federal savings associations remains lawful upon the sale, assignment or other transfer of the loan (the OCC Rule). The FDIC issued a similar final rule in 2020 applicable to FDIC-insured state-chartered banks (the FDIC Rule). Since these final rules, several federal district courts have declined to follow the decision of the U.S. Court of Appeals for the Second Circuit in *Madden v. Midland Funding, LLC*, including in Colorado, Massachusetts and New York. On February 8, 2022, a federal district court granted summary judgment in favor of the OCC and FDIC in lawsuits brought by multiple states seeking to invalidate the OCC Rule and FDIC Rule (*California, et al. v. The Office of the Comptroller of the Currency, et al.*, No. 4:20-cv-05200-JSW (N.D. Cal.); *California, et al. v. Federal Deposit Insurance Corporation*, No. 4:20-cv-05860-JSW (N.D. Cal.)).While we believe that our prior use of the issuing bank model was appropriate and factually distinguishable from the decision of the U.S. Court of Appeals for the Second Circuit in *Madden v. Midland Funding, LLC*, the case could create potential liability under state statutes such as usury statutes. Further, state legislatures may enact new laws or amend existing laws aimed at undermining the ability of non-bank purchasers of loans to realize the outcome of a bank's ability to export interest rates.

Any challenge to or adverse consequence of our prior use of the issuing bank partnership model could adversely affect our business, financial condition and results of operations.

If we breach representations or warranties in connection with our marketplace investor transactions, including whole loan sales, structured products or securitization transactions, or if we suffer a direct or indirect loss in our retained interests in these transactions, our financial condition could be harmed.

We make customary representations, warranties and covenants to marketplace investors about the loans we sell and service. We have sponsored, and expect to sponsor in the future, the sale of unsecured personal whole loans through asset-backed securitizations. In connection with these securitizations, as well as other Structured Program transactions, we make customary representations, warranties and covenants. If there is a breach of those representations, warranties and covenants that materially and adversely affects the subject loans, then we will be required to either cure the breach, repurchase the affected loans from the purchasing entity or investor or reimburse the purchasing entity or investor for incurred losses and expenses, as the case may be. These repurchase or reimbursement obligations could be material and have an adverse effect on our financial condition.

In the event that we suffer losses on all or a portion of the interests in any securitization transaction that we have retained (whether to comply with applicable risk retention rules or otherwise), our financial condition could be harmed. We may enter into similar transactions in the future and those transactions are likely to entail similar and other substantial risks.

Indebtedness could adversely affect our business and financial results.

In the past, we have had a significant amount of indebtedness. While our indebtedness has materially decreased, if our debt service obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, more of our cash flow from operations would need to be allocated to the payment of principal of, and interest on, our indebtedness, which would reduce the funds available for other purposes. Our indebtedness also could limit our ability to execute our strategic plan and withstand competitive pressures and could reduce our flexibility in responding to changing business and economic conditions.

Should we desire to obtain additional indebtedness, we may require a guarantee by LC Bank, where substantially all of our operations are being conducted. Any such guarantee is subject to regulatory limitations and may require approval of the banking regulators, and there can be no assurance that we would be able to obtain such a guarantee. To the extent that we are not able to obtain a guarantee from LC Bank, or any guarantee is limited, it may be more difficult or expensive for us to borrow money.

Our ability to make payments on our debt, to repay our existing indebtedness when due, and to fund our business, operations and significant planned capital expenditures will depend on our ability to pay with available cash or generate cash in the future. This, to a certain extent, is subject to financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, if we cannot service our indebtedness, we may have to take actions such as utilizing available capital, limiting the facilitation of additional loans, selling assets, selling equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of our business strategy, prevent us from entering into transactions that would otherwise benefit our business and/or adversely affect our business and financial results. We also may not be able to refinance our indebtedness or take such other actions, if necessary, on commercially reasonable terms, or at all.

RISKS RELATED TO MACROECONOMIC CONDITIONS OR OTHER EXTERNAL FACTORS

The current economic environment, including related uncertainties, could negatively affect our business and operating results.

The U.S. economy has been undergoing a period of rapid change and significant uncertainty. A number of factors have been causing this change and uncertainty, including changing inflation and interest rates, evolving government policies and changing U.S. consumer spending patterns. Inflation reached a 40-year high of 9.1% in June 2022, and in response the FRB increased interest rates eleven times since early 2022, from a federal funds rate range of 0.00% to 0.25% in early 2022 to 5.25% to 5.50% in July 2023. While the FRB has since reduced rates to a range of 3.50%

to 3.75% as of December 2025, it has indicated a willingness to adjust rates, including slowing the pace of rate decreases or increasing rates, as it deems necessary to combat inflation. Further, Federal economic policy is rapidly evolving and thereby creating uncertainty. For example, the establishment of, and subsequent revision(s) to, the Federal global tariff policy in 2025 was followed by market volatility and uncertainty in part due to the potential for tariffs to raise prices and thereby fuel increasing inflation and, subsequently, interest rates. Uncertainty with respect to tariffs, and the potential of elevated inflation and interest rates on U.S. consumers, are also changing spending patterns and thereby prompting concern that the U.S. could experience an economic downturn or prolonged period of slow economic growth.

Our business is sensitive to, and may be adversely impacted by, uncertainty with respect to and changes in the inflation and interest rate environment. Among other things, as inflation and interest rates increase and/or remain elevated: (i) existing borrowers may allocate more of their income to necessities such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments, which may warrant, and has in the past warranted, that we take additional provision for credit losses, (ii) the rate we offer on our deposit products may be elevated to remain competitive, thereby increasing our cost of funding and reducing our net interest margin, (iii) the return our loan products generate may be less attractive relative to other investment options, thereby reducing marketplace investor demand in our loan products, and (iv) we may need to increase interest rates and/or tighten credit standards for new originations, thereby potentially making it more challenging to source enough interested and qualified borrowers to enable sufficient origination volume. Further, the pace of changes in inflation and interest rates can create unique challenges in our ability to operate our business. For example, the rapid increase in interest rates in 2022 and 2023 quickly increased the cost of capital for our non-bank marketplace investors and thereby increased their return expectations. However, because our consumer loans are fixed interest rate products, we were unable to re-price existing loans, and with respect to new originations, we needed to re-price methodically to remain competitive and mitigate the adverse impacts of doing so. Therefore, until the interest rate environment stabilized, we were temporarily challenged to fully meet the return expectations for certain of our marketplace investors which adversely impacted our marketplace volume and related revenue.

Additionally, uncertainty regarding the economic environment could adversely impact borrower or marketplace investor interest in our products, adversely impact our third-party vendors, cause us to change, postpone or cancel our strategic initiatives, or otherwise negatively affect our business, financial condition and results of operations. Notably, the changes in the U.S. presidential administration and the composition of the U.S. Congress are leading to significant changes to the priorities, scope, practices and/or staffing levels of various governmental agencies. For example, in February 2025, the current presidential administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities. However, what additional changes will be made, whether the changes will be retained and the effect of the changes on the economic environment are currently uncertain and therefore the impact of the changes on our customers and business remains uncertain.

The current economic environment, and its impact, may also have the effect of heightening many of the other risks described in "*Item 1A. Risk Factors*" and elsewhere in our Annual Report, such as our exposure to the credit and default risk of borrowers, maintaining and increasing loan originations, maintaining our deposit base and retaining our marketplace investors.

Fluctuations in interest rates could negatively affect transaction volume and our net interest income.

We offer loan products with both fixed and variable interest rates, depending on the type of loan. If interest rates rise, potential borrowers could seek to defer taking new loans as they wait for interest rates to decrease and/or settle, and borrowers of variable rate loans may be subject to increased interest rates, which could increase default risk. If interest rates decrease after a loan is made, existing borrowers may prepay their loans to take advantage of the lower rates and we may have to redeploy the proceeds into new loans at lower interest rates. Furthermore, marketplace investors would lose the opportunity to collect the higher interest rate payable on the corresponding loan and may delay or reduce future loan investments.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates will cause our net interest income and margin to increase or decrease. To the extent that we hold loans for sale on our balance sheet, we will be at risk to rising interest rates between origination and sale. In order to sell such loans, we may need to reduce the sale price in order to satisfy the yield expectations of our marketplace investors. Further, we are exposed to interest rate risk because our interest-earning assets and interest-bearing sources of funding do not react uniformly or concurrently to changes in interest rates, as the two have different time periods for adjustment and can be tied to different measures of rates. Fluctuations in the interest rate environment may impact our net interest income, net interest margin and/or discourage investors and borrowers from participating on our marketplace bank platform and may reduce our loan originations, any of which may adversely affect our business.

Notwithstanding the above, we monitor interest rates and have certain avenues to manage our interest rate risk exposure, including changing the interest rate offered on deposits and the interest rate on our loan products. If our interest rate risk management strategies are not appropriately monitored or executed, or if borrower or depositor behavior or overall economic conditions are significantly different than we expect, then these activities may not effectively mitigate our interest rate sensitivity or have the desired impact on our results of operations or financial condition.

Additionally, we use, and may in the future use, financial instruments for hedging and risk management purposes in order to protect against possible fluctuations in interest rates, or for other reasons that we may deem appropriate. However, any current or future hedges will not completely eliminate the risk associated with fluctuating interest rates and our hedging activities may prove to be ineffective. Any failure to manage our hedging positions properly or inability to enter into hedging instruments under acceptable terms, or any other unintended or unanticipated economic consequences of our hedging activities, could negatively affect our financial condition and results of operations.

A decline in social and economic conditions may adversely affect our customers, which may negatively impact our business and results of operations.

As a marketplace bank, we believe our customers are highly susceptible to uncertainties and negative trends in the markets driven by, among other factors, general social and economic conditions in the United States, abroad and the regional areas where our customers reside. Economic factors include interest rates, unemployment levels, tax and tariff rates, the impact of a federal government shutdown, natural disasters, public health emergencies, pandemics, gasoline prices, adjustments in monthly payments, adjustable-rate mortgages and other debt payments, the rate of inflation, relative returns available from competing investment products, economic downturns, periods of slow economic growth and consumer perceptions of economic conditions. Social factors include changes in consumer confidence levels and changes in attitudes with respect to incurring debt and the stigma of personal bankruptcy.

These social and economic factors may impact demand for our products and services, including our loans, and may affect the ability or willingness of borrowers to make payments on their loans. Because we pass through collected borrower payments to marketplace investors or we make payments to these investors ratably only to the extent we receive the borrower's payments on the corresponding loan, if we do not receive payment(s) on the corresponding loan, the investor will not be entitled to the corresponding amount(s) or payment(s) under the terms of the investment or whole loan purchase agreement. For example, elevated inflation and/or interest rates may cause borrowers to allocate more of their income to necessities, such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments.

In some circumstances, economic and/or social factors could lead a borrower to prepay their loan obligations. In the event of a prepayment, while the marketplace investor would receive the return of principal, interest would no longer accrue on the loan. Accordingly, the return for the investor would decline as compared to a loan that was timely paid in accordance with its amortization schedule. There is no penalty to borrowers if they choose to pay their loan early.

Similarly, any adverse impact on the ability of borrowers to make loan payments and/or material increase in prepayment rates may also have a material impact on the net interest income we earn for loans held on our balance sheet.

We strive to maintain a marketplace bank platform in which annual percentage rates are attractive to borrowers and returns, including the impact of credit losses and prepayments, are attractive to marketplace investors and the Company. These external economic and social conditions and resulting trends or uncertainties could adversely impact the ability or desire of our borrowers or marketplace investors to participate on our platform, which could negatively affect our business and results of operations. In addition to the discussion in this section, see "*Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview.*"

Our business and operating results could be adversely affected by the political environment and governmental fiscal and monetary policies.

An unpredictable or volatile political environment in the United States, including any related social unrest, could negatively impact business and market conditions, economic growth, financial stability, and business, consumer, investor, and regulatory sentiments, any one or more of which in turn could cause our business and financial results to suffer.

Our business and financial results are also significantly affected by the fiscal and monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States in pursuit of maximum employment, stable prices, and moderate long-term interest rates. The FRB and its policies influence the availability and demand for loans and deposits, the rates and other terms for loans and deposits, the conditions in equity, fixed-income, currency, and other markets, and the value of securities and other financial instruments. For example, in response to elevated inflation, the FRB increased interest rates eleven times since early 2022, from a federal funds rate range of 0.00% to 0.25% in early 2022 to 5.25% to 5.50% in July 2023. While the FRB has since reduced rates to a range of 3.50% to 3.75% as of December 2025, it has indicated a willingness to adjust rates, including slowing the pace of rate decreases or increasing rates, as it deems necessary to combat inflation. Further, it is difficult to predict changes to fiscal and monetary policies by the current U.S. Congress and presidential administration. New appointments to the FRB could affect monetary policy and interest rates. Further, future legislation, regulation and changes in trade and fiscal policy could affect the banking industry and our business and financial results in ways that are difficult to predict.

Additionally, tax and other fiscal policies impact not only general economic and market conditions but also give rise to incentives or disincentives that affect how we and our customers prioritize objectives, deploy resources, and run households or operate businesses. Both the timing and the nature of any changes in monetary or fiscal policies, as well as their consequences for the economy and the markets in which we operate, are beyond our control and difficult to predict but could adversely affect our business and operating results.

Negative publicity and unfavorable media coverage could negatively affect our business.

Negative publicity about our industry or our company, including with respect to the quality and reliability of our marketplace bank, effectiveness of the credit decisioning or scoring models used in our marketplace bank platform, the effectiveness of our collection efforts, statements regarding investment returns, changes to our marketplace bank, our ability to grow our borrower and investor base at a rate expected by the market, our ability to effectively manage and resolve borrower and investor complaints, our ability to manage borrower and investor accounts in compliance with regulatory requirements which may not be clear, privacy and security practices, use of loan proceeds by certain borrowers of ours or other companies in our industry for illegal purposes, litigation, regulatory activity, and the experience of borrowers and investors with our marketplace bank, products or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our bank, products and services, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct or error, misconduct or errors by our partners or partners of partners, other online marketplace banks, outsourced service providers or other counterparties, failure by us or our partners to meet minimum standards of service and quality, inadequate protection of borrower and investor information and compliance failures and claims.

Our business operations may be adversely impacted by political events, terrorism, military conflict or acts of war, cyber-attacks, public health issues, natural disasters, severe weather, climate change, infrastructure failure or outages, labor disputes and other business interruptions.

Our business operations are subject to interruption by, among other things, political events, terrorism, military conflict or acts of war, cyber-attacks, public health issues, natural disasters, severe weather, climate change (including longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought), infrastructure failure or outages (including power outages), labor disputes and other events which could: (i) decrease demand for our products and services, (ii) adversely affect the macroeconomy and/or our customers, or (iii) make it difficult or impossible for us to deliver a satisfactory experience to our customers. Any such events could also affect the Company by impacting the stability of our deposit base, impairing the ability of our borrowers to repay their outstanding loans, causing significant property damage or otherwise impair the value of collateral securing our loans, and/or resulting in loss of revenue and/or causing us to incur additional expenses. While we may undertake measures indicated to mitigate the adverse impacts of such events, there are no assurances that any of the measures we take will be sufficient or successful.

Furthermore, in the event of any disruption to our operations or those of the companies with whom we do business, we could experience delays in product development, marketing, operations and customer service efforts, incur significant losses, require substantial recovery time and experience significant expenditures in order to resume or maintain operations, any of which could have a material adverse impact on our business, financial condition and results of operations.

Similarly, natural disasters have had, and likely will continue to have, unpredictable and/or adverse effects on our customers. With increases to the frequency, breadth and impact of natural disasters, such as fires and hurricanes, the potential for a single or series of natural disaster(s) to have a material adverse impact on our business is also increasing.

Finally, geopolitical conflicts as well as natural disasters such as the 2025 Los Angeles area wildfires, and their impacts, have had, and may continue to have, the effect of heightening many of the other risks described in "*Item 1A. Risk Factors*" and elsewhere in our Annual Report, such as escalating inflation, elevating the possibility of a decline in economic conditions and increasing cybersecurity risk.

RISKS RELATED TO CREDIT AND COLLECTIONS

If the credit decisioning, pricing, loss forecasting and scoring models we use contain errors, do not adequately assess risk, or are otherwise ineffective, our reputation and relationships with customers could be harmed, our market share could decline and the value of loans held on our balance sheet may be adversely affected.

Our ability to attract customers to, and build trust in, our marketplace bank platform is significantly dependent on our ability to effectively evaluate a borrower's credit profile and likelihood of default. To conduct this evaluation, we utilize credit decisioning, pricing, loss forecasting and scoring models that assign each loan offered through our marketplace bank platform a grade and a corresponding interest rate. Our models are based on algorithms that evaluate a number of factors, including behavioral data, transactional data, bank data and employment information, which may not effectively predict future loan losses. If we are unable to effectively segment borrowers into relative risk profiles, we may be unable to offer attractive interest rates for borrowers and risk-adjusted returns for marketplace investors.

Additionally, if these models fail to adequately assess the creditworthiness of our borrowers, we may experience higher than forecasted losses. Furthermore, as stated above, we hold loans on our balance sheet. We periodically assess the value of these loans and in doing so we review and incorporate a number of factors including forecasted losses. Accordingly, if we fail to adequately assess the creditworthiness of borrowers such that we experience higher than forecasted losses, the value of the loans held on our balance sheet may be adversely affected.

We continually refine these algorithms based on new data and changing macroeconomic conditions. However, there is no guarantee that the credit decisioning, pricing, loss forecasting and scoring models that we use have accurately assessed the creditworthiness of our borrowers, or will be effective in assessing creditworthiness in the future.

Similarly, if any of these models contain programming or other errors, are ineffective, or include misunderstood or incorrectly set assumptions or limitations, or the data provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans. If these errors were to occur, we may be obligated to repurchase the affected loans, marketplace investors may try to rescind their affected purchases or investments or decide not to purchase or invest in loans in the future or borrowers may seek to revise the terms of their loans or reduce the use of our marketplace bank platform for loans.

Additionally, we have entered, and may continue to enter, into credit support agreements where we may be obligated to make payments to certain marketplace investors if the losses on their loan portfolios exceed certain agreed-upon thresholds. If we are unable to accurately predict and manage losses, credit losses may exceed these agreed-upon thresholds and we may be obligated to make payments to these marketplace investors, which could negatively impact our results of operations.

Further, the use of these models, algorithms and AI for determining loan grades and corresponding interest rates may also heighten the risk of legal or regulatory scrutiny. We may be required to alter our models for compliance purposes, which could impact the interest rates offered to borrowers, the risk-adjusted returns offered to marketplace investors, result in higher losses or otherwise impact our results of operations.

If collection efforts on loans are ineffective or unsuccessful, the return on investment for investors in those loans would be adversely affected and investors may not find investing through our marketplace bank platform desirable.

Many of our loan products, including all of our personal loans, are unsecured obligations of borrowers, and they are not secured by any collateral. None of the loans facilitated on our platform are guaranteed or insured by any third party or backed by any governmental authority in any way. We are the loan servicer for all loans supporting our Structured Program transactions and we are the loan servicer for most, though not all, loans sold as whole loans. The ability to collect on the loans is dependent on the borrower's continuing financial stability and willingness to make loan payments, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, bankruptcy or the economic and/or social factors referenced above in the risk factor "*A decline in social and economic conditions may adversely affect our customers, which may negatively impact our business and results of operations*." Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. Accordingly, we and our designated third-party servicers and collection agencies are limited in our ability to collect loans.

In addition, most marketplace investors depend on us or our third-party servicers and collection agencies to pursue collection on delinquent borrower loans. Collections are remitted to marketplace investors only to the extent we receive payments on the corresponding loans. If we, or third parties on our behalf, cannot adequately perform collection services on the loans, the marketplace investor will not be entitled to any remittances under the terms of the investment. Further, if collection action must be taken in respect of a loan, we or the collection agency may charge a collection fee on any amounts that are obtained (excluding litigation). These fees will correspondingly reduce the amounts of any payments received by an investor. Similarly, the returns to investors may be impacted by declines in market rates for sales of charged-off loans to third-party purchasers. Ultimately, if delinquencies impair our ability to offer competitive risk-adjusted returns for marketplace investors, they may seek alternative investments and our business may suffer.

In addition, if we experience a significant increase in the number of charged-off loans we will be unable to collect our servicing fee for such loans and our revenue could be adversely affected.

Further, we use internet-based processes to obtain application information and distribute certain legally required notices to applicants and borrowers of our loans and to obtain electronically signed loan documents. These processes may result in greater risks than paper-based loan originations, including risks regarding the sufficiency of notice for consumer protection laws, risks that borrowers may challenge the authenticity of loan documents or the validity of the borrower's electronic signature on loan documents and risks that unauthorized changes are made to electronic loan documents. Any of these factors could cause our loans or certain terms of our loans to be unenforceable against a borrower or impair our ability to service the loans, which could adversely affect the value of our loans and our business, financial condition and results of operations.

Credit and other information that we receive from borrowers or third parties about a borrower may be inaccurate or may not accurately reflect the borrower's creditworthiness, which may cause us to inaccurately price loans made through our marketplace bank platform.

Our ability to review and select qualified borrowers depends on obtaining borrower credit information from consumer reporting agencies, such as TransUnion, Experian or Equifax, and other third parties. We assign loan grades to loan requests based on our credit decisioning and scoring models that take into account reported credit score, other information reported by the consumer reporting agencies and the requested loan amount, in addition to a variety of other factors. A credit score or loan grade assigned to a borrower may not reflect that borrower's actual creditworthiness because the credit score or loan grade may be based on outdated, incomplete or inaccurate data, including consumer reporting data, and we do not verify the information obtained from a borrower's credit report.

Additionally, there is a risk that, following the date of the credit report or other third-party data that we obtain and review, a borrower may have:

- become delinquent in the payment of an outstanding obligation;
- defaulted on a pre-existing debt obligation;
- taken on additional debt; or
- sustained other adverse financial events.

In addition, borrowers supply a variety of information, including information that is included in the loan listings on our marketplace bank platform, and this information may be inaccurate or incomplete. To verify a borrower's identity, income or employment, our verification process and teams connect to various data sources, directly or through third-party service providers, contact the human resources department of the borrower's stated employer, or request pay stubs. However, we often do not verify a borrower's stated income, tenure, job title, home ownership status or intention for the use of loan proceeds.

The factors above may result in loans being issued to otherwise non-qualified borrowers and/or impact our ability to effectively segment borrowers into relative risk profiles, each of which may impair our ability to offer competitive risk-adjusted returns for investors, which may cause investors to seek alternative investments from ours and our business may suffer. Additionally, if borrowers default on loans that are not priced correctly because the information provided by the borrowers or third parties is inaccurate, investors may try to rescind their affected investments in these loans or the loans may not perform as expected and our reputation may be harmed.

RISKS RELATED TO OUR INDUSTRY

Substantial and increasing competition in our industry may harm our business.

The financial services and banking industry is highly competitive. We compete with financial products and companies that attract borrowers, depositors, and/or marketplace investors.

Many of our competitors have significantly greater financial resources and may have access to less expensive capital than we do, and may offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than us. Certain competitors may be able to offer lower rates to borrowers than we are able to offer and/or structure their products in a manner that is more attractive to potential customers. Additionally, some of our competitors have less regulatory oversight and/or lower cost structures than us. Further, competition within the financial services industry is increasing as technology (such as artificial intelligence) enables efficiencies and innovations, additional companies obtain bank charters, and non-banks expand the scope of their products and services.

If we do not offer, price and develop attractive products and services for our customers, we may not be able to compete effectively against our competitors and our business and results of operations may be materially harmed. Additionally, competition may drive us to take actions that we might otherwise avoid, such as lowering interest rates or fees on loans or raising interest rates on deposits, and that may adversely affect our business and results of operations.

For example, in response to the proposal for a 10% cap on credit card interest rates, and as of the date of this Annual Report, certain companies or financial institutions are offering or are reported to be considering offering credit card products with a 10% promotional interest rate. A significant portion of loan customers use our personal loan product to refinance existing higher interest rate credit card debt into a lower interest rate personal loan with us. Lower interest rates on credit cards could be accompanied by a reduction in credit availability, which may present an opportunity for us to offer our personal loan product to customers unable to obtain credit through credit cards. However, the impact of a reduction in credit card interest rates, net of any potential opportunities we may have as a result, especially a sustained, a broad-based and/or retroactively applied reduction, is uncertain and could materially and adversely impact our origination volume, financial condition and results of operations.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

In addition, events or perceptions with respect to liquidity, defaults and other markers of stability, performance and/or strength within the financial services industry have led, and may in the future lead, to market-wide liquidity concerns, erosion of confidence in the banking system, the closure of financial services institutions and other adverse consequences. For example, in 2023, Silicon Valley Bank, Signature Bank, and First Republic Bank each failed shortly after substantial reductions in their deposit bases over the course of a few days/weeks. Any such events or perceptions may make our members reluctant to use our products and services or could adversely affect our business, financial condition and results of operations. Further, increases in our FDIC insurance premiums in connection with bank failures, or other events, may adversely affect our results of operations and financial condition.

RISKS RELATED TO PERSONNEL AND THIRD PARTIES

If we fail to attract and retain highly skilled employees needed to support our business, we may not be able to achieve our anticipated level of growth and our business could suffer.

We believe our success depends on the efforts and talents of our employees, including software engineers, financial, banking, credit and risk personnel, and marketing professionals. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled technical and financial personnel, particularly in the San Francisco Bay Area, is extremely intense. Building and maintaining a positive culture and work environment that reinforces our values is also critical to attracting and retaining employees.

We have previously experienced a high attrition rate from employees and while attrition rates have materially reduced recently, they may again become elevated. We periodically make adjustments to our compensation levels and structures as our business and the competitive market for talent evolves. Further, many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. While we strive to create a fulfilling workplace with competitive compensation, certain existing and prospective employees may find our workplace and/or compensation levels and structures to be unattractive, which may adversely impact our business by compromising our ability to retain and recruit an appropriately skilled workforce. Additionally, changes in U.S. immigration policy may make it difficult to renew or obtain visas for certain highly skilled employees that we have hired or are recruiting. For example, in September 2025, the current presidential administration issued a proclamation requiring a $100,000 fee for new H-1B visa applications. We cannot predict what other changes, if any, will be made to U.S. immigration policy, whether the changes will be retained or the effect that such changes may have on our business and earnings prospects or our ability to recruit or hire highly skilled employees.

In addition to attracting and retaining highly skilled employees in general, our future performance depends, in part, on our ability to attract and retain key personnel, including our executive officers, senior management team and other key personnel, all of whom would be difficult to replace. The loss of the services of our executive officers, members of our senior management team or key employees and functions, and the process to replace and/or rebuild any of them, involve significant time and expense and distraction that may significantly delay or prevent the achievement of our business objectives or impair our operations or results.

Misconduct and errors by our employees, contractors and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and other third-party service providers. Our business depends on our employees, contractors and third-party service providers to facilitate the operation of our business and process a large number of increasingly complex transactions, and if any of our employees, contractors or third-party service providers provide unsatisfactory service or take, convert or misuse funds, documents or data (including customer and/or internal documents or data), make an error, or fail to follow protocol when interacting with customers, we could lose customers, harm our reputation, be liable for damages, be subject to repurchase obligations and be subject to complaints, regulatory actions and penalties.

While we have internal procedures and oversight functions to protect us against these risks, we could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. Additionally, while we have a third-party risk management program, we do not control our third-party service providers and there can be no assurance that they will notify us of any potential risks or incidents in a timely manner or that our risk management program will mitigate the negative impact of a third-party service provider on our business.

Additionally, our use of third-party vendors is subject to increasingly demanding regulatory requirements and attention by our regulators. Regulations require us to perform due diligence of, perform ongoing monitoring of and exercise certain controls over our third-party vendors and other ongoing third-party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships.

Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers, inability to attract future customers, reputational damage, regulatory intervention, enforcement action and financial harm, which could negatively impact our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business and effectuate our business strategy, we anticipate that we will depend in part on our ability to develop and expand our strategic relationship with third parties to offer additional products and services on our platform.

Identifying suitable partners, and negotiating and documenting relationships with them, requires significant time and resources. In some cases, we also compete directly with our partners' product offerings, and if these partners cease their strategic relationship with us it could result in fewer product and service offerings on our platform, which may impede our ability to execute on our business strategy. Further, if we are unsuccessful in establishing or maintaining our relationships with third parties, or realizing the anticipated benefits from such partnerships, our ability to compete and to grow our revenue could be impaired and our operating results may suffer.

A disruption or failure in services provided by third parties could materially and adversely affect our business.

We increasingly rely on third parties to provide and/or assist with certain critical aspects of our business, including: (i) customer support, (ii) collections, (iii) loan origination, (iv) data verification, (v) record keeping and (vi) cloud computing. These third parties may be subject to cybersecurity incidents, privacy breaches, service disruptions and/ or financial, legal, regulatory, labor or operational issues; any of which may result in the third party providing inadequate service levels to us or our customers. In addition, these third parties may breach their agreements with us and/or refuse to continue or renew these agreements on commercially reasonable terms. If any third party provides inadequate service levels or fails to provide services at all, we may face business disruptions, customer dissatisfaction, reputational damage and/or financial and legal exposure; any of which may harm our business.

Our controls and procedures may be inadequate, fail or be circumvented and our business, operating results and financial condition may be adversely affected.

We are required to maintain effective controls and procedures, including internal controls over our operations, financial reporting, disclosure controls and procedures, compliance monitoring and corporate governance policies and procedures. Designing and implementing effective controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business, industry and the economic and regulatory environment and to expend significant resources to maintain a system of controls that is adequate to satisfy our public company and bank regulatory obligations.

If we are unable to establish and maintain appropriate controls and procedures, or if our employees, contractors or third-party service providers fail to abide by or circumvent such controls and procedures, it could cause us to fail to meet our regulatory or financial reporting obligations, cause us to fail to timely detect errors, result in misstatements or omissions in our consolidated financial statements, harm our operating results and financial condition or otherwise adversely affect our business operations. We could also become subject to investigations by the NYSE, the SEC, our banking regulators, or state agencies which could require additional financial and management resources.

RISKS RELATED TO DATA, INTELLECTUAL PROPERTY AND PRIVACY

Security incidents, system failures, bugs in our system, and similar disruptions could impair our operations, compromise the confidential information of our borrowers and our investors, damage our reputation, and harm our business and financial performance.

We believe the technology platform that powers our marketplace bank enables us to deliver solutions to customers and provides a significant time and cost advantage over traditional banks. The satisfactory performance, reliability and availability of our technology and underlying network infrastructure are critical to our operations, customer service and reputation. Like all information systems and technology, our systems may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or other malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or make it difficult or impossible for us to deliver a satisfactory experience to our customers. Our failure to maintain satisfactory performance, reliability and availability of our technology and underlying network infrastructure may impair our ability to attract new customers and retain existing customers, which could have a material adverse effect on our business.

Our business involves the collection, storage, processing and transmission of customers' personal information, including their financial information. The highly automated nature of our marketplace bank, our reliance on digital technologies and the types and amount of data collected, stored and processed on our systems make us an attractive target and subject to cyber-attacks, computer viruses, ransomware, physical or electronic break-ins and similar disruptions. While we have taken steps to protect confidential information that we collect, create, or have access to, our security measures or those of our third-party vendors and business partners are subject to breach. Unauthorized access to our proprietary business information or customer data may be obtained through, among other things, break-ins, sabotage, computer malware, viruses, social engineering, ransomware attacks, hacking into the systems or facilities of us or our partners, vendors, or customers, exposing and exploiting design flaws in our software, or other misconduct, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years and may target our systems or facilities or those of our partners, vendors, or customers. For example, outside parties have attempted to fraudulently induce employees, vendors, customers, and others to disclose sensitive or confidential information in order to gain access to our systems. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely.

Cyber-attacks have occurred on our systems in the past and may occur on our systems in the future. Although in 2025 we did not suffer material costs or disruption to our business from any such incident, unauthorized access to our marketplace bank and servicing systems can result in confidential borrower and investor information being stolen and potentially used for criminal purposes. Breaches of our security measures could negatively impact our relationships with customers, lead to interruptions or delays or make it difficult or impossible for us to deliver a satisfactory experience to our customers and expose us to liability related to the loss of the information, time-consuming expensive litigation and negative publicity. Moreover, any future security breach may also result in the theft of our intellectual property, proprietary data, or trade secrets, which could have a material adverse impact on our reputation, business operations and financial performance.

We also may be required to notify regulators, affected individuals and/or stockholders about any actual or perceived data breach involving personal information or material cybersecurity incident within strict time periods. This notice may be difficult to provide in a timely fashion for many reasons, including due to the complexity of gathering, verifying and analyzing relevant information. Furthermore, disclosures regarding a security breach may be costly to implement and often lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, could cause us to lose borrowers, investors and ecosystem partners and could adversely affect our business and operations.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, including from cyber-attacks using AI, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative or remediation measures. Cyber-attacks may take advantage of weaknesses in third-party technology or standards of which we are unaware or that we do not control and may not be recognized until long after they have been launched. Certain efforts may be state-sponsored or from other sophisticated organizations, and supported by significant financial and technological resources, making them even more difficult to detect. Efforts to prevent hackers from disrupting our services or otherwise accessing our systems are expensive to develop, implement, and maintain. Such efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated and may limit the functionality of, or otherwise adversely impact, our service offerings and systems.

The systems we rely upon also remain vulnerable to damage or interruption from a number of other factors, including the failure of our network or software systems, natural disasters, terrorism, telecommunication failures, human error, third-party error, other-man made problems, and similar events or disruptions. Any interruptions or delays in our technology systems or service, whether accidental or willful, could harm our relationships with our customers and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, impact our bank operations, damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to abandon our marketplace bank platform, any of which could adversely affect our business, financial condition and results of operations.

Cyber-attacks suffered by third parties upon which we rely could negatively affect our business.

We rely on third-party service providers to provide critical services that help us deliver our solutions and operate our business. These providers may store or otherwise process the same sensitive, proprietary, and confidential information that we handle. For example, in certain circumstances we utilize third-party vendors, including cloud applications and services, to facilitate the servicing of customer accounts. Under these arrangements, third-party vendors require access to certain customer data for the purpose of servicing the accounts. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly, and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.

We also utilize certain information provided by third parties to facilitate the marketing, distribution, servicing and collection of loans. A cyber-attack suffered by a third party that provides data to us could impact our ability to market, distribute, service or collect for borrowers or investors. For example, Equifax announced a significant cyber breach that impacted millions of consumers. We utilize certain information from Equifax to allow us to market our products through pre-screened offers to qualified borrowers. If a consumer elects to "freeze" their credit data, we would not be able to access their information to make these pre-screened offers. Further, as a result of the release of personal information from a third-party platform, we could experience an increase in fraudulent loan applications or investor accounts. Under our policies, we reimburse investors for any loan obtained as a result of a verified identity fraud and any increase in identity theft could result in increased reimbursement costs.

The collection, processing, storage, use, and disclosure of personal information could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit, store and process a large volume of personal information and other user data, and as our products and services are mobile and internet-based, the amount of data we store for our customers has been increasing and will continue to increase. There are federal, state and foreign laws regarding privacy and the storing, sharing, use, disclosure, protection and other processing of personal information and other user data. Specifically, personal information is increasingly subject to legislation and regulations in numerous U.S. and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

Governments, regulators, the plaintiffs' bar, privacy advocates and customers have increased their focus on how companies collect, process, use, store, share and transmit personal information. This regulatory framework for privacy issues worldwide is evolving and is likely to continue to evolve for the foreseeable future, which creates uncertainty. For example, California adopted the California Consumer Privacy Act (CCPA), which was modified by the California Privacy Rights Act (CPRA). The CCPA and CPRA, among other things, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume, cost and success of class action data breach litigation. The CPRA also established the California Privacy Protection Agency to implement and enforce the CCPA and CPRA, as well as to impose administrative fines. The full impact of this law and its corresponding regulations, future enforcement activity and potential liability is unknown. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. There is also discussion in Congress of new comprehensive federal data protection and privacy laws which we likely would be subject to if enacted. Additionally, the CFPB issued a final rule to implement Section 1033 of the Dodd-Frank Act (the Open Banking Rule) on "open banking" and protection of personal financial data rights that would give consumers certain rights regarding the use and transfer of their personal financial data. However, under the current presidential administration, the CFPB has begun new rulemaking to reconsider and revise the Open Banking Rule.

We cannot yet predict the full impact of the CCPA, CPRA, Open Banking Rule or any other proposed or enacted state, U.S. or international data privacy legislation on our business or operations, but such laws may restrict our ability to provide certain products and services or may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. We could also be adversely affected if other legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

We post on our website our privacy policies and practices concerning the collection, use, disclosure and processing of personal information. We also obtain consent from our borrowers to share personal information under certain conditions. We are subject to the terms of our privacy policies, privacy-related disclosures, and contractual and other privacy-related obligations to our customers and other third parties. Our failure, real or perceived, to comply with applicable privacy policies or federal, state or foreign laws and regulations or any compromise of security that results in the unauthorized release of personal information or other user data could damage our reputation, discourage potential borrowers or investors from using our marketplace bank or result in fines or proceedings brought against us or other third parties by governmental agencies, borrowers, investors or other third parties, one or all of which could materially and adversely affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable common law rules regarding privacy, privacy advocacy groups, industry groups or other private parties may propose new and different privacy standards. We could also be subject to liability for the inappropriate use of information made available by us. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit use of our marketplace bank and harm our business.

Any failure to protect our own intellectual property rights could impair our brand, or subject us to claims for alleged infringement by third parties, which could harm our business.

We rely on a combination of copyright, trade secret, trademark, patent and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, underwriting and credit decisioning data, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark, patent and other rights or applications for any of the foregoing. Further, as our business continues to expand we may increase our dependence on third parties to provide additional products and services. Third parties who are contractually obligated to protect our intellectual property may be the target of data breaches or may breach their obligations and disseminate, misappropriate or otherwise misuse our proprietary technology, underwriting and credit decisioning data, processes and other intellectual property. Additionally, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Additionally, the use of AI may complicate our ability to obtain intellectual property rights with respect to the AI generated content.

In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of intellectual property. In addition, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or operating our platform or require that we comply with other unfavorable terms. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

The development and use of artificial intelligence presents risks and challenges that could adversely impact our business, financial condition and results of operations.

We are incorporating AI technology in certain business processes and we or our third-party service providers may develop or incorporate AI in additional business processes, products or services. The development and use of AI presents a number of risks and challenges. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, with states proposing and adopting laws and regulations on the use of AI, which could require changes in our potential use and implementation of AI technology, limit our ability to integrate AI and increase our compliance costs and the risk of non-compliance. For example, the use of machine learning and AI can implicate potential fair lending issues, which may raise concerns for regulators or consumer advocacy groups and could result in litigation.

We are integrating AI into certain aspects of our business and may further integrate AI into our operations, technology, products and services in the future. AI models may produce output or take action that is inaccurate or incomplete, infringes on the intellectual property rights of others or is otherwise harmful. In addition, the complexity of AI models may make it challenging to understand why they generate particular outputs. There can be no assurance that any products or services that utilize AI will be successful nor is there any assurance that our use of AI will enhance our business or that the anticipated benefits of AI will materialize. For example, we may invest in AI instead of other technology solutions or replace certain employees or roles with AI solutions, and such AI investments or solutions may not provide the benefits we expect or may result in operational inefficiencies. Conversely, our investments in and use of AI may be insufficient and thereby potentially place us at a relative disadvantage to our competitors, including with respect to the attractiveness of our products and services to customers, our operating efficiency and/or our ability to innovate. An inability to effectively implement AI, either on an absolute or relative basis, may negatively impact our business, financial condition and results of operations.

In addition, negative public opinion of AI could impair the acceptance of AI solutions, and we could see reduced demand for our products and services or harm to our brand or reputation due to the use of AI in our operations. Further, while we have policies governing the use of AI by our employees, contractors and third-party service providers, we cannot guarantee that they will follow such policies when using AI or that such policies will protect us from potential liability relating to our adoption or use of AI technologies.

Further, adoption of AI is becoming, or is likely to become, increasingly widespread among competitors, analysts, media, governmental officials and offices, vendors and others. This adoption of AI may have the effect of heightening many of the other risks described in "*Item 1A. Risk Factors*" and elsewhere in our Annual Report, such as our ability to compete, cyber security related risks and the availability and content of research and reports by analysts. For example, others may use AI to increase the frequency, sophistication and severity of cybersecurity attacks against us or our third-party service providers, which could adversely impact our business and results of operations.

Some aspects of our platform include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

Aspects of our platform include software covered by open-source licenses, which may include, by way of example, GNU General Public License and the Apache License. Open-source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release and grant royalty-free licenses under the affected portions of our proprietary source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and products. There can be no assurance that efforts we take to monitor the use of open-source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow, and financial condition. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open-source software cannot be eliminated, and could adversely affect our business.

RISKS RELATED TO TAX AND ACCOUNTING

Changes in tax laws and our ability to use our deferred tax assets to offset future taxable income could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxes in the United States under federal, state and local jurisdictions in which we operate. The governing tax laws and applicable tax rates vary by jurisdiction and are subject to interpretation and changes. We may be subject to examination by the tax authorities and such authorities may disagree with our tax positions, which could adversely affect our financial condition.

Further, the amount of tax payable in a given financial statement period may be impacted by sudden or unforeseen changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. For example, the Tax Cuts and Jobs Act (the Tax Act) enacted on December 22, 2017, made broad and complex changes to the U.S. tax code and the Tax Act's reduction of the federal corporate income tax rate from 35% to 21%.

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize certain deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

Our ability to accurately forecast net income (loss) is in part a function of our ability to use our net operating loss carryforwards (NOLs) and, more generally, forecast our tax liability. Among other things, our existing NOLs may be impaired under state law and therefore certain tax attributes as of December 31, 2025 may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. Further, fluctuations in our tax obligations may differ materially from amounts recorded in our financial statements and could adversely affect our business, financial condition and results of operations in the periods for which such determination is made.

We have incurred net losses in the past and may incur net losses in the future.

Although we expect to remain profitable for the year ending December 31, 2026, we have incurred net losses in the past. Our operating expenses may continue to be elevated as we resolve regulatory investigations and examinations, enhance our compliance and technology systems, continue the growth of our business, attract customers and partners, and further enhance and develop our products and services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may incur additional losses in the future and may not maintain profitability on a quarterly or annual basis.

If accounting standards change or if our estimates or assumptions relating to our critical accounting policies prove to be incorrect, our results of operations and financial condition could be adversely affected.

Our financial statements are subject to the application of accounting principles generally accepted in the United States of America (GAAP). The application of GAAP is also subject to varying interpretations over time. We are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by various parties, including accounting standard setters and those who interpret the standards, such as the FASB, the SEC, and bank regulatory authorities. Those changes are beyond our control but could adversely affect our results of operations and financial condition. See "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies – Adoption of New Accounting Standards*" below for information on new financial accounting standards issued by the FASB. Additionally, the preparation of our financial statements in conformity with GAAP requires estimates and assumptions that affect the amounts reported and disclosed in our financial statements. While we base our estimates and assumptions on historical experience and other assumptions that we believe to be reasonable under the circumstances, our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

Our stock price has been and may continue to be volatile.

Our stock price has exhibited substantial volatility. Our stock price may continue to fluctuate in response to a number of events and factors, such as quarterly operating results; changes in our financial projections provided to the public or our failure to meet those projections; changes in the credit performance of our loans; the public's reaction to our filings with the SEC, press releases, other public announcements; progress and resolution with respect to litigation and regulatory inquiries; our operation of LC Bank; significant transactions or acquisitions; new features, products or services offered by us or our competitors; changes in financial estimates and recommendations by securities analysts; media coverage of our business and financial performance; the operating and stock price performance of, or other developments involving, other companies that stockholders may deem comparable to us; trends in our industry; any significant change in our management; and general economic conditions.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the price of any repurchase of our own stock to exceed the stock's price at a given point in time. Volatility in our stock price also impacts the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock, including us, have been subject to securities class action litigation. We have been the target of this type of litigation and may continue to be a target in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

Further, our stock could be the target of short sellers who may seek to drive down the price of shares they have sold short by disseminating negative reports or information about the Company. Such negative publicity may lead to additional public scrutiny or may cause further volatility in our stock price, a decline in the value of a stockholder's investment in us or reputational harm.

We also use equity-based compensation to recruit and retain our employees. In connection with vesting events for such equity compensation, we have a tax withholding obligation for our employees. We may use and in the past have used, the "sell-to-cover" method of tax withholding in connection with such vesting events, under which shares with a market value equivalent to the tax withholding obligation are sold in the market to cover the tax withholding liability. To the extent shares are sold in connection with any future vesting event, such sales volume may cause our stock price to fluctuate.

Any stock price decline could have a material adverse impact on stockholder confidence and employee retention.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our stock price and trading volume could decline.

Research and reports that securities or industry analysts publish about the Company or our business may be consumed by equity investors and influence their opinion of our business and/or investment in our common stock. For example, if one or more of the analysts who cover us downgrades our stock, our stock price may decline. Additionally, if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future issuances and/or sales of common stock may result in significant dilution to our stockholders and may place downward pressure on our stock price.

We may issue additional equity securities to raise capital, support acquisitions, or for a variety of other purposes. We also utilize equity-based compensation as an important tool in recruiting and retaining employees and other service providers. Additional issuances of our stock may be made pursuant to the exercise or vesting of stock options or restricted stock units, respectively. Dilution to existing holders of our common stock from equity-based compensation and other additional issuances could be substantial and may place downward pressure on our stock price.

Our quarterly results may fluctuate significantly and may not fully reflect the longer-term underlying performance of our business.

Our operating and financial results have varied on a quarterly basis during our operating history and may continue to fluctuate significantly. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include our ability to attract and retain new customers, seasonality in our business, the costs associated with and outcomes of legal and regulatory matters, volatility related to fraud and credit performance, the timing of capital markets transactions, variability in the valuation of loans held on our balance sheet, changes in business or macroeconomic conditions and a variety of other factors, including as a result of the risks set forth in this "Risk Factors" section. Fluctuation in quarterly results and how we perform relative to guidance may adversely affect the price of our common stock, and our quarterly financial results and historical trends may not be a reliable indicator of future performance, results or trends.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our eighth amended and restated Certificate of Incorporation (Certificate of Incorporation), and our amended and restated Bylaws (Bylaws) contain provisions that can have the effect of delaying or preventing a change in control of us or changes in our management. The provisions, among other things:

- establish a classified board of directors so that not all members of our board of directors are elected at one time;
- permit only our board of directors to establish the number of directors and fill vacancies on the board;
- provide that directors may only be removed "for cause" and only with the approval of two-thirds of our stockholders;
- require two-thirds of all outstanding shares of our capital stock vote to amend some provisions in our Certificate of Incorporation and Bylaws;
- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan (also known as a "poison pill");
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires that all stockholder actions must be taken at a stockholder meeting;
- do not provide for cumulative voting; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition to these provisions, banking laws impose notice, approval, and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution and bank holding company. These laws include the BHCA and the Change in Bank Control Act. These laws could delay or prevent an acquisition. See "*Item 1. Business – Regulation and Supervision – Acquisition of a Significant Interest in the Company*" for additional information.

We cannot guarantee that our share repurchase and acquisition program will be fully used or that it will enhance long-term stockholder value.

In November 2025, our board of directors approved a program to repurchase and acquire up to $100 million shares of our common stock through December 31, 2026 (the Repurchase and Acquisition Program). The timing, amount and methodology of shares acquired through the Repurchase and Acquisition Program are discretionary and will depend on our stock price, business and market conditions, and other factors, and we cannot provide any assurance that we will acquire shares of our common stock in any amounts or at all or that such acquisitions will enhance long-term stockholder value. The Repurchase and Acquisition Program could affect our stock price, increase volatility and reduce our cash available for operations and other strategic opportunities. Additionally, the failure to fully utilize or renew, suspension of and/or termination of our Repurchase and Acquisition Program could have a negative effect on our stock price.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, a stockholder may only receive a return on their investment in our common stock if the trading price of our common stock increases.

Also, as a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the FRB and any future payment of dividends will depend on LC Bank's ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. LC Bank is also subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company. In addition, in the future, we may enter into borrowing or other contractual arrangements that restrict our ability to pay dividends. As a consequence of these various limitations and restrictions, we may not be able to pay dividends on our common stock. See "*Item 1. Business – Regulation and Supervision – Regulatory Limits on Dividends and Distributions*" for additional information.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity represents a critical component of our overall approach to risk management. Accordingly, cybersecurity risks are subject to oversight by the Company's Board of Directors (the Board), primary responsibility for which has been delegated by the Board to its Operational Risk Committee (the Board Operational Risk Committee).

Our cybersecurity policies, processes and practices are informed by the cybersecurity framework established by the National Institute of Standards and Technology. We are able to leverage a cross-functional team that includes senior personnel from our technology, operations, legal, risk management and internal audit functions as and when warranted by the particular cybersecurity matter. In managing cybersecurity risks, we strive to: (i) identify, prevent and mitigate cybersecurity threats; (ii) preserve the confidentiality, security and availability of proprietary or confidential information; (iii) protect the Company's intellectual property; (iv) maintain the confidence of our members, marketplace investors and business partners; and (v) provide appropriate and required disclosure of cybersecurity risks and incidents.

Risk Management and Strategy

Our processes for assessing, identifying, and managing material risks from cybersecurity threats are fully integrated into our enterprise risk management (ERM) program and include the following areas of focus:

- **Systems Safeguards:** Preventing and mitigating cybersecurity threats, including through the use of firewalls, intrusion prevention and detection systems, anti-malware software, access controls and other system safeguards.
- **Incident Response:** Identifying and responding to cybersecurity incidents in accordance with our information security incident response plan.
- **Collaboration:** Collaborating internally and with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.
- **Third-Party Risk Management:** Maintaining a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems.
- **Training:** Reinforcing our information security policies, processes and practices through periodic mandatory training for Company personnel.
- **Governance:** Designing a comprehensive framework for the oversight of cybersecurity risk, with regular interaction between the Board Operational Risk Committee and the Company's ERM function, our Chief Information Security Officer (CISO) and members of Company management and relevant management committees, including the Company's Management Operational Risk Committee (the Management Operational Risk Committee).

A key part of our strategy for managing risks from cybersecurity threats is the assessment and testing of our processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability scanning and other exercises focused on evaluating the effectiveness of our cybersecurity measures. We engage third parties to perform assessments on our cybersecurity measures, including information security penetration tests, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board Operational Risk Committee and are used to adjust our cybersecurity policies, standards, processes and practices, as necessary.

Governance

The Board Operational Risk Committee oversees the management of risks from cybersecurity threats, including policies, processes and practices implemented by Company management to address such risks. The Board Operational Risk Committee receives presentations and reports on cybersecurity risks and information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates until such incident has been addressed. At least once each year, the Board Operational Risk Committee discusses the Company's approach to cybersecurity risk management with our CISO. Further, the Board periodically, as warranted, receives reports with respect to and engages in discussions with Company management on cybersecurity matters.

Our CISO is principally responsible for overseeing our cybersecurity risk management program, in partnership with other senior personnel across the Company. Our CISO works in coordination with the other members of the Company's Management Operational Risk Committee, which includes our Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Risk Officer and General Counsel. Our CISO has served in that role for over 5 years and in various roles in information technology and information security for over 20 years. Our CISO holds an undergraduate degree in computer information systems and has attained the professional certification of Certified Information Systems Security Professional. The other members of the Management Operational Risk Committee each have relevant qualifications and over 10 years of experience managing risk in the technology and/ or financial services industry.

Our CISO, in coordination with the Management Operational Risk Committee, works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, cross-functional teams are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our information security incident response plan. Our CISO, through his team and use of accompanying technology, monitors the prevention, detection, mitigation and remediation of cybersecurity incidents, and report such incidents to the Management Operational Risk Committee and/or the Board Operational Risk Committee, as and when appropriate.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced undetected cybersecurity incidents of a material nature. For additional information about the risks from cybersecurity threats, see "*Item 1A. Risk Factors*" in this Annual Report.

Item 2. Properties

In April 2025, we acquired a 233,887 square foot office building located in San Francisco, California. Approximately 100,000 square feet will be used as our headquarters beginning in the second quarter of 2026, following the expiration of our current San Francisco headquarters office lease. In addition to our headquarters, we lease office space in other parts of the United States, including in the Salt Lake City, Utah area, expiring in 2029, as well as in Boston, Massachusetts and New York, New York, both expiring in 2028. These leases total approximately 140,000 square feet. We believe our current leased properties are adequate for our immediate business needs.

For more information regarding our leases, see "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 17. Leases*" of this Annual Report.

Item 3. Legal Proceedings

The information set forth under "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 18. Commitments and Contingencies*" of this Annual Report is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

LendingClub's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol "LC."

Holders of Record

As of January 30, 2026, there were 32 holders of record of LendingClub's common stock. Because many of LendingClub's shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not paid cash or other dividends since our inception and do not anticipate paying cash or other dividends in the foreseeable future. Further, see "*Part I – Item 1. Business – Regulation and Supervision – Regulatory Limits on Dividends and Distributions*" and "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19. Regulatory Requirements*" for a summary of certain rules and regulations that limit the ability of the Company or LC Bank to pay dividends.

Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On November 4, 2025, our Board of Directors approved a program to repurchase and acquire up to $100 million of our common stock through December 31, 2026 (the Repurchase and Acquisition Program). The Repurchase and Acquisition Program is inclusive of the anticipated fair market value of shares of our common stock acquired by holding back a portion of vesting restricted stock units held by our employees to satisfy applicable tax withholding obligations. The timing, amount and methodology of shares acquired through the Repurchase and Acquisition Program are discretionary and will depend on our stock price, business and market conditions, and other factors.

The following table sets forth information on LendingClub's share repurchase activity for the fourth quarter of 2025 (dollars in millions, except per share data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
October 1 – October 31, 2025	—	$ —	—	$ —
November 1 – November 30, 2025	234,685	$ 17.33	234,685	$ 91.1
December 1 – December 31, 2025	154,939	$ 19.70	154,939	$ 88.1
Total	**389,624**	**$ 18.27**	**389,624**	

[1] In November 2025, we utilized $4.8 million to hold back 287,088 shares of our common stock at an average per share price of $16.80 to satisfy applicable tax withholding obligations in connection with the vesting of restricted units held by our employees (the Q4 Holdback). Inclusive of the Q4 Holdback and as of December 31, 2025, we have utilized a total of $11.9 million of the $100 million authorization under the Repurchase and Acquisition Program to acquire a total of 676,712 shares of our common stock at an average per share price of $17.65.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of LendingClub under the Securities Act, or the Exchange Act.

The following graph and table compare the cumulative total return to stockholders of LendingClub's common stock relative to the cumulative total returns of the KBW Nasdaq Bank Index and Standard & Poor's 500 Index. An investment of $100 (with reinvestment of all dividends, when applicable) is assumed to have been made in LendingClub's common stock and in each index at market close on December 31, 2020 and its relative performance is tracked through December 31, 2025. The returns shown are based on historical results and are not intended to suggest future performance.



	December 31, 2020	December 31, 2021	December 30, 2022	December 29, 2023	December 31, 2024	December 31, 2025
LendingClub Corporation	$ 100	$ 228.98	$ 83.33	$ 82.77	$ 153.31	$ 179.36
KBW Nasdaq Bank Index	$ 100	$ 135.04	$ 103.00	$ 98.07	$ 130.19	$ 167.68
Standard & Poor's 500 Index	$ 100	$ 126.89	$ 102.22	$ 126.99	$ 156.59	$ 182.25

Item 6. [Reserved]

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this Annual Report, particularly in "Part I – Item 1A. Risk Factors." The forward-looking statements included in this Report are made only as of the date hereof and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

LendingClub operates a leading, nationally chartered, digital marketplace bank that leverages data and technology to increase access to credit, reduce borrowing costs, and improve returns on savings for our members.

Election of Fair Value Option

Effective January 1, 2026, we elected the fair value option to account for held for investment (HFI) loans that were originated on or after that date. Prior to this election, loans that were originated as HFI were, and we expect will continue to be, accounted for at amortized cost, which required the initial recognition of an allowance for lifetime expected credit losses under the CECL methodology, recognized within "Provision for credit losses" on the Income Statement. We believe that applying the fair value option, rather than the CECL methodology, to HFI loans more accurately reflects the in-period economic performance of the loans by better aligning the value of the loan to its then fair value. Under the fair value option, origination fee revenue and marketing costs are recognized in earnings at the time of loan origination, rather than being deferred, and changes in fair value of loans are recognized in current period earnings within "Net fair value adjustments" on the Income Statement. Further, by applying the fair value option to HFI loans, we are applying the same accounting methodology to all loans we originate after January 1, 2026, as both HFI and held for sale (HFS) loans will be measured at fair value.

Executive Summary

The following is a summary of our results for the year ended December 31, 2025 compared to the same period in 2024, reflecting growth in loan originations, total net revenue and net income.

- *Loan originations:* Loan originations increased $2.4 billion, or 33%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was driven by an increase in unsecured personal loan origination volume.
    - Marketplace loan originations increased $1.7 billion, or 30%, for the year ended December 31, 2025 compared to the same period in 2024, driven by a higher retention of HFS loans and an increase in marketplace investor demand. Loan originations HFS as a percentage of loan originations was 74% and 76% for the years ended December 31, 2025 and 2024, respectively.
    - Loan originations HFI at amortized cost increased $719.3 million, or 41%, for the year ended December 31, 2025 compared to the same period in 2024. Loan originations HFI at amortized cost as a percentage of loan originations was 26% and 24% for the years ended December 31, 2025 and 2024, respectively.

- *Total net revenue:* Total net revenue increased $211.8 million, or 27%, for the year ended December 31, 2025 compared to the same period in 2024.

(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

  - ***Marketplace revenue:*** Marketplace revenue increased $113.2 million, or 47%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to higher origination volume of marketplace loans and improved loan sales prices.
  - ***Net interest income:*** Net interest income increased $91.6 million, or 17%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in total interest-earning assets and lower deposit funding costs.
  - ***Net interest margin:*** Net interest margin for the year ended December 31, 2025 was 6.07%, increasing from 5.62% in the prior year.

- ***Provision for credit losses:*** Provision for credit losses increased $13.1 million, or 7%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily driven by a higher volume of originated loans retained as HFI at amortized cost, partially offset by a shift in the mix of loans toward types with lower expected credit losses and the impact of an $8.0 million provision recognized in 2024 related to one legacy office loan within our commercial real estate (CRE) portfolio.

- ***Total non-interest expense:*** Total non-interest expense increased $86.9 million, or 16%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in marketing expense based on higher origination volume and the resumption of certain marketing initiatives, as well as increases in professional services expense and compensation and benefit expense.

- ***Net income:*** Net income increased $84.3 million, or 164%, for the year ended December 31, 2025 compared to the same period in 2024.

- ***Diluted earnings per share (EPS):*** Diluted EPS increased to $1.16 for the year ended December 31, 2025, compared to $0.45 for the prior year.

- ***Pre-provision net revenue (PPNR):*** PPNR for the year ended December 31, 2025 increased $124.9 million, or 51%, compared to the same period in 2024, driven by an increase in total net revenue, partially offset by an increase in non-interest expense.

- ***Total assets:*** Total assets were $11.6 billion as of December 31, 2025 compared to $10.6 billion in the prior year. Total assets increased year-over-year primarily driven by an increase in loans on our balance sheet.

- ***Deposits:*** Total deposits were $9.8 billion as of December 31, 2025 compared to $9.1 billion in the prior year. The increase was primarily due to growth in our high-yield savings deposits.
  - Federal Deposit Insurance Corporation (FDIC)-insured deposits represent approximately 88% of total deposits as of December 31, 2025.

The above summary should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations in its entirety. For additional discussion related to our operating segments, see "*Segment Information*."

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Financial Highlights

We regularly review several metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The following presents our select financial metrics for the periods presented:

As of and for the year ended December 31,		2025		2024		2023
Non-interest income	$	373,176	$	252,970	$	302,781
Net interest income		625,672		534,041		561,838
Total net revenue		998,848		787,011		864,619
Non-interest expense		630,582		543,678		566,437
Pre-provision net revenue [1]		368,266		243,333		298,182
Provision for credit losses		191,320		178,267		243,565
Income before income tax expense		176,946		65,066		54,617
Income tax expense		(41,269)		(13,736)		(15,678)
Net income	$	135,677	$	51,330	$	38,939
Basic EPS	$	1.18	$	0.46	$	0.36
Diluted EPS	$	1.16	$	0.45	$	0.36
LendingClub Corporation Performance Metrics:						
Net interest margin		6.07 %		5.62 %		6.97 %
Efficiency ratio [2]		63.1 %		69.1 %		65.5 %
Return on average equity (ROE)		9.6 %		4.0 %		3.2 %
Return on tangible common equity (ROTCE) [1]		10.2 %		4.3 %		3.5 %
Return on average total assets (ROA)		1.3 %		0.5 %		0.5 %
Marketing as a % of loan originations		1.56 %		1.39 %		1.26 %
LendingClub Corporation Capital Metrics:						
Common equity tier 1 capital ratio		17.4 %		17.3 %		17.9 %
Tier 1 leverage ratio		12.0 %		11.0 %		12.9 %
Book value per common share	$	13.01	$	11.83	$	11.34
Tangible book value per common share [1]	$	12.30	$	11.09	$	10.54
Loan Originations (in millions) [3]:						
Marketplace loans	$	7,134	$	5,482	$	5,253
Loan originations held for investment		2,455		1,735		2,184
Total loan originations	$	9,589	$	7,218	$	7,437
Loan originations held for investment as a % of total loan originations		26 %		24 %		29 %
Servicing Portfolio AUM (in millions) [4]:						
Total servicing portfolio	$	13,423	$	12,371	$	14,122
Loans serviced for others	$	7,601	$	7,207	$	9,336

[1] Represents a non-GAAP financial measure. See "*Non-GAAP Financial Measures*" for additional information.
[2] Calculated as the ratio of non-interest expense to total net revenue.
[3] Includes unsecured personal loans and auto loans only.
[4] Assets under management (AUM) reflects loans serviced on our platform, which includes outstanding balances of unsecured personal loans and auto refinance loans serviced for others and retained by the Company as of the end of the periods presented.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

As of December 31,	2025	2024
Balance Sheet Data:		
Securities available for sale	$ 3,706,709	$ 3,452,648
Loans held for sale at fair value	$ 1,762,396	$ 636,352
Loans and leases held for investment at amortized cost	$ 4,272,812	$ 4,125,818
Gross allowance for loan and lease losses [1]	$ (312,667)	$ (285,686)
Recovery asset value [2]	$ 36,924	$ 48,952
Allowance for loan and lease losses	$ (275,743)	$ (236,734)
Loans and leases held for investment at amortized cost, net	$ 3,997,069	$ 3,889,084
Loans held for investment at fair value	$ 473,314	$ 1,027,798
Total loans and leases held for investment	$ 4,470,383	$ 4,916,882
Total assets	$11,567,816	$10,630,509
Total deposits	$ 9,833,870	$ 9,068,237
Total liabilities	$10,067,388	$ 9,288,778
Total equity	$ 1,500,428	$ 1,341,731
Allowance Ratios [3]:		
ALLL to total loans and leases held for investment at amortized cost	6.5 %	5.7 %
ALLL to commercial loans and leases held for investment at amortized cost	2.5 %	3.9 %
ALLL to consumer loans and leases held for investment at amortized cost	7.2 %	6.1 %
Gross ALLL to consumer loans and leases held for investment at amortized cost	8.2 %	7.5 %
Net charge-offs	$ 151,919	$ 249,083
Net charge-off ratio [4]	3.6 %	5.8 %

[1] Represents the allowance for future estimated net charge-offs on existing portfolio balances.

[2] Represents the negative allowance for expected recoveries of amounts previously charged-off.

[3] Calculated as ALLL or gross ALLL, where applicable, to the corresponding portfolio segment balance of loans and leases held for investment at amortized cost.

[4] Calculated as net charge-offs divided by average outstanding loans and leases HFI at amortized cost, net, during the period.

Results of Operations

This section of this Form 10-K generally discusses 2025 and 2024 items and year-over-year comparisons between 2025 and 2024. For discussion related to 2023 items and year-over-year comparisons between 2024 and 2023, see "*Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" in the Annual Report on Form 10-K for the year ended December 31, 2024.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

The following table sets forth the Income Statement data for each of the periods presented:

Year Ended December 31,	2025	2024	2023	2025 vs. 2024 Change (%)	2024 vs. 2023 Change (%)
Non-interest income:					
Marketplace revenue	$ 355,944	$ 242,791	$ 291,484	47 %	(17)%
Other non-interest income	17,232	10,179	11,297	69 %	(10)%
Total non-interest income	373,176	252,970	302,781	48 %	(16)%
Interest income:					
Interest on loans held for sale	142,937	92,442	35,655	55 %	159 %
Interest and fees on loans and leases held for investment	490,071	494,214	616,735	(1)%	(20)%
Interest on loans held for investment at fair value	72,782	77,034	74,088	(6)%	4 %
Interest on securities available for sale	223,820	187,961	40,235	19 %	367 %
Other interest income	31,933	56,307	65,917	(43)%	(15)%
Total interest income	961,543	907,958	832,630	6 %	9 %
Interest expense:					
Interest on deposits	335,724	369,219	265,556	(9)%	39 %
Other interest expense	147	4,698	5,236	(97)%	(10)%
Total interest expense	335,871	373,917	270,792	(10)%	38 %
Net interest income	625,672	534,041	561,838	17 %	(5)%
Total net revenue	998,848	787,011	864,619	27 %	(9)%
Provision for credit losses	191,320	178,267	243,565	7 %	(27)%
Non-interest expense:					
Compensation and benefits	241,846	232,158	261,948	4 %	(11)%
Marketing	149,211	100,402	93,840	49 %	7 %
Equipment and software	57,014	51,194	53,485	11 %	(4)%
Depreciation and amortization	62,889	58,834	47,195	7 %	25 %
Professional services	42,339	32,045	35,173	32 %	(9)%
Occupancy	19,834	15,798	17,532	26 %	(10)%
Other non-interest expense	57,449	53,247	57,264	8 %	(7)%
Total non-interest expense	630,582	543,678	566,437	16 %	(4)%
Income before income tax expense	176,946	65,066	54,617	172 %	19 %
Income tax expense	(41,269)	(13,736)	(15,678)	200 %	(12)%
Net income	$ 135,677	$ 51,330	$ 38,939	164 %	32 %

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Marketplace Revenue

Marketplace revenue consists of the following:

Year Ended December 31,	2025	2024	Change ($)	Change (%)
Origination fees	$ 372,815	$ 283,420	$ 89,395	32 %
Servicing fees	58,988	64,933	(5,945)	(9)%
Gain on sales of loans	59,087	49,097	9,990	20 %
Net fair value adjustments	(134,946)	(154,659)	19,713	13 %
Total marketplace revenue	$ 355,944	$ 242,791	$ 113,153	47 %

Year Ended December 31,	2024	2023	Change ($)	Change (%)
Origination fees	$ 283,420	$ 279,146	$ 4,274	2 %
Servicing fees	64,933	98,613	(33,680)	(34)%
Gain on sales of loans	49,097	47,839	1,258	3 %
Net fair value adjustments	(154,659)	(134,114)	(20,545)	15 %
Total marketplace revenue	$ 242,791	$ 291,484	$ (48,693)	(17)%

We elected to account for HFS loans under the fair value option. With the election of the fair value option, origination fees, net fair value adjustments prior to the sale of the loans, and servicing asset gains on the sales of the loans, are reported as separate components within "Marketplace revenue."

Origination Fees

Origination fees recorded as a component of marketplace revenue are fees charged to borrowers in connection with the origination of loans that are HFS.

The following table presents loan origination volume during each of the periods set forth below:

Year Ended December 31,	2025	2024	2023	2025 vs. 2024 Change (%)	2024 vs. 2023 Change (%)
Marketplace loans	$ 7,134,117	$ 5,482,339	$ 5,252,668	30 %	4 %
Loan originations held for investment	2,454,743	1,735,409	2,184,095	41 %	(21)%
Total loan originations [1]	$ 9,588,860	$ 7,217,748	$ 7,436,763	33 %	(3)%

[1] Includes unsecured personal loans and auto loans only.

Origination fees were $372.8 million and $283.4 million for the years ended December 31, 2025 and 2024, respectively, an increase of 32%. The increase was primarily due to higher origination volumes of marketplace loans.

Servicing Fees

We receive servicing fees to compensate us for servicing loans on behalf of marketplace investors, including managing payments from borrowers and remittances to those investors. Servicing fee revenue related to loans sold also includes the change in fair value of servicing assets associated with the loans.

The table below illustrates the average balance of loans sold and subsequently serviced on behalf of the investor on our marketplace platform (in millions):

Year Ended December 31,	2025	2024	2023	2025 vs. 2024 Change (%)	2024 vs. 2023 Change (%)
Average AUM – Loans sold	$ 7,347	$ 8,116	$ 10,093	(9)%	(20)%

In addition to the loans serviced on our marketplace platform, we serviced $42.7 million, $102.0 million and $133.2 million in outstanding principal balance of commercial loans sold as of December 31, 2025, 2024 and 2023, respectively.

Servicing fees were $59.0 million and $64.9 million for the years ended December 31, 2025 and 2024, respectively, a decrease of 9%. The decrease was primarily due to a lower average principal balance of loans serviced and reduction in servicing fees on delinquent loan collections. This was partially offset by a decrease in fair value amortization on the servicing asset, which included a $7.7 million servicing asset write-off in the third quarter of 2024 related to a loan portfolio purchase.

Gain on Sales of Loans

In connection with loan sales to marketplace investors, we capitalize the initial fair value of servicing rights. A gain or loss is recorded based on the level to which the contractual servicing fee is above or below an estimated market rate of servicing at the time of sale. Additionally, we recognize transaction costs, if any, as a loss on sale of loans.

The following tables present the unpaid principal balance of the volume of marketplace loans sold, which is a key driver of our gain on sales revenue, during each of the periods set forth below:

Year Ended December 31,	2025	2024	2023	2025 vs. 2024 Change (%)	2024 vs. 2023 Change (%)
Marketplace loans sold [1]	$ 5,377,856	$ 4,716,173	$ 4,749,411	14 %	(1)%

[1] Includes unsecured personal loans and auto loans only.

Gain on sales of loans was $59.1 million and $49.1 million for the years ended December 31, 2025 and 2024, respectively, an increase of 20%. The increase was primarily driven by the increase in the volume of marketplace loans sold as well as higher Structured Program transaction expenses in 2024.

Net Fair Value Adjustments

We record adjustments to the carrying value of loans, for which we have elected to account for under the fair value option, to reflect their fair value. These adjustments include gains or losses from sale prices in excess of or less than the loan principal amount sold and realized net charge-offs. In addition, as loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in "Net fair value adjustments" within "Marketplace revenue," whereas the associated interest income is recorded within "Net interest income."

Net fair value adjustments were $(134.9) million and $(154.7) million for the years ended December 31, 2025 and 2024, respectively, a decreased loss of $19.7 million. The reduction was primarily due to higher loan sale prices as well as a fair value benefit recognized in the second quarter of 2025 based on improved credit performance, partially offset by an increase in the origination volume of marketplace loans.

Net fair value adjustments primarily consist of fair value adjustments on our HFS loan portfolio. See "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 7. Fair Value*

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Measurements" for additional information related to the significant unobservable inputs used in the fair value measurement of HFS loans and activity within the HFS loan portfolio.

Other Non-interest Income

Other non-interest income primarily consists of (i) rental income earned from third-party tenants under operating lease agreements and (ii) referral revenue that relates to fees earned from third-party companies when customers referred by us consider or purchase products or services from such third-party companies. The tables below illustrate the composition of other non-interest income for each period presented:

Year Ended December 31,		2025		2024		Change ($)	Change (%)
Rental income	$	7,459	$	—	$	7,459	N/M
Referral revenue		3,647		3,174		473	15 %
Realized gains on sales of securities available for sale and other investments		—		95		(95)	N/M
Other		6,126		6,910		(784)	(11)%
Other non-interest income	$	17,232	$	10,179	$	7,053	69 %

Year Ended December 31,		2024		2023		Change ($)	Change (%)
Referral revenue	$	3,174	$	4,574	$	(1,400)	(31)%
Realized gains on sales of securities available for sale and other investments		95		—		95	N/M
Other		6,910		6,723		187	3 %
Other non-interest income	$	10,179	$	11,297	$	(1,118)	(10)%

Other non-interest income increased $7.1 million, or 69%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to rental income earned from third-party tenants under operating lease agreements associated with the building purchased in the second quarter of 2025.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Net Interest Income

The table below presents net interest income information corresponding to interest-earning assets and interest-bearing funding sources. The average yield/rate is calculated by dividing the period-end interest income/expense by the average balance.

	Year Ended December 31,								
	2025			**2024**			**2023**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
Interest-earning assets [1]									
Cash, cash equivalents, restricted cash and other	$ 770,044	$ 31,933	4.15 %	$ 1,081,644	$ 56,307	5.21 %	$ 1,293,047	$ 65,917	5.10 %
Securities available for sale at fair value	3,518,310	223,820	6.36 %	2,707,049	187,961	6.94 %	652,047	40,235	6.17 %
Loans held for sale at fair value	1,131,157	142,937	12.64 %	719,898	92,442	12.84 %	252,519	35,655	14.12 %
Loans and leases held for investment at amortized cost:									
Unsecured personal loans	3,199,345	429,419	13.42 %	3,220,969	431,782	13.41 %	4,143,482	549,256	13.26 %
Commercial and other consumer loans	1,035,486	60,652	5.86 %	1,073,445	62,432	5.82 %	1,151,201	67,479	5.86 %
Loans and leases held for investment at amortized cost	4,234,831	490,071	11.57 %	4,294,414	494,214	11.51 %	5,294,683	616,735	11.65 %
Loans held for investment at fair value	661,349	72,782	11.01 %	693,557	77,034	11.11 %	567,504	74,088	13.06 %
Total loans and leases held for investment	4,896,180	562,853	11.50 %	4,987,971	571,248	11.45 %	5,862,187	690,823	11.78 %
Total interest-earning assets	10,315,691	961,543	9.32 %	9,496,562	907,958	9.56 %	8,059,800	832,630	10.33 %
Cash and due from banks and restricted cash	32,696			51,732			70,653		
Allowance for loan and lease losses	(255,779)			(247,458)			(345,434)		
Other non-interest earning assets	627,791			621,324			676,335		
Total assets	$10,720,399			$ 9,922,160			$ 8,461,354		
Interest-bearing liabilities									
Interest-bearing deposits:									
Savings and money market accounts [2]	$ 6,250,152	$237,557	3.80 %	$ 5,022,106	$234,046	4.66 %	$4,438,916	$186,305	4.20 %
Certificates of deposit [2]	2,105,408	92,701	4.40 %	2,044,776	104,850	5.13 %	1,051,378	48,988	4.66 %
Checking accounts [2]	414,754	5,466	1.32 %	868,503	30,323	3.49 %	1,199,871	30,263	2.52 %
Interest-bearing deposits	8,770,314	335,724	3.83 %	7,935,385	369,219	4.65 %	6,690,165	265,556	3.97 %
Other interest-bearing liabilities	3,205	147	4.57 %	143,189	4,698	3.28 %	69,120	5,236	7.58 %
Total interest-bearing liabilities	8,773,519	335,871	3.83 %	8,078,574	373,917	4.63 %	6,759,285	270,792	4.01 %
Noninterest-bearing deposits	301,510			323,378			236,618		
Other liabilities	237,842			228,270			261,401		
Total liabilities	$ 9,312,871			$ 8,630,222			$ 7,257,304		
Total equity	$ 1,407,528			$ 1,291,938			$ 1,204,050		

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

	Year Ended December 31,								
	2025			**2024**			**2023**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
Total liabilities and equity	$10,720,399			$ 9,922,160			$ 8,461,354		
Interest rate spread			5.49 %			4.93 %			6.32 %
Net interest income and net interest margin		$625,672	6.07 %		$534,041	5.62 %		$561,838	6.97 %

(1) Nonaccrual loans and any related income are included in their respective loan categories.

(2) Prior period amounts have been reclassified to conform to the current period presentation.

An analysis of the year-over-year changes in the categories of interest income and interest expense resulting from changes in volume and rate is as follows:

	2025 Compared to 2024			**2024 Compared to 2023**		
	Increase (Decrease) Due to Change in:			**Increase (Decrease) Due to Change in:**		
	Average Volume [1]	**Average Yield/Rate** [1]	**Total**	**Average Volume** [1]	**Average Yield/Rate** [1]	**Total**
Interest-earning assets						
Cash, cash equivalents, restricted cash and other	$ (14,287)	$ (10,087)	$ (24,374)	$ (10,980)	$ 1,370	$ (9,610)
Securities available for sale at fair value	52,640	(16,781)	35,859	142,079	5,647	147,726
Loans held for sale at fair value	51,991	(1,496)	50,495	60,295	(3,508)	56,787
Loans and leases held for investment at amortized cost	(6,884)	2,741	(4,143)	(115,197)	(7,324)	(122,521)
Loans held for investment at fair value	(3,550)	(702)	(4,252)	14,988	(12,042)	2,946
Total increase (decrease) in interest income on interest-earning assets	$ 79,910	$ (26,325)	$ 53,585	$ 91,185	$ (15,857)	$ 75,328
Interest-bearing liabilities						
Savings and money market accounts [2]	$ 51,214	$ (47,703)	$ 3,511	$ 25,945	$ 21,796	$ 47,741
Certificates of deposit [2]	3,033	(15,182)	(12,149)	50,491	5,371	55,862
Checking accounts [2]	(11,342)	(13,515)	(24,857)	(9,701)	9,761	60
Interest-bearing deposits [2]	42,905	(76,400)	(33,495)	66,735	36,928	103,663
Other interest-bearing liabilities	(5,879)	1,328	(4,551)	3,532	(4,070)	(538)
Total increase (decrease) in interest expense on interest-bearing liabilities [2]	$ 37,026	$ (75,072)	$ (38,046)	$ 70,267	$ 32,858	$103,125
Increase (decrease) in net interest income [2]	$ 42,884	$ 48,747	$ 91,631	$ 20,918	$ (48,715)	$ (27,797)

(1) Volume and rate changes have been allocated on a consistent basis using the respective percentage changes in average balances and average rates.

(2) Prior period amounts have been reclassified to conform to the current period presentation.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Provision for Credit Losses

The allowance for loan and lease losses (ALLL) for lifetime expected losses under CECL on loans and leases HFI at amortized cost is initially recognized as "Provision for credit losses" at the time of origination. The ALLL is estimated using a discounted cash flow (DCF) approach, where effective interest rates are used to calculate the net present value (NPV) of expected cash flows. The effective interest rates are calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and marketing costs, to provide a constant rate of return over the loan term. The NPV from the DCF approach is then compared to the amortized cost basis of the loans and leases to determine the ALLL. Under the DCF approach, the provision for credit losses in subsequent periods includes a credit loss expense related to the discounting effect due to the passage of time after the initial recognition of the ALLL on originated loans and leases HFI at amortized cost.

The provision for credit losses includes the credit loss expense for loans and leases HFI at amortized cost, available for sale (AFS) securities and unfunded lending commitments. The table below illustrates the composition of the provision for credit losses for each period presented, as well as the loan originations HFI in each period, which is a key driver for credit loss expense:

Year Ended December 31,	2025	2024	2023
Credit loss expense for loans and leases held for investment	$ 190,928	$ 175,430	$ 243,570
Credit loss expense for securities available for sale	566	3,527	—
Credit loss benefit for unfunded lending commitments	(174)	(690)	(5)
Total provision for credit losses	$ 191,320	$ 178,267	$243,565
Loan originations held for investment	$ 2,454,743	$ 1,735,409	$2,184,095

The provision for credit losses was $191.3 million and $178.3 million for the years ended December 31, 2025 and 2024, respectively, an increase of 7%. The increase was primarily driven by a higher volume of originated loans retained as HFI at amortized cost, partially offset by a shift in the mix of loans toward types with lower expected losses and the impact of an $8.0 million provision recognized in 2024 related to one legacy office loan within our CRE portfolio.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Allowance for Credit Losses

The activity in the allowance for credit losses (ACL) was as follows:

Year Ended December 31,		2025		2024		2023
Allowance for loan and lease losses:						
Beginning of period	$	236,734	$	310,387	$	327,852
Credit loss expense for loans and leases held for investment		190,928		175,430		243,570
Charge-offs [1]		(218,874)		(303,593)		(281,107)
Recoveries		66,955		54,510		20,072
End of period	$	275,743	$	236,734	$	310,387
Allowance for securities available for sale:						
Beginning of period	$	3,527	$	—	$	—
Credit loss expense for securities available for sale		566		3,527		—
End of period	$	4,093	$	3,527	$	—
Reserve for unfunded lending commitments:						
Beginning of period	$	1,183	$	1,873	$	1,878
Credit loss benefit for unfunded lending commitments		(174)		(690)		(5)
End of period [2]	$	1,009	$	1,183	$	1,873

[1] The first quarter of 2025 included an $8.0 million charge-off related to one office loan within our CRE portfolio, which was fully reserved for in prior periods. The CRE office loan portfolio balance was under $35 million as of December 31, 2025.

[2] Relates to $52.0 million, $105.0 million and $78.1 million of unfunded commitments as of December 31, 2025, 2024 and 2023, respectively.

The following table presents the components of the ALLL:

Year Ended December 31,		2025		2024		2023
Gross allowance for loan and lease losses [1]	$	312,667	$	285,686	$	355,773
Recovery asset value [2]		(36,924)		(48,952)		(45,386)
Allowance for loan and lease losses	$	275,743	$	236,734	$	310,387

[1] Represents the allowance for future estimated net charge-offs on existing portfolio balances.

[2] Represents a negative allowance for expected recoveries of amounts previously charged-off.

Year Ended December 31,		2025		2024		2023
Total loans and leases held for investment	$	4,272,812	$	4,125,818	$	4,850,302
Allowance for loan and lease losses	$	275,743	$	236,734	$	310,387
Allowance ratio [1]		6.5 %		5.7 %		6.4 %
Gross allowance for loan and lease losses	$	312,667	$	285,686	$	355,773
Gross allowance ratio [1]		7.3 %		6.9 %		7.3 %

[1] Calculated as ALLL or gross ALLL, where applicable, to total loans and leases held for investment at amortized cost.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Net Charge-Offs

The following table presents information regarding average loan and lease balances, net charge-offs and the ratio of net charge-offs to average outstanding loans and leases HFI at amortized cost, net, during the period. Net charge-offs are impacted by the expected timing of the charge-offs, anticipated recoveries and the age of the overall portfolio.

Year Ended December 31,	2025	2024	2023
Average loans and leases held for investment at amortized cost	$ 4,234,831	$ 4,294,414	$ 5,294,683
Net charge-offs	151,919	249,083	261,035
Net charge-off ratio	3.6 %	5.8 %	4.9 %

Nonaccrual

Loans and leases are generally placed on nonaccrual status when contractually past due 90 days or more, or earlier if management believes that the probability of collection does not warrant further accrual. Unsecured personal loans are generally charged-off when a borrower is contractually 120 days past due.

The following table presents nonaccrual loans and leases:

As of December 31,	2025	2024
Nonaccrual loans and leases held for investment at amortized cost	$ 60,432	$ 72,304
% of total loans and leases held for investment	1.4 %	1.8 %

For additional information on the ACL and nonaccrual loans and leases, see "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies*" and "*Note 5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses.*"

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Non-Interest Expense

Non-interest expense primarily consists of (i) compensation and benefits, which include salaries and wages, benefits and stock-based compensation expense, (ii) marketing, which includes costs attributable to borrower and deposit customer acquisition efforts and building general brand awareness, (iii) equipment and software, (iv) depreciation and amortization, (v) professional services, which primarily consist of consulting fees, and (vi) occupancy, which includes rent expense and all other costs related to occupying our office spaces.

Year Ended December 31,	2025	2024	Change ($)	Change (%)
Non-interest expense:				
Compensation and benefits	$ 241,846	$ 232,158	$ 9,688	4 %
Marketing	149,211	100,402	48,809	49 %
Equipment and software	57,014	51,194	5,820	11 %
Depreciation and amortization	62,889	58,834	4,055	7 %
Professional services	42,339	32,045	10,294	32 %
Occupancy	19,834	15,798	4,036	26 %
Other non-interest expense	57,449	53,247	4,202	8 %
Total non-interest expense	$ 630,582	$ 543,678	$ 86,904	16 %

Year Ended December 31,	2024	2023	Change ($)	Change (%)
Non-interest expense:				
Compensation and benefits	$ 232,158	$ 261,948	$ (29,790)	(11)%
Marketing	100,402	93,840	6,562	7 %
Equipment and software	51,194	53,485	(2,291)	(4)%
Depreciation and amortization	58,834	47,195	11,639	25 %
Professional services	32,045	35,173	(3,128)	(9)%
Occupancy	15,798	17,532	(1,734)	(10)%
Other non-interest expense	53,247	57,264	(4,017)	(7)%
Total non-interest expense	$ 543,678	$ 566,437	$ (22,759)	(4)%

Compensation and benefits expense increased $9.7 million, or 4%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in headcount.

Marketing expense increased $48.8 million, or 49%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in variable marketing expenses based on higher origination volume as well as the resumption of certain marketing initiatives.

Equipment and software expense increased $5.8 million, or 11%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in software license expense and cloud services.

Depreciation and amortization expense increased $4.1 million, or 7%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in the amortization of internally-developed software placed into service in 2025, partially offset by a decrease in impairment expense for internally-developed software compared to the prior year.

Professional services expense increased $10.3 million, or 32%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in business consulting services.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Occupancy expense increased $4.0 million, or 26%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily related to operating expenses associated with the office building purchased during the second quarter of 2025.

Other non-interest expense increased $4.2 million, or 8%, for the year ended December 31, 2025 compared to the same period in 2024. The increase was primarily due to an increase in miscellaneous operating expenses.

Income Taxes

For the years ended December 31, 2025 and 2024, we recorded an income tax expense of $41.3 million and $13.7 million, representing an effective tax rate of 23.3% and 21.1%, respectively. The effective tax rate for the year ended December 31, 2025 differs from the statutory rate due to state taxes, the favorable impact of recurring tax credits, changes in unrecognized tax benefits related to prior year tax credits, equity-based compensation, and the unfavorable impact of the non-deductible portions of executive compensation. The increase in effective tax rate for the year ended December 31, 2025 compared to the same period in 2024 was primarily due to the remeasurement of deferred tax assets because of the decrease in combined state tax rate. On June 27, 2025, California Senate Bill 132 was signed into law, requiring that banks and financial companies transition from an equally weighted three-factor apportionment formula to a single-sales-factor apportionment formula, effective for tax years beginning in 2025. Other year-over-year changes in rate reconciliation items largely offset each other.

For the year ending December 31, 2023, we recorded a tax expense of $15.7 million representing an effective tax rate of 28.7%. The decrease in effective tax rate for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to favorable changes related to windfalls and shortfalls related to equity compensation.

As of December 31, 2025, we maintained a valuation allowance of $48.0 million related to certain state net operating loss carryforwards (NOLs) and state tax credit carryforwards. The realization and timing of any remaining state NOLs and state tax credit carryforwards is uncertain and may expire before being utilized, based primarily on the allocation of taxable income constraints to the Parent and not related to the earnings of the Company. Changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions are recorded as current period income tax expense or benefit.

Income taxes are recorded on a separate entity basis whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return. Differences between separate entity and consolidated tax returns are eliminated upon consolidation.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was enacted. For the year ended December 31, 2025, OBBBA did not impact our effective tax rate; however, certain OBBBA provisions, including enhanced expensing, reduced current taxes payable. OBBBA has multiple effective dates, and we will continue to monitor developments and evaluate potential impacts on future periods.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Segment Information

Reportable Segments

We define operating segments to be components of the Company for which discrete financial information is evaluated regularly by the Chief Operating Decision Maker (CODM) to allocate resources and evaluate financial performance. The measure of segment profit used by the CODM in this evaluation is net income. The CODM consists of our Chief Executive Officer and Chief Financial Officer. This information is reviewed according to the legal organizational structure of our operations with products and services presented separately for the parent bank holding company and its wholly-owned subsidiary, LC Bank, which are both considered reportable segments. Income taxes are recorded on a separate entity basis whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return.

LendingClub Bank

The LC Bank operating segment represents the national bank legal entity and reflects operating activities after its formation. This segment provides a full complement of financial products and solutions, including loans and deposits. It originates loans to individuals and businesses, retains loans for investment, sells loans to marketplace investors and manages relationships with deposit holders.

LendingClub Corporation (Parent Only)

The LendingClub Corporation (Parent only) operating segment represents the holding company legal entity and predominately reflects the operations of the Company prior to the formation of LC Bank. This activity includes, but is not limited to, servicing fee revenue on purchased servicing assets, and interest income and interest expense related to transactions entered into prior to LC Bank's formation.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Financial information for the segments is presented in the following table:

Year ended	LendingClub Bank			LendingClub Corporation (Parent only)			Total Reportable Segments		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Non-interest income:									
Marketplace revenue	$ 303,930	$ 176,921	$ 206,381	$ 29,613	$ 36,595	$ 41,817	$ 333,543	$ 213,516	$ 248,198
Other non-interest income	52,050	53,643	74,684	7,472	9,038	9,503	59,522	62,681	84,187
Total non-interest income	355,980	230,564	281,065	37,085	45,633	51,320	393,065	276,197	332,385
Interest income:									
Interest income	960,714	902,741	818,206	829	5,217	14,424	961,543	907,958	832,630
Interest expense	(335,871)	(373,219)	(266,218)	—	(698)	(4,574)	(335,871)	(373,917)	(270,792)
Net interest income	624,843	529,522	551,988	829	4,519	9,850	625,672	534,041	561,838
Total net revenue	980,823	760,086	833,053	37,914	50,152	61,170	1,018,737	810,238	894,223
Provision for credit losses	(191,320)	(178,267)	(243,565)	—	—	—	(191,320)	(178,267)	(243,565)
Non-interest expense:									
Compensation and benefits	(235,289)	(225,620)	(255,428)	(6,557)	(6,538)	(6,520)	(241,846)	(232,158)	(261,948)
Marketing	(149,211)	(100,400)	(93,840)	—	(2)	—	(149,211)	(100,402)	(93,840)
Equipment and software	(56,963)	(51,068)	(53,239)	(51)	(126)	(246)	(57,014)	(51,194)	(53,485)
Depreciation and amortization	(58,277)	(50,309)	(30,216)	(4,612)	(8,525)	(16,979)	(62,889)	(58,834)	(47,195)
Professional services	(41,689)	(31,376)	(33,963)	(650)	(669)	(1,210)	(42,339)	(32,045)	(35,173)
Occupancy	(12,068)	(7,582)	(7,980)	(7,766)	(8,216)	(9,552)	(19,834)	(15,798)	(17,532)
Other non-interest expense	(62,854)	(54,963)	(62,360)	(14,484)	(21,511)	(24,508)	(77,338)	(76,474)	(86,868)
Total non-interest expense	(616,351)	(521,318)	(537,026)	(34,120)	(45,587)	(59,015)	(650,471)	(566,905)	(596,041)
Income tax (expense) benefit	(41,502)	(12,824)	(17,881)	233	(912)	2,203	(41,269)	(13,736)	(15,678)
Net income [1]	$ 131,650	$ 47,677	$ 34,581	$ 4,027	$ 3,653	$ 4,358	$ 135,677	$ 51,330	$ 38,939
Capital expenditures	$ 143,566	$ 54,302	$ 59,509	$ —	$ —	$ —	$ 143,566	$ 54,302	$ 59,509

[1] Total net income from reportable segments reflects net income on a consolidated basis.

Year Ended December 31,	2025	2024	2023
Total net revenue – reportable segments	$ 1,018,737	$ 810,238	$ 894,223
Intercompany eliminations	(19,889)	(23,227)	(29,604)
Total net revenue – consolidated	$ 998,848	$ 787,011	$ 864,619

An analysis of our results of operations and material drivers and trends of the financial results of the segments presented above are consistent with those provided on a consolidated basis in "*Results of Operations*."

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: Pre-Provision Net Revenue (PPNR), Tangible Book Value (TBV) Per Common Share, and Return on Tangible Common Equity (ROTCE). Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP.

We believe these non-GAAP financial measures provide management and investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies.

We believe PPNR, is an important measure because it reflects the underlying financial performance of our business operations. PPNR is a non-GAAP financial measure calculated by subtracting the provision for credit losses and income tax benefit/expense from net income.

We believe TBV Per Common Share is an important measure used to evaluate the Company's use of equity. TBV Per Common Share is a non-GAAP financial measure representing tangible common equity for the period (common equity reduced by goodwill and customer relationship intangible assets), divided by the ending number of common shares issued and outstanding.

We believe ROTCE is an important measure because it reflects the Company's ability to generate income from its core assets. ROTCE is a non-GAAP financial measure calculated by dividing net income by the average tangible common equity for the applicable period.

The following tables provide a reconciliation of PPNR to the nearest GAAP measure:

For the year ended December 31,	2025	2024	2023
GAAP Net income	$ 135,677	$ 51,330	$ 38,939
Less: Provision for credit losses	(191,320)	(178,267)	(243,565)
Less: Income tax expense	(41,269)	(13,736)	(15,678)
Pre-provision net revenue	$ 368,266	$ 243,333	$ 298,182

For the year ended December 31,	2025	2024	2023
Non-interest income	$ 373,176	$ 252,970	$ 302,781
Net interest income	625,672	534,041	561,838
Total net revenue	998,848	787,011	864,619
Non-interest expense	(630,582)	(543,678)	(566,437)
Pre-provision net revenue	368,266	243,333	298,182
Provision for credit losses	(191,320)	(178,267)	(243,565)
Income before income tax expense	176,946	65,066	54,617
Income tax expense	(41,269)	(13,736)	(15,678)
GAAP Net income	$ 135,677	$ 51,330	$ 38,939

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

The following table provides a reconciliation of TBV Per Common Share to the nearest GAAP measure:

As of December 31,	2025	2024	2023
GAAP common equity	$ 1,500,428	$ 1,341,731	$ 1,251,822
Less: Goodwill	(75,717)	(75,717)	(75,717)
Less: Customer relationship intangible assets	(5,685)	(8,586)	(12,135)
Tangible common equity	$ 1,419,026	$ 1,257,428	$ 1,163,970
Book value per common share			
GAAP common equity	$ 1,500,428	$ 1,341,731	$ 1,251,822
Common shares issued and outstanding	115,368,987	113,383,917	110,410,602
Book value per common share	$ 13.01	$ 11.83	$ 11.34
Tangible book value per common share			
Tangible common equity	$ 1,419,026	$ 1,257,428	$ 1,163,970
Common shares issued and outstanding	115,368,987	113,383,917	110,410,602
Tangible book value per common share	$ 12.30	$ 11.09	$ 10.54

The following table provides a reconciliation of ROTCE to the nearest GAAP measure:

As of and for the year ended December 31,	2025	2024	2023
Average GAAP common equity	$ 1,407,528	$ 1,291,938	$ 1,204,050
Less: Average goodwill	(75,717)	(75,717)	(75,717)
Less: Average customer relationship intangible assets	(7,099)	(10,324)	(14,198)
Average tangible common equity	$ 1,324,712	$ 1,205,897	$ 1,114,135
Return on average equity			
GAAP net income	$ 135,677	$ 51,330	$ 38,939
Average GAAP common equity	1,407,528	1,291,938	1,204,050
Return on average equity	9.6 %	4.0 %	3.2 %
Return on tangible common equity			
GAAP net income	$ 135,677	$ 51,330	$ 38,939
Average tangible common equity	1,324,712	1,205,897	1,114,135
Return on tangible common equity	10.2 %	4.3 %	3.5 %

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Supervision and Regulatory Environment

We are subject to supervision, regulation, examination, enforcement and other proceedings by multiple federal banking regulatory bodies. Specifically, as a bank holding company, the Company is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Board of Governors of the Federal Reserve System (FRB). Further, as a national bank, LC Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Office of the Comptroller of the Currency (OCC). Additionally, as a depository institution with assets over $10 billion, LC Bank is subject to supervision and enforcement authority relating to federal consumer financial laws and regulations by the Consumer Financial Protection Bureau (CFPB). Accordingly, we have been and continue to invest in regulatory compliance and be subject to certain parameters, obligations and/or limitations set forth by the banking regulations and regulators with respect to the operation of our business.

Further, we are subject to periodic supervision, regulation, examination, enforcement and other proceedings from various other federal and state regulatory and/or law enforcement agencies. Additionally, we are subject to claims, individual and class action lawsuits, and lawsuits alleging regulatory violations. Although historically the Company has generally resolved these matters in a manner that was not materially adverse to its financial results or business operations, no assurance can be given as to the timing, outcome or consequences of any of these matters in the future.

If we are found to not have complied with applicable laws, regulations or requirements, we could: (i) lose one or more of our licenses or authorizations, or be required to obtain a new license or authorization, (ii) become subject to a consent order or administrative enforcement action, (iii) face lawsuits (including class action lawsuits), sanctions, penalties, or other monetary losses due to judgments, orders, or settlements, (iv) be in breach of certain contracts, which may void or cancel such contracts, (v) decide or be compelled to modify or suspend certain of our business practices and/or (vi) be unable to execute on certain Company initiatives, which may have an adverse effect on our ability to operate and/or evolve our lending marketplace and other products and/or services; any of which may harm our business or financial results.

See "*Part I – Item 1. Business – Regulation and Supervision,*" "*Part I – Item 1A. Risk Factors – Risks Related to Regulation, Supervision and Compliance,*" and "*Part I – Item 1A. Risk Factors – Risks Related to Operating Our Business*" of this Annual Report for further discussion regarding our supervision and regulatory environment.

Capital Management

The prudent management of capital is fundamental to the successful achievement of our business initiatives. We actively review capital through a process that continuously assesses and monitors the Company's overall capital adequacy. Our objective is to maintain capital at an amount commensurate with our risk profile and risk tolerance objectives, and to meet both regulatory and market expectations.

The formation of LC Bank as a nationally chartered association and the organization of the Company as a bank holding company subjects us to various capital adequacy guidelines issued by the OCC and the FRB, including the requirement to maintain regulatory capital ratios in accordance with the Basel Committee on Banking Supervision standardized approach for U.S. banking organizations (Basel III). As a Basel III standardized approach institution, we selected the one-time election to opt-out of the requirements to include all the components of accumulated other comprehensive income included in common stockholder's equity. The minimum capital requirements under the Basel III capital framework are: a Common Equity Tier 1 (CET1) risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6.0%, a total risk-based capital ratio of 8.0%, and a Tier 1 leverage ratio of 4.0%. Additionally, a capital conservation buffer of 2.5% must be maintained above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, share repurchases, and certain discretionary bonus payments. In addition to these guidelines, the banking regulators may require a banking organization to maintain capital at levels higher than the minimum ratios prescribed under the Basel III capital framework. See "*Part I – Item 1. Business – Regulation and Supervision – Capital and Liquidity Requirements and Prompt Corrective Action*" and "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19. Regulatory Requirements*" of this Annual Report for additional information regarding regulatory capital requirements.

The following table presents the actual capital amounts and ratios of the Company and LC Bank as well as LC Bank's regulatory capital minimum and "well-capitalized" requirements (dollars in millions):

	December 31, 2025		December 31, 2024		Required Minimum [1]	Well-Capitalized Minimum
	Amount	Ratio	Amount	Ratio		
LendingClub Corporation:						
CET1 capital [2]	$ 1,342.6	17.4 %	$ 1,188.6	17.3 %	7.0 %	N/A
Tier 1 capital	$ 1,342.6	17.4 %	$ 1,188.6	17.3 %	8.5 %	6.0 %
Total capital	$ 1,441.0	18.7 %	$ 1,276.5	18.5 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,342.6	12.0 %	$ 1,188.6	11.0 %	4.0 %	N/A
Risk-weighted assets	$ 7,696.1	N/A	$ 6,887.1	N/A	N/A	N/A
Quarterly adjusted average assets	$ 11,174.0	N/A	$ 10,814.0	N/A	N/A	N/A
LendingClub Bank:						
CET1 capital [2]	$ 1,183.9	15.5 %	$ 1,101.4	16.1 %	7.0 %	6.5 %
Tier 1 capital	$ 1,183.9	15.5 %	$ 1,101.4	16.1 %	8.5 %	8.0 %
Total capital	$ 1,281.8	16.8 %	$ 1,188.5	17.4 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,183.9	10.7 %	$ 1,101.4	10.3 %	4.0 %	5.0 %
Risk-weighted assets	$ 7,652.0	N/A	$ 6,823.1	N/A	N/A	N/A
Quarterly adjusted average assets	$ 11,090.4	N/A	$ 10,696.7	N/A	N/A	N/A

N/A – Not applicable

[1] Required minimums presented for risk-based capital ratios include the required capital conservation buffer of 2.5%.

[2] CET1 capital consists of common stockholders' equity as defined under U.S. GAAP and certain adjustments made in accordance with regulatory capital guidelines, including deductions for goodwill and other intangible assets.

The higher risk-based capital ratios for the Company reflect higher capital at LendingClub Corporation as compared with LC Bank.

Liquidity

We manage liquidity to meet our cash flow and collateral obligations in a timely manner at a reasonable cost. We must maintain operating liquidity to meet our expected daily and forecasted cash flow requirements, as well as contingent liquidity to meet unexpected funding requirements.

As our primary business at LC Bank involves taking deposits and originating loans, a key role of liquidity management is to ensure that customers have timely access to funds from deposits and for loans. Liquidity management also involves maintaining sufficient liquidity to repay borrowings, pay operating expenses and support extraordinary funding requirements when necessary.

(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

LendingClub Bank Liquidity

The following table summarizes LC Bank's primary sources of short-term liquidity as of the periods presented:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 901,246	$ 932,463
Securities available for sale [(1)]	$ 384,846	$ 382,876
Deposits	$ 9,948,426	$ 9,116,821
Available borrowing capacity:		
FRB Discount Window [(2)]	$ 3,294,827	$ 2,635,034
FHLB of Des Moines [(3)]	679,361	626,117
Total available borrowing capacity	$ 3,974,188	$ 3,261,151

(1) Excludes illiquid securities available for sale.

(2) As of December 31, 2025 and 2024, the Company had $4.2 billion and $3.2 billion in loans pledged under the FRB Discount Window, respectively.

(3) As of December 31, 2025, the Company had $486.2 million in loans and $375.7 million in securities pledged to the FHLB of Des Moines. As of December 31, 2024, the Company had $456.4 million in loans and $373.5 million in securities pledged to the FHLB of Des Moines.

The primary uses of LC Bank liquidity include (i) the funding/acquisition of loans and securities purchases, (ii) withdrawals, maturities and the payment of interest on deposits, (iii) compensation and benefits expense, (iv) taxes, (v) capital expenditures, including the purchase of an office building in 2025, as well as the related building improvements, and internally developed software, and (vi) costs associated with the continued development and support of our digital marketplace bank.

Deposits

Deposits represent an important source of funding for LC Bank. We offer deposit accounts to our members, which include both interest-bearing and noninterest-bearing deposits. As of both December 31, 2025 and 2024, the amount of uninsured deposits totaled $1.2 billion, or 12% and 13%, respectively. Uninsured time deposits as of December 31, 2025, by remaining time to maturity, were as follows:

3 months or less	$ 27,444
Over 3 months through 6 months	44,284
Over 6 months through 12 months	42,460
Over 12 months	2,385
Total uninsured time deposits [(1)]	$ 116,573

(1) Consist of certificates of deposit accounts that are in excess of the FDIC insurance limit of $250 thousand per account holder.

Capital Expenditures

Net capital expenditures were $143.6 million, or 14% of total net revenue, and $54.3 million, or 7% of total net revenue, for the years ended December 31, 2025 and 2024, respectively. Our capital expenditures in 2025 included the $74.5 million cash acquisition of the office building and related improvements to the property. Capital expenditures in 2026 are expected to be approximately $95 million, primarily driven by costs associated with the

continued development and support of our digital marketplace bank, as well as additional improvements to the office building acquired in 2025.

LendingClub Holding Company Liquidity

The primary source of liquidity at the holding company is $127.1 million and $66.0 million in cash and cash equivalents as of December 31, 2025 and 2024, respectively. The increase in cash and cash equivalents was primarily driven by a $50 million cash dividend that was paid by LC Bank to the holding company during the first quarter of 2025 to return a capital contribution made by the holding company to LC Bank in the second half of 2024. Additionally, the holding company has the ability to access the capital markets through additional registrations and public equity offerings.

Uses of cash at the holding company include the routine cash flow requirements as a bank holding company, such as interest and expenses (including those associated with our office leases), share repurchases, the needs of LC Bank for additional equity and, as required, its need for debt financing and support for extraordinary funding requirements when necessary.

Factors Impacting Liquidity

Our liquidity could be adversely impacted by deteriorating financial and market conditions, the inability or unwillingness of a creditor to provide funding, an idiosyncratic event (e.g., a major loss, causing a perceived or actual deterioration in our financial condition), an adverse systemic event (e.g., default or bankruptcy of a significant capital markets participant), or others.

We believe, based on our projections, that our cash on hand, liquid AFS securities, deposits, available borrowing capacity, and net cash flows from operating, investing and financing activities are sufficient to meet our liquidity needs for the next twelve months, as well as beyond the next twelve months. See "*Item 8. Financial Statements and Supplementary Data – Consolidated Statements of Cash Flows*" for additional detail regarding our cash flows.

Market Risk

Market risk represents the risk of potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices, and/or other relevant market rates or prices. The primary market risk to which we are exposed is interest rate risk. Interest rate risk arises from financial instruments including loans, securities and borrowings, all entered into for purposes other than trading.

Interest Rate Sensitivity

LendingClub Bank

Our net interest income is affected by changes in the level of interest rates, the impact of interest rate fluctuations on asset prepayments, and the level and composition of deposits and liabilities, among other factors.

HFI loans and AFS securities at LC Bank are funded primarily through our deposit base. The majority of HFI loans and AFS securities are fixed-rate instruments over the term of the loan or security. As a result, the primary component of interest rate risk on our financial instruments arises from the impact of fluctuations in loan, security, and deposit rates on our net interest income. Therefore, we use a sensitivity analysis to assess the impact of hypothetical changes in interest rates on our net interest income results. The outcome of the analysis is influenced by a variety of assumptions, including the maturity profile and prepayment level of our unsecured consumer loans and expected consumer responses to changes in rates paid on non-maturity deposit products. Our assumptions are periodically calibrated to observed data and/or expected outcomes. We actively monitor the level of exposure to

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

movements in interest rates and have entered into interest rate hedging instruments, some of which qualify for hedge accounting treatment, to manage such risk. See "*Item 8. Financial Statements and Supplementary Data – Note 8. Derivative Instruments and Hedging Activities*" for additional information.

The following table presents the change in projected net interest income for the next twelve months due to a hypothetical instantaneous parallel change in interest rates relative to current rates:

	December 31, 2025	December 31, 2024
Instantaneous Change in Interest Rates:		
+ 200 basis points	(7.8)%	(7.1)%
+ 100 basis points	(3.8)%	(3.5)%
- 100 basis points	3.2 %	1.1 %
- 200 basis points	5.9 %	1.6 %

As illustrated in the table above, net interest income is projected to decrease over the next twelve months during hypothetical rising interest rate environments primarily as a result of higher rates paid on interest-bearing deposits, partially offset by higher rates earned on new loans, security purchases, and cash and cash equivalents, offset by the impact of our hedging activity. Conversely, net interest income is projected to increase over the next twelve months during hypothetical declining interest rate environments. The increase in sensitivity as of December 31, 2025 relative to the prior year is primarily due to the composition of our loans, deposits, and hedging instruments, as well as updates to certain key modeling assumptions that affect how changes in interest rates are projected to impact the repricing behavior of assets and liabilities. Furthermore, during fluctuating interest rate environments, the repricing of interest-bearing deposits is more impactful than that of repricing fixed-rate loans.

Although we believe that these measurements provide an estimate of our interest rate sensitivity, they do not account for potential changes in credit quality, balance sheet mix, size of our balance sheet, or other business developments that could affect net income. Actual results could differ materially from the estimated outcomes of our simulations.

Maturities

The following table presents the maturities of loans and leases HFI at amortized cost and at fair value as of December 31, 2025:

	Due in 1 Year or Less	Due After 1 Year Through 5 Years	Due After 5 Years Through 15 Years	December 31, 2025
Unsecured personal	$ 198,767	$ 2,803,770	$ 662,183	$ 3,664,720
Residential mortgages	3,123	10,182	137,768	151,073
Secured consumer	3,331	166,910	90,828	261,069
Total consumer loans held for investment	205,221	2,980,862	890,779	4,076,862
Equipment finance	6,845	32,912	—	39,757
Commercial real estate	34,716	135,261	302,512	472,489
Commercial and industrial	690	16,303	140,025	157,018
Total commercial loans and leases held for investment	42,251	184,476	442,537	669,264
Total loans and leases held for investment	$ 247,472	$ 3,165,338	$ 1,333,316	$ 4,746,126
Loans and leases due after one year at fixed interest rates	N/A	$ 3,092,527	$ 855,109	$ 3,947,636
Loans and leases due after one year at variable interest rates	N/A	$ 72,811	$ 478,207	$ 551,018

N/A – Not applicable

For the contractual maturities and weighted-average yields on the Company's AFS securities portfolio, see "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 4. Securities Available for Sale.*"

<u>LendingClub Holding Company</u>

At the holding company level, we continue to measure interest rate sensitivity by evaluating the change in fair value of certain assets and liabilities due to a hypothetical change in interest rates. Principal payments on our HFI loans continue to reduce the outstanding balance of this portfolio, and, as a result, the fair value impact from changes in interest rates continues to diminish.

Contingencies

For a comprehensive discussion of contingencies as of December 31, 2025, see "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 18. Commitments and Contingencies.*"

Critical Accounting Estimates

Our significant accounting policies are described in "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies.*" We consider certain of these policies to be critical accounting policies as they require significant management judgments, assumptions and estimates which we believe are critical in understanding and evaluating our reported financial results. These judgments, estimates and assumptions are inherently subjective and actual results may materially differ from these estimates and assumptions.

Allowance for Loan and Lease Losses

Under the CECL methodology, we reserve for expected credit losses on our loan and lease portfolio when they are initially recorded as HFI at amortized cost through the ALLL by using a DCF approach to calculate the NPV of expected cash flows. Loans accounted for under the fair value option do not have an ALLL. Changes in the credit risk profile of our loans and leases result in changes in "Provision for credit losses" on the Income Statement with a resulting change, net of charge-offs and recoveries, in the ACL balance. The majority of our ALLL relates to unsecured personal loans.

The ALLL represents our estimate of expected lifetime credit losses over the contractual life of the loan portfolio. Our determination of the ALLL is based on regular and periodic evaluation of the loan portfolio considering a number of relevant underlying factors, including key assumptions and evaluation of quantitative and qualitative information from internal and external sources. Estimates of expected future loan losses are determined by using statistical models and management's judgment. The models are designed to forecast probability and timing of default, loss rate exposure at default, recovery expectations, and timing and amount of estimated prepayments. Our statistical models, applied at the portfolio level to pools of loans with similar risk characteristics, produce expected cash flows, which are then discounted at the effective interest rate to derive the NPV. The difference between the NPV and the amortized cost determines the ALLL. The effective interest rate is calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and marketing costs, to provide a constant rate of return over the contractual loan term. Under the DCF approach, the provision for credit losses includes credit loss expense in subsequent periods relating to the discounting effect due to the passage of time after the initial recognition of ALLL on originated loans and leases HFI at amortized cost.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Our qualitative allowance is primarily based on macroeconomic unemployment forecast information provided by an external third-party economist, incorporating management's judgment, and is included in the estimation of expected future expected credit losses. In addition, the qualitative allowance includes adjustments in circumstances where the statistical model output is inconsistent with management's expectations relating to economic conditions and expected credit losses. Management may make adjustments as the assumptions in the underlying analyses change to reflect an estimate of expected lifetime loan losses and prepayments at the reporting date, based on the best information available at that time.

Loans Held for Sale at Fair Value

Loans initially classified as HFS are reported at their fair value with our election of the fair value option and are classified as Level 3 instruments. We use a DCF approach to calculate the NPV of expected cash flows. This model uses significant unobservable inputs that inherently require judgment and reflect our best estimates of the assumptions a market participant would use to calculate fair value. Those significant unobservable inputs used in the fair value measurement of HFS loans include:

- *Discount Rate* – The weighted-average rate at which the expected cash flows are discounted to arrive at the net present value of the loan. The discount rate is primarily determined based on marketplace investor return expectations.

- *Annualized net credit loss rate* – The annualized rate of lifetime charge-offs, net of recoveries, expressed as a percentage of the average lifetime principal balance of loan pools with similar characteristics.

- *Annualized prepayment rate* – The annualized rate of lifetime prepayments expressed as a percentage of the average principal balance of loan pools with similar characteristics.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For a comprehensive discussion regarding quantitative and qualitative disclosures about market risk, see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk.*"

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements of LendingClub Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of LendingClub Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LendingClub Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

1) Allowance for loan and lease losses – Consumer Loans – Refer to "*Note 5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses*" to the consolidated financial statements

Critical Audit Matter Description

The allowance for loan and lease losses (ALLL) on consumer loans represents the Company's estimate of expected lifetime credit losses over the contractual life of the loan portfolio. The majority of the ALLL relates to the unsecured personal loans class of financing receivables within the consumer portfolio segment. The determination of the ALLL is based on the Company's periodic evaluation of performance of the consumer portfolio segment considering a number of underlying factors, including key assumptions and quantitative and qualitative information. The estimate of expected future loan losses is determined using statistical models and management's judgment.

The quantitative component of the ALLL is primarily based on statistical models using a discounted cash flow approach and known and estimated data based on current probability and timing of defaults, loss rate and recovery exposure at default, timing and amount of estimated prepayments, and relevant risk characteristics to estimate the shortfall in contractual cash flows for each loan pool over the remaining life of the loans.

Qualitative adjustments to the modeled estimate of expected credit losses are also considered to address certain identified elements that are not directly captured by the statistical models. The qualitative allowance is primarily based on a macroeconomic unemployment forecast provided by an external third-party economist, and also incorporates management's judgment. In addition, the qualitative allowance includes adjustments in circumstances where the statistical model output is inconsistent with management's expectations related to economic conditions and expected credit losses.

Given the size of the unsecured personal loan portfolio and the subjective nature of estimating the ALLL, including management's expectations related to macroeconomic conditions and expected losses, auditing the ALLL involved a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the models and assumptions used by management to estimate the allowance for loan losses relating to the unsecured personal loan portfolio, included the following, among others:

- We tested the effectiveness of the controls, including those related to the models, key data inputs and management assumptions.
- With the assistance of our credit specialists, we evaluated:
  - The appropriateness of the methodology and models.
  - The reasonableness of management's significant assumptions utilized in the models including the estimated loss rates, estimated prepayment rates, and estimated recovery rates.
  - The reasonableness of any qualitative adjustments (or lack thereof) to the modeled expected cash flow output.
- We tested the accuracy of the key data inputs, including historical loan data consumed by the models used to calculate the expected credit losses.

2) Fair Value Measurements – Loans held for sale at fair value – Refer to "*Note 7. Fair Value Measurements*" to the consolidated financial statements

Critical Audit Matter Description

Loans classified as held for sale (HFS) are reported at their fair value with the Company's election of the fair value option and are classified as Level 3 instruments. The Company uses a discounted cash flow model to estimate the fair value of loans classified as HFS based on the present value of estimated future cash flows. The significant unobservable inputs used in the fair value measurement include discount rate, annualized net credit loss rate and annualized prepayment rate.

Given the subjective nature of estimating the fair value measurement, including certain unobservable inputs management used to estimate fair value, auditing the fair value measurement of certain loans classified as HFS involved a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of certain loans classified as HFS included the following, among others:

- ◦ We tested the effectiveness of the controls over management's valuation of certain loans classified as HFS, including those related to the unobservable inputs.
- ◦ With the assistance of our fair value specialists, we developed a range of independent fair value estimates of certain loans classified as HFS, including the unobservable inputs, and compared our estimates to the Company's estimates.
- ◦ We tested the accuracy of the key data inputs, including historical loan data used to develop our range of independent fair value estimates.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 12, 2026

We have served as the Company's auditor since 2013.

LENDINGCLUB CORPORATION
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Amounts)

December 31,		2025		2024
Assets				
Cash and due from banks	$	11,749	$	15,524
Interest-bearing deposits in banks		905,905		938,534
Total cash and cash equivalents		917,654		954,058
Restricted cash		12,783		23,338
Securities available for sale at fair value ($3,733,780 and $3,492,264 at amortized cost, respectively)		3,706,709		3,452,648
Loans held for sale at fair value		1,762,396		636,352
Loans and leases held for investment		4,272,812		4,125,818
Allowance for loan and lease losses		(275,743)		(236,734)
Loans and leases held for investment, net		3,997,069		3,889,084
Loans held for investment at fair value		473,314		1,027,798
Property, equipment and software, net		254,088		167,532
Goodwill		75,717		75,717
Other assets		368,086		403,982
Total assets	$	11,567,816	$	10,630,509
Liabilities and Equity				
Deposits:				
Interest-bearing	$	9,459,483	$	8,676,119
Noninterest-bearing		374,387		392,118
Total deposits		9,833,870		9,068,237
Other liabilities		233,518		220,541
Total liabilities		10,067,388		9,288,778
Equity				
Common stock, $0.01 par value; 180,000,000 shares authorized; 115,368,987 and 113,383,917 shares issued and outstanding, respectively		1,154		1,134
Additional paid-in capital		1,719,233		1,702,316
Accumulated deficit		(201,799)		(337,476)
Accumulated other comprehensive loss		(18,160)		(24,243)
Total equity		1,500,428		1,341,731
Total liabilities and equity	$	11,567,816	$	10,630,509

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Income
(In Thousands, Except Share and Per Share Amounts)

Year Ended December 31,	2025	2024	2023
Non-interest income:			
Marketplace revenue	$ 355,944	$ 242,791	$ 291,484
Other non-interest income	17,232	10,179	11,297
Total non-interest income	373,176	252,970	302,781
Interest income:			
Interest on loans held for sale	142,937	92,442	35,655
Interest and fees on loans and leases held for investment	490,071	494,214	616,735
Interest on loans held for investment at fair value	72,782	77,034	74,088
Interest on securities available for sale	223,820	187,961	40,235
Other interest income	31,933	56,307	65,917
Total interest income	961,543	907,958	832,630
Interest expense:			
Interest on deposits	335,724	369,219	265,556
Other interest expense	147	4,698	5,236
Total interest expense	335,871	373,917	270,792
Net interest income	625,672	534,041	561,838
Total net revenue	998,848	787,011	864,619
Provision for credit losses	191,320	178,267	243,565
Non-interest expense:			
Compensation and benefits	241,846	232,158	261,948
Marketing	149,211	100,402	93,840
Equipment and software	57,014	51,194	53,485
Depreciation and amortization	62,889	58,834	47,195
Professional services	42,339	32,045	35,173
Occupancy	19,834	15,798	17,532
Other non-interest expense	57,449	53,247	57,264
Total non-interest expense	630,582	543,678	566,437
Income before income tax expense	176,946	65,066	54,617
Income tax expense	(41,269)	(13,736)	(15,678)
Net income	$ 135,677	$ 51,330	$ 38,939
Earnings per share:			
Basic EPS	$ 1.18	$ 0.46	$ 0.36
Diluted EPS	$ 1.16	$ 0.45	$ 0.36
Weighted-average common shares – Basic	114,605,220	111,731,523	108,466,179
Weighted-average common shares – Diluted	117,233,815	113,122,859	108,468,857

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Comprehensive Income
(In Thousands)

Year Ended December 31,		2025		2024		2023
Net income	$	135,677	$	51,330	$	38,939
Other comprehensive income:						
Net unrealized gain on securities available for sale		10,187		9,836		10,238
Income tax effect		(4,104)		(3,775)		(2,926)
Other comprehensive income, net of tax		6,083		6,061		7,312
Total comprehensive income	$	141,760	$	57,391	$	46,251

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Changes in Equity
(In Thousands, Except Share Data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
	Shares	Amount				
Balance at December 31, 2022	**106,546,995**	**$ 1,065**	**$ 1,628,590**	**$ (37,616)**	**$ (427,745)**	**$ 1,164,294**
Stock-based compensation	—	—	61,619	—	—	61,619
Net issuances under equity incentive plans	3,863,607	39	(20,381)	—	—	(20,342)
Net unrealized gain on securities available for sale, net of tax	—	—	—	7,312	—	7,312
Net income	—	—	—	—	38,939	38,939
Balance at December 31, 2023	**110,410,602**	**$ 1,104**	**$ 1,669,828**	**$ (30,304)**	**$ (388,806)**	**$ 1,251,822**
Stock-based compensation	—	—	47,117	—	—	47,117
Net issuances under equity incentive plans	2,973,315	30	(14,629)	—	—	(14,599)
Net unrealized gain on securities available for sale, net of tax	—	—	—	6,061	—	6,061
Net income	—	—	—	—	51,330	51,330
Balance at December 31, 2024	**113,383,917**	**$ 1,134**	**$ 1,702,316**	**$ (24,243)**	**$ (337,476)**	**$ 1,341,731**
Stock-based compensation	—	—	39,079	—	—	39,079
Net issuances under equity incentive plans	2,374,694	24	(15,034)	—	—	(15,010)
Share repurchases	(389,624)	(4)	(7,128)	—	—	(7,132)
Net unrealized gain on securities available for sale, net of tax	—	—	—	6,083	—	6,083
Net income	—	—	—	—	135,677	135,677
Balance at December 31, 2025	**115,368,987**	**$ 1,154**	**$ 1,719,233**	**$ (18,160)**	**$ (201,799)**	**$ 1,500,428**

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Cash Flows
(In Thousands)

Year Ended December 31,		2025		2024		2023
Cash flows from operating activities:						
Net income	$	135,677	$	51,330	$	38,939
Adjustments to reconcile net income to net cash used for operating activities:						
Net fair value adjustments		134,946		154,659		134,114
Change in fair value of loan servicing assets		59,457		75,359		62,581
Gain on sales of loans		(59,087)		(49,097)		(47,839)
Provision for credit losses		191,320		178,267		243,565
Accretion of deferred origination fees and marketing costs		(62,361)		(68,535)		(90,723)
Stock-based compensation, net		34,286		40,069		52,389
Depreciation and amortization		62,889		58,834		47,195
Other, net		9,995		10,754		(8,932)
Net change to loans held for sale		(3,267,348)		(3,101,778)		(1,535,037)
Net change in operating assets and liabilities:						
Other assets		33,593		22,422		54,894
Other liabilities		(307)		(6,458)		(87,746)
Net cash used for operating activities		(2,726,940)		(2,634,174)		(1,136,600)
Cash flows from investing activities:						
Net change in loans and leases		320,535		(223,857)		544,821
Purchases of securities available for sale		(30,452)		(49,786)		(61,648)
Proceeds from sales, maturities and paydowns of securities available for sale		1,786,765		938,409		97,709
Purchases of property, equipment and software, net		(140,341)		(54,302)		(59,509)
Other investing activities		(4,348)		(2,651)		(4,676)
Net cash provided by investing activities		1,932,159		607,813		516,697
Cash flows from financing activities:						
Net change in deposits		769,915		1,742,479		921,393
Principal payments on borrowings		—		(19,202)		(111,993)
Other financing activities		(22,093)		(13,668)		(19,833)
Net cash provided by financing activities		747,822		1,709,609		789,567
Net (decrease) increase in cash, cash equivalents and restricted cash		(46,959)		(316,752)		169,664
Cash, cash equivalents and restricted cash, beginning of period		977,396		1,294,148		1,124,484
Cash, cash equivalents and restricted cash, end of period	$	930,437	$	977,396	$	1,294,148
Supplemental cash flow information:						
Cash paid for interest	$	341,390	$	378,276	$	258,626
Cash paid for income taxes	$	3,377	$	275	$	6,631
Cash paid for operating leases included in the measurement of lease liabilities	$	13,688	$	12,869	$	12,797
Supplemental non-cash investing activity:						
Net securities retained from Structured Program transactions	$	1,993,586	$	2,711,693	$	1,299,313
Supplemental non-cash financing activity:						
Derecognition of payable to securitization note and residual certificate holders held in consolidated VIE	$	—	$	880	$	—

LENDINGCLUB CORPORATION
Consolidated Statements of Cash Flows (Continued)
(In Thousands)

The following presents cash, cash equivalents and restricted cash by category within the Balance Sheet:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 917,654	$ 954,058
Restricted cash	12,783	23,338
Total cash, cash equivalents and restricted cash	$ 930,437	$ 977,396

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

LendingClub Corporation (LendingClub) was founded in 2006 and operates a leading nationally chartered digital marketplace bank that leverages data and technology to increase access to credit, reduce borrowing costs, and improve returns on savings for its members. LendingClub is registered as a bank holding company and operates the vast majority of its business through its wholly-owned subsidiary, LendingClub Bank, National Association (LC Bank).

All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and, in the opinion of management, contain all adjustments, including normal recurring adjustments, necessary for the fair statement of the results and financial position for the periods presented. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. These estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents have original maturities of three months or less and include cash on hand, cash items in transit, and amounts due from or held with other depository institutions, primarily with the Board of Governors of the Federal Reserve System (FRB).

Restricted Cash

Restricted cash consists of cash items held with other depository institutions in which the ability to withdraw funds is restricted by contractual provisions. Such amounts primarily include cash collected from borrowers on loans and not yet distributed to investors.

Securities

Debt securities purchased and asset-backed securities retained from the sale of loans are classified as available for sale (AFS) securities. AFS securities represent investment securities with readily determinable fair values that the Company: (i) does not hold for trading purposes and (ii) does not have the positive intent and ability to hold to maturity. AFS securities are measured at fair value, with unrealized gains and losses reported in "Accumulated other comprehensive income (loss)" within the equity section of the Balance Sheet, net of any applicable income taxes.

Management evaluates whether debt AFS securities with unrealized losses are impaired on a quarterly basis. For any security that has declined in fair value below its amortized cost basis, the Company recognizes an impairment loss in current period earnings if management has the intent to sell the security or if it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. The assessment of impairment also considers whether the decline in fair value below the security's amortized cost basis is attributable to credit-related factors. If credit-related factors exist, credit-related impairment has occurred regardless of the Company's intent to hold the security until it recovers. The credit-related portion of impairment is recognized as provision for credit loss expense in earnings with a corresponding valuation allowance for AFS securities on the Balance Sheet, to the extent the allowance does not reduce the value of the security below its fair value.

Equity securities that do not have readily determinable fair values are generally recorded at cost adjusted for impairment, if any. These securities include FRB stock and Federal Home Loan Bank (FHLB) stock and are reported as "Nonmarketable equity investments" in "Other assets" on the Balance Sheet.

Loans and Leases

The Company initially classifies loans and leases as either held for sale (HFS) or held for investment (HFI) based on management's assessment of its intent and ability to hold the loans and leases for the foreseeable future or until maturity. Management's intent and ability with respect to certain loans and leases may change from time to time and, therefore, loans and leases that are initially designated as HFS or HFI may be reclassified. In order to reclassify loans to HFS, management must have the intent to sell the loans and the ability to reasonably identify the specific loans to be sold.

Loans Held for Sale at Fair Value

Loans initially classified as HFS are reported at their fair value with the Company's election of the fair value option. Origination fees and marketing costs for HFS loans are recognized in earnings at the time of loan origination and are not deferred. Revenue from HFS loans at fair value also includes gain on sales of loans (recognition of servicing asset), servicing fees received over the life of the sold loan, and net fair value adjustments, all of which are presented within "Marketplace revenue" on the Income Statement. The Company also earns interest income on HFS loans from the time of origination until the loans have been sold. As loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in "Net fair value adjustments" within "Marketplace revenue," whereas the associated interest income, based on the loans' contractual interest rate, is recorded within "Interest on loans held for sale."

Loans and Leases Held for Investment at Amortized Cost

HFI loans accounted for at amortized cost are measured at historical cost and reported at their outstanding principal balances net of any charge-offs, unamortized deferred origination fees and marketing costs. Revenue from HFI loans at amortized cost consists of interest income, which includes the stated interest rate on the loans and the amortization of origination fees and marketing costs that are deferred at origination.

Leases are recorded at the discounted amounts of lease payments receivable plus the estimated residual value of the leased asset, net of unearned income and unamortized deferred origination fees and marketing costs. Lease payments receivable reflect contractual lease payments adjusted for renewal or termination options that the Company believes the customer is reasonably certain to exercise.

In certain circumstances, the Company may reclassify loans and/or leases from HFI to HFS, at which time these are valued at the lower of amortized cost or fair value.

Loans Held for Investment at Fair Value

As of the periods presented in this Annual Report, HFI loans at fair value consisted of certain non-routine loan portfolio purchases accounted under the fair value option on a transaction-specific basis, due to the short remaining duration of the acquired portfolios. Revenue from these loan portfolio purchases includes interest income and net fair value adjustments which are recorded in current period earnings.

Election of Fair Value Option

Effective January 1, 2026, the Company elected the fair value option to account for HFI loans that were originated on or after that date. Prior to this election, loans that were originated as HFI were, and the Company expects will continue to be, accounted for at amortized cost, which required the initial recognition of an allowance for lifetime expected credit losses under the CECL methodology, recognized within "Provision for credit losses" on the Income Statement. The Company believes that applying the fair value option, rather than the CECL methodology, to HFI loans more accurately reflects the in-period economic performance of the loans by better aligning the value of the loan to its then fair value. Under the fair value option, origination fee revenue and marketing costs are recognized at the time of loan origination within "Origination fees" and "Marketing expense," respectively, on the Income Statement, rather than being deferred. Changes in the fair value of loans are recognized in current period earnings within "Net fair value adjustments" on the Income Statement. Further, by applying the fair value option to HFI loans, the Company is applying the same accounting methodology to all loans it originates after January 1, 2026, as both HFI and HFS loans will be measured at fair value.

Accrued Interest Income and Non-Accrual Policy

Interest income is accrued as earned. The accrual of interest income is discontinued, and the loan or lease is placed on nonaccrual status at 90 days past due or when reasonable doubt exists as to timely collection. Past due status is based on the contractual terms of the loan or lease. When a loan or lease is placed on nonaccrual status, all income previously accrued but not collected is reversed against the current period's interest income. The Company has a nonaccrual policy which results in the timely reversal of past-due accrued interest and, therefore, does not record an allowance for credit losses (ACL) on accrued interest receivable. The Company records an ACL on accrued interest receivable for past due unsecured personal loans that are less than 90 days past due. Interest collections on nonaccrual loans and leases for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received. Nonaccrual loans and leases are returned to accrual status when there no longer exists concern over collectability, the borrower has demonstrated, over time, both the intent and ability to repay and the loan or lease has been brought current and future payments are reasonably assured.

Allowance for Credit Losses

The ACL represents management's estimate of expected credit losses. The ACL primarily consists of the allowance for loan and lease losses (ALLL), as well as the allowance for AFS securities and unfunded lending commitments. The ACL is measured based on a lifetime expected loss model, which does not require a loss event to occur before a credit loss is recognized. Under the lifetime expected credit loss model, the Company estimates the allowance based on relevant available information related to past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The ACL is estimated using a discounted cash flow (DCF) approach where effective interest rates are used to calculate the net present value of expected cash flows. The effective interest rate is calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and marketing costs, to provide a constant rate of return over the contractual loan term. The Company evaluates its estimate of expected credit losses each reporting period and records any additions or reductions to the ACL on the Income Statement as "Provision for credit losses."

Amounts determined to be uncollectible are charged-off to the allowance. Estimates of expected credit losses include expected recoveries of amounts previously charged-off and amounts expected to be charged-off. If amounts previously charged off are subsequently expected to be collected, the Company may recognize a negative allowance, which is limited to the amount that was previously charged off.

Under applicable accounting guidance, for reporting purposes, the loan and lease portfolio is categorized by portfolio segment. A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine the ACL. The Company's two portfolio segments are consumer and commercial. The Company further disaggregates its portfolio segments into various classes of financing receivables based on their underlying risk characteristics. The classes within the consumer portfolio segment are unsecured consumer, secured consumer and residential mortgages. The classes within the commercial portfolio segment are commercial and industrial, commercial real estate, and equipment finance.

The ACL is measured on a collective basis when loans share similar risk characteristics. Relevant risk characteristics for the consumer portfolio include product type, risk rating, loan term, and monthly vintage. Relevant risk characteristics for the commercial portfolio include product type and risk rating. Loans measured on a collective basis generally have an ACL comprised of a quantitative, or modeled, component that is supplemented by a framework of qualitative factors, as discussed below.

The Company will continue to monitor its loan pools on an ongoing basis and adjust accordingly as the risk characteristics of the financial assets may change over time. If a given financial asset does not share similar risk characteristics with other financial assets, the Company shall measure expected credit losses on an individual, rather than on a collective basis. Loans evaluated on an individual basis generally have an ACL that is measured in reference to any collateral securing the loan and/or expected cash flows which are specific to the borrower.

Allowance Calculation Methodology

The Company generally estimates expected credit losses over the contractual term of its loans and certain securities. The contractual term is adjusted for estimated prepayments when appropriate. The quantitative, or modeled, component of the ACL is primarily based on statistical models that use known or estimated data as of the balance sheet date and forecasted data over the reasonable and supportable period. Known and estimated data include current probability and timing of default, loss rate and recovery exposure at default, timing and amount of estimated prepayments, timing and amount of expected draws (for unfunded lending commitments), and relevant risk characteristics. Certain of the Company's commercial portfolios have limited internal historical loss data and use external credit loss information, including historical charge-off and balance data for peer banking institutions.

The Company obtains historical and forecast macroeconomic information to inform its view of the long-term condition of the economy. Forward-looking macroeconomic factors considered in the Company's consumer model include unemployment rate, unemployment insurance claims, gross domestic product (GDP), housing prices, and retail sales. Forward-looking macroeconomic factors are incorporated into the Company's commercial model for a two-year reasonable and supportable economic forecast period followed by a one-year reversion period during which expected credit losses are expected to revert back on a straight-line basis to historical losses unadjusted for economic conditions. The reasonable and supportable economic forecast period and reversion methodology are accounting estimates which may change in future periods as a result of changes to the current macroeconomic environment.

The quantitative, or modeled, portion of ACL is estimated using a DCF approach. The Company's statistical models, applied at the portfolio level to pools of loans with similar risk characteristics, produce expected cash flows, which are then discounted at the effective interest rate to derive net present value. The effective interest rate is calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and marketing costs, to provide a constant rate of return over the contractual loan term. This net present value is then compared to the amortized cost basis to derive the initial expected credit losses. Under the DCF approach, the provision for credit losses includes credit loss expense in subsequent periods relating to the discounting effect due to the passage of time after the initial recognition of ACL.

The Company also considers the need for qualitative adjustments to the modeled estimate of expected credit losses. For this purpose, the Company established a qualitative factor framework to periodically assess qualitative adjustments to address certain identified elements that are not directly captured by the statistically modeled expected credit loss. The Company also obtains forecast macroeconomic information to inform its view of the long-term condition of the economy. These factors may include the impact of the non-modeled macroeconomic outlook, forecast unemployment rate and insurance claims, risk rating downgrades, changes in credit policies, problem loan trends, identification of new risks not incorporated into the modeling framework, credit concentrations, changes in underwriting and other external factors.

Zero Credit Loss Expectation Exception

The Company has a zero loss expectation when the loans and AFS securities, or portions thereof, are issued or guaranteed by certain U.S. government entities or agencies, as those entities or agencies have a long history of no defaults and the highest credit ratings issued by rating agencies. Loans held for investment and AFS securities which meet this criterion do not have an ACL.

Reserve for Unfunded Lending Commitments

The ACL includes an estimate for expected credit losses on off-balance sheet commitments to extend credit and unused lines of credit. The Company estimates these expected credit losses for the unfunded portion of the commitments that are not unconditionally cancellable depending on the likelihood that funding will occur. The reserve for unfunded lending commitments is reported in "Other liabilities" on the Balance Sheet.

Individually Assessed Loans

Loans that do not share similar risk characteristics with other financial assets, including collateral-dependent loans, are individually assessed for purposes of measuring expected credit losses using the DCF approach.

For loans that are determined to be collateral dependent, the ACL is determined based on the fair value of the collateral. Loans are considered collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be substantially satisfied through sale or operation of the collateral. For such loans, the ACL is calculated as the difference between the amortized cost basis and the fair value of the underlying collateral less costs to sell, if applicable.

Charge-Offs

Charge-offs are recorded when the Company determines that a loan balance is uncollectible or a loss-confirming event has occurred. Loss confirming events usually involve the receipt of specific adverse information about the borrower and may include borrower delinquency status, bankruptcy, foreclosure, or receipt of an asset valuation indicating a shortfall between the value of the collateral and the book value of the loan when that collateral asset is the sole source of repayment. A full or partial charge-off reduces the amortized cost basis of the loan and the related ACL. Unsecured personal loans are generally charged-off when a borrower is contractually 120 days past due. Exceptions include accounts in bankruptcy or accounts of deceased borrowers which are then generally charged-off within 60 or 30 days from receipt of notification, respectively.

Servicing Assets

Servicing assets are capitalized as separate assets when loans are sold and servicing is retained. The Company records servicing assets at their estimated fair values. Servicing asset fair value is based on the excess of the contractual servicing fee over an estimated market servicing rate. When servicing assets are recognized from the sale of loans originated by the Company, the fair value of the servicing asset is included as a component of the gain or loss on the loan sale and reported within "Marketplace revenue" on the Income Statement. Subsequent changes in fair value are reported within "Servicing fees" in "Marketplace revenue" during the period in which the changes occur. Servicing assets are reported in "Other assets" on the Balance Sheet.

Fair Value Measurements

Fair value is defined as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Certain of the Company's assets and liabilities are recorded at fair value and measured on either a recurring or nonrecurring basis. Assets and liabilities that are recorded at fair value on a recurring basis require a fair value measurement at each reporting period.

The fair value hierarchy includes a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs.

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 — Unobservable inputs.

Unobservable inputs require greater judgment in measuring fair value. In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon the Company's own estimates, and the measurements reflect information and assumptions that management believes a market participant would use in pricing the asset or liability.

Derivative Instruments and Hedging Activities

The Company reports the fair value of its derivative instruments on a gross basis, as either "Other assets" or "Other liabilities" on the Balance Sheet. Changes in fair value of the derivative instruments are recognized in "Net fair value adjustments" within "Marketplace revenue" on the Income Statement.

For derivative instruments that qualify as accounting hedges, the Company designates the hedging instrument based on the exposure being hedged. The Company's existing hedging instruments are designated as fair value hedges under the portfolio layer method, whereby changes in the fair value of the hedging instrument are substantially offset by changes in the fair value of the hedged item, which are recognized within interest income on the Income Statement. Interest payments made and/or received related to these derivative instruments are presented within the "Operating activities" section on the Statements of Cash Flows.

To qualify for hedge accounting, the derivatives and related hedged items must be designated as a hedge at inception of the hedge relationship. In addition, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. For accounting hedge relationships, the Company formally assesses, both at the inception of the hedge and on an ongoing basis, if the derivatives are highly effective in offsetting designated changes in the fair value of the hedged item. The Company assesses effectiveness using a statistical regression analysis. Effectiveness may be assessed qualitatively where the critical terms of the derivative and hedged item match.

Property, Equipment and Software, Net

Property, equipment and software are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation and amortization. The office building acquired in April 2025 is depreciated over its estimated useful life of 39 years, and the related building improvements are depreciated over their respective estimated useful lives. Tenant and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Estimated useful lives range from three years to seven years for furniture and fixtures, computer equipment, and software.

Internally-developed software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and the software will be used as intended. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts, and costs incurred for upgrades and enhancements to add functionality of the software. Other costs are expensed as incurred.

The Company evaluates impairments of its property, equipment and software whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the asset is not recoverable, measurement of an impairment loss is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.

Lessor Accounting – Operating Leases

The Company leases space in its office building to third-party tenants under operating lease agreements. The Company earns rental income from such leases which is recorded within "Other non-interest income" on the Income Statement. Rental income is comprised of (i) a lease component, which includes fixed lease payments, recognized on a straight-line basis over the non-cancelable lease term, and (ii) a nonlease component, which includes variable lease payments, such as operating expense reimbursements, recognized in the period incurred. The Company has elected the lessor practical expedient under Accounting Standards Codification (ASC) 842, *Leases,* to account for the lease component and nonlease component associated with each lease as a single component.

Goodwill and Other Intangible Assets

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net assets acquired. Goodwill is assigned to the Company's reporting units at the acquisition date according to the expected economic benefits that the acquired business will provide to the reporting unit. A reporting unit is a business operating segment or a component of a business operating segment. The Company identifies its reporting units based on how the operating segments and reporting units are managed. Accordingly, the Company allocated goodwill to the LC Bank operating segment.

Goodwill is tested for impairment annually or more frequently in certain circumstances. The Company's annual impairment testing is performed in the fourth quarter of each calendar year. Impairment exists when the carrying value of goodwill exceeds its estimated fair value. Adverse changes in impairment indicators such as lower than forecast financial performance, increased competition, increased regulatory oversight, or unplanned changes in operations could result in impairment.

The Company can elect to either qualitatively assess goodwill for impairment, or bypass the qualitative test and proceed directly to a quantitative test. If the Company performs a qualitative assessment of goodwill to test for impairment and concludes it is more likely than not that the estimated fair value of a reporting unit is greater than its carrying value, a quantitative test is not required. However, if the Company determines it is more likely than not that a reporting unit's fair value is less than its carrying amount, a quantitative assessment is performed to determine if goodwill impairment exists. Under the quantitative impairment assessment, the fair values of the Company's reporting units are determined using a combination of income and market-based approaches.

Other intangible assets with determinable lives are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships.

Such assets are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Other intangible assets are reviewed for impairment quarterly and when events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company does not have indefinite-lived intangible assets other than goodwill. Intangible assets are reported in "Other assets" on the Balance Sheet.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities in "Other liabilities" on the Balance Sheet. Associated legal expense is recorded in "Other non-interest expense" on the Income Statement. Such liabilities and associated expenses are recorded when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company will also disclose a range of exposure to incremental loss when such amounts can be estimated and are reasonably possible to occur in future periods. In estimating the Company's exposure to loss contingencies, if an amount within the estimated range of loss is the best estimate, that amount will be accrued. However, if there is no amount within the estimated range of loss that is the best estimate, the Company will accrue the minimum amount within the range, and disclose the amount up to the high end of the range as an exposure to incremental loss, if such amount is considered reasonably possible. Such estimates are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability and records an adjustment to its estimate in the period in which the adjustment is probable and an amount or range can be reasonably estimated. The determination of an expected contingent liability and associated litigation expense requires the Company to make assumptions related to the outcome of these matters. Due to the inherent uncertainties of loss contingencies, the Company's estimates may be different than the actual outcomes. Legal fees, including legal fees associated with loss contingencies, are recognized as incurred and included in "Professional services" expense on the Income Statement.

Stock-based Compensation

Stock-based compensation includes expense primarily associated with restricted stock units (RSUs) and performance-based restricted stock units (PBRSUs). Stock-based compensation expense is based on the grant date fair value of the award. The cost is generally recognized over the vesting period on a straight-line basis. Forfeitures are recognized as incurred.

Share Repurchases

Shares repurchased in the open market are retired upon repurchase. Accordingly, the Company reduces common stock by the par value of the retired shares, with the excess of the repurchase price over par value recorded as a reduction to additional paid-in capital.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. If the Company determines that it is able to realize its deferred tax assets in the future in excess of the net recorded amount, the Company decreases the deferred tax asset valuation allowance, which reduces the provision for income taxes.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in "Income tax (expense) benefit" on the Income Statement.

Earnings Per Share

Basic earnings per share (EPS) attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period, adjusted for the effects of dilutive issuances of shares of common stock, which predominantly include incremental shares issued for outstanding RSUs and PBRSUs. PBRSUs are included in dilutive shares to the extent the pre-established performance targets have been or are estimated to be satisfied as of the reporting date. The dilutive potential common shares are computed using the treasury stock method. The effects of the common shares outstanding are excluded from the computation of diluted EPS in periods in which the effect would be antidilutive.

Consolidation of Variable Interest Entities

A variable interest entity (VIE) is a legal entity that has either a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company's variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity's net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis.

Transfers of Financial Assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the transferred assets. Control is generally considered to have been surrendered when the transferred assets have been legally isolated from the Company, the transferee has the right to pledge or exchange the assets without any significant constraints, and the Company has not entered into a repurchase agreement, does not hold unconditional call options and has not written put options on the transferred assets. In assessing whether control has been surrendered, the Company considers whether the transferee would be a consolidated affiliate and the impact of all arrangements or agreements made contemporaneously with, or in contemplation of the transfer, even if they were not entered into at the time of transfer. The Company measures gain or loss on sale of financial assets as the net proceeds received on the sale less the carrying amount of the loans sold. The net proceeds of the sale represent the fair value of any assets obtained or liabilities incurred as part of the transaction, including, but not limited to servicing assets, retained securities, and recourse obligations.

Transfers of financial assets that do not qualify for sale accounting would be reported as secured borrowings. Accordingly, the related assets would remain on the Company's Balance Sheet and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with related interest expense recognized over the life of the related assets.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Adoption of New Accounting Standards

The Company adopted the following new accounting standards during the year ended December 31, 2025:

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures*, which improves income tax disclosure requirements, primarily through enhanced disclosures surrounding rate reconciliation and income taxes paid. The Company adopted this ASU for the full year ended December 31, 2025, on a retrospective basis. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

New Accounting Standards Not Yet Adopted

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements,* which makes incremental improvements to GAAP. The updates cover a broad range of topics arising from technical corrections, unintended applications of the codification, and other minor improvements. The new standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. The standard can be applied prospectively or retrospectively on a topic by topic basis. Early adoption is also permitted on a topic by topic basis. The Company is evaluating the impact of this ASU but does not expect it to be material.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 27) - Narrow-Scope Improvements,* which improves the navigability of the required interim disclosures and clarify when the guidance is applicable. The amendments also provide guidance on what disclosures are required during the interim reporting periods. Additionally, the amendments also includes a disclosure principle that requires entities to disclose events since the end of the last reporting period that have a material impact. The amendments of this standard are effective for interim reporting periods beginning after December 15, 2027. The amendments can be applied either prospectively or retrospectively. Early adoption is also permitted. The Company is evaluating the impact of this ASU but does not expect it to be material.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which modernizes the guidance to reflect the software development approaches currently used. Specifically, the ASU eliminates accounting consideration of software project development stages and enhances the guidance around the "probable-to-complete" threshold. The new standard is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The amendments of this standard can be applied retrospectively, prospectively or on a modified prospective basis. Early adoption is also permitted. The Company is evaluating the impact of this ASU but does not expect it to be material.

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Topic 220) – Reporting Comprehensive Income – Expense Disaggregation Disclosures*, which improves income statement expense disclosure requirements, primarily through disaggregated disclosures of certain expense captions into specified categories within the footnotes to the financial statements. The new standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The amendments of this standard should be applied prospectively, with retrospective application permitted. Early adoption is also permitted. The Company is evaluating the impact of this ASU but does not expect it to be material.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

2. Marketplace Revenue

Marketplace revenue consists of (i) origination fees, (ii) servicing fees, (iii) gain on sales of loans and (iv) net fair value adjustments, as described below.

Origination Fees: Fees charged to borrowers in connection with the origination of loans that are held for sale.

Servicing Fees: The Company receives servicing fees to compensate it for servicing loans on behalf of marketplace investors, including managing payments from borrowers and remittances to those investors. The amount of servicing fee revenue earned is predominantly affected by the servicing rates paid by investors and the outstanding principal balance of loans serviced for investors. Servicing fee revenue related to loans sold also includes the associated change in the fair value of servicing assets.

Gain on Sales of Loans: In connection with loan sales to marketplace investors, the Company capitalizes the initial fair value of servicing rights. A gain or loss is recorded based on the level to which the contractual servicing fee is above or below an estimated market rate of servicing at the time of sale. Additionally, the Company recognizes transaction costs, if any, as a loss on sale of loans.

Net Fair Value Adjustments: The Company records adjustments to the carrying value of loans, for which it has elected to account for under the fair value option, to reflect their fair value. These adjustments include gains or losses from sale prices in excess of or less than the loan principal amount sold and realized net charge-offs. In addition, as loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in "Net fair value adjustments" within "Marketplace revenue," whereas the associated interest income is recorded within "Net interest income."

The following table presents components of marketplace revenue for the periods presented:

Year Ended December 31,	2025	2024	2023
Origination fees	$ 372,815	$ 283,420	$ 279,146
Servicing fees	58,988	64,933	98,613
Gain on sales of loans	59,087	49,097	47,839
Net fair value adjustments	(134,946)	(154,659)	(134,114)
Total marketplace revenue	$ 355,944	$ 242,791	$ 291,484

3. Earnings Per Share

The following table details the computation of the Company's basic and diluted EPS:

Year Ended December 31,	2025	2024	2023
Basic EPS:			
Net income	$ 135,677	$ 51,330	$ 38,939
Weighted-average common shares – Basic	114,605,220	111,731,523	108,466,179
Basic EPS	$ 1.18	$ 0.46	$ 0.36
Diluted EPS:			
Net income	$ 135,677	$ 51,330	$ 38,939
Weighted-average common shares – Diluted	117,233,815	113,122,859	108,468,857
Diluted EPS	$ 1.16	$ 0.45	$ 0.36

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

4. Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of AFS securities were as follows:

December 31, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Senior asset-backed securities related to Structured Program transactions (1)	$ 3,065,885	$ 26,525	$ —	$ —	$ 3,092,410
U.S. agency residential mortgage-backed securities	267,853	504	(32,296)	—	236,061
Other asset-backed securities related to Structured Program transactions (2)	224,802	28	(1,367)	(4,093)	219,370
U.S. agency securities	84,464	—	(10,602)	—	73,862
Mortgage-backed securities	60,423	135	(4,961)	—	55,597
Municipal securities	3,215	—	(609)	—	2,606
Other securities	27,138	45	(380)	—	26,803
Total securities available for sale	$ 3,733,780	$ 27,237	$ (50,215)	$ (4,093)	$ 3,706,709

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Senior asset-backed securities related to Structured Program transactions (1)	$ 2,870,071	$ 30,398	$ (645)	$ —	$ 2,899,824
U.S. agency residential mortgage-backed securities	270,120	48	(43,243)	—	226,925
Other asset-backed securities related to Structured Program transactions (2)	174,132	—	(657)	(3,527)	169,948
U.S. agency securities	90,459	—	(14,513)	—	75,946
Mortgage-backed securities	62,882	8	(6,216)	—	56,674
Municipal securities	3,236	—	(697)	—	2,539
Other securities	21,364	15	(587)	—	20,792
Total securities available for sale	$ 3,492,264	$ 30,469	$ (66,558)	$ (3,527)	$ 3,452,648

(1) Excludes a \$0.7 million and \$(2.2) million cumulative basis adjustment for securities designated in active fair value hedge relationships at December 31, 2025 and 2024, respectively. See "*Note 8. Derivative Instruments and Hedging Activities*" for additional information.

(2) As of December 31, 2025 and 2024, \$200.0 million and \$169.9 million, respectively, of the other asset-backed securities related to Structured Program transactions at fair value are subject to restrictions on transfer pursuant to the Company's obligations as a "sponsor" under the U.S. Risk Retention Rules.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

A summary of AFS securities with unrealized losses, aggregated by period of continuous unrealized loss, is as follows:

	Less than 12 months		12 months or longer		Total	
December 31, 2025	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. agency residential mortgage-backed securities	$ 20,017	$ (266)	$ 181,150	$ (32,030)	$ 201,167	$ (32,296)
Other asset-backed securities related to Structured Program transactions	95,494	(1,034)	23,719	(333)	119,213	(1,367)
U.S. agency securities	—	—	73,862	(10,602)	73,862	(10,602)
Mortgage-backed securities	1,874	(5)	36,167	(4,956)	38,041	(4,961)
Municipal securities	—	—	2,606	(609)	2,606	(609)
Other securities	1,610	(10)	9,544	(370)	11,154	(380)
Total securities with unrealized losses	$ 118,995	$ (1,315)	$ 327,048	$ (48,900)	$ 446,043	$ (50,215)

	Less than 12 months		12 months or longer		Total	
December 31, 2024	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Senior asset-backed securities related to Structured Program transactions	$ 334,564	$ (645)	$ —	$ —	$ 334,564	$ (645)
U.S. agency residential mortgage-backed securities	34,168	(782)	185,405	(42,461)	219,573	(43,243)
Other asset-backed securities related to Structured Program transactions	72,251	(657)	—	—	72,251	(657)
U.S. agency securities	—	—	75,946	(14,513)	75,946	(14,513)
Mortgage-backed securities	21,970	(316)	32,298	(5,900)	54,268	(6,216)
Municipal securities	—	—	2,539	(697)	2,539	(697)
Other securities	1,638	(4)	11,668	(583)	13,306	(587)
Total securities with unrealized losses	$ 464,591	$ (2,404)	$ 307,856	$ (64,154)	$ 772,447	$ (66,558)

The majority of securities in an unrealized loss position as of both December 31, 2025 and 2024 was comprised of U.S. agency-backed securities and mortgage-backed securities. Management considers these securities to be of the highest credit quality and rating given the guarantee of principal and interest by certain U.S. government agencies or government-sponsored agencies. Most of the remaining securities in an unrealized loss position in the Company's AFS investment portfolio at December 31, 2025 were rated investment grade. Substantially all of these unrealized losses were caused by interest rate increases. Additionally, the Company does not intend to sell the securities in loss positions, nor is it more likely than not that it will be required to sell the securities prior to recovery of the amortized cost basis. For a description of management's quarterly evaluation of AFS securities in an unrealized loss position, see "*Note 1. Summary of Significant Accounting Policies.*"

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table presents the activity in the allowance for credit losses for AFS securities, by security type:

Year Ended December 31,	2025	2024
Other asset-backed securities related to Structured Program transactions:		
Allowance for credit losses, beginning of period	$ 3,527	$ —
Credit loss expense for securities available for sale	566	3,527
Allowance for credit losses, end of period	$ 4,093	$ 3,527

There was no activity in the allowance for credit losses for AFS securities during 2023.

The contractual maturities of AFS securities were as follows:

December 31, 2025	Amortized Cost	Fair Value	Weighted-average Yield [(1)]
Due after 1 year through 5 years:			
Senior asset-backed securities related to Structured Program transactions	$ 3,065,885	$ 3,092,410	
Other asset-backed securities related to Structured Program transactions	224,802	219,370	
U.S. agency securities	4,849	4,787	
Mortgage-backed securities	2,552	2,403	
Municipal securities	458	429	
U.S. agency residential mortgage-backed securities	127	121	
Other securities	10,136	10,137	
Total due after 1 year through 5 years	3,308,809	3,329,657	6.66 %
Due after 5 years through 10 years:			
U.S. agency securities	35,472	31,970	
U.S. agency residential mortgage-backed securities	2,751	2,669	
Mortgage-backed securities	880	779	
Municipal securities	154	142	
Other securities	9,666	9,674	
Total due after 5 years through 10 years	48,923	45,234	3.62 %
Due after 10 years:			
U.S. agency residential mortgage-backed securities	264,975	233,271	
Mortgage-backed securities	56,991	52,415	
U.S. agency securities	44,143	37,105	
Municipal securities	2,603	2,035	
Other securities	7,336	6,992	
Total due after 10 years	376,048	331,818	3.09 %
Total securities available for sale	$ 3,733,780	$ 3,706,709	6.24 %

(1) The weighted-average yield is computed using the average month-end amortized cost during the year ended December 31, 2025.

During 2024, the Company recognized proceeds of $30.1 million and gross realized gains of $114 thousand from sales of senior asset-backed securities related to Structured Program transactions. There were no sales of AFS securities during 2025 or 2023.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses

As of December 31, 2025, LendingClub recorded the majority of its loans and leases HFI at amortized cost. Other HFI loans and all HFS loans were recorded at fair value pursuant to the Company's election of the fair value option.

Accrued interest receivable is excluded from the amortized cost basis of loans and leases HFI and is reported within "Other assets" on the Balance Sheet. Net accrued interest receivable related to loans and leases HFI at amortized cost was $17.9 million and $30.4 million as of December 31, 2025 and 2024, respectively.

Loans and Leases Held for Investment at Amortized Cost

The Company defines its loans and leases HFI portfolio segments as (i) consumer and (ii) commercial. The following table presents the components of each portfolio segment by class of financing receivable:

	December 31, 2025	December 31, 2024
Unsecured personal	$ 3,191,430	$ 3,106,472
Residential mortgages	151,073	172,711
Secured consumer	261,045	230,232
Total consumer loans held for investment	3,603,548	3,509,415
Equipment finance [(1)]	39,757	64,232
Commercial real estate [(2)]	472,489	373,785
Commercial and industrial	157,018	178,386
Total commercial loans and leases held for investment	669,264	616,403
Total loans and leases held for investment	4,272,812	4,125,818
Allowance for loan and lease losses	(275,743)	(236,734)
Loans and leases held for investment, net [(2)]	$ 3,997,069	$ 3,889,084

(1) Comprised of sales-type leases for equipment. See "*Note 17. Leases*" for additional information.
(2) Includes $286.8 million and $160.1 million in loans originated through the Small Business Association (SBA) as of December 31, 2025 and 2024, respectively.

The following table presents the components of the ALLL:

	December 31, 2025	December 31, 2024
Gross allowance for loan and lease losses [(1)]	$ 312,667	$ 285,686
Recovery asset value [(2)]	(36,924)	(48,952)
Allowance for loan and lease losses	$ 275,743	$ 236,734

(1) Represents the allowance for future estimated net charge-offs on existing portfolio balances.
(2) Represents the negative allowance for expected recoveries of amounts previously charged-off.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2025	Consumer	Commercial	Total
Loans and leases held for investment	$ 3,603,548	$ 669,264	$ 4,272,812
Allowance for loan and lease losses	$ 258,811	$ 16,932	$ 275,743
Allowance ratio [1]	7.2 %	2.5 %	6.5 %
Gross allowance for loan and lease losses	$ 295,735	$ 16,932	$ 312,667
Gross allowance ratio [1]	8.2 %	2.5 %	7.3 %

December 31, 2024	Consumer	Commercial	Total
Loans and leases held for investment	$ 3,509,415	$ 616,403	$ 4,125,818
Allowance for loan and lease losses	$ 212,598	$ 24,136	$ 236,734
Allowance ratio [1]	6.1 %	3.9 %	5.7 %
Gross allowance for loan and lease losses	$ 261,550	$ 24,136	$ 285,686
Gross allowance ratio [1]	7.5 %	3.9 %	6.9 %

(1) Calculated as ALLL or gross ALLL, where applicable, to the corresponding portfolio segment balance of loans and leases held for investment at amortized cost.

The activity in the ACL by portfolio segment was as follows:

	Year Ended December 31,								
	2025			2024			2023		
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
Allowance for loan and lease losses:									
Beginning of period	$ 212,598	$ 24,136	$ 236,734	$ 298,061	$ 12,326	$ 310,387	$ 312,489	$ 15,363	$ 327,852
Credit loss expense (benefit)	190,031	897	190,928	160,581	14,849	175,430	244,518	(948)	243,570
Charge-offs [1]	(209,742)	(9,132)	(218,874)	(299,159)	(4,434)	(303,593)	(278,105)	(3,002)	(281,107)
Recoveries	65,924	1,031	66,955	53,115	1,395	54,510	19,159	913	20,072
End of period	$ 258,811	$ 16,932	$ 275,743	$ 212,598	$ 24,136	$ 236,734	$ 298,061	$ 12,326	$ 310,387
Reserve for unfunded lending commitments:									
Beginning of period	$ —	$ 1,183	$ 1,183	$ —	$ 1,873	$ 1,873	$ 18	$ 1,860	$ 1,878
Credit loss (benefit) expense	—	(174)	(174)	—	(690)	(690)	(18)	13	(5)
End of period [2]	$ —	$ 1,009	$ 1,009	$ —	$ 1,183	$ 1,183	$ —	$ 1,873	$ 1,873

(1) Includes an $8.0 million charge-off recorded in the first quarter of 2025 related to one office loan within the Company's Commercial Real Estate portfolio, which was fully reserved for in prior periods.

(2) Relates to $52.0 million, $105.0 million and $78.1 million of unfunded commitments as of December 31, 2025, 2024 and 2023, respectively.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table presents charge-offs by origination year for the year ended December 31, 2025:

	Gross Charge-Offs by Origination Year						
	2025	2024	2023	2022	2021	Prior	Total
Unsecured personal [1]	$ 17,391	$ 55,604	$ 61,022	$ 59,685	$ 13,737	$ —	$ 207,439
Residential mortgages	—	—	—	—	—	—	—
Secured consumer	148	409	1,029	553	164	—	2,303
Total consumer loans held for investment	17,539	56,013	62,051	60,238	13,901	—	209,742
Equipment finance	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	8,597	8,597
Commercial and industrial	—	172	—	330	33	—	535
Total commercial loans and leases held for investment	—	172	—	330	33	8,597	9,132
Total loans and leases held for investment	$ 17,539	$ 56,185	$ 62,051	$ 60,568	$ 13,934	$ 8,597	$ 218,874

(1) Unsecured personal loans are generally charged-off when a borrower is contractually 120 days past due.

Consumer Lending Credit Quality Indicators

The Company evaluates the credit quality of its consumer loan portfolio based on the aging status of the loan and by payment activity. Loan delinquency reporting is based upon borrower payment activity relative to the contractual terms of the loan. The following tables present the classes of financing receivables within the consumer portfolio segment by credit quality indicator based on delinquency status and origination year:

December 31, 2025	Term Loans and Leases by Origination Year						
	2025	2024	2023	2022	2021	Prior	Total
Unsecured personal							
Current	$ 1,741,108	$ 740,483	$ 326,147	$ 283,513	$ 39,605	$ —	$ 3,130,856
30-59 days past due	9,084	5,680	3,533	3,591	603	—	22,491
60-89 days past due	6,500	5,447	2,887	3,051	665	—	18,550
90 or more days past due	4,862	6,049	3,105	3,223	697	—	17,936
Total unsecured personal [1]	1,761,554	757,659	335,672	293,378	41,570	—	3,189,833
Residential mortgages							
Current	—	—	—	40,931	50,129	59,039	150,099
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	888	888
90 or more days past due	—	—	—	—	—	86	86
Total residential mortgages	—	—	—	40,931	50,129	60,013	151,073
Secured consumer							
Current	134,255	47,453	42,332	26,961	3,769	2,278	257,048
30-59 days past due	778	261	816	941	210	—	3,006
60-89 days past due	131	128	109	177	51	—	596
90 or more days past due	78	31	133	153	—	—	395
Total secured consumer	135,242	47,873	43,390	28,232	4,030	2,278	261,045
Total consumer loans held for investment	**$ 1,896,796**	**$ 805,532**	**$ 379,062**	**$ 362,541**	**$ 95,729**	**$ 62,291**	**$ 3,601,951**

(1) Excludes cumulative basis adjustment for loans designated in fair value hedges under the portfolio layer method. As of December 31, 2025, the basis adjustment totaled $1.6 million and represents an increase to the amortized cost of the hedged loans. See "*Note 8. Derivative Instruments and Hedging Activities*" for additional information.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2024	Term Loans and Leases by Origination Year						
	2024	2023	2022	2021	2020	Prior	Total
Unsecured personal							
Current	$1,347,685	$ 787,936	$ 762,223	$ 142,546	$ —	$ —	$ 3,040,390
30-59 days past due	4,981	7,344	8,952	2,253	—	—	23,530
60-89 days past due	2,448	6,933	7,920	1,992	—	—	19,293
90 or more days past due	2,364	7,920	8,853	2,250	—	—	21,387
Total unsecured personal [(1)]	1,357,478	810,133	787,948	149,041	—	—	3,104,600
Residential mortgages							
Current	—	—	45,828	52,679	28,176	45,789	172,472
30-59 days past due	—	—	—	—	—	151	151
60-89 days past due	—	—	—	—	—	88	88
90 or more days past due	—	—	—	—	—	—	—
Total residential mortgages	—	—	45,828	52,679	28,176	46,028	172,711
Secured consumer							
Current	79,161	78,081	56,766	10,573	—	2,372	226,953
30-59 days past due	98	824	1,199	221	—	—	2,342
60-89 days past due	11	147	338	104	—	—	600
90 or more days past due	36	157	99	45	—	—	337
Total secured consumer	79,306	79,209	58,402	10,943	—	2,372	230,232
Total consumer loans held for investment	**$1,436,784**	**$ 889,342**	**$ 892,178**	**$ 212,663**	**$ 28,176**	**$ 48,400**	**$ 3,507,543**

(1) Excludes cumulative basis adjustment for loans designated in fair value hedges under the portfolio layer method. As of December 31, 2024, the basis adjustment totaled $1.9 million and represents an increase to the amortized cost of the hedged loans. See "*Note 8. Derivative Instruments and Hedging Activities*" for additional information.

Commercial Lending Credit Quality Indicators

The Company evaluates the credit quality of its commercial loan portfolio based on regulatory risk ratings. The Company categorizes loans and leases into risk ratings based on relevant information about the quality and realizable value of collateral, if any, and the ability of obligors to service their debts, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans and leases individually by classifying the loans and leases based on their associated credit risk and performs this analysis whenever credit is extended, renewed or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans. Risk rating classifications consist of the following:

Pass – Loans and leases that the Company believes will fully repay in accordance with the contractual loan terms.

Special Mention – Loans and leases with a potential weakness that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Company's credit position at some future date.

Substandard – Loans and leases that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans and leases so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Normal payment from the borrower is in jeopardy, although loss of principal, while still possible, is not imminent.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Doubtful – Loans and leases that have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

Loss – Loans and leases that are considered uncollectible and of little value.

The following tables present the classes of financing receivables within the commercial portfolio segment by risk rating and origination year:

December 31, 2025	Term Loans and Leases by Origination Year							
	2025	2024	2023	2022	2021	Prior	Total	Guaranteed Amount (1)
Equipment finance								
Pass	$ —	$ —	$ —	$ 21,283	$ 1,990	$ 9,762	$ 33,035	$ —
Special mention	—	—	—	2,587	227	—	2,814	—
Substandard	—	—	—	—	3,212	—	3,212	—
Doubtful	—	—	—	696	—	—	696	—
Loss	—	—	—	—	—	—	—	—
Total equipment finance	—	—	—	24,566	5,429	9,762	39,757	—
Commercial real estate								
Pass	95,736	36,356	63,750	94,771	32,452	121,231	444,296	30,959
Special mention	—	—	—	—	—	6,088	6,088	—
Substandard	—	—	—	428	8,433	11,370	20,231	7,005
Doubtful	—	—	—	—	—	61	61	—
Loss	—	—	—	1,121	271	421	1,813	1,543
Total commercial real estate	95,736	36,356	63,750	96,320	41,156	139,171	472,489	39,507
Commercial and industrial								
Pass	21,987	28,942	16,580	18,108	19,441	7,879	112,937	75,216
Special mention	—	—	—	8,535	2,959	67	11,561	9,264
Substandard	—	1,438	8,275	5,153	3,126	3,010	21,002	13,790
Doubtful	—	—	—	3,456	1,348	511	5,315	4,353
Loss	—	751	1,766	3,686	—	—	6,203	6,203
Total commercial and industrial	21,987	31,131	26,621	38,938	26,874	11,467	157,018	108,826
Total commercial loans and leases held for investment	**$ 117,723**	**$ 67,487**	**$ 90,371**	**$ 159,824**	**$ 73,459**	**$ 160,400**	**$ 669,264**	**$ 148,333**

(1) Represents loan balances guaranteed by the SBA.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2024	Term Loans and Leases by Origination Year							
	2024	2023	2022	2021	2020	Prior	Total	Guaranteed Amount [(1)]
Equipment finance								
Pass	$ —	$ 1,519	$ 32,544	$ 7,790	$ 9,101	$ 6,643	$ 57,597	$ —
Special mention	—	—	335	602	—	—	937	—
Substandard	—	—	776	4,922	—	—	5,698	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total equipment finance	—	1,519	33,655	13,314	9,101	6,643	64,232	—
Commercial real estate								
Pass	22,847	67,692	89,903	21,174	27,947	106,060	335,623	31,499
Special mention	—	—	—	—	252	6,276	6,528	—
Substandard	—	—	2,430	8,441	7,987	10,791	29,649	8,940
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	1,121	271	—	593	1,985	1,543
Total commercial real estate	22,847	67,692	93,454	29,886	36,186	123,720	373,785	41,982
Commercial and industrial								
Pass	28,030	29,186	31,697	27,474	5,503	12,678	134,568	85,269
Special mention	635	—	5,165	2,652	76	—	8,528	7,065
Substandard	—	4,071	13,110	2,311	1,399	1,670	22,561	14,879
Doubtful	—	—	3,279	1,477	506	285	5,547	4,671
Loss	282	2,094	4,224	568	—	14	7,182	7,182
Total commercial and industrial	28,947	35,351	57,475	34,482	7,484	14,647	178,386	119,066
Total commercial loans and leases held for investment	**$ 51,794**	**$ 104,562**	**$ 184,584**	**$ 77,682**	**$ 52,771**	**$ 145,010**	**$ 616,403**	**$ 161,048**

(1) Represents loan balances guaranteed by the SBA.

The following tables present an analysis of the past due loans and leases HFI at amortized cost within the commercial portfolio segment:

December 31, 2025	30-59 Days	60-89 Days	90 or More Days	Total Days Past Due	Guaranteed Amount [(1)]
Equipment finance	$ 696	$ —	$ 3,088	$ 3,784	$ —
Commercial real estate	—	—	11,182	11,182	8,231
Commercial and industrial	1,540	1,878	20,074	23,492	14,930
Total commercial loans and leases held for investment	$ 2,236	$ 1,878	$ 34,344	$ 38,458	$ 23,161

December 31, 2024	30-59 Days	60-89 Days	90 or More Days	Total Days Past Due	Guaranteed Amount [(1)]
Equipment finance	$ 67	$ —	$ 4,551	$ 4,618	$ —
Commercial real estate	8,320	483	9,731	18,534	8,456
Commercial and industrial	6,257	1,182	15,971	23,410	18,512
Total commercial loans and leases held for investment	$ 14,644	$ 1,665	$ 30,253	$ 46,562	$ 26,968

(1) Represents loan balances guaranteed by the SBA.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Loan Modifications

The Company has loan modification programs to assist borrowers experiencing financial difficulty and to mitigate losses and maximize collections for loans serviced by the Company. The table below presents the amortized cost of loans that were modified during the periods presented, by modification type:

Year Ended December 31,	2025	2024	2023
Short-term payment reduction	$ 17,880	$ 26,421	$ 4,867
Permanent loan modification	5,985	5,874	3,659
Debt settlement	3,352	5,631	7,350
Total loan modifications – unsecured personal loans	$ 27,217	$ 37,926	$ 15,876
% of unsecured personal loans at amortized cost as of period end	0.9 %	1.2 %	0.4 %

The Company expanded its digital channels to enable borrowers experiencing financial difficulty to qualify for a short-term payment reduction modification program. Under this program, borrowers may receive a temporary payment reduction for three months. If the borrower meets the temporary payment reduction requirements during the first three-month term, they may qualify for a payment reduction for an additional three months. Receiving an additional three months of payment reduction is considered an other-than-insignificant payment delay and becomes a short-term payment reduction modification. The short-term payment reduction modification results in a term extension of five to nine months compared to the original maturity date of the loan and does not include any principal or interest forgiveness. At the time of receiving a payment reduction, a delinquent loan resets to current status. However, if a borrower fails to comply with the modified terms, the delinquency status returns to the original contractual terms of the loan. Borrowers who were in their first three months of temporary payment reduction had a total of $12.7 million of loan balances at amortized cost outstanding as of December 31, 2025, and may subsequently be eligible for a short-term payment reduction modification.

Permanent loan modifications include both a reduction in contractual interest rates and an extension to the contractual maturity date of up to twelve months and do not include any principal forgiveness. To qualify for this modification, borrowers must meet the Company's debt-to-income ratio requirements. During the years ended December 31, 2025, 2024, and 2023 the weighted-average interest rate reduction under this program was approximately 8.4%, 8.0% and 9.2%, respectively. The weighted-average maturity date extension was approximately twelve months for all periods.

Debt settlement modifications, which include engaging with debt settlement companies, reduce the principal and interest amounts owed by borrowers. The Company typically charges-off such loans within a few months following the modification, as payments under the modified agreement are less than the original contractual amounts.

The following table presents the delinquency status of the amortized cost of loan modifications as of the periods presented below that were modified during the preceding twelve months:

	December 31, 2025			December 31, 2024		
	Short-term Payment Reduction	Permanent Loan Modification	Debt Settlement	Short-term Payment Reduction	Permanent Loan Modification	Debt Settlement
Unsecured personal loans						
Current	$ 14,750	$ 5,541	$ 47	$ 21,471	$ 5,285	$ 43
30-59 days	1,357	171	29	1,851	247	19
60-89 days	894	162	585	1,462	159	811
90 or more days	879	111	2,691	1,637	183	4,758
Total loan modifications	$ 17,880	$ 5,985	$ 3,352	$ 26,421	$ 5,874	$ 5,631

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

A modified loan is generally charged-off in the event of a borrower defaulting at 120 days past due. The table below presents the total amount of charge-offs during the period for loan modifications that were entered into within the preceding twelve months of charge-off:

Year Ended December 31,	2025	2024	2023
Short-term payment reduction	$ 9,229	$ 7,945	$ 224
Permanent loan modification	1,542	2,136	308
Debt settlement	38,556	72,845	53,111
Total loan modifications – unsecured personal loans	$ 49,327	$ 82,926	$ 53,643

Nonaccrual Assets

Nonaccrual loans and leases are those for which accrual of interest has been suspended. Loans and leases are generally placed on nonaccrual status when contractually past due 90 days or more, or earlier if management believes that the probability of collection does not warrant further accrual.

Certain loans on nonaccrual status may be considered collateral-dependent loans if the borrower is experiencing financial difficulty and repayment of the loan is expected to be substantially through sale of the collateral. Such loans are secured by various types of collateral, including real estate, auto and equipment, among others. Expected credit losses for the Company's collateral-dependent loans are calculated as the difference between the amortized cost basis and the fair value of the underlying collateral less costs to sell, if applicable. The fair value of the underlying collateral is generally based on third-party appraisals, which are updated on a case-by-case basis.

The following table presents nonaccrual loans and leases:

Year Ended December 31,	2025		2024	
	Nonaccrual	Nonaccrual with no related ACL[(1)]	Nonaccrual	Nonaccrual with no related ACL[(1)]
Unsecured personal	$ 17,936	$ —	$ 21,387	$ —
Residential mortgages	431	431	295	295
Secured consumer	395	—	337	—
Total nonaccrual consumer loans held for investment	18,762	431	22,019	295
Equipment finance	3,088	—	4,516	—
Commercial real estate	11,253	5,799	18,280	5,345
Commercial and industrial	27,329	10,137	27,489	7,501
Total nonaccrual commercial loans and leases held for investment [(2)]	41,670	15,936	50,285	12,846
Total nonaccrual loans and leases held for investment	$ 60,432	$ 16,367	$ 72,304	$ 13,141

(1) Subset of total nonaccrual loans and leases.

(2) Includes $29.7 million and $31.2 million in loan balances guaranteed by the SBA as of December 31, 2025 and 2024, respectively.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Year Ended December 31,	2025		2024	
	Nonaccrual	Nonaccrual Ratios (1)	Nonaccrual	Nonaccrual Ratios (1)
Total nonaccrual consumer loans held for investment	$ 18,762	0.5 %	$ 22,019	0.6 %
Total nonaccrual commercial loans and leases held for investment	41,670	6.2 %	50,285	8.2 %
Total nonaccrual loans and leases held for investment	$ 60,432	1.4 %	$ 72,304	1.8 %

(1) Calculated as the ratio of non-accruing loans and leases to loans and leases HFI at amortized cost.

6. Structured Program Transactions and Variable Interest Entities

The Company's VIEs relate to its Structured Program transactions. As of both December 31, 2025 and 2024, the Company did not consolidate any VIEs. Accordingly, holders of the related securities can look only to the assets of the VIEs that issued the securities and there is no direct recourse to the Company's assets.

The following table presents the classifications of assets and liabilities on the Company's Balance Sheet for its transactions with unconsolidated VIEs:

	December 31, 2025	December 31, 2024
Assets		
Securities available for sale at fair value	$ 3,311,780	$ 3,069,771
Other assets	53,660	46,269
Total assets	$ 3,365,440	$ 3,116,040
Liabilities		
Other liabilities	1,023	6,313
Total liabilities	$ 1,023	$ 6,313
Total net assets (maximum loss exposure)	$ 3,364,417	$ 3,109,727

Maximum loss exposure represents estimated loss that would be incurred under severe, hypothetical circumstances, for which the Company believes the possibility is extremely remote, such as where the value of interests declines to zero. Accordingly, this required disclosure is not an indication of expected losses.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table summarizes activity related to unconsolidated VIEs where the transfers were accounted for as a sale on the Company's financial statements:

December 31,	2025	2024	2023
Fair value of consideration received:			
Cash	$ 1,094,285	$ 394,205	$ 172,397
Net securities retained from Structured Program transactions	1,993,586	2,711,693	1,299,313
Other assets, net	36,302	35,877	16,740
Total consideration	3,124,173	3,141,775	1,488,450
Fair value of loans sold	(3,090,986)	(3,079,628)	(1,474,077)
Sale of senior securities related to Structured Program transactions	—	(30,000)	—
Deconsolidation of debt	—	880	—
Principal derecognized from loans securitized or sold	—	(737)	—
Gain on sales of loans and securities [(1)]	$ 33,187	$ 32,290	$ 14,373
Cash proceeds from continuing involvement:			
Servicing and other administrative fees	$ 38,300	$ 27,047	$ 5,475
Interest received on securities retained from Structured Program transactions	$ 203,138	$ 164,807	$ 22,786

(1) Consists primarily of servicing assets recognized at the time of loan sale, less any transaction costs, and excludes origination fees and fair value adjustments recognized prior to the sale.

As of December 31, 2025, the aggregate unpaid principal balance attributable to off-balance sheet loans held by unconsolidated VIEs was $4.4 billion, of which $64.9 million was 30 days or more past due. As of December 31, 2024, the aggregate unpaid principal balance attributable to off-balance sheet loans held by unconsolidated VIEs was $3.5 billion, of which $44.7 million was 30 days or more past due. For such loans, the Company would only experience a loss if it was required to repurchase a loan due to a breach in representations and warranties associated with its loan sale or servicing contracts.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

7. Fair Value Measurements

For a description of the fair value hierarchy and the Company's fair value methodologies, see "*Note 1. Summary of Significant Accounting Policies.*" The Company records certain assets and liabilities at fair value as listed in the following tables.

Recurring Fair Value Measurements

The following tables present, by level within the fair value hierarchy, the Company's assets and liabilities measured at fair value on a recurring basis:

December 31, 2025	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:				
Loans held for sale at fair value	$ —	$ —	$ 1,762,396	$ 1,762,396
Loans held for investment at fair value	—	—	473,314	473,314
Securities available for sale:				
Senior asset-backed securities related to Structured Program transactions	—	—	3,092,410	3,092,410
U.S. agency residential mortgage-backed securities	—	236,061	—	236,061
Other asset-backed securities related to Structured Program transactions	—	—	219,370	219,370
U.S. agency securities	—	73,862	—	73,862
Mortgage-backed securities	—	55,597	—	55,597
Municipal securities	—	2,606	—	2,606
Other securities	—	16,720	10,083	26,803
Total securities available for sale	—	384,846	3,321,863	3,706,709
Servicing assets	—	—	65,167	65,167
Other assets	—	2,099	—	2,099
Total assets	$ —	$ 386,945	$ 5,622,740	$ 6,009,685
Liabilities:				
Other liabilities	$ —	$ 3,918	$ 1,865	$ 5,783
Total liabilities	$ —	$ 3,918	$ 1,865	$ 5,783

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2024	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:				
Loans held for sale at fair value	$ —	$ —	$ 636,352	$ 636,352
Loans held for investment at fair value	—	—	1,027,798	1,027,798
Securities available for sale:				
Senior asset-backed securities related to Structured Program transactions	—	—	2,899,824	2,899,824
U.S. agency residential mortgage-backed securities	—	226,925	—	226,925
Other asset-backed securities related to Structured Program transactions	—	—	169,948	169,948
U.S. agency securities	—	75,946	—	75,946
Mortgage-backed securities	—	56,674	—	56,674
Municipal securities	—	2,539	—	2,539
Other securities	—	20,792	—	20,792
Total securities available for sale	—	382,876	3,069,772	3,452,648
Servicing assets	—	—	60,697	60,697
Other assets	—	5,820	—	5,820
Total assets	$ —	$ 388,696	$ 4,794,619	$ 5,183,315
Liabilities:				
Other liabilities	$ —	$ 5,019	$ 11,799	$ 16,818
Total liabilities	$ —	$ 5,019	$ 11,799	$ 16,818

Financial instruments are categorized in the valuation hierarchy based on the significance of observable or unobservable factors in the overall fair value measurement. For the financial instruments listed in the tables above that do not trade in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of these assets and liabilities. The Company primarily uses a DCF model to estimate the fair value of Level 3 instruments based on the present value of estimated future cash flows. This model uses inputs that inherently require judgment and reflect the Company's best estimates of the assumptions a market participant would use to calculate fair value. The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2025 or 2024.

The following significant unobservable inputs, as applicable, were used in the fair value measurement of the Company's Level 3 assets:

- *Discount rate* – The weighted-average rate at which the expected cash flows are discounted to arrive at the net present value of the loan. The discount rate is primarily determined based on marketplace investor return expectations.
- *Annualized net credit loss rate* – The annualized rate of lifetime charge-offs, net of recoveries, expressed as a percentage of the average lifetime principal balance of loan pools with similar risk characteristics.
- *Annualized prepayment rate* – The annualized rate of lifetime prepayments expressed as a percentage of the average lifetime principal balance of loan pools with similar risk characteristics.

An increase in each of the inputs above, in isolation, would result in a decrease in the fair value measurement.

The sensitivity calculations are hypothetical and should not be considered to be predictive of future performance. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

change in assumptions to the fair value may not be linear. Changes in one factor may lead to changes in other factors, which could impact the hypothetical results.

Loans Held for Sale at Fair Value

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement of HFS loans:

	December 31, 2025			December 31, 2024		
	Minimum	Maximum	Weighted-Average [(1)]	Minimum	Maximum	Weighted-Average [(1)]
Discount rate	6.6 %	9.0 %	7.1 %	7.1 %	11.9 %	7.9 %
Annualized net credit loss rate	3.3 %	16.0 %	6.3 %	1.8 %	21.2 %	5.4 %
Annualized prepayment rate	20.5 %	26.0 %	25.5 %	15.0 %	27.6 %	20.4 %

(1) The weighted-average rate is calculated using the principal balance of each loan pool with similar risk characteristics.

Fair Value Sensitivity

The sensitivity of HFS loans at fair value to adverse changes in key assumptions was as follows:

	December 31, 2025	December 31, 2024
Loans held for sale at fair value	$ 1,762,396	$ 636,352
Expected remaining weighted-average life (in years)	1.4	1.4
Discount rate:		
100 basis point increase	$ (21,458)	$ (7,663)
200 basis point increase	$ (42,471)	$ (15,174)
Annualized net credit loss rate:		
10% increase	$ (20,970)	$ (6,436)
20% increase	$ (41,766)	$ (12,937)
Annualized prepayment rate:		
10% increase	$ (5,703)	$ (1,274)
20% increase	$ (10,546)	$ (2,444)

Fair Value Reconciliation

The following table presents HFS loans at fair value activity:

Year Ended December 31,	2025	2024
Fair value at beginning of period	$ 636,352	$ 407,773
Originations and purchases	6,962,944	5,194,160
Sales	(5,272,927)	(4,576,779)
Principal payments	(420,262)	(231,624)
Realized charge-offs, net of recoveries, recorded in earnings	(26,993)	(20,336)
Fair value adjustments recorded in earnings	(116,718)	(136,842)
Fair value at end of period	$ 1,762,396	$ 636,352

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table summarizes the aggregate fair value of the Company's HFS loans, as well as the amount that was 90 days or more past due:

	December 31, 2025		December 31, 2024	
	Total	90 or more days past due	Total	90 or more days past due
Aggregate unpaid principal balance	$ 1,795,818	$ 3,931	$ 657,984	$ 3,719
Cumulative fair value adjustments	(33,422)	(3,176)	(21,632)	(3,012)
Fair value of loans held for sale	$ 1,762,396	$ 755	$ 636,352	$ 707

Loans Held for Investment at Fair Value

As of December 31, 2025, the Company's HFI loans at fair value consisted primarily of purchased loan portfolios comprised of loans that the Company previously originated and sold. Due to the short remaining duration of the acquired loan portfolios, the Company has elected to account for them under the fair value option.

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement of HFI loans [(1)]:

	December 31, 2025			December 31, 2024		
	Minimum	Maximum	Weighted-Average [(2)]	Minimum	Maximum	Weighted-Average [(2)]
Discount rate	6.5 %	8.5 %	7.0 %	7.2 %	21.8 %	10.5 %
Annualized net credit loss rate	4.1 %	19.1 %	7.4 %	3.0 %	20.2 %	6.6 %
Annualized prepayment rate	19.6 %	21.1 %	20.0 %	15.6 %	21.4 %	19.3 %

(1) The change in significant unobservable inputs from December 31, 2024 to December 31, 2025 was primarily driven by loan composition changes due to a loan portfolio purchase in the fourth quarter of 2025, along with a significant reduction in loan balances related to previous portfolio purchases with lower purchase prices which resulted in a higher discount rate.

(2) The weighted-average rate is calculated using the principal balance of each loan pool with similar risk characteristics.

Fair Value Sensitivity

The sensitivity of HFI loans at fair value to adverse changes in key assumptions was as follows:

	December 31, 2025	December 31, 2024
Loans held for investment at fair value	$ 473,314	$ 1,027,798
Expected remaining weighted-average life (in years)	0.7	0.9
Discount rate:		
100 basis point increase	$ (2,832)	$ (7,832)
200 basis point increase	$ (5,633)	$ (15,557)
Annualized net credit loss rate:		
10% increase	$ (5,738)	$ (11,821)
20% increase	$ (13,161)	$ (25,428)
Annualized prepayment rate:		
10% increase	$ (2,490)	$ (4,813)
20% increase	$ (4,979)	$ (9,854)

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Fair Value Reconciliation

The following table presents HFI loans at fair value activity:

Year Ended December 31,	2025	2024
Fair value at beginning of period	$ 1,027,798	$ 262,190
Purchases	138,055	1,396,223
Principal payments	(683,231)	(618,472)
Interest income accretion and fair value adjustments recorded in earnings	(9,308)	(12,143)
Fair value at end of period	$ 473,314	$ 1,027,798

The following table summarizes the aggregate fair value of the Company's HFI loans at fair value, as well as the amount that was 90 days or more past due:

	December 31, 2025		December 31, 2024	
	Total	90 or more days past due	Total	90 or more days past due
Aggregate unpaid principal balance	$ 495,649	$ 5,177	$ 1,097,511	$ 14,616
Cumulative fair value adjustments	(22,335)	(4,183)	(69,713)	(11,836)
Fair value of loans held for investment	$ 473,314	$ 994	$ 1,027,798	$ 2,780

Asset-Backed Securities Related to Structured Program Transactions

Senior Asset-Backed Securities Related to Structured Program Transactions

Significant Unobservable Inputs

The following significant unobservable input, which includes credit spreads, was used in the fair value measurement of senior asset-backed securities related to Structured Program transactions:

	December 31, 2025			December 31, 2024		
	Minimum	Maximum	Weighted-Average	Minimum	Maximum	Weighted-Average
Discount rate	5.0 %	5.4 %	5.2 %	6.0 %	6.0 %	6.0 %

Fair Value Sensitivity

The sensitivity in the fair value of senior asset-backed securities related to Structured Program transactions to adverse changes in key assumptions was as follows:

	December 31, 2025	December 31, 2024
Fair value of interests held	$ 3,092,410	$ 2,899,824
Expected remaining weighted-average life (in years)	1.1	1.2
Discount rate:		
100 basis point increase	$ (32,467)	$ (37,315)
200 basis point increase	$ (64,934)	$ (74,630)

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Fair Value Reconciliation

The following table presents senior asset-backed securities related to Structured Program transactions activity:

Year Ended December 31,	2025	2024
Fair value at beginning of period	$ 2,899,824	$ 1,176,403
Additions	1,839,092	2,558,003
Sales	—	(30,114)
Cash received	(1,643,278)	(823,331)
Change in unrealized gain	(3,228)	18,863
Fair value at end of period	$ 3,092,410	$ 2,899,824

Other Asset-Backed Securities Related to Structured Program Transactions

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement of other asset-backed securities related to Structured Program transactions:

	December 31, 2025			December 31, 2024		
	Minimum	Maximum	Weighted-Average (1)	Minimum	Maximum	Weighted-Average (1)
Discount rate	6.6 %	8.6 %	6.9 %	7.1 %	11.0 %	7.9 %
Annualized net credit loss rate	3.1 %	6.2 %	5.0 %	3.4 %	7.4 %	5.0 %
Annualized prepayment rate	22.8 %	27.4 %	25.8 %	18.7 %	20.9 %	20.5 %

(1) The weighted-average rate is calculated using the principal balance of each security.

Fair Value Sensitivity

The sensitivity in the fair value of other asset-backed securities related to Structured Program transactions to adverse changes in key assumptions was as follows:

	December 31, 2025	December 31, 2024
Fair value of interests held	$ 219,370	$ 169,948
Expected remaining weighted-average life (in years)	1.2	1.3
Discount rate:		
100 basis point increase	$ (2,285)	$ (1,909)
200 basis point increase	$ (4,529)	$ (3,783)
Annualized net credit loss rate:		
10% increase	$ (2,077)	$ (1,778)
20% increase	$ (4,112)	$ (3,567)
Annualized prepayment rate:		
10% increase	$ (674)	$ (432)
20% increase	$ (1,227)	$ (835)

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Fair Value Reconciliation

The following table presents other asset-backed securities related to Structured Program transactions activity:

Year Ended December 31,	2025	2024
Fair value at beginning of period	$ 169,948	$ 73,393
Additions	154,494	153,690
Cash received	(103,825)	(53,219)
Credit loss expense for securities available for sale	(566)	(3,217)
Change in unrealized loss	(681)	(699)
Fair value at end of period	$ 219,370	$ 169,948

Servicing Assets

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement for servicing assets related to loans sold to investors:

	December 31, 2025			December 31, 2024		
	Minimum	Maximum	Weighted-Average (1)	Minimum	Maximum	Weighted-Average (1)
Discount rate	8.9 %	16.2 %	10.4 %	8.7 %	17.3 %	10.8 %
Annualized net credit loss rate	3.3 %	19.5 %	6.5 %	1.8 %	21.2 %	8.2 %
Annualized prepayment rate	19.9 %	25.9 %	24.6 %	14.8 %	27.5 %	20.0 %
Market servicing rate (2)	0.58 %	0.58 %	0.58 %	0.62 %	0.62 %	0.62 %

(1) The weighted-average rate is calculated using the principal balance of each loan pool with similar risk characteristics.

(2) The fees a willing market participant would require for the servicing of loans with similar characteristics as those in the Company’s serviced portfolio.

Fair Value Sensitivity

The sensitivity of the fair value of servicing assets to adverse changes in key assumptions was as follows:

	December 31, 2025	December 31, 2024
Fair value of servicing assets	$ 65,167	$ 60,697
Expected remaining weighted-average life (in years)	1.2	1.2
Discount rate:		
100 basis point increase	$ (567)	$ (519)
200 basis point increase	$ (1,134)	$ (1,038)
Annualized net credit loss rate:		
10% increase	$ (536)	$ (551)
20% increase	$ (1,071)	$ (1,102)
Annualized prepayment rate:		
10% increase	$ (1,892)	$ (1,359)
20% increase	$ (3,785)	$ (2,718)

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company's selection of the most representative market servicing rates for servicing assets inherently require judgment. The Company reviews third-party servicing rates for its loans, loans in similar credit sectors, and market servicing benchmarking analyses provided by third-party valuation firms, when available. The table below shows the impact on the estimated fair value of servicing assets, calculated using different market servicing rate assumptions:

	December 31, 2025	December 31, 2024
Weighted-average market servicing rate assumptions	0.58 %	0.62 %
Change in fair value from:		
Market servicing rate increase by 0.10%	$ (7,289)	$ (6,940)
Market servicing rate decrease by 0.10%	$ 7,289	$ 6,940

Fair Value Reconciliation

The following table presents servicing assets activity:

Year Ended December 31,	2025	2024
Fair value at beginning of period	$ 60,697	$ 77,680
Issuances [(1)]	63,927	58,396
Change in fair value, included in Marketplace Revenue	(59,457)	(75,359)
Other net changes	—	(20)
Fair value at end of period	$ 65,167	$ 60,697

(1) Represents the servicing assets recorded when the loans are sold. Included in "Gain on sales of loans" within "Marketplace revenue" on the Income Statement.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Financial Instruments Not Recorded at Fair Value

The following tables present the carrying amount and estimated fair values, by level within the fair value hierarchy, of the Company's assets and liabilities that are not recorded at fair value on a recurring basis:

December 31, 2025	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:					
Loans and leases held for investment, net	$ 3,997,069	$ —	$ —	$ 4,251,852	$ 4,251,852
Other assets	47,470	—	47,312	453	47,765
Total assets	$ 4,044,539	$ —	$ 47,312	$ 4,252,305	$ 4,299,617
Liabilities:					
Deposits (1)	$ 2,434,422	$ —	$ —	$ 2,437,209	$ 2,437,209
Other liabilities	40,931	—	11,926	29,005	40,931
Total liabilities	$ 2,475,353	$ —	$ 11,926	$ 2,466,214	$ 2,478,140

December 31, 2024	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:					
Loans and leases held for investment, net	$ 3,889,084	$ —	$ —	$ 4,051,497	$ 4,051,497
Other assets	40,466	—	40,143	661	40,804
Total assets	$ 3,929,550	$ —	$ 40,143	$ 4,052,158	$ 4,092,301
Liabilities:					
Deposits (1)	$ 2,294,214	$ —	$ —	$ 2,306,373	$ 2,306,373
Other liabilities	44,801	—	22,833	21,968	44,801
Total liabilities	$ 2,339,015	$ —	$ 22,833	$ 2,328,341	$ 2,351,174

(1) Excludes deposit liabilities with no defined or contractual maturities.

8. Derivative Instruments and Hedging Activities

The Company uses derivative instruments, including interest rate contracts such as caps and swaps, to manage exposure to interest rate risk associated with its fixed-rate assets. The Company's interest rate contracts are indexed to the Secured Overnight Financing Rate (SOFR). Interest rate swaps involve the payment of fixed-rate amounts to a counterparty in exchange for the receipt of variable-rate payments. With interest rate caps, the Company receives payments from a counterparty when SOFR exceeds a specified strike rate.

In addition, the Company provides credit support agreements to a limited number of strategic investors which are accounted for as credit derivative liabilities.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Derivatives Not Designated as Accounting Hedges

The table below presents the notional and gross fair value amounts of the Company's derivatives that are not designated as accounting hedges:

	December 31, 2025			December 31, 2024		
	Notional	Derivative Asset [1]	Derivative Liability [1]	Notional	Derivative Asset [1]	Derivative Liability [1]
Credit derivatives	$ 3,737	$ —	$ (1,327)	$ 12,484	$ —	$ (10,930)
Interest rate contracts:						
Interest rate caps	325,000	528	—	200,000	72	—
Interest rate swaps	125,000	—	(234)	—	—	—
Total interest rate contracts	450,000	528	(234)	200,000	72	—
Total	$ 453,737	$ 528	$ (1,561)	$ 212,484	$ 72	$ (10,930)

(1) Recorded in "Other assets" or "Other liabilities," as applicable, on the Balance Sheet and in "Operating activities" on the Statement of Cash Flows.

Credit derivatives represent credit support agreements related to loan sales, whereby the Company is obligated to make payments to a limited number of strategic investors approximately 18 months after sale if credit losses exceed certain initial agreed-upon thresholds, subject to a maximum dollar amount. The notional amount represents the Company's maximum dollar exposure.

The table below presents the gains (losses) recognized on the Company's derivatives that are not designated as accounting hedges:

Year Ended December 31,	2025	2024	2023
Credit derivatives [1]	$ 3,528	$ (4,558)	$ (6,372)
Interest rate contracts [2]	(474)	(394)	—
Total gains (losses)	$ 3,054	$ (4,952)	$ (6,372)

(1) The initial fair value of the credit derivative liabilities is recorded in "Gain on sales of loans" with incremental changes in the fair value recorded in "Net fair value adjustments," both within "Marketplace revenue" on the Income Statement.

(2) Recorded in "Net fair value adjustments" within "Marketplace revenue" on the Income Statement.

Derivatives Designated as Accounting Hedges

The table below presents the notional and gross fair value amounts of the Company's interest rate swaps that are designated as fair value hedges:

	December 31, 2025			December 31, 2024		
	Notional	Derivative Asset [1]	Derivative Liability [1]	Notional	Derivative Asset [1]	Derivative Liability [1]
Unsecured personal loans	$ 575,000	$ 81	$ (1,566)	$ 1,075,000	$ 1,323	$ (2,976)
Securities available for sale	475,000	146	(774)	225,000	2,382	—
Total interest rate swaps	$ 1,050,000	$ 227	$ (2,340)	$ 1,300,000	$ 3,705	$ (2,976)

(1) Recorded in "Other assets" or "Other liabilities," as applicable, on the Balance Sheet and in "Operating activities" on the Statement of Cash Flows.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table summarizes the gains (losses) recognized on the Company's fair value hedges:

Year Ended December 31,	2025	2024	2023
Unsecured personal loans:			
Hedged item	$ (275)	$ (7,009)	$ 8,881
Derivatives	168	6,894	(8,547)
Interest settlement on derivative [1]	(8)	4,539	2,514
Total (losses) gains on hedged unsecured personal loans [2]	(115)	4,424	$ 2,848
Securities available for sale:			
Hedged item	2,924	(2,197)	—
Derivatives	(3,010)	2,382	—
Interest settlement on derivative [1]	2,378	806	—
Total gains on hedged securities available for sale [3]	2,292	991	—
Total gains on fair value hedges	$ 2,177	$ 5,415	$ 2,848

(1) Includes accrued interest receivable and accrued interest payable.

(2) Recorded in "Interest and fees on loans and leases held for investment" on the Income Statement.

(3) Recorded in "Interest on securities available for sale" on the Income Statement.

The following table presents the cumulative basis adjustments for fair value hedges:

	December 31, 2025		December 31, 2024	
Balance Sheet Line Item	Carrying Amount of Closed Portfolio [1]	Cumulative Fair Value Adjustment Included in the Carrying Amount of the Hedged Items	Carrying Amount of Closed Portfolio [1]	Cumulative Fair Value Adjustment Included in the Carrying Amount of the Hedged Items
Loans and leases held for investment	$ 1,283,622	$ 1,597	$ 1,388,222	$ 1,872
Securities available for sale	$ 1,091,921	$ 727	$ 2,255,848	$ (2,197)

(1) Represents the total closed portfolio of assets (at amortized cost) designated in a portfolio method hedge relationship in which the hedged item is a stated layer that is expected to be remaining at the end of the hedging relationship. At December 31, 2025, the amortized cost of unsecured personal loans and AFS securities, designated as the hedged items in the portfolio layer hedging relationship, was $575.0 million and $475.0 million, respectively. At December 31, 2024, the amortized cost of unsecured personal loans and AFS securities, designated as the hedged items in the portfolio layer hedging relationship, was $1.075 billion and $225.0 million, respectively.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

9. Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

December 31,	2025	2024
Software [(1)]	$ 259,773	$ 222,000
Land, building and building improvements [(2)] [(3)]	81,601	—
Leasehold improvements	30,686	30,699
Computer equipment [(4)]	5,829	22,216
Furniture and fixtures	5,554	5,554
Total property, equipment and software	383,443	280,469
Accumulated depreciation and amortization	(129,355)	(112,937)
Total property, equipment and software, net	$ 254,088	$ 167,532

(1) Includes $28.3 million and $43.4 million of development in progress for internally-developed software and $6.8 million and $7.1 million of development in progress to customize purchased software as of December 31, 2025 and 2024, respectively.

(2) In April 2025, the Company acquired an office building which will be used as the Company's headquarters beginning in the second quarter of 2026. See *"Note 17. Leases"* for additional information.

(3) Includes $7.7 million of building improvements in progress as of December 31, 2025.

(4) During the first quarter of 2025, the Company retired $16.8 million of fully depreciated computer equipment as part of its migration onto a cloud-based hosting platform.

Depreciation and amortization expense on property, equipment and software was $59.7 million, $49.8 million and $43.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company recognized impairment expense of $5.5 million on its internally-developed software for the year ended December 31, 2024. This was recorded within "Depreciation and amortization" expense on the Income Statement. No impairment expense was recorded for the years ended December 31, 2025 and 2023.

10. Goodwill and Intangible Assets

Goodwill

The Company's goodwill balance was $75.7 million as of both December 31, 2025 and 2024. The Company did not record any goodwill impairment expense during the years ended December 31, 2025, 2024 and 2023. Goodwill is not amortized, but is subject to annual impairment tests that are performed in the fourth quarter of each calendar year. For additional detail, see "*Note 1. Summary of Significant Accounting Policies.*"

Intangible Assets

Intangible assets consist primarily of customer relationships. These intangible assets are amortized on an accelerated basis from ten to fourteen years.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Intangible assets, net of accumulated amortization, are included in "Other assets" on the Balance Sheet. The gross and net carrying values and accumulated amortization were as follows:

December 31,	2025	2024
Gross carrying value	$ 56,490	$ 54,500
Accumulated amortization	(49,071)	(45,914)
Net carrying value	$ 7,419	$ 8,586

Amortization expense associated with intangible assets for the years ended December 31, 2025, 2024 and 2023 was $3.2 million, $3.5 million and $4.2 million, respectively. There was no impairment loss for the years ended December 31, 2025, 2024 and 2023.

The expected future amortization expense for intangible assets as of December 31, 2025, is as follows:

2026	$ 2,636
2027	1,943
2028	1,179
2029	729
2030	456
Thereafter	476
Total	$ 7,419

11. Other Assets

Other assets consist of the following:

December 31,	2025	2024
Deferred tax assets, net [(1)]	$ 96,159	$ 137,155
Servicing assets [(2)]	65,326	61,020
Nonmarketable equity investments	48,462	44,114
Accrued interest receivable	43,918	40,388
Operating lease assets	12,942	21,304
Intangible assets, net [(3)]	7,419	8,586
Other	93,860	91,415
Total other assets	$ 368,086	$ 403,982

(1) See "*Note 16. Income Taxes*" for additional detail.

(2) Loans underlying servicing assets had a total outstanding principal balance of $7.6 billion and $7.3 billion as of December 31, 2025 and 2024, respectively.

(3) See "*Note 10. Goodwill and Intangible Assets*" for additional detail.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

12. Deposits

Deposits consist of the following:

December 31,	2025	2024
Interest-bearing deposits:		
Savings and money market accounts	$ 6,599,737	$ 5,903,869
Certificates of deposit	2,434,422	2,294,214
Checking accounts	425,324	478,036
Total	9,459,483	8,676,119
Noninterest-bearing deposits	374,387	392,118
Total deposits	$ 9,833,870	$ 9,068,237

Total certificates of deposit at December 31, 2025 are scheduled to mature as follows:

2026	$ 2,389,994
2027	29,895
2028	2,953
2029	10,341
2030	1,239
Total certificates of deposit (1)	$ 2,434,422

(1) Certificates of deposit in excess of the FDIC insurance limit of $250 thousand per account holder totaled $116.6 million at December 31, 2025.

13. Borrowings

The Company did not have any debt outstanding as of December 31, 2025 or 2024.

Borrowing Capacity

The following table summarizes the Company's available borrowing capacity and the related pledged collateral:

	December 31, 2025		December 31, 2024	
	Available Borrowing Capacity	Pledged Collateral (1)	Available Borrowing Capacity	Pledged Collateral (2)
FRB Discount Window	$ 3,294,827	$ 4,245,845	$ 2,635,034	$ 3,245,547
FHLB of Des Moines	679,361	861,913	626,117	829,885
Total	$ 3,974,188	$ 5,107,758	$ 3,261,151	$ 4,075,432

(1) As of December 31, 2025, the Company had $4.2 billion in loans pledged under the FRB Discount Window and $486.2 million in loans and $375.7 million in securities available for sale at fair value pledged to the FHLB of Des Moines.

(2) As of December 31, 2024, the Company had $3.2 billion in loans pledged under the FRB Discount Window and $456.4 million in loans and $373.5 million in securities available for sale at fair value pledged to the FHLB of Des Moines.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

14. Other Liabilities

Other liabilities consist of the following:

December 31,	2025	2024
Accounts payable and accrued expenses	$ 87,341	$ 78,131
Due to borrowers [(1)]	60,254	24,449
Operating lease liabilities	15,826	28,502
Payable to investors [(2)]	11,926	22,833
Other	58,171	66,626
Total other liabilities	$ 233,518	$ 220,541

(1) Represents originated loans for which disbursement of funds is pending to borrowers.

(2) Represents principal and interest on loans collected by the Company and pending disbursement to investors.

15. Equity

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance was as follows:

December 31,	2025	2024
Available for future RSU, PBRSU and stock option grants	20,915,498	21,815,259
Unvested RSUs, PBRSUs and stock options outstanding	5,806,751	7,281,684
Available for ESPP	8,681,503	8,681,503
Total reserved for future issuance	35,403,752	37,778,446

Share Repurchases

On November 4, 2025, the Company’s Board of Directors approved a program to repurchase and acquire up to $100 million of the Company’s common stock through December 31, 2026. During the fourth quarter of 2025, the Company repurchased 389,624 shares of LendingClub common stock on the open market at an average price of $18.27 per share and subsequently retired those shares.

Employee Incentive Plans

The Company’s equity incentive plans provide for granting awards, including RSUs, PBRSUs, cash awards and stock options to employees, officers and directors.

Stock-based Compensation

Stock-based compensation expense, included in “Compensation and benefits” expense on the Income Statement, was as follows for the periods presented:

Year Ended December 31,	2025	2024	2023
RSUs	$ 34,730	$ 43,841	$ 57,213
PBRSUs	4,349	3,276	4,406
Stock-based compensation expense, gross	39,079	47,117	61,619
Less: Capitalized stock-based compensation expense	4,793	7,048	9,230
Stock-based compensation expense, net	$ 34,286	$ 40,069	$ 52,389

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Restricted Stock Units

The following table summarizes the Company’s RSU activity:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2024	5,638,230	$ 8.78
Granted	2,874,448	$ 12.55
Vested	(3,442,613)	$ 9.26
Forfeited/expired	(791,378)	$ 9.80
Unvested at December 31, 2025	4,278,687	$ 10.73

During the year ended December 31, 2025, the Company granted 2,874,448 RSUs with an aggregate fair value of $36.1 million.

As of December 31, 2025, there was $36.9 million of unrecognized compensation cost related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately 1.5 years, subject to any forfeitures.

Performance-based Restricted Stock Units

The Company’s outstanding PBRSU awards consist of awards with a market-based metric and awards with an operating-based metric, all with a three-year performance period, following which any earned portion is immediately vested. With respect to PBRSU awards with a market-based metric, the compensation expense of the award is fixed at the time of grant (incorporating the probability of achieving the market-based metric) and expensed over the performance period. With respect to PBRSU awards with an operating-based metric, the compensation expense of the award is set at the time of grant (assuming a target level of achievement), subsequently adjusted for actual performance during the performance period and expensed over the performance/vesting period.

The following table summarizes the Company’s PBRSU activity:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2024	1,212,209	$ 8.68
Granted	325,472	$ 10.94
Forfeited/expired	(376,862)	$ 10.09
Unvested at December 31, 2025	1,160,819	$ 8.86

During the year ended December 31, 2025, the Company granted 325,472 PBRSUs with an aggregate fair value of $3.6 million.

As of December 31, 2025, there was $3.7 million of unrecognized compensation cost related to unvested PBRSUs, which is expected to be recognized over a weighted-average period of approximately 0.8 years, subject to any forfeitures.

Stock Options

The following table summarizes the activities for the Company's stock options:

	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value [1] (in thousands)
Outstanding and exercisable at December 31, 2024	431,245	$ 46.29		
Forfeited/Expired	(64,000)	$ 115.80		
Outstanding and exercisable at December 31, 2025	367,245	$ 34.18	0.2	$ 168

[1] The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company's closing stock price of $18.94 as reported on the New York Stock Exchange on December 31, 2025.

There were no stock options granted during the years ended December 31, 2025, 2024 and 2023. Furthermore, all stock options were fully vested and there was no unrecognized compensation cost remaining for those periods.

16. Income Taxes

Income tax expense (benefit) consisted of the following:

Year Ended December 31,	2025	2024	2023
Current:			
Federal	$ 1,854	$ 316	$ 3,180
State	1,972	2,551	(5,060)
Total current tax expense (benefit)	3,826	2,867	(1,880)
Deferred:			
Federal	27,486	10,997	11,427
State	9,957	(128)	6,131
Total deferred expense	37,443	10,869	17,558
Income tax expense	$ 41,269	$ 13,736	$ 15,678

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The table below presents a reconciliation of the income tax expense at the statutory federal income tax rate to the income tax expense at the effective income tax rate:

Year Ended December 31,	2025		2024		2023	
U.S. federal statutory tax rate	$ 37,159	21.00 %	$ 13,664	21.00 %	$ 11,470	21.00 %
State and local income tax, net of federal tax income effect [(1)]	9,772	5.52 %	2,392	3.68 %	903	1.65 %
Change in unrecognized tax benefits	(1,662)	(0.94)%	1,779	2.73 %	1,380	2.53 %
Tax credits:						
Research and development tax credits	(4,319)	(2.44)%	(5,931)	(9.12)%	(4,600)	(8.42)%
Nontaxable or nondeductible items:						
(Windfalls) Shortfalls related to equity compensation	(1,805)	(1.02)%	(610)	(0.94)%	4,280	7.84 %
Nondeductible portion of executive compensation	2,583	1.46 %	3,313	5.09 %	2,230	4.08 %
Other	20	0.01 %	(3)	— %	(141)	(0.26)%
Other adjustments:						
Benefit from intraperiod tax allocation	(481)	(0.27)%	(868)	(1.33)%	—	— %
Other	2	— %	—	— %	156	0.29 %
Effective income tax rate	$ 41,269	23.32 %	$ 13,736	21.11 %	$ 15,678	28.71 %

(1) The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, Illinois, New Jersey and New York for 2025; California, Illinois, Massachusetts, New Jersey and New York for 2024; and California for 2023.

Cash paid for income taxes, net of refunds, are as follows:

Year Ended December 31,	2025	2024	2023
Federal	$ 1,950	$ —	$ 1,625
State:			
Illinois	*	*	1,406
New Jersey	*	*	1,021
Georgia	*	*	591
New York	185	124	*
New York MCTD	*	48	*
Texas	380	132	*
New York City	*	119	*
Oregon	*	96	*
Pennsylvania	*	15	*
Utah	*	(160)	(519)
Colorado	*	(94)	*
Other	862	(5)	2,507
Total State	1,427	275	5,006
Income taxes, net of amounts refunded	$ 3,377	$ 275	$ 6,631

* The amount of income taxes paid during the year does not meet the 5% disaggregation threshold and is included in “Other.”

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The significant components of the Company's net deferred tax assets were as follows:

December 31,	2025	2024
Deferred tax assets:		
Allowance for loan and lease losses	$ 67,876	$ 64,925
Net operating loss carryforwards	40,327	54,981
Tax credit carryforwards	34,706	31,416
Reserves and accruals	13,584	13,699
Deferred compensation	7,862	9,862
Goodwill	5,671	8,244
Unrealized loss on AFS securities	5,545	9,096
Operating lease liabilities	3,818	7,649
Stock-based compensation	3,279	4,849
Other	2,892	3,187
Gross deferred tax assets	185,560	207,908
Valuation allowance	(48,047)	(46,325)
Total deferred tax assets	$ 137,513	$ 161,583
Deferred tax liabilities:		
Internally-developed software	$ (27,634)	$ (5,280)
Leases	(7,817)	(11,283)
Operating lease assets	(3,122)	(5,717)
Servicing assets	(415)	(1,708)
Other	(2,366)	(440)
Total deferred tax liabilities	$ (41,354)	$ (24,428)
Deferred tax assets, net	$ 96,159	$ 137,155

As of December 31, 2025 and 2024, the Company maintained a valuation allowance of $48.0 million and $46.3 million, respectively, solely related to certain state net operating loss carryforwards (NOLs) and state tax credit carryforwards.

The table below provides information about the Company's NOLs and tax credit carryforwards by jurisdiction:

	December 31, 2025	Expiration
Tax loss carryforwards [(1)]:		
Net operating loss – federal	$ —	Indefinite
Net operating loss – state	$ 483,357	2030 - 2042
Net operating loss – state	$ 41,195	Indefinite
Tax credit carryforwards [(1)]:		
Research and development credits – federal	$ 35,542	2037 - 2045
Research and development credits – state	$ 22,545	Indefinite

(1) The carryforwards, net of the valuation allowance for certain states, are expected to be fully utilized prior to expiration.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The table below presents a reconciliation of total unrecognized tax benefits:

Year Ended December 31,	2025	2024	2023
Unrecognized tax benefits at beginning of year	$ 33,073	$ 30,062	$ 27,850
Gross increase (decrease) – tax positions related to prior years	(6,195)	671	(161)
Gross increase – tax positions related to current year	2,310	2,340	2,373
Unrecognized tax benefits at end of year	$ 29,188	$ 33,073	$ 30,062

As of December 31, 2025 and 2024, $20.7 million and $22.4 million, respectively, of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate. The Company had $0.4 million accrued for the payment of interest and penalties related to unrecognized tax benefits as of December 31, 2025 and 2024.

The Company files income tax returns in the United States and various state jurisdictions. As of December 31, 2025, the Company's federal tax returns for 2021 and earlier, and state tax returns for 2020 and earlier were no longer subject to examination by the taxing authorities. However, tax credit carryforwards from closed periods may be subject to audit and re-examination by tax authorities when utilized in subsequent years.

17. Leases

Lessee Arrangements

The Company has various operating leases, including with respect to its headquarters in San Francisco, California, and office spaces in the Salt Lake City, Utah area, Boston, Massachusetts, and New York, New York. In April 2025, the Company acquired an office building located in San Francisco, California, which will be used as its headquarters beginning in the second quarter of 2026, following the expiration of its current San Francisco lease. As of December 31, 2025, the remaining leases have lease terms ranging from approximately two to three years. As of December 31, 2025, the Company pledged $0.5 million of cash and $1.1 million in letters of credit as security deposits in connection with its lease agreements.

Balance sheet information related to leases was as follows:

ROU Assets and Lease Liabilities	Balance Sheet Classification	December 31, 2025	December 31, 2024
Operating lease assets	Other assets	$ 12,942	$ 21,304
Operating lease liabilities	Other liabilities	$ 15,826	$ 28,502

Net lease costs were $10.9 million, $10.5 million and $12.0 million during the years ended December 31, 2025, 2024 and 2023, respectively. Such costs are recorded within "Occupancy" expense on the Income Statement.

Supplemental cash flow information related to the Company's operating leases was as follows:

Year Ended December 31,	2025	2024	2023
Non-cash activity:			
Leased assets remeasured resulting from new, amended or modified operating lease liabilities	$ —	$ 1,987	$ (29,745)

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company's future minimum undiscounted lease payments under operating leases as of December 31, 2025 were as follows:

	Operating Lease Payments
2026	$ 7,973
2027	5,010
2028	4,046
2029	909
2030	—
Total lease payments	$ 17,938
Discount effect	(2,112)
Present value of future minimum lease payments	$ 15,826

The weighted-average remaining lease term and discount rate used in the calculation of the Company's operating lease assets and liabilities were as follows:

Lease Term and Discount Rate	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years)	2.64	2.98
Weighted-average discount rate	4.56 %	4.87 %

Lessor Arrangements

Operating Leases

The Company leases space in its office building to third-party tenants under operating lease agreements with initial term expiration dates ranging from 2025 to 2034. Some of the agreements include options to extend the lease term for an additional five years.

Rental income earned from such leases was as follows for the periods presented:

Year Ended December 31,	2025	2024	2023
Rental income [(1)]	$ 7,459	$ —	$ —

[(1)] Recorded in "Other non-interest income" on the Income Statement.

Future fixed lease payments to be received by the Company as of December 31, 2025, under non-cancelable operating leases, were as follows:

2026	$ 4,654
2027	3,356
2028	2,460
2029	1,932
2030	1,990
Thereafter	6,215
Total lease payments	$ 20,607

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Sales-type Leases

The Company has sales-type leases for equipment (Equipment Finance). Such arrangements may include options to renew or to purchase the leased equipment at the end of the lease term.

Interest earned on Equipment Finance was as follows for the periods presented:

Year Ended December 31,	2025	2024	2023
Interest earned [(1)]	$ 2,776	$ 5,152	$ 8,929

(1) Recorded in "Interest and fees on loans and leases held for investment" on the Income Statement.

The components of Equipment Finance assets are as follows:

December 31,	2025	2024
Lease receivables	$ 25,384	$ 49,290
Unguaranteed residual asset values	17,907	20,728
Unearned income	(3,690)	(6,125)
Deferred costs	156	339
Total	$ 39,757	$ 64,232

Future minimum lease payments based on maturity of the Company's sales-type leases as of December 31, 2025 were as follows:

2026	$ 13,420
2027	7,469
2028	3,823
2029	1,476
2030	—
Total lease payments	$ 26,188
Discount effect	(804)
Present value of future minimum lease payments	$ 25,384

18. Commitments and Contingencies

Operating Lease Commitments

For discussion regarding the Company's operating lease commitments, see "*Note 17. Leases.*"

Loan Repurchase Obligations

The Company is generally required to repurchase loans or interests therein from marketplace investors in cases of (i) confirmed identity theft or certain other types of fraud on the part of the borrower or a service provider; (ii) certain failures of loans to comply with the investor's purchase order or as an investor accommodation; or (iii) confirmed material breach of representations made with respect to such loans that result in a material adverse effect on such loan. The Company believes such provisions are customary and consistent with institutional loan and securitization market standards.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Unfunded Lending Commitments

As of December 31, 2025 and 2024, the contractual amount of unfunded lending commitments totaled $98.2 million and $105.0 million, respectively, of which $52.0 million and $105.0 million, respectively, are commitments for loans (at amortized cost) to be funded. See "*Note 5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses*" for additional detail on the reserve for unfunded lending commitments.

Legal

The Company is subject to various claims brought in a litigation or regulatory context. These include lawsuits and regulatory exams, investigations, or inquiries. In accordance with applicable accounting standards, the Company accrues for costs related to contingencies when a loss from such claims is probable and the amount of loss can be reasonably estimated. In determining whether a loss from a claim is probable and the loss can be reasonably estimated, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines an unfavorable outcome is not probable or the amount of loss cannot be reasonably estimated, the Company does not accrue for a potential litigation loss. In those situations, the Company discloses an estimate or range of the reasonably possible losses, if such estimates can be made.

Based on information available to the Company as of the date of this Annual Report, the Company does not believe that the resolution of the pending claims will have a material adverse effect on its financial position, results of operations or cash flows.

Regulatory Examinations and Actions Relating to the Company's Business Practices, and Compliance with Applicable Laws

The Company is and has been subject to periodic inquiries, exams and enforcement actions brought by federal and state regulatory agencies relating to the Company's business practices, and operating in compliance with applicable laws.

In the past, the Company has successfully resolved such matters in a manner that was not material to its results of financial operations in any period and that did not materially limit the Company's ability to conduct its business. However, no assurances can be given as to the timing, outcome or consequences of these matters or other similar matters if or as they arise.

19. Regulatory Requirements

LendingClub and LC Bank are subject to comprehensive supervision, examination and enforcement, and regulation by the FRB and the Office of the Comptroller of the Currency (OCC), respectively, including generally similar capital adequacy requirements adopted by both agencies.

These requirements establish required minimum ratios for Common Equity Tier 1 (CET1) risk-based capital, Tier 1 risk-based capital, total risk-based capital and a Tier 1 leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; and define what qualifies as capital for purposes of meeting the capital requirements. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. The minimum capital requirements under the Basel Committee on Banking Supervision standardized approach for U.S. banking organizations (Basel III) capital framework are: a CET1 risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6.0%, a total risk-based capital ratio of 8.0%, and a Tier 1 leverage ratio of 4.0%. Additionally, a capital conservation buffer of 2.5% must be maintained above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, share repurchases, and certain

discretionary bonus payments. In addition to these guidelines, the regulators assess any particular institution's capital adequacy based on numerous factors and may require a particular banking organization to maintain capital at levels higher than the generally applicable minimums prescribed under the Basel III capital framework. The Federal Deposit Insurance Act provides for a system of "prompt corrective action" (PCA). The PCA framework provides for capitalization categories ranging from "well-capitalized" to "critically undercapitalized." An institution's PCA category is determined primarily by its regulatory capital ratios. The PCA requires remedial actions and imposes limitations that become increasingly stringent as its PCA capitalization category declines, including the ability to accept and/or rollover brokered deposits. At December 31, 2025 and 2024, the Company's and LC Bank's regulatory capital ratios exceeded the thresholds required to be regarded as "well-capitalized" institutions and met all capital adequacy requirements to which they are subject. There have been no events or conditions since December 31, 2025 that management believes would change the Company's categorization.

The following table presents the actual capital amounts and ratios of the Company and LC Bank as well as LC Bank's regulatory minimum and "well-capitalized" requirements (dollars in millions):

	December 31, 2025		December 31, 2024		Required Minimum [1]	Well-Capitalized Minimum
	Amount	Ratio	Amount	Ratio		
LendingClub Corporation:						
CET1 capital [2]	$ 1,342.6	17.4 %	$ 1,188.6	17.3 %	7.0 %	N/A
Tier 1 capital	$ 1,342.6	17.4 %	$ 1,188.6	17.3 %	8.5 %	6.0 %
Total capital	$ 1,441.0	18.7 %	$ 1,276.5	18.5 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,342.6	12.0 %	$ 1,188.6	11.0 %	4.0 %	N/A
Risk-weighted assets	$ 7,696.1	N/A	$ 6,887.1	N/A	N/A	N/A
Quarterly adjusted average assets	$ 11,174.0	N/A	$ 10,814.0	N/A	N/A	N/A
LendingClub Bank:						
CET1 capital [2]	$ 1,183.9	15.5 %	$ 1,101.4	16.1 %	7.0 %	6.5 %
Tier 1 capital	$ 1,183.9	15.5 %	$ 1,101.4	16.1 %	8.5 %	8.0 %
Total capital	$ 1,281.8	16.8 %	$ 1,188.5	17.4 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,183.9	10.7 %	$ 1,101.4	10.3 %	4.0 %	5.0 %
Risk-weighted assets	$ 7,652.0	N/A	$ 6,823.1	N/A	N/A	N/A
Quarterly adjusted average assets	$ 11,090.4	N/A	$ 10,696.7	N/A	N/A	N/A

N/A – Not applicable

[1] Required minimums presented for risk-based capital ratios include the required capital conservation buffer of 2.5%.

[2] CET1 capital consists of common stockholders' equity as defined under U.S. GAAP and certain adjustments made in accordance with regulatory capital guidelines, including the addition of the CECL transitional benefit and deductions for goodwill and other intangible assets.

Federal laws and regulations limit the ability of national banks, such as LC Bank, to pay dividends based upon, among other things, maintaining required levels of regulatory capital and retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. During the first quarter of 2025, LC Bank paid a $50 million cash dividend to LendingClub Corporation to return a capital contribution made by LendingClub Corporation to LC Bank in the second half of 2024. LC Bank has not otherwise declared any dividends.

Federal law restricts the amount and the terms of both credit and non-credit transactions between a bank and its nonbank affiliates. These covered transactions may not exceed 10% of the bank's capital and surplus (which for this purpose represents tier 1 and tier 2 capital, as calculated under the risk-based capital rules, plus the balance of the ACL excluded from tier 2 capital) with any single nonbank affiliate and 20% of the bank's capital and surplus with all its nonbank affiliates. Covered transactions that are extensions of credit may require collateral to be pledged to provide added security to the bank.

20. Segment Reporting

Reportable Segments

The Company defines operating segments to be components of the Company for which discrete financial information is evaluated regularly by the Chief Operating Decision Maker (CODM) to allocate resources and evaluate financial performance. The measure of segment profit used by the CODM in this evaluation is net income. The CODM consists of the Company's Chief Executive Officer and Chief Financial Officer. This information is reviewed according to the legal organizational structure of the Company's operations with products and services presented separately for the parent bank holding company and its wholly-owned subsidiary, LC Bank, which are both considered reportable segments. Income taxes are recorded on a separate entity basis whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return.

LendingClub Bank

The LC Bank operating segment represents the national bank legal entity and reflects operating activities after its formation. This segment provides a full complement of financial products and solutions, including loans and deposits. It originates loans to individuals and businesses, retains loans for investment, sells loans to marketplace investors and manages relationships with deposit holders.

LendingClub Corporation (Parent Only)

The LendingClub Corporation (Parent only) operating segment represents the holding company legal entity and predominately reflects the operations of the Company prior to the formation of LC Bank. This activity includes, but is not limited to, servicing fee revenue on purchased servicing assets, and interest income and interest expense related to transactions entered into prior to LC Bank's formation.

LENDINGCLUB CORPORATION
Notes to Consolidated Financial Statements
(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Financial information for the segments is presented in the following tables:

Year Ended December 31,	LendingClub Bank			LendingClub Corporation (Parent only)			Total Reportable Segments		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Non-interest income:									
Marketplace revenue	$ 303,930	$ 176,921	$ 206,381	$ 29,613	$ 36,595	$ 41,817	$ 333,543	$ 213,516	$ 248,198
Other non-interest income	52,050	53,643	74,684	7,472	9,038	9,503	59,522	62,681	84,187
Total non-interest income	355,980	230,564	281,065	37,085	45,633	51,320	393,065	276,197	332,385
Interest income:									
Interest income	960,714	902,741	818,206	829	5,217	14,424	961,543	907,958	832,630
Interest expense	(335,871)	(373,219)	(266,218)	—	(698)	(4,574)	(335,871)	(373,917)	(270,792)
Net interest income	624,843	529,522	551,988	829	4,519	9,850	625,672	534,041	561,838
Total net revenue	980,823	760,086	833,053	37,914	50,152	61,170	1,018,737	810,238	894,223
Provision for credit losses	(191,320)	(178,267)	(243,565)	—	—	—	(191,320)	(178,267)	(243,565)
Non-interest expense:									
Compensation and benefits	(235,289)	(225,620)	(255,428)	(6,557)	(6,538)	(6,520)	(241,846)	(232,158)	(261,948)
Marketing	(149,211)	(100,400)	(93,840)	—	(2)	—	(149,211)	(100,402)	(93,840)
Equipment and software	(56,963)	(51,068)	(53,239)	(51)	(126)	(246)	(57,014)	(51,194)	(53,485)
Depreciation and amortization	(58,277)	(50,309)	(30,216)	(4,612)	(8,525)	(16,979)	(62,889)	(58,834)	(47,195)
Professional services	(41,689)	(31,376)	(33,963)	(650)	(669)	(1,210)	(42,339)	(32,045)	(35,173)
Occupancy	(12,068)	(7,582)	(7,980)	(7,766)	(8,216)	(9,552)	(19,834)	(15,798)	(17,532)
Other non-interest expense	(62,854)	(54,963)	(62,360)	(14,484)	(21,511)	(24,508)	(77,338)	(76,474)	(86,868)
Total non-interest expense	(616,351)	(521,318)	(537,026)	(34,120)	(45,587)	(59,015)	(650,471)	(566,905)	(596,041)
Income tax (expense) benefit	(41,502)	(12,824)	(17,881)	233	(912)	2,203	(41,269)	(13,736)	(15,678)
Net income [1]	$ 131,650	$ 47,677	$ 34,581	$ 4,027	$ 3,653	$ 4,358	$ 135,677	$ 51,330	$ 38,939
Capital expenditures	$ 143,566	$ 54,302	$ 59,509	$ —	$ —	$ —	$ 143,566	$ 54,302	$ 59,509

[1] Total net income from reportable segments reflects net income on a consolidated basis.

Year Ended December 31,	2025	2024	2023
Total net revenue – reportable segments	$ 1,018,737	$ 810,238	$ 894,223
Intercompany eliminations	(19,889)	(23,227)	(29,604)
Total net revenue – consolidated	$ 998,848	$ 787,011	$ 864,619

Each expense item reported above represents the Company's "significant segment expenses" as they are separately evaluated by the CODM, with the exception of "Other non-interest expense" which represents "other segment items" and encompasses various miscellaneous operating expenses.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

	LendingClub Bank		LendingClub Corporation (Parent only)		Total Reportable Segments	
December 31,	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Assets						
Total cash and cash equivalents	$ 901,246	$ 932,463	$ 127,087	$ 65,981	$ 1,028,333	$ 998,444
Restricted cash	—	—	16,659	27,536	16,659	27,536
Securities available for sale at fair value	3,696,626	3,452,648	10,083	—	3,706,709	3,452,648
Loans held for sale at fair value	1,762,396	636,352	—	—	1,762,396	636,352
Loans and leases held for investment, net	3,997,069	3,889,084	—	—	3,997,069	3,889,084
Loans held for investment at fair value	472,301	1,023,226	1,013	4,572	473,314	1,027,798
Property, equipment and software, net	250,168	158,995	3,920	8,537	254,088	167,532
Investment in subsidiary	—	—	903,339	910,544	903,339	910,544
Goodwill	75,717	75,717	—	—	75,717	75,717
Other assets	316,488	300,621	72,323	121,198	388,811	421,819
Total assets	11,472,011	10,469,106	1,134,424	1,138,368	12,606,435	11,607,474
Liabilities and Equity						
Total deposits	9,948,426	9,116,821	—	—	9,948,426	9,116,821
Other liabilities	217,930	177,711	36,313	60,667	254,243	238,378
Total liabilities	10,166,356	9,294,532	36,313	60,667	10,202,669	9,355,199
Total equity	1,305,655	1,174,574	1,098,111	1,077,701	2,403,766	2,252,275
Total liabilities and equity	$ 11,472,011	$ 10,469,106	$ 1,134,424	$ 1,138,368	$ 12,606,435	$ 11,607,474

December 31,	**2025**	**2024**
Total assets – reportable segments	$ 12,606,435	$ 11,607,474
Intercompany eliminations	(1,038,619)	(976,965)
Total assets – consolidated	$ 11,567,816	$ 10,630,509

December 31,	**2025**	**2024**
Total liabilities and equity – reportable segments	$ 12,606,435	$ 11,607,474
Intercompany eliminations – liabilities	(135,281)	(66,421)
Intercompany eliminations – equity	(903,338)	(910,544)
Total liabilities and equity – consolidated	$ 11,567,816	$ 10,630,509

Concentration and Geographic Information

No individual borrower or marketplace investor accounted for 10% or more of total net revenue for any of the periods presented. All of the Company’s revenue is generated in the United States, and all of the long-lived assets are based in the United States.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

21. LendingClub Corporation – Parent Company-Only Financial Statements

The following tables present standalone condensed financial statements for LendingClub Corporation (Parent Company). These statements are provided in accordance with SEC rules, which require such disclosures when the restricted net assets of a consolidated subsidiary exceed 25% of consolidated net assets, and should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements. For purposes of these condensed financial statements, the Parent's wholly-owned subsidiary is presented in accordance with the equity method of accounting.

Statements of Income

Year Ended December 31,	2025	2024	2023
Non-interest income:			
Marketplace revenue	$ 29,613	$ 36,595	$ 41,817
Other non-interest income	7,472	9,038	9,503
Total non-interest income	37,085	45,633	51,320
Interest income:			
Interest on loans held for investment at fair value	474	1,831	6,811
Interest on securities available for sale	83	2,785	6,802
Other interest income	272	601	811
Total interest income	829	5,217	14,424
Interest expense:			
Other interest expense	—	698	4,574
Total interest expense	—	698	4,574
Net interest income	829	4,519	9,850
Total net revenue	37,914	50,152	61,170
Non-interest expense:			
Compensation and benefits	6,557	6,538	6,520
Marketing	—	2	—
Equipment and software	51	126	246
Depreciation and amortization	4,612	8,525	16,979
Professional services	650	669	1,210
Occupancy	7,766	8,216	9,552
Other non-interest expense	14,484	21,511	24,508
Total non-interest expense	34,120	45,587	59,015
Income before income tax benefit (expense)	3,794	4,565	2,155
Income tax benefit (expense)	233	(912)	2,203
Income before undistributed earnings of subsidiary	4,027	3,653	4,358
Equity in undistributed earnings of subsidiary	131,650	47,677	34,581
Net income	$ 135,677	$ 51,330	$ 38,939

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

In accordance with federal laws and regulations, dividends paid by LC Bank to the Company are subject to certain restrictions. See "*Note 19. Regulatory Requirements*" for more information.

Statements of Comprehensive Income

Year Ended December 31,	**2025**	**2024**	**2023**
Net income	$ 135,677	$ 51,330	$ 38,939
Other comprehensive income, net of tax:			
Net unrealized (loss) gain on securities available for sale	(553)	(3,076)	6,706
Equity in other comprehensive income (loss) of subsidiary	6,636	9,137	(1,282)
Other comprehensive income, net of tax	6,083	6,061	5,424
Total comprehensive income	$ 141,760	$ 57,391	$ 44,363

Balance Sheets

December 31,	**2025**	**2024**
Assets		
Cash and due from banks	$ 116,190	$ 52,398
Interest-bearing deposits in banks	10,897	13,583
Total cash and cash equivalents	127,087	65,981
Restricted cash	16,659	27,536
Securities available for sale at fair value ($10,083 and $0 at amortized cost, respectively)	10,083	—
Loans held for investment at fair value	1,013	4,572
Property, equipment and software, net	3,920	8,537
Investment in subsidiary	1,260,008	1,177,745
Other assets	67,971	118,027
Total assets	$ 1,486,741	$ 1,402,398
Liabilities and Equity		
Other liabilities	36,313	60,667
Total liabilities	36,313	60,667
Equity		
Common stock, $0.01 par value; 180,000,000 shares authorized; 115,368,987 and 113,383,917 shares issued and outstanding, respectively	1,154	1,134
Additional paid-in capital	1,719,233	1,702,316
Accumulated deficit	(251,799)	(337,476)
Accumulated other comprehensive loss	(18,160)	(24,243)
Total equity	1,450,428	1,341,731
Total liabilities and equity	$ 1,486,741	$ 1,402,398

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Statements of Cash Flows

Year Ended December 31,	2025	2024	2023
Cash flows from operating activities:			
Parent company net income	$ 135,677	$ 51,330	$ 38,939
Adjustments to reconcile net income to net cash (used for) provided by operating activities:			
Equity in undistributed earnings of subsidiary	(131,650)	(47,677)	(34,581)
Net fair value adjustments	(4,526)	(2,716)	(2,903)
Change in fair value of loan servicing assets	31,024	40,590	50,281
Stock-based compensation, net	4,230	4,505	5,253
Depreciation and amortization	4,612	8,525	16,979
Other, net	4	5	274
Net change to loans held for sale	—	1,121	5,953
Net change in operating assets and liabilities:			
Other assets	(43,322)	(57,859)	(32,805)
Other liabilities	(24,487)	(26,349)	(30,741)
Net cash (used for) provided by operating activities	(28,438)	(28,525)	16,649
Cash flows from investing activities:			
Proceeds from (payments for) investments in and advances to subsidiary	50,000	(50,000)	—
Purchase of servicing asset investment	—	(47,450)	(50,576)
Proceeds from servicing asset investment	54,278	72,718	72,343
Net change in loans held for investment	6,482	16,081	52,611
Purchases of securities available for sale	(10,000)	—	—
Proceeds from maturities and paydowns of securities available for sale	—	264	7,861
Other investing activities	—	—	200
Net cash provided by (used for) investing activities	100,760	(8,387)	82,439
Cash flows from financing activities:			
Principal payments on borrowings	—	(12,804)	(54,237)
Other financing activities	(22,093)	(13,668)	(19,834)
Net cash used for financing activities	(22,093)	(26,472)	(74,071)
Net increase (decrease) in cash, cash equivalents and restricted cash	50,229	(63,384)	25,017
Cash, cash equivalents and restricted cash, beginning of period	93,517	156,901	131,884
Cash, cash equivalents and restricted cash, end of period	$ 143,746	$ 93,517	$ 156,901

The following table presents cash, cash equivalents and restricted cash by category within the Parent Company balance sheet:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 127,087	$ 65,981
Restricted cash	16,659	27,536
Total cash, cash equivalents and restricted cash	$ 143,746	$ 93,517

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. In designing and evaluating its disclosure controls and procedures, the Company's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance, not absolute assurance, of achieving the desired control objectives, and is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures as of December 31, 2025, were designed and functioned effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of the Company's CEO and CFO, management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2025, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Deloitte & Touche LLP, has independently audited the effectiveness of our internal control over financial reporting and its report is included below.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of LendingClub Corporation:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of LendingClub Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 12, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 12, 2026

Item 9B. Other Information

Rule 10b5-1 Trading Plans

The following table shows the trading arrangements intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) adopted by the Company's directors and executive officers during the fourth quarter of 2025:

Name and Title	Adoption Date	Expiration Date	Aggregate Number of Shares to be Sold
Fergal Stack, Principal Accounting Officer	November 13, 2025	May 13, 2026	Up to 115,000

Other than disclosed above, during the fourth quarter of 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be included in our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders (Proxy Statement) and is incorporated herein by reference. The Proxy Statement will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of the 2025 fiscal year.

Item 11. Executive Compensation

The information required by Item 11 will be included in the Proxy Statement under the headings "Board of Directors and Corporate Governance – Compensation Committee Interlocks and Insider Participation," "Board of Directors and Corporate Governance – Director Compensation," "Executive Compensation" and "Report of the Compensation Committee," and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included in the Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation – Securities Authorized for Issuance Under Equity Compensation Plans," and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included in the Proxy Statement under the headings "Related Party Transactions" and "Board of Directors and Corporate Governance – Director Independence," and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be included in the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm," and is incorporated herein by reference.

LENDINGCLUB CORPORATION
PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Annual Report:

1.   Financial Statements

Consolidated Financial Statements of the Company and the related notes are included under "*Part II – Item 8. Financial Statements and Supplementary Data*" of this Annual Report.

2.   Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or Notes thereto.

3.   Exhibits

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated therein on the Exhibit Index immediately following the signature page of this Annual Report.

Item 16. Form 10-K Summary

None.

LENDINGCLUB CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2026


LENDINGCLUB CORPORATION

By: /s/ Scott Sanborn
       Scott Sanborn
       Chief Executive Officer


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Sanborn and Andrew LaBenne, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

LENDINGCLUB CORPORATION

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Scott Sanborn Scott Sanborn	Chief Executive Officer and Director	February 12, 2026
/s/ Andrew LaBenne Andrew LaBenne	Chief Financial Officer	February 12, 2026
/s/ Fergal Stack Fergal Stack	Principal Accounting Officer	February 12, 2026
/s/ Faiz Ahmad Faiz Ahmad	Director	February 12, 2026
/s/ Stephen Cutler Stephen Cutler	Director	February 12, 2026
/s/ Allan Landon Allan Landon	Director	February 12, 2026
/s/ Timothy J. Mayopoulos Timothy J. Mayopoulos	Director	February 12, 2026
/s/ John C. Morris John C. Morris	Director	February 12, 2026
/s/ Kathryn S. Reimann Kathryn S. Reimann	Director	February 12, 2026
/s/ Erin Selleck Erin Selleck	Director	February 12, 2026
/s/ Janey Whiteside Janey Whiteside	Director	February 12, 2026
/s/ Michael Zeisser Michael Zeisser	Director	February 12, 2026

LENDINGCLUB CORPORATION

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Eighth Amended and Restated Certificate of Incorporation of LendingClub Corporation, effective July 30, 2024	10-Q	001-36771	3.1	August 1, 2024	
3.2	Amended and Restated Bylaws of the Company, effective March 22, 2018	8-K/A	001-36771	3.1	June 22, 2018	
4.1	Form of Common Stock Certificate of LendingClub Corporation	10-Q	001-36771	4.1	November 6, 2019	
4.2	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	001-36771	4.2	February 13, 2025	
10.1	Form of Indemnity Agreement	S-1, Amendment No. 3	333-198393	10.1	December 1, 2014	
10.2	LendingClub Corporation 2007 Stock Incentive Plan, as amended, and form of award agreement thereunder	10-K	001-36771	10.2	February 19, 2020	
10.3	2014 Equity Incentive Plan, as amended and restated on June 8, 2023, and forms of award agreements thereunder	10-K	001-36771	10.3	February 13, 2025	
10.4	Form of Employment Agreement for Chief Executive Officer	S-1, Amendment No. 3	333-198393	10.15	December 1, 2014	
10.5	Form of Employment Agreement for Executive Officers other than Chief Executive Officer	S-1, Amendment No. 3	333-198393	10.16	December 1, 2014	
10.6	Lease Agreement, dated as of April 16, 2015, by and between LendingClub Corporation and 595 Market Street, Inc.	10-Q	001-36771	10.31	May 5, 2015	
10.7	Radius Bancorp, Inc. 2016 Omnibus Incentive Plan	S-8	333-255688	99.3	April 30, 2021	
10.8	Non-Employee Director Compensation Policy, effective October 20, 2022	10-K	001-36771	10.9	February 9, 2023	
10.9	2014 Employee Stock Purchase Plan, as amended and restated on June 11, 2024	10-Q	001-36771	10.1	August 1, 2024	
19.1	Insider Trading Policy	10-K	001-36771	19.1	February 13, 2025	
21.1	List of Subsidiaries					X
23.1	Consent of Deloitte & Touche LLP					X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

LENDINGCLUB CORPORATION

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
97.1	Clawback Policies	10-K	001-36771	97.1	February 16, 2024	
101	The following financial information from LendingClub Corporation's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.					X
104	Cover Page Interactive Data File (as formatted as Inline XBRL and contained in Exhibit 101)					

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